Form 20-F
period 2024-09-30
Birkenstock Holding plc
filed 2024-12-18
CIK 1977102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 187,829,202 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

☐ Yes ☒ No

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

References to “Euro” or “€” means the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. All references to the “British Pound,” “GBP” or “£” are to the legal currency of the United Kingdom and Crown dependencies, including Jersey. All references to “U.S. Dollars,” “Dollars,” “USD” or “$” are to the legal currency of the United States. All references to “Canadian Dollars” or “CAD” are to the legal currency of Canada. All references to “Japanese Yen” or “JPY” are to the legal currency of Japan. In this Annual Report, unless otherwise noted, amounts that are converted from Euro to U.S. Dollars are converted at an exchange rate of $1.08 per €1 and $1.07 per €1, the exchange rate as of September 30, 2024 and for the fiscal year ended September 30, 2024, respectively.

The following is a summary of certain other defined terms and concepts that we use throughout this Annual Report:

•
AB-Beteiligungs GmbH refers to AB-Beteiligungs GmbH, an entity controlled by Alexander Birkenstock, one of our controlling shareholders prior to the Transaction;
•
ABL Facility refers to the multicurrency asset-based loan facility, which was established by the ABL Facility Agreement and canceled on August 2, 2024;
•
ABL Facility Agreement refers to the asset-based-loan facility agreement entered into on April 28, 2021 by Birkenstock Group B.V. & Co. KG, Birkenstock US BidCo, Inc. and Birkenstock Limited Partner, as amended on May 2, 2023 and canceled in full on August 2, 2024;
•
APAC refers to Asia-Pacific;
•
APMA refers to Asia-Pacific, Middle East and Africa;
•
ASP refers to average selling price. For fiscal 2024 onwards, ASP is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. In previous periods, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial;
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
•
EMEA refers to Europe, Middle East and Africa;
•
ESG refers to environmental, social and governance;
•
EU refers to the European Union;
•
EURIBOR refers to Euro Interbank Offered Rate;
•
EVA refers to ethylene-vinyl acetate;
•
Exchange Act refers to the Securities Exchange Act of 1934, as amended;
•
GDPR refers to the EU General Data Protection Regulation;
•
HMRC refers to HM Revenue & Customs;
•
IFRS refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;
•
IP refers to intellectual property;
•
IPO refers to the Company’s initial public offering that closed on the IPO Date;
•
IPO Date refers to October 13, 2023;
•
IRS refers to the U.S. Internal Revenue Service;
•
Jersey Companies Law refers to the Companies (Jersey) Law 1991, as amended;
•
JFSC refers to the Jersey Financial Services Commission;
•
L Catterton refers to a U.S.-headquartered and consumer-focused investment firm that acquired a majority stake in BIRKENSTOCK through affiliated entities in 2021;
•
ManCo refers to BK LC ManCo GmbH & Co. KG, an indirect parent entity of the Company;
•
MidCo refers to BK LC Lux MidCo S.à r.l., an entity affiliated with L Catterton;
•
New EUR Term Loan refers to the Euro-denominated senior term loan facilities in the original aggregate principal amount of €375.0 million under the Term and Revolving Facilities Agreement;
•
New Term Loan refers to the New EUR Term Loan and the New USD Term Loan, collectively;
•
New USD Term Loan refers to the USD-denominated senior term loan facilities in the original aggregate principal amount of $280.0 million under the Term and Revolving Facilities Agreement;
•
Notes or Senior Notes refers to the €430.0 million in aggregate principal amount of 5.25% Senior Notes due 2029 issued by Birkenstock Financing on April 29, 2021;
•
Original EUR Term Loan refers to the Euro-denominated senior term loan facilities in the original aggregate principal amount of €375.0 million under the Senior Term Facilities Agreement, which were repaid in full on August 2, 2024;

•
Original Term Loan refers to the Original EUR Term Loan and the Original USD Term Loan, collectively;
•
Original USD Term Loan refers to the USD-denominated senior term loan facilities in the original aggregate principal amount of $850.0 million under the Senior Term Facilities Agreement, which were repaid in full on August 2, 2024;
•
PFIC refers to a passive foreign investment company under the Code;
•
Predecessor Shareholders refer to AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, collectively;
•
Principal Shareholder refers to L Catterton and its affiliates, which include MidCo;
•
Privacy Laws refers to laws relating to information security, and privacy/data protection, including but not limited to the General Data Protection Regulation (“GDPR”), the United Kingdom General Data Protection Regulation (“UK GDPR”), federal and state privacy laws of the United States, such as the California Consumer Privacy Act (“CCPA”) as amended by the California Privacy Rights Act (“CPRA”), federal and provincial privacy laws of Canada, such as the Personal Information Protection and Electronic Documents Act ("PIPEDA"), and other applicable data protection and privacy laws across various markets when taken together;
•
PU refers to polyurethane;
•
QEF Election refers to a qualified electing fund election;
•
Registration Rights Agreement refers to the registration rights agreement entered into with MidCo on October 13, 2023;
•
Revolving Credit Facility refers to the Euro-denominated multicurrency revolving credit facility in the aggregate principal amount of €225.0 million under the Term and Revolving Facilities Agreement;
•
SCCs refer to standard contractual clauses approved by the European Commission;
•
SDRT refers to UK stamp duty reserve tax.;
•
SEC refers to the United States Securities and Exchange Commission;
•
Securities Act refers to the Securities Act of 1933, as amended;
•
Senior Term Facilities Agreement refers to the senior facilities agreement entered into by Birkenstock Limited Partner on April 28, 2021, as amended on April 28, 2023 and canceled in full on August 2, 2024;
•
Shareholders’ Agreement refers to the shareholders’ agreement entered into with MidCo on October 13, 2023;
•
SOFR refers to the Secured Overnight Financing Rate;
•
Tax Law refers to the Income Tax (Jersey) Law 1961 (as amended);
•
Term and Revolving Facilities Agreement refers to the term and revolving facilities agreement entered into by Birkenstock Limited Partner S.à r.l., as company, Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc., as borrowers, the other loan parties thereto, Goldman Sachs Bank USA, as agent and security agent, and the lenders party thereto on May 28, 2024;
•
The Code refers to the Internal Revenue Code of 1986;
•
TRA or Tax Receivable Agreement refers to the tax receivable agreement entered into with MidCo on October 10, 2023;
•
TRA Participants refers to our pre-IPO owner, MidCo, any transferee holder(s) of rights under the TRA and any successor(s) thereto;
•
TRA Tax Attributes refers, collectively, to payments required to be made to the TRA Participants under the TRA equal to 85% of the savings, if any, in (a) U.S. federal, state or local income tax, and (b) German income tax and trade tax, in each case, that we actually realize (or are deemed to realize in certain circumstances, including as a result of certain assumptions) as a result of (i) certain U.S. tax attributes, principally including amortization and depreciation deductions (and the reduction of taxable gain attributable to tax basis in certain assets) and carryforwards of disallowed interest expense under Section 163(j) of the Code, and (ii) certain German tax attributes, principally including amortization deductions (and the reduction of taxable gain attributable to tax basis in certain assets), in the case of clause (i) and (ii), available to the Company and its subsidiaries on the IPO Date (calculated by assuming that the taxable year of the relevant member of the BIRKENSTOCK Group ended at the end of the IPO Date);
•
Transaction refers to Birkenstock Holding plc’s acquisition of the shares and certain assets that comprised the BIRKENSTOCK Group on April 30, 2021;
•
U.S. refers to the United States of America;
•
U.S. GAAP refers to U.S. generally accepted accounting principles;
•
UK refers to the United Kingdom;
•
UK Addendum refers to the UK international data transfer addendum to the SCCs;
•
UK GDPR refers to the UK General Data Protection Regulation;
•
UKIDTA refers to the UK International Data Transfer Agreement; and
•
Vendor Loan refers to the loan agreement entered into by the Company and AB-Beteiligungs GmbH in connection with the Transaction.

Financial Statements

We maintain our books and records in Euro and prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Birkenstock GmbH & Co. KG is the accounting predecessor of BK LC Lux Finco 2 S.à r.l., subsequently renamed Birkenstock Holding Limited on July 12, 2023, for financial reporting purposes for periods prepared before the Transaction. Birkenstock Holding Limited was converted to a Jersey public limited company and subsequently renamed Birkenstock Holding plc on October 4, 2023.

Our fiscal year ends September 30. References to “fiscal 2024” or “FY 2024” refer to the fiscal year ended September 30, 2024, and references to other fiscal years follow the same convention.

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
•
risks related to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
risks related to global or regional health events;
•
our dependence on third parties for our sales and distribution channels;
•
risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;

•
operational challenges related to the distribution of our products;
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
•
risks related to our intellectual property rights;
•
risks related to regulations governing the use and processing of personal data as well as disruption and security breaches affecting information technology systems;
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
•
risks related to our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules;
•
our ability to remediate material weaknesses identified in our internal control over financial reporting; and
•
other factors discussed under “Item 3. Key Information—D. Risk Factors.”

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
•
our ability to expand retail stores and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores;
•
failure to realize expected returns from our investments in our businesses and operations;
•
risks related to business, economic, market and political conditions;
•
risks related to global or regional health events;

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
•
control by our Principal Shareholder whose interests may conflict with ours or yours in the future; and
•
our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules.

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

Our business and financial performance is largely dependent on the image, perception and recognition of the BIRKENSTOCK brand, which, in turn, depends on many factors such as the distinctive character and quality of our products and product design, the image and presentation of our online and retail stores, our social media and content distribution activities, public relations and marketing and our general corporate and market profile, which can be, and have been from time to time, adversely affected for reasons within and outside our control. For example, our products can be actively or mistakenly presented in a specific context not related to our brand (e.g., ethically, religiously, politically); we could experience, and have experienced from time to time, customer dissatisfaction through our customer service in our DTC or B2B channels; we could have, and have had from time to time, issues with our suppliers, such as quality control problems, affecting the quality of our products or our reputation; and we could be, and have been from time to time, the subject of negative publicity, including inaccurate adverse information.

Our brand value also depends on our ability to maintain positive consumer perception of our corporate integrity and culture, including with regard to the sustainability of our products. Negative claims or publicity involving us or our products, the third-party brands we partner with for collaborations or the production methods of any of our suppliers or the materials we or they source or use could seriously damage our reputation and brand image, regardless of whether such claims or publicity are accurate. In addition, we have been increasing our online presence through our expanding e-commerce business. Our social media presence amplifies consumer engagement with the BIRKENSTOCK brand; however, it reduces our control over brand perception due to the proliferation of consumer comments and hashtags and, thus, our brand could become associated with content that is not aligned with our values. Customers may provide feedback and public commentary about our products and other aspects of our business online through social media platforms and any negative information concerning us, whether accurate or not, may cause harm to our brand without affording us an opportunity for redress or correction. Social media influencers or other endorsers of our products could engage in behavior that reflects poorly on our brand, the occurrence of which is beyond our control, and their behavior may be attributed to or associated with us or otherwise adversely affect us. In connection with, and subsequent to, our IPO, we experienced a significant growth in media coverage. Our brand reputation could be harmed if it becomes associated with negative media, such as if we or our senior executives were to take positions on social or other issues that may be unpopular with some consumers, which may impact our ability to attract or retain customers. Our brand reputation could also be harmed if we experience a cyber-attack or loss of consumer data. Adverse publicity could undermine consumer confidence in the BIRKENSTOCK brand and reduce demand for our products, even if such publicity is unfounded. Moreover, our transformation from a historically family-owned German company to a publicly held company listed on a U.S. stock exchange may negatively impact our reputation. Any failure to maintain favorable brand recognition could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from both established companies and newer entrants into the market, and our failure to compete effectively could have a negative impact on our revenues and our reputation.

The footwear, skincare, accessories and sleep system industries are very competitive, and we expect to continue to face intense competitive pressures. Competitive factors that affect our market position include our ability to predict and respond to changing consumer preferences, trends and tastes in a timely manner (see also “—Our business is subject to changes in consumer preferences, and if we are unsuccessful in adapting to any such changes, it may adversely impact our business.”), our ability to continue marketing and developing new products that appeal to consumers, our ability to accurately predict customer demand and ensure product availability, the strength and recognition of the BIRKENSTOCK brand, our ability to price our products competitively, our ability to manage the impact of the rapidly changing retail environment and the expansion of our online presence, our ability to adapt to changes in technology, and our marketing and content distribution efforts.

Our competitors may have significantly greater financial resources, more developed consumer and customer bases or more appealing products, more comprehensive product lines and greater distribution capabilities, and may spend substantially more on product advertising, marketing and endorsements. Our competitors may also own more recognized brands, implement more effective marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees and distribution partners, have a larger online presence or respond more quickly to changes in consumer preferences. Some of our competitors may be better able to take advantage of market opportunities and withstand market downturns better than we can. For example, we face competition from established competitors in Asia and the Middle East, where we are a relatively new market entrant. Additionally, the general availability of offshore footwear manufacturing capacity and changes in technology allow for rapid expansion by competitors and new entrants in the footwear market. The majority of our branded peers have outsourced large parts of their value chain to third-party manufacturers in Asia, which may enable competitors to sustain more aggressive pricing policies compared to ours. We may be unable to compete successfully in the future, and increased competition may result in price reductions, reduced gross profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development, which could have a material adverse effect on our business, financial condition and results of operations. See also “—Counterfeit or

“knock-off” products, as well as products that are “inspired-by-BIRKENSTOCK,” may siphon off demand we have created for our brand, and may result in customer confusion, harm to our brand, a loss of our market share or a decrease in our results of operations.”

If we are unable to effectively execute our DTC growth strategy, or if we encounter certain risks and uncertainties associated with our e-commerce platforms, our business may be harmed.

Our DTC channel consists of our e-commerce sites and a network of owned retail stores. Since 2016, we have significantly expanded our DTC channel through the expansion of e-commerce, particularly in the United States. With our DTC channel representing 40% of our revenues for the fiscal year ended September 30, 2024, one of our strategies is to increase the proportion of our revenues from e-commerce mid- to long-term.

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

Our continued success depends in part on the continued attractiveness of the design, styling, production, merchandising and pricing of our products to consumers. Our products must appeal to a consumer base whose preferences cannot be predicted with certainty and are subject to change as our industry is subject to sudden shifts in consumer trends and spending. Consumers also increasingly focus on ESG matters when making purchasing decisions. It is possible that consumer preferences will continue to change based on evolving ethical or social standards, such that certain of our products may potentially become less desirable to certain consumers. Uncertainty in global economic conditions may also result in unpredictable consumer spending trends.

As much of our business is highly concentrated on a single, discretionary product category, footwear, we are vulnerable to changes in consumer preferences that could harm our revenues, profitability and financial condition. We have experienced, and may continue to experience, fluctuations in consumer demand for our products, and our success depends in large part on our ability to develop, market and deliver innovative and stylish products at a pace, intensity and price competitive with other brands in the markets in which we sell our products. Failure on our part to adequately predict and respond timely to consumer demand and market conditions and to regularly and rapidly develop innovative and stylish products and update core products could limit revenue growth, adversely affect consumer acceptance of our products, harm our competitive position and, if consumer demand for our footwear or other products decreases in the future, our business, financial condition and results of operations could be materially adversely affected.

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

We allow customers to return products purchased through our e-commerce and owned retail stores. For example, for footwear and accessory sales to consumers in Europe and in the U.S., we generally accept merchandise returns for a full refund or exchange if returned within 30 days of delivery. We do not refund shipping charges unless required by law. Our revenue is reported net of sales tax, estimated returns, sales allowances and discounts. We estimate expected product returns based on our historical return rate adjusted for any known factors impacting expectations for future return rate. The return rate impacts reported revenues and profitability. The introduction of new products, changes in customer shopping habits or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenues are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit to the customer, which can also increase return rates. Returned goods may also be damaged in transit as part of the return process, which can impede our ability to resell such returned goods. From time to time, customers abuse our shipping and return policy by, for example, pretending that products have not been delivered or by returning products that have been worn during the return window and therefore cannot be resold. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition and results of operations could be harmed.

Counterfeit or “knock-off” products, as well as products that are “inspired-by-BIRKENSTOCK,” may siphon off demand we have created for our brand, and may result in customer confusion, harm to our brand, a loss of our market share or a decrease in our results of operations.

We face competition from counterfeit or “knock-off” products manufactured and sold by third parties in violation of our IP rights, as well as from products that are "inspired" by our footwear in terms of design and style, including private label offerings by retailers. In the past, third parties have established websites to target users on Facebook or other social media platforms with “look alike” websites intended to trick users into believing that they were purchasing BIRKENSTOCK products at a steep discount. These activities of third parties have in the past and may in the future result in customer confusion, require us to incur additional administrative costs to manage customer complaints related to counterfeit goods or poor service, divert customers from us, cause us to miss out on sales opportunities and result in a loss of our market share. In addition, third parties may try to offer, and have offered from time to time, their counterfeit products through online platforms and marketplaces, taking advantage of business practices applicable to open market operating models. If counterfeit products are sold in larger than de minimis quantities on e-commerce platforms managed by third parties, our brands and reputation can be severely damaged. In addition, we have refrained, and we may in the future refrain, from using certain third-party websites to distribute our products due to the selling of counterfeit products on such platforms, thereby impacting our revenue from such websites.

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

Our ability to successfully operate and expand retail stores depends on our ability to negotiate lease terms, achieve brand awareness and hire employees, among other factors.

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

We own the majority of our production sites and one of our largest logistics sites. Because real property investments are relatively illiquid, our ability to promptly sell one or more properties on reasonable terms in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time, exposing us to possible liabilities and losses.

We own the majority of our production sites and one of our largest logistics sites. Because real property investments are relatively illiquid, our ability to promptly sell one or more properties on reasonable terms in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time, exposing us to possible liabilities and losses. In addition, even if we are able to promptly sell one or more of our properties, we cannot predict whether we will be able to sell such properties for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any property we might wish to sell. Switching production sites would involve increased expenses, including due to potential idling of existing owned production sites. Any of the above could expose us to possible liabilities and losses and have a material adverse effect on our business, financial condition and results of operations.

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

From time to time, we may consider opportunities to acquire or make investments in facilities or technologies or pursue other strategic initiatives that may enhance our capabilities or expand our production and supplier network. Acquisitions, investments and other strategic initiatives involve numerous risks, including problems integrating the acquired facilities or technologies, as well as issues maintaining uniform standards, procedures, controls, policies and culture; unanticipated costs associated with acquisitions, investments or other strategic initiatives; diversion of management’s attention from our existing business; adverse effects on existing business relationships with suppliers, outsourced manufacturing partners and other third parties; potential loss of key employees of acquired businesses; and increased legal and accounting compliance costs.

We may be unable to identify acquisitions, investments or other strategic initiatives we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to retain any key personnel, suppliers or customers. Furthermore, even if we complete such transactions and effectively integrate the newly acquired business or strategic initiative into our existing operations, we may fail to realize the anticipated returns and/or fail to capture the expected benefits, such as strategic or operational synergies or cost savings. The efforts required to complete and integrate these transactions could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions, investments or other strategic initiatives, if we are unable to integrate any acquired facilities or technologies effectively or if we fail to realize anticipated returns or capture expected benefits, it could have a material adverse effect on our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including reductions in consumer spending, adverse changes in interest rates, adverse changes in currency exchange rates, volatile commodity and other markets, inflation and contraction in the availability of credit in the market. For example, discretionary spending generally declines during periods of economic uncertainty. In a prolonged economic downturn in the regions in which we operate, including Asia, we may experience declining revenues or decelerating revenue growth as a result of general reduced consumer spending. In addition, consumers have access to lower-priced offerings and, during economic downturns, may shift purchases to these lower-priced or other perceived value offerings. These trends also affect the business of our wholesale customers, which in turn has an adverse impact on our revenues from these distribution channels. As a result, a slow-down in the general economy may cause a decline in demand for our products. If economic conditions result in decreased spending on footwear and have a negative impact on our consumers and suppliers, our business, financial condition and results of operations may be materially adversely affected.

It is difficult to predict how economic conditions will develop, as they are impacted by macro movements of the financial markets and many other factors, including the stock, bond and derivatives markets as well as measures taken by various governmental and regulatory authorities and central banks. Uncertainty remains in the global markets and the global economy could experience another recession, or a depression, which could be more prolonged or have a greater financial impact than the global recession that began in 2008. Any downturns in general economic conditions that impact consumer spending, including inflation and particularly in the countries where we sell a significant portion of our products, could have a material adverse effect on our business, financial condition and results of operations. See also "—Risks Related to Economic, Market and Political Matters—Inflation could adversely impact our business, financial condition and results of operations."

Our business, financial condition and results of operations may also be materially adversely affected by a challenging political climate, including events such as invasions, wars, civil unrest and terrorist activities and the imposition of sanctions and importation limitations. As examples, the conflict in the Middle East involving Israel, the Hamas in Gaza and the Hezbollah in Lebanon, and the war between Russia and Ukraine have led to disruption, instability and volatility in global markets and industries (see also "—If we encounter operational challenges relating to the distribution of our products, our business could be adversely affected."). In response to the war between Russia and Ukraine, the United States, the EU and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia and Russian interests, including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. Such governments have threatened additional sanctions and controls and may take other actions should the conflict further escalate. We have no operations in Russia or Ukraine, but the war continues to impact the surrounding region. In particular, the war and the responses thereto have increased the risk of energy shortages and resulted in further increases in energy costs for us and our suppliers, which were already high as a result of the existing inflationary environment. We have taken steps to mitigate the impact of any potential energy shortages by preparing contingency plans. While we have not had to effect any such contingency plans to date, we cannot guarantee that such plans, if implemented in the future, will be sufficient to mitigate any such shortages. In addition, rising energy costs have resulted in additional pricing negotiations with our suppliers, put upward pressure on our costs of materials and increased the risk that we may be unable to acquire the materials and services we need to continue to make certain products at acceptable prices, if at all. While we have not experienced material supply chain disruptions to date, we are unable to predict how the war between Russia and Ukraine will develop or guarantee that we will not experience material supply chain disruptions in the future, including as a result of the conflict in the Middle East or the related Red Sea crisis, where Houthi forces based in Yemen and backed by Iran have been attacking freighters. Any further escalation or widening of such existing conflicts, e.g. as recently experienced with respect to Iran’s direct attacks on Israel and Israel’s retaliation, or in light of North Korea’s apparent involvement in the war between Russia and Ukraine, as well as any new conflicts (for example, involving China and Taiwan), could have a further adverse impact on the global economy, supply chains and demand, thereby materially adversely affecting our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by global or regional health events and related government, private sector and individual consumer responsive actions.

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

We rely on our ability to work together with third parties in our B2B channel to ensure that our products are sold in environments and in a manner consistent with our brand image. For the fiscal year ended September 30, 2024, sales through third parties in our B2B channel accounted for 60% of revenues. In the event of a dispute with a wholesaler or distributor, we may not have adequate contractual recourse, and insurance, if any, may not be sufficient to cover the cost of a potential claim. If we cannot replace or engage such third parties that meet our specifications in a short period of time, that could increase our expenses and cause shortages of our products. In addition, actions by these third-party sales and distribution channels that do not comply with our policies, such as presenting our products in a manner inconsistent with our preferred positioning or offering our products alongside “look-alike” products, could damage our brand and reputation. If our third-party partners do not maintain the standards of quality, brand positioning and exclusivity we require, or if they otherwise misuse the BIRKENSTOCK brand, there is a risk that our reputation and the integrity of the brand may be damaged. This may in turn have a material adverse effect on our business, financial condition and results of operations.

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

In addition, relationships with certain of our distributors, particularly in markets outside of Europe, are not governed by written contracts, and disputes have arisen and may in the future arise with respect to such relationships, with such disputes potentially resulting in litigation or settlement proceedings. Such disputes could have a negative impact on our brand. Furthermore, if we experience adverse changes to our business, restructuring or reorganization activities may be required in the future. Due to these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of any restructuring, productivity or efficiency initiatives, including the conversion of distributor markets to owned and operated markets, and, if we do not, this could have a material adverse effect on our business, financial condition and results of operations.

If we encounter operational challenges relating to the distribution of our products, our business could be adversely affected.

We rely on both our own and third-party logistics centers to warehouse and ship products to our e-commerce customers, retail stores, wholesale partners and distributors throughout the world. These centers are subject to operational risks, including, among other things, mechanical and IT system failure, work stoppages or increases in transportation costs and the impact of pandemics, diminished vessel capacity, port congestion and strikes, cross border trade barriers (e.g., as a result of Brexit), natural disasters, political crises, civil unrest and other catastrophic events. Such and other disruptions could have an adverse effect on the availability of our in-store and warehoused inventory and would divert financial and management resources. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution facilities. If we encounter problems with our distribution systems, whether our own or those of third parties, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected. Additionally, the success of our e-commerce business and the satisfaction of consumers depend on their timely receipt of products. The efficient flow of our products requires that our own and third-party operated distribution facilities have adequate capacity to support the current level of e-commerce sales and any anticipated increased levels that may follow from the planned growth of that part of our DTC channel. As a result, we could incur significantly higher costs and longer lead times associated with distributing our products to consumers and experience dissatisfaction from consumers, which could have a material adverse effect on our business, financial condition and results of operations.

For example, recently ports at the U.S. East Coast were affected by labor strikes, which combined with the ongoing war between Russia and Ukraine as well as the conflict in the Middle East have impacted lead times, and the resulting financial and economic sanctions imposed by various countries and organizations have affected transportation costs.

In addition, we use independent distributors and wholesalers to sell our products in certain of our markets. Failure by our distributors or wholesalers to meet planned annual revenue goals or to make timely payments on amounts owed to us due to, for example, economic difficulties faced by such distributors could have an adverse effect on our business, financial condition and results of operations, and it may be difficult and costly to locate an acceptable substitute distributor or wholesaler. If a change in distributor or wholesaler becomes necessary, we may experience increased costs, as well as substantial disruption and a resulting loss of revenues and brand equity in the market where such distributor or wholesaler operates, which could have a material adverse effect on our business, financial condition and results of operations.

If our relationship with one or more major wholesale partners deteriorates or terminates, our business could be adversely affected.

While our strategy is to continue to grow our DTC channel, and in particular our e-commerce business, our ability to attract and retain strategic wholesale partners remains critical to our continued success and growth.

Our wholesale partners purchases generally occur on an order-by-order basis, under a variety of framework agreements. If any major wholesale partner decreases or ceases purchasing from us, cancels its orders, reduces the floor space, assortments, fixtures or advertising for our products or changes the manner of doing business with us for any reason, such actions could adversely affect our business. In addition, a decline in the performance or financial condition of a major wholesale partner, including bankruptcy or liquidation, could result in a material loss of revenues to us and cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to our receivables from that partner or limit our ability to collect amounts related to previous purchases by that partner. For example, as a precautionary matter in light of the COVID-19 pandemic, we have, from time to time, requested certain wholesale partners pay deposits for their orders. These measures and other measures we may adopt to mitigate credit risk, however, may not be successful. In addition, retail consolidation could lead to fewer wholesale partners, wholesale partners seeking more favorable price, payment or other terms from us and a decrease in the number of stores that carry our products. While we seek to insure credit risk in certain cases, there can be no assurance that in the future we will be able to obtain credit risk insurance at commercially attractive terms or at all.

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

Risks Related to Our Supply Chain

Our business is affected by seasonality and weather conditions, which could result in fluctuations in our operating results as well as excess or reduced inventory.

Our business is affected by seasonality, and demand in our channels varies by time of year. Our products, particularly our Core Silhouettes, were traditionally suited for warm weather. As a result, when the weather conditions vary significantly from typical conditions in our key markets, such as an unusually cold summer, consumer demand for our products is adversely affected.

While we manufacture our footwear year-round, we build inventory between October and January to prepare for increased demand during the subsequent summer season. Starting in May and during the warmer months of the year, demand for our products from our DTC channel increases. Demand for our products from our B2B channel increases from December through March. We incur significant additional expenses in advance of and during this period in anticipation of higher sales during that period, including the cost of additional inventory, which is stored on palettes in our warehouses until shipped, fixed cost such as rent and lease agreements for retail shops and outlets as well as depreciation and amortization of production plants.

Lower demand may result in excess inventory, which may require us to sell these products at discounted prices or to build up more finished goods inventory than expected and incur additional costs, which could, in turn, adversely affect our results of operations. At the same time, if we are unable to procure certain raw materials due to supply chain disruptions or fail to manufacture a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand or if weather conditions permit us to sell seasonal products early in the season, this may reduce inventory levels needed to meet customers’ needs later in that same season, which could have a negative impact on our revenues during our busiest season. Any inability to effectively manage seasonality and weather conditions could have a material adverse effect on our business, financial condition and results of operations. See also “—Our operating results depend on effectively managing inventory levels, and any excess inventories or inventory shortages could harm our business."

Any adverse events influencing either the sustainability of the supply chain or our relationship with any major supplier or any increases in the costs of raw materials or labor, or any scarcity thereof, could adversely affect our business.

Our ability to competitively price our products depends on the cost of components (including those produced at our manufacturing facility in Arouca, Portugal), services, labor, equipment and raw materials, including leather and other materials used in the production of our products. The cost of services and materials is subject to change based on availability and market conditions that are difficult to predict. Various conditions, such as changes in food consumption patterns affecting the availability of leather, as well as changes in climate conditions impacting the availability of cork, jute or latex, affect the cost of our footwear. However, very few raw materials are traded as commodities (e.g., latex). We use certain public price and market tracking information as references for price developments. Factors such as weather and climate conditions, demand of competing industries (e.g., leather for car manufacturers, furniture) and general economic factors, such as global supply chain flows, supply and demand and raw material price developments, will affect the cost of our materials.

We source components and other raw materials (including leather, EVA, cork, adhesives, natural latex, jute, copper, wool felt and brass buckles) from suppliers located mainly in Europe, but also in Turkey, the Americas and Asia. For certain materials, we may rely on specific suppliers that are able to meet the level of quality and supply we require. For example, although our leathers are sourced from different tanneries, our requirement for materials of high quality may result in reducing the pool of available tanneries that can meet such requirements. In addition, some of our products use materials of high technical complexity and high-quality standards, such as EVA, or that require specific IP rights, such as the EVA buckles. We also have some regional dependencies. For example, while we do have multiple cork suppliers, they are predominantly based in Portugal, thus creating a specific geographical dependency, and we have similar regional dependencies for other raw materials. Such geographic dependencies expose us to risks in the case of, for example, extreme weather events affecting such areas.

Our relationships with suppliers are either based on individual purchase orders, on purchase orders governed by a framework agreement or on separate agreements governing the conditions for the supply of specific materials. Although our contracts with these suppliers contain provisions that ensure the suppliers are not able to terminate the contract on short notice, if one or more of these suppliers is unable to supply or decides to cease supplying us with raw materials and components, or decides to increase prices significantly due to indirect price increases, shortages or for other reasons that may be beyond our control, we may be unable to identify alternative suppliers of such materials at a reasonable cost or at all and, in any event, it may take a significant period of time to receive any materials from alternative suppliers. Moreover, if we expand beyond the production capacity of our current suppliers as we continue to grow, we may not be able to find new suppliers with an appropriate level of expertise and capacity in a timely manner.

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

Our supply chain could also be materially adversely affected by a number of other factors, including, among other things, increasing costs of labor, scarcity of labor at our production sites or at our office locations, potential economic and political instability in countries where our suppliers are located, increases in shipping or other transportation costs, manufacturing and transportation delays and interruptions, whether as a result of natural disasters or force majeure events (including, without limitation, unrest, civil disorder, war, terrorist attacks, subversive activities or sabotage, fires, floods, explosions, epidemics, pandemics or other catastrophes), industrial action in the supply chain or other factors, supplier compliance with applicable laws and regulations, adverse fluctuations in currency exchange rates and changes in laws affecting the importation and taxation of goods, including duties, tariffs and quotas, or changes in the enforcement of those laws. We may also be subject to potential reputational damage if one or more of our suppliers violates or is alleged to have violated applicable laws or regulations including improper labor conditions or human rights abuses, fails to meet our requirements or does not meet industry standards and safety specifications.

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

We rely on several ocean, air parcel and “less than truckload” carriers to deliver the products we sell. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our customers’ experience as well as our business, financial condition and results of operations. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing have impacted from time to time, and could in the future adversely impact, our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including pandemics, weather, fires, floodings, power losses, earthquakes, acts of war or terrorism or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition and results of operations.

Fluctuations in product costs and availability due to fuel price uncertainty could negatively impact our business, financial condition and results of operations.

We rely upon various means of third-party transportation to deliver products from our manufacturing facilities to our distribution centers, from our distribution centers to our stores and directly to our customers. Consequently, our results may be affected by those factors affecting transportation, including the price of fuel and the availability of aircraft, ships, trucks and personnel. The price of fuel and demand for transportation services has fluctuated significantly in recent years, including as a result of the ongoing war between Russia and Ukraine as well as the conflict in the Middle East, and has resulted in increased costs for us. In addition, changes in regulations may result in higher fuel costs through taxation, transportation restrictions or other means. Fluctuations in transportation costs and availability could adversely affect our business, financial condition and results of operations.

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

Our success in attracting and retaining such personnel depends on a variety of factors, including the supply of qualified candidates in the relevant market, as well as our compensation and benefit programs, work environment, career development opportunities, commitment to diversity and public image. Competition for qualified personnel is increasing, in particular for, but not limited to, SAP specialists, other IT personnel and electricians in our manufacturing facilities. Attracting new personnel also depends on the good brand image and the reputation of our Company. If our brand image is adversely impacted as a result of employee relations issues, such as issues related to discrimination, harassment or a lack of, or perceived lack of, support for diversity initiatives, our ability to hire and retain experienced personnel may be reduced. There can be no assurance that we will be successful in attracting and retaining experienced management and key technical personnel and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

Mr. Reichert also has significant responsibilities, and may devote a substantial amount of time serving, as managing director for the investment office of Christian Birkenstock as well as the former Birkenstock GmbH & Co. KG (now Ockenfels Group GmbH & Co. KG and its subsidiaries). A number of our properties are leased or subleased to our subsidiaries from such entities. We believe these arrangements are on an arm’s length basis; however, a conflict may arise that could adversely affect the interests of our shareholders, including conflicts involving compliance with payment and performance obligations under existing leases or negotiation of the terms of and performance under additional leases we may enter into with these entities managed by Mr. Reichert. Such positions may generally give rise to fiduciary or other duties in conflict with the duties Mr. Reichert owes to us and may compete with his ability to devote a sufficient amount of attention toward his obligations to us, or to day-to-day activities of our business, leading to a material adverse effect on our business, financial condition and results of operations.

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

Works councils and collective agreements may impose obligations and restrictions on us that may adversely affect our flexibility to undertake adjustments to our workforce, restructurings, reorganizations and similar corporate actions. In addition, certain measures we undertake are generally subject to works councils’ codetermination rights, in particular in relation to occupational pension schemes, the implementation and use of IT systems, variable remuneration schemes and working time systems. Potentially extensive exercise of codetermination rights by the works councils may result in operational difficulties and in us being prevented from implementing planned policy or IT system changes, among other things.

Risks Related to Intellectual Property, Information Technology and Data Security and Privacy

If we are unable to adequately protect, maintain and enforce our trademarks and other IP rights, our business could be materially adversely affected.

Our business is dependent on our ability to protect, maintain and enforce our trademarks and other IP rights. We own a portfolio of United States and international IP rights for our brands and certain of our product designs. Patent, trademark and other IP laws vary significantly throughout the world. A number of foreign countries do not protect IP rights to the same extent as they are protected in the United States. Therefore, our IP rights may not be as strong or as easily enforced outside of the United States. The BIRKENSTOCK brand is our most material IP asset. We endeavor to enforce our IP rights against any third parties that we believe are infringing, misappropriating or otherwise violating such rights. We cannot be sure that the actions we take to establish and protect our trademarks and other IP rights will be adequate, and we may not be able to prevent imitation of our products by others. Third parties have in the past and may in the future create counterfeit products using our brand and trademarks, or otherwise infringe, misappropriate or otherwise violate our IP rights. Monitoring unauthorized use of our IP is difficult and costly, and we may not always be able to secure protection for, become aware of or stop infringement, misappropriation or other violations of, our IP rights. From time to time, we may need to resort to litigation to enforce our IP rights, which could result in substantial costs and diversion of our resources. In addition, third parties may seek to challenge, and have challenged in certain instances, the validity or enforceability of our trademarks or other IP rights. We do not and will not always succeed in defending against all such claims, which may result, and in certain instances has resulted, in some of our trademarks or other IP rights being cancelled.

Our footwear designs, in particular for several of our core products, are often not protected by design patents or other design rights. This may mean that we cannot legally prevent third parties from creating “lookalike” products or products that otherwise use our designs. Beginning in 2018, we modified our approach to IP protection and enforcement and began to more consistently seek to register our design rights and seek to obtain patents on new products and to consistently enforce our IP rights against infringement. However, our ability to enforce our IP rights with respect to counterfeit or infringing products on the market may in some cases be challenged by defendants as barred in certain jurisdictions based on allegations that we failed to timely enforce our IP rights.

Any failure to protect or enforce our IP rights could diminish the value of our brands and could cause customer or consumer confusion. As a result of any of the foregoing, there could be a material adverse effect on our business, financial condition and results of operations. See also “Risks Related to Our Business, Brand, Products and Industry—Our success is dependent on the strength of our premium brand; if we are unable to maintain and enhance the value and reputation of our brand and/or counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our business, financial condition and results of operations” and “—Counterfeit or “knock-off” products, as well as products that are “inspired-by-BIRKENSTOCK,” may siphon off demand we have created for our brand, and may result in customer confusion, harm to our brand, a loss of our market share or a decrease in our results of operations.”

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

Our brand is named after the Birkenstock family that originally founded the business. We own and control the Birkenstock trademark as applied to goods and services of the Company, and to the extent rights have otherwise inured to the Company under applicable law. Under German trademark law, individuals with the “Birkenstock” surname are permitted to use their surname within a company name, provided the respective individual takes measures (i.e., such as adding their first name or other deviating features) to eliminate or at least reduce the risk of confusion with existing competing businesses that use “Birkenstock”

in their company name, but this might not always prevent confusion. Although in the past German courts have imposed sanctions for infringement of prominent brand names through the licensing of surnames, the entitlement to use one’s surname may include allowing a third party to use the name “Birkenstock” as part of a company name, including potentially in a competing business, so long as it is not done in a misleading manner. While we have entered into an agreement with certain members of the Birkenstock family through which they have consented to our use of the “Birkenstock” surname in our corporate name and trademarks in perpetuity, if such agreement were to be terminated in accordance with its terms, challenged or otherwise held invalid, or if, in the future, we had any material unresolved disputes with the Birkenstock family, we may not be able to adequately protect our Company name and trademarks or may be prevented from using the “Birkenstock” surname for our legal entities and trademarks in the future. In other jurisdictions, there may be similar laws that could permit individuals with the “Birkenstock” surname to use such surname within a company name or trademark. Such uses are typically subject to local statutory restrictions, including applicable trademark laws. At least one member of the Birkenstock family has used the Birkenstock name in connection with an independent business unrelated to ours in the past. Any or all of these circumstances could have a material adverse effect on our business, financial condition and results of operations. See also “—Risks Related to Our Business, Brand, Products and Industry—Our success is dependent on the strength of our premium brand; if we are unable to maintain and enhance the value and reputation of our brand and/or counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our business, financial condition and results of operations.”

We are subject to various Privacy Laws and regulations governing the use and processing of personal data and any failure to protect this data and/or sensitive/confidential information could harm our reputation and expose us to litigation.

We collect, transmit, store and otherwise process personal, sensitive and confidential information, including our proprietary business information and that of customers (including users of our websites) and our wholesale partners, distributors, employees, suppliers and business partners. The protection of customer, employee and company data is critical to us. Customers have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches and only use such personal information as permitted by law. A significant breach of customer, employee or company data could damage our reputation and result in lost revenues, fines or lawsuits. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our IT and infrastructure have in the past been, and may in the future be, vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach or attack could compromise, and have compromised, our networks and the information stored thereon or transmitted thereby could be accessed, publicly disclosed, lost or stolen. Because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. Any unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under Privacy Laws, disrupt our operations and the services we provide to customers or damage our reputation, which could adversely affect our business, financial condition and results of operations. See also “—Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and security breaches.”

We are subject to certain applicable Privacy Laws. Compliance with Privacy Laws requires adhering to stringent legal and operational obligations and therefore the dedication of substantial time and financial resources, which may increase over time (in particular in relation to any transfers of relevant personal data to third parties located in certain jurisdictions). Failure to comply with the Privacy Laws may result in us incurring fines and/or facing other enforcement action or reputational damage. For example, failure to comply with the EU General Data Protection Regulation ("GDPR"), or the United Kingdom General Data Protection Regulation ("UK GDPR"), depending on the nature and severity of the non-compliance, could attract regulatory penalties under both regimes for such non-compliance of up to the greater of: (i) €20 million / £17.5 million; and (ii) 4% of an entire group’s total annual worldwide turnover, as well as the possibility of other enforcement actions (such as suspension of processing activities and audits) and liabilities from third-party claims.

We are also subject to the GDPR and/or UK GDPR rules with respect to any cross-border transfers of personal data we make out of the EEA and/or the UK. Recent legal developments in the EU and the UK have created complexity regarding transfers of personal data from the EEA and/or the UK (as applicable) to the United States. We rely on various transfer mechanisms in order to be compliant with applicable Privacy Laws, including the EU standard contractual clauses ("SCCs"), the international data transfer agreement ("UKIDTA") or the international data transfer addendum to the SCCs ("UK Addendum") as approved by the European Commission or the government of the UK (as applicable). Further, data protection authorities may require measures to be put in place in addition, or alternatively, to the SCCs for transfers to countries outside of the EEA, Switzerland and/or the UK. In addition to other impacts, we may experience additional costs to comply with these changes and we and our customers and service providers face the potential for regulators in the EEA, Switzerland and/or the UK to apply different standards to the transfer of personal data to the United States and other non-EEA, non-Swiss and non-UK countries, and to block, or require ad hoc verification of measures taken with respect to certain data flows to the United States and other non-EEA, non-Swiss and non-UK countries.

In general, with local regulators in the countries in which we do business setting up more and more local Privacy Laws, substantial resources are still required to continuously monitor such changing legal requirements to avoid non-compliance.

As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs, UKIDTA or UK Addendum cannot be used, take enforcement action or carry out investigations, we could suffer additional costs, complaints and regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operations.

We are subject to payment-related risks.

We accept payments using credit cards and debit cards and, as such, are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, which is a security standard applicable to companies like ours that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We are also subject to rules governing electronic funds transfers. Such rules could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third party processing payment card transactions on our behalf) suffer a security breach or system failure affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods which could materially impact our business, financial condition and results of operations.

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

We continue to utilize various legacy hardware, software and operating systems, which have been from time to time, and in the future may be, vulnerable to increased risks, including the risk of system failures and disruptions. If such systems are not successfully upgraded or replaced in a timely manner, system outages, disruptions or delays or other issues may arise. From time to time, we upgrade our IT systems and networks, which may divert the efforts and attention of our management and personnel across the business.

We must also successfully integrate the technology systems of any acquired companies into our existing and future technology systems, including those of our customers, vendors, suppliers and other third-party service providers. If a new system does not function properly or is not adequately supported by third-party service providers and processes, it could negatively affect our ability to produce, process and deliver customer orders and process and receive payments for our products.

Despite IT maintenance and security measures, our IT systems and networks are exposed to the risk of malfunctions and interruptions from a variety of sources, including equipment damage, deficient database design, power outages, computer viruses, malware, ransomware, cyber attacks and a range of other hardware, software and network problems. We have experienced temporary outages in our IT systems in the past. Although we have countermeasures in place to prevent malfunctions and interruptions, any such malfunctions or interruptions could compromise the operational integrity of these systems and networks should our countermeasures fail in the future.

In addition, we rely on systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our consumers, customers, suppliers, employees and others, including credit card data and other personal information. We also store data in third-party data centers and use third-party servers or applications by means of cloud computing. As the importance of our e-commerce business continues to increase, the salience of this risk has increased.

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

In addition, our IT systems and networks and those of third parties with which we work have been in the past, and in the future may be, the target of cyber-attacks or other security breaches. For instance, we use order, fulfillment and customer relationship management systems as part of our e-commerce operations and other sales channels and human resource management systems as part of our employee services and payroll processes, and such systems may be subject to security breaches. While we implement mitigation measures from time to time as we identify new threats and risks, we cannot assure you that such measures will be effective or that breaches or other cyber-attacks, including industrial espionage or ransomware attacks, will not occur in the future. Failure to effectively prevent, detect and remediate security breaches, including attacks on our IT infrastructure by hackers, viruses, employee error or misconduct or other disruptions could seriously harm our operations and the operations of our customers. Such breaches may result, among other things, in unauthorized access to trade secrets, confidential business information and personal information, data losses, business interruptions, non-compliance with legal requirements, legal claims or proceedings, deterioration in customer relationships and reputational harm. See also “—We are subject to various Privacy Laws and regulations governing the use and processing of personal data, and any failure to protect this data and/or sensitive/confidential information could harm our reputation and expose us to litigation.” In addition, due to the constantly evolving nature of security threats, we cannot predict the form and impact of any future incident, and the cost and operational expense of implementing, maintaining and enhancing protective measures to guard against increasingly complex and sophisticated cyber threats could increase significantly. To the extent we integrate artificial intelligence ("AI") into our operations, this may increase the cybersecurity and privacy risks, including the risk of unauthorized or misuse of AI tools, we are exposed to, and threat actors may leverage AI to engage in automated, targeted and coordinated attacks of our systems. While we regularly review our network security, backup and disaster recovery, enhanced training and other security measures to protect our systems and data, these measures cannot provide absolute security or guarantee that we will be successful in preventing or responding to every breach or disruption on a timely basis.

Furthermore, certain measures we may undertake to update our IT systems and networks may be subject to works councils’ co-determination rights. While works councils have been co-operative in the past, a potentially extensive exercise of these co-determination rights may result in operational difficulties and in us being prevented from implementing planned policy or IT system changes. See “—Risks Related to Our Employees and Operations—We are dependent on good relationships with our employees and employee representative bodies and stakeholders.”

Finally, although risk management is primarily the responsibility of the Company’s management, our board of directors is responsible for overseeing management’s identification, monitoring and management of risk. In particular, our board of directors, through its audit committee, is responsible for oversight of cybersecurity risks and our management is responsible for day-to-day risk management processes. Our board of directors has tasked management with the responsibility to manage our cybersecurity initiatives, including with respect to the Company’s supply chain, suppliers and service providers. Our board of directors, with or potentially through its audit committee, expects to receive regular reports from management on material cybersecurity risks and the degree of the Company’s exposure to those risks. Management has worked, and expects to continue to work, with third-party service providers, as appropriate, to monitor and, as appropriate, respond to cybersecurity risks. However, we cannot guarantee that these risk management processes will be effective at mitigating the risk to our IT systems and networks described above. See also "Item 16K. Cybersecurity."

Any disruptions of our IT systems, including as a result of cyber-attacks and industrial espionage, may disrupt operations, or result in legal liability. The materialization of any of the above risks could have a material adverse effect on our business, financial condition and results of operations.

Use of social media, cookies and other tracking technologies, emails, push notifications and text messages in ways that do not comply with applicable laws and regulations, could lead to the loss or infringement of IP or result in unintended disclosure may harm our reputation or subject us to fines, lawsuits or other penalties.

We use social media, cookies and other tracking technologies, emails and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines, lawsuits (including class action) or other penalties. Any changes to marketing laws and regulations, their interpretation or enforcement by the government or private parties that further restrict the way we contact and communicate with our customers or potential customers could adversely affect our ability to attract customers and could harm our business, financial condition and results of operations. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of IP, as well as the public disclosure of proprietary, confidential or sensitive personal information, including, but not limited to information of our business, employees, partners or others. Information concerning us or our customers, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Evolving government regulation of the internet and e-commerce, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, customer protection and internet neutrality. It is not always clear how existing laws governing issues such as property ownership, sales and other taxes and customer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot assure that our practices comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could harm our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by customers and suppliers, and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition and results of operations.

Risks Related to Economic, Market and Political Matters

Inflation could adversely impact our business, financial condition and results of operations.

Inflation in the EU, the United States and other jurisdictions in which we operate began to rise significantly in late 2021 and has remained at high levels since, although it has slightly improved in fiscal 2024. This is primarily believed to be the result of the economic impacts from pandemics and geopolitical conflicts, including the global supply chain disruptions, government stimulus packages, strong economic recovery and associated widespread demand for goods, among other factors. For instance, global supply chain disruptions have resulted in shortages in materials, which has led to inflationary cost increases for materials and energy, and could in the future cause further cost increases as well as scarcity of certain products. We have experienced, and may in the future experience, inflationary pressures in certain areas of our business, including with respect to employee wages and the cost of materials, transportation and energy. We cannot predict any future trends in the rate of inflation or associated increases in our operating costs along with a potential weakening of consumer spending power and how that may impact our business. To the extent we are unable to recover higher operating costs and a potential weakening of consumer spending power resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit margins could decrease, and our business, financial condition and results of operations could be adversely affected.

Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations.

Materials and products imported into the EU, the United States and other countries are subject to import duties. While we have implemented internal measures to comply with applicable customs regulations and to properly calculate the import duties applicable to imported products, customs authorities may disagree with our claimed tariff treatment for certain products, resulting in unexpected costs that may not have been factored into the sales price of such products and our expected margins. In addition, we cannot predict whether future domestic and international laws, regulations or specific or broad trade remedy actions or international agreements may impose additional duties or other restrictions on the importation of products from one or more of our sourcing venues. Any such changes in legislation and government policy may have a material adverse effect on our business, including the imposition of tariffs on certain materials which could increase our product costs. For example, in recent periods, the U.S. government has announced and, in particular following the U.S. presidential election in November 2024, may continue to announce, various import tariffs on goods imported from certain trade partners, such as the EU and China, which have resulted, and may continue to result, in reciprocal tariffs on goods exported from the United States to such trade partners. As we seek to unlock the large growth potential of the Asian market, an escalating global trade war, including between the United States and China, could harm our business and growth prospects. Trade barriers and other governmental action related to tariffs or international trade agreements around the world have the potential to decrease demand for our products, negatively impact suppliers and adversely impact the economies in which we operate. Trade barriers and other governmental action related to tariffs or international trade agreements could increase the cost of raw materials and components used in certain of our products, which could in turn increase our cost of goods sold, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to currency exchange rate fluctuations.

As we conduct business and operate internationally, we are exposed to the risk of foreign currency exchange rate fluctuations arising from transactions that are denominated in currencies other than the functional currency of the respective fully consolidated subsidiary. This foreign currency risk is primarily driven by intercompany receivables for inventory as Birkenstock Global Sales GmbH, a subsidiary of ours, transfers inventory from our production sites/logistics centers in Germany to the third-party fulfillment centers of other subsidiaries, for which, in most cases, the intercompany invoices are denominated in the local currency of the receiving entity. We are particularly exposed to fluctuations in the exchange rate of the U.S. Dollar to the Euro because we have a significant presence in the United States. Furthermore, we have provided non-Euro intercompany loans within our consolidated group, representing a monetary asset/liability denominated in a currency other than the functional currency for one of the participants of the loan agreement triggering foreign currency income impacts. Additionally, the Tax Receivable Agreement presents an additional foreign exchange risk. For the U.S. based cash flows (and for the Euro-derived German tax benefit cash flows, upon their conversion in accordance with the terms of the TRA) the TRA liability is denominated in USD, but the functional currency of the contractual party, Birkenstock Holding plc, is the Euro. Hence, the monetary liability for those parts of the TRA that are being re-measured at each period-end triggers a foreign currency gain/loss. See also "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Tax Receivable Agreement."

Where possible, we manage foreign currency risk by matching same currency revenues to same currency expenses. However, we are exposed to risk as a result of the increasing amount of invoicing being done in local currency, particularly by our subsidiaries in the United States. While such currency risks are monitored by our senior management in the context of annual budgeting and the hedging strategy is adjusted from time to time during the course of the year, there is no guarantee that our hedging strategy is successful.

In addition, while we report our results in Euro, we have revenues, expenses, assets and liabilities in other currencies, primarily as a result of our ownership of subsidiaries located in other countries. Our subsidiaries’ assets and liabilities are translated based on the exchange rate on the balance sheet date, and income statement items are translated based on the average exchange rate during the relevant financial period. Exchange rates have seen significant fluctuation in recent years, and significant increases in the value of the Euro relative to such currencies have had from time to time, and in the future could have, a material adverse effect on our reported financial results. As a result, any fluctuations in currency exchange rates could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Legal, Regulatory and Taxation Matters

We are subject to risks associated with international markets.

As we market, sell and manufacture our products in many countries, we face a variety of risks generally associated with doing business in international markets and importing merchandise from these regions, including, among others, changes in the rate of economic growth, the impact or expected impact of elections (including the general election in Germany in February 2025), political instability resulting in the disruption of trade, trade disputes, expropriation or other governmental action, quotas and other trade regulations, export license requirements, delays associated with customs procedures, including increased security requirements applicable to foreign goods and measures related to pandemics, social unrest, war, terrorist activities or other armed conflicts, imposition of confiscatory taxation or adverse taxes, other charges and restrictions on imports, currency and exchange rate risks, changes in double taxation treaties, risks related to labor practices increasing minimum wages and inflationary pressures, national and regional labor strikes, bribery and corruption, environmental matters or other issues in the countries or factories in which our products are manufactured, risk of loss at sea or other delays in the delivery of products caused by transportation problems and increased costs of transportation.

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

We operate in a range of international markets, are subject to a variety of laws and regulations, and routinely incur costs in complying with these laws and regulations. New laws or regulations or changes in existing laws and regulations, particularly those governing the sale of products or in other regulatory areas such as consumer credit, labor and employment (including whistleblowing), tax, competition, health and safety or environmental protection, may conceivably require extensive system and operating changes that may be difficult to implement and could increase our cost of doing business.

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

In addition, regulatory authorities may impose mandatory disclosure requirements with respect to ESG matters, including climate change. For example, in March 2024, the SEC adopted new rules that require companies to make certain climate-related disclosures, including information about climate-related risks, greenhouse gas emissions and certain climate-related financial statement metrics. If these or similar rules are enacted, compliance with them and similar rules being enacted may require us to invest substantial resources and require substantial oversight from our management and board of directors. In addition, there is a global trend towards climate-related financial disclosure. A number of countries have established mandatory disclosure regimes and/or set timelines for the implementation of legislation regarding mandatory climate-related disclosure requirements.

ESG matters have also been the subject of increased focus by regulators, including in the EU and the U.S. For example, the European Commission has established a number of sustainability-related reporting and compliance regimes, including the Non-Financial Reporting Directive and the Corporate Sustainability Reporting Directive, which enhance the scope and reporting requirements under the Non-Financial Reporting Directive, as well as proposals for new regulatory regimes that are aimed at, for example, prohibiting corporates from placing or making available on the EU market or exporting from the EU market products made with forced labor; requiring companies to identify, prevent, bring to an end, mitigate and account for adverse human rights and environmental impacts in operations, subsidiaries and value chains; and enhancing gender pay reporting requirements. Our EU-based business, as well as any global product sales into the EU, have brought, or upon their effectiveness will bring, us in scope of these requirements. In addition, we have become, and expect to continue to be, subject to a number of regulations that require us to develop new policies and procedures for, strive to mitigate, and report, certain supply chain risks related to sourcing internationally. For example, Germany has developed legislation requiring certain large companies to conduct human rights and environmental due diligence on their own and direct suppliers’ operations.

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

We have implemented, and continue to enhance, policies and procedures, including our Code of Conduct for Business Partners, and audit procedures for assessing our suppliers’ compliance with our Code of Conduct for Business Partners, to help ensure that our suppliers are in material compliance with our business terms, as well as health and safety, employment, environmental, social and other relevant laws and regulations generally. We include the Code of Conduct for Business Partners as a mandatory component of all new and extended procurement agreements and we also implement similar procedures as part of new distribution and wholesale agreements. However, we can give no assurance that our suppliers, agents and distributors are or will remain in compliance with such contractual terms, laws or regulations, or that our audits will be sufficient in scope or frequency for us to become aware of any such non-compliance on a timely basis or at all. A violation, or allegations of a violation, of such laws or regulations, or failure to achieve particular standards, by any of these individuals or entities could lead to financial penalties, adverse publicity or a decline in public demand for our products, which could have a material adverse impact on our brand or reputation. Furthermore, any non-compliance could require us to incur expenditures or make changes to our supply chain and other business arrangements to ensure compliance. Any such events could have a material adverse effect on our business, financial condition and results of operations.

We rely on a compliance system to prevent irregularities in business activities. Failure to comply with anti-bribery and anti-corruption regulations and economic sanctions programs could result in fines, criminal penalties and an adverse effect on our business.

We operate and sell products in, and source materials from, a number of countries throughout the world, including countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or our or their respective officers, managers, directors, employees and agents may take action determined to be in violation of anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and others. Our employees may be tempted to win business using illegal practices, in particular corruption, certain sales incentives or violation of antitrust laws. In some of the countries in which we operate, such practices may be the customary or expected, and our competitors may undertake such practices, which could further increase the pressure on our employees. In addition, we are required to comply with various economic sanctions programs, including those administered by the United Nations Security Council and the United States, including its Office of Foreign Assets Control, U.S. Department

of the Treasury. These programs restrict us from conducting certain transactions or dealings involving certain sanctioned countries or persons.

Although we have implemented certain internal policies and procedures, which are designed to ensure compliance with applicable anti-bribery and anti-corruption laws as well as sanctions regulations, we are continuing to develop our compliance strategy and program and there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, managers, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-bribery and anti-corruption laws and sanctions regulations) for which they or we may ultimately be held responsible. Violations of anti-corruption laws and sanctions regulations could lead to criminal or financial penalties being imposed on us or our employees, limits being placed on our activities, authorizations or licenses being revoked, damage to our reputation and other consequences, any which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Litigation or investigations relating to alleged or suspected violations of anti-bribery and anti-corruption laws or sanctions regulations could also be costly. We cannot guarantee that our compliance and internal controls will protect us against actions taken by our officers, managers, directors, employees and agents that might be determined to be in violation of law.

Increasing focus on corporate responsibility, specifically related to ESG matters, may impose additional costs, expose us to new risks and subject us to increasing scrutiny.

Investors, shareholders, capital providers, customers and other stakeholder groups are increasingly focused on the ESG and sustainability practices of companies, including with respect to climate change, human rights and diversity, equity and inclusion. While we do not currently publicly disclose any quantifiable ESG or sustainability-related metrics or targets, if our ESG practices or the speed at which we adopt and implement them do not meet investor, customer or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones on which we choose to focus), then our brand, reputation and employee relationships may be negatively impacted. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG frameworks and regulations and to implement our ESG initiatives. In addition, organizations that provide information to investors on ESG matters have developed ratings processes for evaluating companies on their respective approaches to ESG matters, which are increasingly being employed by investors, lenders, and customers to inform their investment, financing or purchasing decisions. We depend on key raw material by-products such as leather which could be subject to price volatility and increased costs in the future due to potential broader market shifts stemming from the climate impact of beef production. Our commitment to largely using natural material from transparent sources in Europe and processing materials to high environmental and social standards could decrease our ability to compete with the prices of competitors who do not implement such ESG practices. Also, our failure, or perceived failure, to manage reputational threats and meet expectations with respect to socially responsible activities and sustainability commitments could negatively impact our brand credibility, employee relationships and the willingness of our customers and suppliers to do business with us.

Climate change and related regulatory responses may adversely impact our business.

Climate change is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, headquarters and vendors are located could, among other things, disrupt the operation of our supply chain, disrupt our data management and communications systems, increase our product costs and negatively impact consumer spending and/or demand for our products. For example, as a result of rising sea levels associated with climate change, certain of our retail locations in Europe and the United Arab Emirates could fall below the flood line in the next twenty years. As a result, the effects of climate change could have a long-term adverse impact on our business, financial condition and results of operations.

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

In the ordinary course of our business we are, and may from time to time become, involved in various litigation matters and governmental or regulatory investigations, prosecutions or similar matters arising out of our current or future business, including personal injury, wrongful death claims, property damages and product safety, stewardship and liability claims, warranty obligations claims, alleged violations of environmental, health and safety laws criminal proceedings (such as those relating to injuries suffered by our employees, which could result in criminal liabilities of our legal representatives and administrative penalties against us), labor law related claims by employees, temporary workers or other external workers, claims by distributors, advisors and others. In addition, third-party litigation, including, but not limited to, litigation related to competition law, antitrust law, tax law, distribution law, intellectual property law and consumer protection and marketing laws, could have a materially adverse impact on us and the market environment in which we operate. Our listing in the United States may also expose us to a higher risk of securities-related class action suits, particularly following any significant decline in the price of our ordinary shares. When we determine that a significant risk of a future claim against us exists, we record provisions in an amount equal to our estimated liability. Our insurance or indemnities or amounts we have provisioned may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation.

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

A majority of the Company’s board of directors resides outside of the UK, the Channel Islands and the Isle of Man. Accordingly, based upon the Company’s current board of directors and management structure and its intended plans for its directors and management and the directors and management of the rest of the BIRKENSTOCK Group, for the purposes of the Takeover Code, the BIRKENSTOCK Group is considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man. The Takeover Code is not expected to apply to the Company. It is possible that, in the future, circumstances, in particular the composition of our board of directors, could change, which may cause the Takeover Code to apply to us.

The Takeover Code will be amended with effect from February 2025 and we will reassess this risk thereafter.

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

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development (OECD), including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes or any other changes in tax laws or regulations and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

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

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations on companies engaged in e-commerce could have an adverse effect on our business and financial performance.

Many of the laws, rules or regulations imposing taxes and other similar obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018, the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

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

We entered into a tax receivable agreement with our pre-IPO owner, MidCo, that requires us to make payments to the TRA Participants (who initially shall be solely MidCo) equal to 85% of certain tax savings (or expected tax savings) in respect of the TRA Tax Attributes that were created by MidCo’s acquisition of the BIRKENSTOCK Group in 2021 or that are otherwise available to the Company as of the date of our IPO. Under the TRA, generally, we retain the benefit of the remaining 15% of the applicable tax savings. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Tax Receivable Agreement.” The timing of payments under the TRA varies depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future. These payments are expected to be substantial and will be made only to the TRA Participants, rather than to all of our shareholders. These payments could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, payments under the TRA are based on the tax reporting positions that we determine, consistent with the terms of the TRA. No TRA Participant is required under any circumstances to make a payment or return a payment to us in respect of any portion of any payment previously made to such TRA Participant under the TRA if a tax reporting position relating to the TRA Tax Attributes is challenged. If it is determined that excess payments have been made under the TRA, certain future payments, if any, otherwise to be made will be reduced. As a result, in certain circumstances, including, for example, if a previously claimed deduction is subsequently disallowed, payments could be made under the TRA in amounts that exceed the specified percentage of the actual tax savings we realize in respect of the TRA Tax Attributes.

Risks Related to Our Indebtedness

We have a substantial amount of debt, and our substantial leverage and debt service obligations could materially adversely affect our business, financial position and results of operations and preclude us from satisfying our debt obligations.

As of September 30, 2024, we had total indebtedness in the amount of €1,194.6 million (equivalent), primarily comprised of the New Term Loan, the Revolving Credit Facility (undrawn), the Notes and the Vendor Loan. We anticipate that a certain level of leverage will continue to exist for the foreseeable future. Our substantial indebtedness may make it more difficult for us to satisfy our debt obligations and liabilities we may incur; increase our vulnerability to, and reduce our flexibility to respond to, general adverse economic and industry conditions; require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research and development or for other general corporate purposes; restrict us from pursuing acquisitions or exploiting business opportunities; limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate; negatively impact credit terms with our suppliers and other creditors; increase our exposure to interest rate increases because some of our indebtedness bears a floating rate of interest; place us at a competitive disadvantage compared to our competitors that are not as highly leveraged; limit our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities, acquisitions and other general corporate purposes, and increase the cost of any future borrowings; and limit our ability to obtain additional capacity for issuance of bid, advance payment, performance and warranty guarantees for operative business purposes and increasing the cost of any future guarantee issuances.

Any of these or other consequences or events could have a material adverse effect on our business, financial condition and results of operations.

We may incur more debt in the future, which may make it difficult for us to service our debt and impair our ability to operate our businesses.

Despite our substantial leverage, we may incur additional debt in the future. Although the Term and Revolving Facilities Agreement and the indenture that governs the Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would increase. In addition, the Term and Revolving Facilities Agreement and the indenture that governs the Notes do not prevent us from incurring obligations that do not constitute indebtedness under those agreements. Our inability to service our debt could have a material adverse effect on our business, financial condition and results of operations.

We are subject to restrictive covenants that limit our operating and financial flexibility.

The Term and Revolving Facilities Agreement and the indenture that governs the Notes contain covenants which impose significant operating and financial restrictions on us. These agreements limit our ability to, among other things, incur or guarantee additional indebtedness or issue certain preferred stock; make certain restricted payments and investments; transfer or sell assets; enter into transactions with affiliates; create or incur certain liens; make certain loans, investments or acquisitions; issue or sell share capital of certain of our subsidiaries; create or incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us; take certain actions that would impair the security interests in the collateral granted for the benefit of the holders of the Notes; merge, consolidate or transfer all or substantially all of our assets; and pay or redeem subordinated debt or equity.

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

We cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated growth, cost savings or efficiencies will be realized or that future debt financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs including the repayment of our debt at maturity. At the respective maturities of the facilities under the Term and Revolving Facilities Agreement, the Notes or any other debt that we may incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, we may be required to refinance or restructure our indebtedness.

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

Some of our indebtedness, including under the Term and Revolving Facilities Agreement, bears interest at floating rates that could rise significantly, thereby increasing our costs and reducing our cash flow.

Debt under the Term and Revolving Facilities Agreement bears interest at a variable rate based on EURIBOR for Euro loans (subject to a zero floor if less than zero) and the forward-looking term rate based on SOFR for U.S. Dollar loans in each case, plus an applicable margin. These interest reference rates have increased significantly in recent years and may continue to increase in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our debt. Neither the Term and Revolving Facilities Agreement nor the indenture that governs the Notes contain a covenant requiring us to hedge all or any portion of our floating rate debt. However, hedging measures have been taken in the form of a limited interest rate cap for the floating-rate EUR debt.

Although we may continue to enter into, extend or maintain certain hedging arrangements designed to fix a portion of these rates, there can be no assurance that hedging will continue to be available on commercially reasonable terms. Hedging itself carries certain risks, including that we may need to pay a significant amount (including costs) to terminate any hedging arrangements. To the extent interest rates were to rise significantly, our interest expense would correspondingly increase, thus reducing our cash flow.

Risks Related to Our Ordinary Shares

Our Principal Shareholder controls us, and their interests may conflict with ours or yours in the future.

As of September 30, 2024, our Principal Shareholder beneficially owns approximately 72.0% of our ordinary shares, with each ordinary share entitling the holder to one vote on all matters submitted to a vote of our shareholders. Moreover, we have agreed to nominate to our board of directors individuals designated by MidCo, which is controlled by our Principal Shareholder, in accordance with our shareholders’ agreement. For so long as MidCo beneficially owns at least a majority of our ordinary shares, it will be entitled to designate for nomination a majority of our board of directors and effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Even when MidCo ceases to own a majority of our ordinary shares, for so long as MidCo continues to own at least 5% of our ordinary shares, it will be entitled to designate for nomination a number of directors in proportion to its ownership of our ordinary shares, rounded up to the nearest whole person. In addition, at any time that our Principal Shareholder owns at least 40% of the Company’s voting power, shareholders are permitted to take action by written consent if approved by a majority of the voting power of the Company, or two-thirds of the voting power of the Company, when required by Jersey law, and directors may be removed with or without cause by a majority of the voting power of the Company. Accordingly, for such periods of time, our Principal Shareholder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholder continues to own a significant percentage of our ordinary shares, our Principal Shareholder will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and ultimately might affect the market price of our ordinary shares.

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

Our Principal Shareholder and its affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Principal Shareholder and its affiliates may engage in activities in which their interests conflict with our interests or those of our shareholders. Our Articles of Association provide that none of our Principal Shareholder or any of its affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See the section entitled "Conflicts of Interest" in Exhibit 2.1 to this Annual Report. Our Principal Shareholder and its affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Shareholder may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our shareholders.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (i) a majority of our outstanding voting securities must be directly or indirectly owned of record by nonresidents of the United States or (ii)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which could be time consuming and costly.

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

Sales of a substantial number of our ordinary shares in the public market, or the perception that such sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our equity holders existing prior to our IPO have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of such sales or the effect that such sales may have on the prevailing market price of our ordinary shares.

We do not intend to pay cash dividends for the foreseeable future and, as a result, the ability of our shareholders to achieve a return on their investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, payment of future dividends is subject to certain limitations pursuant to Jersey law. See the section entitled “Articles of Association—Dividend and Liquidation Rights" in Exhibit 2.1 to this Annual Report. Accordingly, our shareholders may need to rely on sales of our ordinary shares after price appreciation, which may never occur, as the only way to realize any gains on their investment.

The rights of our shareholders differ from the rights typically offered to shareholders of a U.S. corporation.

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

Natural disasters, such as fires, earthquakes, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, civil unrest, political instability or other conflicts, or other events outside of our control have in the past, and may in the future, adversely impact our revenues. In particular, our business may be materially adversely affected by events that could generally deter consumers from shopping in-store, both in relation to retail stores directly managed by us as well as in relation to stores or outlets supplied by us or our wholesale partners. Such events could also disrupt the internet or mobile networks and may prevent or deter consumers from shopping through our e-commerce business, which could materially adversely affect our revenues.

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

We have identified, and may in the future identify, material weaknesses in our internal control over financial reporting. If we fail to remediate our material weaknesses or if we otherwise fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately and timely, meet our reporting obligations or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact investor confidence and the trading price of our securities.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Effective internal controls over financial reporting are necessary to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires that we include a report of management on our internal control over financial reporting in this Annual Report. Refer to “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Controls over Financial Reporting.” In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting when we no longer meet the definition of a non-accelerated filer, which we expect to be the case for the year ending September 30, 2025.

As described in our annual report on Form 20-F for the year ended September 30, 2023, we identified two material weaknesses, related to (i) a lack of formalized internal controls and processes over our business process controls and (ii) ineffective IT general controls for IT processes and applications that are relevant for the preparation of our financial statements. These deficiencies represented material weaknesses in our internal control over financial reporting in both design and operation. Our management concluded that the material weakness relating to a lack of formalized internal controls and processes over our business process controls has been remediated as of September 30, 2024, while the material weakness relating to ineffective IT general controls for IT processes and applications continues to exist as of September 30, 2024. In addition, as of September 30, 2024, our management identified another material weakness relating to a lack of controls over accounting for the Tax Receivable Agreement. See also “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Controls over Financial Reporting” for a further discussion of our material weaknesses. We are working to remediate these material weaknesses as quickly and efficiently as possible, but our efforts may not be successful. We have incurred significant costs in connection with implementing our remediation plan and will continue to do so in the future. These remediation measures have been, and may continue to be, time consuming and costly, and place significant demands on our financial and operational resources.

If we are unable to successfully remediate these material weaknesses or if other material weaknesses are detected in the future, any such material weakness could result in misstatements of our account balances, financial results or disclosures and result in our inability to produce accurate and timely financial statements. Consequently, our financial statements could contain material misstatements that would not be prevented or detected, which could cause us to fail to meet our future reporting obligations and have a material adverse impact on our business, investor confidence and the trading price of our securities.

If we otherwise fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations or civil and criminal sanctions.

The value of goodwill, brand names or other intangible assets reported in our financial statements may need to be partially or fully impaired as a result of revaluations.

As of September 30, 2024, our carrying amount of intangible assets, including goodwill, recorded on our consolidated statement of financial position was €3,194.0 million. Due to any potential adjustments, future financial statements for the Company could be materially different and may not be comparable to our financial statements included elsewhere in this Annual Report, including, but not limited to, risk of impairment of goodwill and intangible assets, increased depreciation and amortization expenses over the remaining lives of acquired assets. This could in turn have a material adverse effect on our financial condition and results of operations.

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

As described elsewhere in this Annual Report, our principal capital expenditures since October 1, 2021 relate to increasing the capacity of our production facilities, including the acquisition of our component manufacturing facility in Arouca, Portugal, the construction of our new factory in Pasewalk, Germany, the expansion of our factory in Görlitz, Germany, as well as our retail expansion throughout all segments, which has been funded from cash on hand. See "Note 9—Property, plant and equipment" to our audited consolidated financial statements included in "Item 18—Financial Statements" of this Annual Report for further information on capital expenditures.

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

We are "German made." Our production capabilities reflect centuries-old traditions of craftsmanship and commitment to using only the highest quality materials. To ensure each product meets our rigorous quality standards, we operate a vertically integrated manufacturing base and produce all our footbeds in Germany. In addition, we assemble the vast majority of our products in Germany and produce the remainder elsewhere in the EU. We maintain strict control over our entire supply chain, responsibly sourcing materials that originate mainly from Europe.

The following table presents revenue by sales channels:

	Year ended September 30,
(In thousands of Euros)	2024	2023	2022
B2B	1,083,721	887,957	772,883
DTC	716,687	598,664	466,668
Corporate / Other	4,282	5,290	3,282
Total Revenue	1,804,690	1,491,911	1,242,833

The following table presents our revenue by reportable segment:

	Year ended September 30,
(In thousands of Euros)	2024	2023	2022
Americas	943,710	804,690	667,387
Europe	644,888	529,507	449,131
APMA	211,810	152,424	123,033
Corporate / Other	4,282	5,290	3,282
Total Revenue	1,804,690	1,491,911	1,242,833

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

Unparalleled Consumer Engagement and Loyalty

Our diverse set of consumers discover our brand in many ways, sometimes not immediately for the inherent orthopedic benefits, but become loyal fans through their continued use of our products.

Efficient Demand Creation

The deep connection consumers feel with our beloved brand leads to significant word-of-mouth exposure and extensive, high-quality earned media, enabling highly efficient marketing spend.

Furthermore, we amplify BIRKENSTOCK in the cultural zeitgeist through calculated demand creation strategies, including through creative content developed by our content house as well as through strategic product collaborations led by our 1774 office in Paris. Our unique brand, iconic footbed and instantly recognizable aesthetics have generated significant unsolicited attention from well-known brands seeking to collaborate with us. We benefit from the unpaid advocacy and support that is the natural byproduct of celebrities, public figures and other influential fans who are frequently seen wearing our products.

Engineered Distribution Approach

Complementary Multi-Channel Strategy

We optimize growth and profitability through a complementary, multi-channel distribution strategy for DTC and B2B. We operate our channels synergistically, utilizing the B2B channel to facilitate brand accessibility while fully engaging consumers in our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our average selling price ("ASP") and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. As a result, we drive top-line growth and protect margins, prevent brand dilution and deepen our connection to consumers.

Expansion of DTC Channel

Our DTC business promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with direct product access to our most distinctive styles. Additionally, our increasing levels of organic demand creation, together with higher ASPs, support attractive profitability in the DTC channel.

Intentional Wholesale Partnerships

Our wholesale strategy is defined by intentionality in partner selection, identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners. To a great extent, growth is driven by existing doors, as our partners expand the breadth and depth of their BIRKENSTOCK offerings. New doors are primarily in expansionary categories and niche sectors, such as professional, outdoor, children's, and sporting goods retailers.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain consistently favorable economic terms on wholesale distribution. The early placement of wholesale orders approximately six months in advance greatly aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

Vertically Integrated Manufacturing

A key differentiator of BIRKENSTOCK is our vertically integrated manufacturing which creates strong competitive and operational advantages in an industry that has largely been offshoring production since the 1980s. During fiscal 2024, we assembled the vast majority of our overall products and produced 100% of our footbeds in our factories in Germany, with supplemental component manufacturing in the EU. These facilities are critical to delivering the high-quality products our brand promises and our consumers expect. With nearly every silhouette requiring over 50 hands to complete, our skilled workers ensure we complete production in rigorous accordance with centuries-old know-how and craftsmanship.

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

We have extensive whitespace to grow within and outside of our largest geographies, the U.S. and Europe. We believe there are still sizable growth opportunities in key developed markets where the brand has a presence but remains significantly underpenetrated.

As we ramp up our production capacity, we seek to unlock the large growth potential of our white spaces, which have generated significant latent demand that we have been unable to fulfill in recent years given more limited supply.

Educate Fans on Our Brand Purpose and Grow the BIRKENSTOCK Fan Base

We will continue to educate consumers globally about the advantages of BIRKENSTOCK products. We believe consumers become evangelists for our brand when they experience the merits of our superior functional design. The function of our products and the power of our brand has enabled us to build our Company largely through organic, unpaid sources, including word-of-mouth, repeat buying, earned media, high profile influencer support and our 1774 collaborations office. These organic factors support a virtuous cycle of consumer consideration, trial, conversion, repeat purchase and recommendation.

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

During fiscal 2024, we continued to incorporate our legendary footbed as the central functional element in our proven product formula as we celebrate and build our archive. We renewed existing silhouettes and introduced new ones by strategically using aesthetics, construction, design and materials updates that flex elements across uppers, outer soles, buckle details and other embellishments to deliver innovative functionality and renewed purpose. In doing so, we continued to broaden and deepen our product assortment across price bands, building on the success of our opening price point EVA line as well as collaborations through our 1774 line.

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

We recently launched our new highly functional prestige shoe care and footcare line made in Germany exclusively from materials of natural origin and rooted in our deep heritage in foot health.

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

We utilize responsibly sourced raw materials in the production of our silhouettes in compliance with strict ethical and social standards based on industry best practices. Cork, one of the most prominent materials in our products, is an inherently sustainable and versatile material that can be harvested without harming the tree. Cork is also naturally lightweight, breathable and insulating. In fiscal 2024, we sourced 99% of our cork from suppliers in Portugal.

We source other raw materials, including leather, EVA adhesives, natural latex, jute, wool felt and buckles from over 200 suppliers located in Europe. Certain materials and components, representing less than 10% of the total value of our raw materials, originate from outside of Europe. Examples include jute and latex, which are not grown in Europe. We buy these materials from EU-based importers and have full transparency of their sources, who we visit frequently to ensure compliance with our strict guidelines on responsible sourcing practices. We are exposed to price fluctuations of materials and manage our exposure to price increases and volatility accordingly. For more information, see "Item 5. Operating and Financial Review and Prospects—D. Factors Affecting Performance and Trend Information—Sourcing and Supply Chain Management" in this Annual Report.

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

We believe our factories in Germany and our component operation in Portugal provide a unique platform that shortens lead-time to fulfill demand. Beyond our owned manufacturing, trusted long-term partners produce a small remaining percentage of the components for our iconic silhouettes. We invest in our manufacturing sites every year to further ensure the highest quality standards and expand our capacity.

We continue to add several million more pairs of product capacity over the next years, which will allow us to accelerate expansion into untapped markets while maintaining control over our supply chain and product quality. We remain committed to our policy that all footbed production and engineering take place in Germany and that all manufacturing occurs in the EU to ensure the highest quality products are manufactured according to centuries-long tradition.

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

With our stringent health and safety standards and procedures, we believe we ensure a safe and state-of-the-art workplace for every employee. We completed the ISO 45001 certification for our largest factory in Görlitz in 2024 and are gradually completing the process for all of our other German locations.

The new factory in Pasewalk is our first fully electrical energy-driven factory. A share of its electricity is self-generated by a photovoltaics source, while the rest is largely provided by renewable sources. Together with its photovoltaics system, heat recovery in compressed air generation and in the exhaust air system, and charging stations on the company parking lot, we believe this location presents the future direction of our facilities.

We take full responsibility for our sourcing of raw materials and components. We require all of our business partners to comply with our Code of Conduct for Business Partners relating to working conditions as well as certain environmental, employment and sourcing practices. A significant proportion of the materials we use are of natural origin, such as cork, natural latex, jute, leather and wool felt.

We believe our products are assembled in an efficient manner and we regularly evaluate how to optimize our energy usage and minimize waste. Additionally, we frequently undergo climate risk assessments and greenhouse gas emissions analyses to identify areas for improvement.

Seasonality

While our products, particularly our Core Silhouettes, were traditionally suited for warm weather, we continue to diversify the seasonal exposure of our product portfolio by increasing the mix of closed-toe silhouettes, enabling us to serve additional usage occasions year-round. Nevertheless, our business remains affected by seasonality, and demand in our channels varies by time of year and climate zones. While we manufacture our footwear year-round, we typically build inventory between October and January through a rigorous planning process designed to optimize product availability and mitigate any possible supply and demand mismatch.

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

We also rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. For more information regarding the risks related to our IP, see "Item 3. Key Information—D. Risk Factors—Risks Related to Intellectual Property, Information Technology and Data Security and Privacy" in this Annual Report.

Corporate Citizenship

We drive sustainable actions on three fronts: (i) people and communities, (ii) manufacturing processes and (iii) products. Our commitment to these actions has endured throughout our history and makes BIRKENSTOCK a trusted and responsible brand.

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

Regulatory Matters

We are subject to the laws and regulations of the jurisdictions in which we operate, covering a wide variety of areas affecting general consumer protection and product safety, including health and safety, environmental, product quality and safety, competition, data protection and privacy, export and import controls, anti-corruption legislation, trade sanctions and labor laws. Generally, each region is primarily responsible for compliance with various local regulatory regimes applicable within its jurisdiction, supported by external local counsel as needed. We have a central legal team that is primarily responsible for overseeing compliance with laws and regulations at BIRKENSTOCK, as well as supporting the regional teams across jurisdictions vis-à-vis compliance with the regulatory regimes. While BIRKENSTOCK does not operate in a heavily regulated industry, the legal team is well-staffed and engaged to deal with risks as they arise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—Compliance with existing laws and regulations or changes in any such laws and regulations could affect our business” in this Annual Report.

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
2
1

(1) ST. KATHARINEN
Final assembly, punching of EVA outsoles, coating of footbeds

(2) ÜRZELL
Footbed production

(3) GÖRLITZ
Final assembly, footbed production, EVA products

(4) BERNSTADT
Processing of uppers/components, procession of buckles and rivets, 1774 Production and collaboration lines, BIRKENSTOCK University

(5) MARKERSDORF
Buckles

(6) PASEWALK
EVA/PU products, Orthopedics, Deep blue footbeds

We also own a distribution center in Germany and we lease office spaces, retail spaces and storage spaces across the regions in which we operate. We expect that our administrative, manufacturing and distribution facilities will be able to accommodate substantial growth of our operations for the foreseeable future. For information about future investments into capital expenditures, see "Item 5. Operations and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures." For information about historical investments into capital expenditures see "Note 9—Property, plant and equipment" to our audited consolidated financial statements included in "Item 18—Financial Information" of this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion on our operating and financial review and prospects should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report (see “Item 18. Financial Statements”). The audited consolidated financial statements as of and for the year ended September 30, 2024 and the year ended September 30, 2023 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, and presented in Euro (EUR). This discussion and analysis should also be read together with the sections of this Annual Report entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.” For a comparative discussion and analysis related to the results of operations and changes in financial condition for the year ended September 30, 2023 compared to the year ended September 30, 2022, refer to “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended September 30, 2023, filed on January 18, 2024, with the United States Securities and Exchange Commission and available electronically at www.sec.gov. For a discussion of how our business, results of operations and financial condition have been influenced, and may continue to be influenced, by the macroeconomic environment and other factors, see "Item 5—D. Factors Affecting Performance and Trend Information.”

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

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our products in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and considered to be processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and Europe, which represented 52% and 36% of revenue, respectively, for the year ended September 30, 2024. Our APMA segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and Europe segments.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as 'engineered distribution.' We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our ASP and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

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

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 product line and certain collaboration products to a curated group of brand partners. To a great extent, growth is driven by existing doors, as our partners expand the breadth and depth of their BIRKENSTOCK offerings. New doors are primarily in expansionary categories and niche sectors, such as professional, outdoor, children's, and sporting goods retailers.

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

In October 2023, we successfully completed our IPO. The proceeds from the IPO were $473.6 million after deducting underwriting discounts and commissions but before deducting expenses. We used the proceeds from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the Vendor Loan and $450.0 million in aggregate principal amount of the Original USD Term Loan.

Key Financial Highlights

Key highlights for the year ended September 30, 2024 compared to the year ended September 30, 2023 include:

•
Revenue of €1.8 billion, an increase of 21% on a reported basis and 22% constant currency basis, ahead of projected constant currency growth of 20%
•
Number of pairs sold increasing by 14% to 34.1 million
•
ASP increasing by 8%
•
Strong double-digit revenue growth across all segments including 17% in the Americas, 22% in Europe and 39% in APMA on a reported basis, and 19% in the Americas, 21% in Europe and 42% in APMA on a constant currency basis
•
DTC revenue growth of 20% on a reported and 21% on a constant currency basis, and B2B revenue growth of 22% on a reported and 23% on a constant currency basis
•
Closed-toe revenue growth of over twice group average and increased share of business to approximately one-third
•
Gross profit margin of 58.8%, down 330 basis points from 62.1% due to the planned, temporary impact of production capacity expansion, channel mix shift, currency translation and other impacts
•
Net profit of €192 million, up 155%; EPS of €1.02, up 149%

•
Adjusted EBITDA of €555 million, up 15%; adjusted EBITDA margin of 30.8%, above projected range of 30-30.5%
•
Adjusted net profit of €240 million, up 16%; adjusted EPS of €1.28, up 13%
•
Cash flows from operating activities of €429 million, compared to €359 million a year ago, resulting in a net leverage ratio of 1.8x LTM EBITDA as of September 30, 2024

Non-IFRS Financial Measures

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures provide useful information in measuring the operating performance and financial condition of the Company and therefore uses them to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

We use non-IFRS financial measures, such as constant currency revenue, constant currency revenue growth, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit (loss), adjusted net profit (loss) margin and adjusted basic / diluted earnings (loss) per share to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023
Revenue	1,804,690	1,491,911
Revenue, constant currency	1,819,706	1,494,187
Revenue growth, constant currency	22%	20%

Our reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

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

Constant currency information compares results between periods as if exchange rates had remained constant. We define constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD-denominated constant currency revenue for the year ended September 30, 2024 and the year ended September 30, 2023 was calculated using the average exchange rate of $1.08 to €1 and $1.07 to €1, respectively.

Reconciliation of Revenue to Constant Currency Revenue

The table below presents a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Year ended September 30,
(In thousands of Euros)	2024	2023
Revenue	1,804,690	1,491,911
Add (Less):
U.S. Dollar impact	10,209	(5,845)
Canadian Dollar impact	1,935	2,905
Other	2,872	5,216
Constant currency revenue	1,819,706	1,494,187

	Year ended September 30,			Constant Currency Growth [%]
(In thousands of Euros, unless otherwise stated)	2024	2023	Growth [%]
B2B	1,083,721	887,957	22%	23%
DTC	716,687	598,664	20%	21%
Corporate / Other	4,282	5,290	(19)%	(19)%
Revenue	1,804,690	1,491,911	21%	22%
Americas	943,710	804,690	17%	19%
Europe	644,888	529,507	22%	21%
APMA	211,810	152,424	39%	42%
Corporate / Other	4,282	5,290	(19)%	(19)%
Revenue	1,804,690	1,491,911	21%	22%

Adjusted EBITDA and Adjusted EBITDA Margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023
Adjusted EBITDA	554,955	482,706
Adjusted EBITDA margin	30.8%	32.4%

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Share-based compensation expenses relating to the management investment plan;
•
Relocation expenses relating to the move of our products from a warehouse to a different provider which are considered non-recurring expenses and not representative of the operating performance of the business;
•
Restructuring expenses not relating to the operating performance of the business;
•
IPO-related costs consisting of consulting as well as legal fees;
•
Costs associated with the secondary offering on behalf of the selling shareholder; and
•
Realized and unrealized foreign exchange gain (loss).

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to adjusted EBITDA for the periods presented:

	Year ended September 30,
(In thousands of Euros)	2024	2023
Net profit	191,602	75,022
Add:
Income tax expense	102,180	78,630
Finance cost, net	127,300	107,036
Depreciation and amortization	101,291	83,413
EBITDA	522,373	344,101
Add Adjustments:
Share-based compensation expenses(1)	3,591	65,393
Relocation expenses(2)	—	4,600
Restructuring expenses(3)	—	1,953
IPO-related costs(4)	7,460	30,603
Secondary offering related costs(5)	1,890	—
Realized and unrealized FX loss(6)	19,641	36,056
Adjusted EBITDA	554,955	482,706

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(3)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(4)
Represents IPO-related costs, which include consulting as well as legal fees.
(5)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.
(6)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Adjusted Net Profit and Adjusted Net Profit Margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023
Adjusted net profit	240,331	207,153
Adjusted net profit margin	13.3%	13.9%

We define adjusted net profit (loss) as net profit (loss) for the period adjusted for share-based compensation, relocation and restructuring expenses, IPO-related and secondary offering related costs, realized and unrealized foreign exchange gain (loss), the release of capitalized transaction costs and the respective income tax effects as applicable. Adjusted net profit (loss) margin is defined as adjusted net profit (loss) for the period divided by revenue for the same period.

Reconciliation of Net Profit to Adjusted Net Profit

The table below presents a reconciliation of net profit to adjusted net profit for the periods presented:

	Year ended September 30,
(In thousands of Euros)	2024	2023
Net profit	191,602	75,022
Add (Less) Adjustments:
Share-based compensation expenses(1)	3,591	65,393
Relocation expenses(2)	—	4,600
Restructuring expenses(3)	—	1,953
IPO-related costs(4)	7,460	30,603
Secondary offering related costs(5)	1,890	—
Realized and unrealized FX loss(6)	19,641	36,056
Release of capitalized transaction costs(7)	26,858	—
Tax adjustment(8)	(10,711)	(6,474)
Adjusted net profit	240,331	207,153

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(3)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(4)
Represents IPO-related costs, which include consulting as well as legal fees.
(5)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.
(6)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(7)
Year ended September 30, 2024: €16 million represents capitalized transaction costs of the Original Term Loan and the ABL Facility. Due to a new financing agreement (effective August 2, 2024) and replacement of the Original Term Loan and the ABL Facility, transaction costs were fully amortized through finance cost, net, during the third quarter of fiscal 2024. There was a further impact of €11 million from the early repayment of $450 million to the Original USD Term Loan in the first quarter of fiscal 2024.
(8)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation. Furthermore, the adjustment represents an adjustment of additional income tax expenses related to the fiscal year 2022 resulting from a true-up effect between initial assumptions and tax return.

Adjusted Basic / Diluted Earnings Per Share

	Year ended September 30,
(In Euros)	2024	2023
Adjusted earnings (loss) per share
Basic	1.28	1.13
Diluted	1.28	1.13

We define adjusted earnings (loss) per share as adjusted net profit (loss) for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit (Loss) to Adjusted Earnings (Loss) per share

The table below presents a reconciliation of adjusted earnings (loss) per share to the most comparable IFRS measure, net profit (loss), for the periods presented:

(In thousands of Euros, except share and per share information)	Year ended September 30,
	2024	2023
Net profit	191,602	75,022
Adjusted net profit(1)	240,331	207,153
Weighted number of outstanding shares (diluted and undiluted)	187,599,357	182,721,369
Adjusted earnings per share
Basic	1.28	1.13
Diluted	1.28	1.13

(1)
See "Reconciliation of Net Profit to Adjusted Net Profit" above for a reconciliation of adjusted net profit to net profit.

Net Debt and Net Leverage

We define net debt as the sum of loans and borrowings (non-current), the current portion of the USD Term Loan, current and non-current Lease liabilities, reduced by the amount of cash and cash equivalents.

Net leverage is defined as a ratio of net debt over adjusted EBITDA for the last twelve months (LTM).

Reconciliation of Net Debt and Net Leverage

The table below presents a reconciliation of net debt and net leverage to loans and borrowings (non-current) for the periods presented:

	September 30,	September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023
Loans and borrowings (Non-current)	1,169,965	1,815,695
Original USD Term Loan - current portion	-	7,347
New USD Term Loan - current portion	7,890	-
Lease liabilities (Non-current)	143,199	103,049
Lease liabilities (Current)	40,874	27,010
Cash and cash equivalents	(355,843)	(344,407)
Net debt	1,006,085	1,608,694
Adjusted EBITDA (LTM)	554,955	482,706
Net leverage	1.8x	3.3x

Factors Affecting Comparability of Financial Information

Segments

For the year ended September 30, 2024, our three reportable segments align with our geographic operational hubs: the Americas, Europe, and APMA as described above, which contributed 52%, 36%, and 12% of revenue, respectively, during the period. The Americas segment includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas. The Europe segment includes, among others, the key markets of Germany, France and the UK.

Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest revenue share in Europe. The largest markets in the APMA segment include Australia, Japan, India, China and the United Arab Emirates.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate / Other. Corporate / Other immaterially contributed to our revenue during the year ended September 30, 2024.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as care essentials and accessories.

During the year ended September 30, 2024, we distributed across the three reporting segments: Americas, Europe and APMA. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenue is recognized when control of the goods has been transferred, depending on the agreement with the customer. Following the transfer of control, the customer has the responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenue is recognized when control of the goods has been transferred, either upon delivery to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenue is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, which results in recognizing a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories primarily include license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (mainly our sleep systems business). In addition, other revenue consists of revenue from real estate rentals and the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of five types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise, (iv) personnel costs, including temporary personnel services, and (v) overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenue less cost of sales and gross profit margin measures our gross profit as a percentage of revenue.

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

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenue with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenue, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end consumers.

General administrative expenses

General administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, legal and consulting fees, HR and IT expenses and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General administrative expenses will increase as we grow as a publicly traded company. We expect these expenses to decrease as a percentage of revenue as we grow due to economies of scale.

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

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, expenses from the potential revaluation of the embedded derivative of the Notes, interest on the TRA, as well as amortization of transaction costs. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and deferred income tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of the years ended September 30, 2024 and September 30, 2023

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change	% Change
Revenue	1,804,690	1,491,911	312,779	21%
Cost of sales	(744,013)	(566,118)	(177,895)	31%
Gross profit	1,060,677	925,793	134,884	15%
Operating expenses
Selling and distribution expenses	(507,122)	(455,851)	(51,271)	11%
General administration expenses	(113,444)	(171,388)	57,944	(34)%
Foreign exchange loss	(19,641)	(36,056)	16,415	(46)%
Other income (loss), net	612	(1,810)	2,422	(134)%
Profit from operations	421,082	260,688	160,394	62%
Finance cost, net	(127,300)	(107,036)	(20,264)	19%
Profit before tax	293,782	153,652	140,130	91%
Income tax expense	(102,180)	(78,630)	(23,550)	30%
Net profit	191,602	75,022	116,580	155%

Revenue

Revenue for the year ended September 30, 2024 increased by €312.8 million, or 21%, to €1,804.7 million from €1,491.9 million for the year ended September 30, 2023, driven by both an increase in the number of pairs sold of 14% as well as ASP growth of 8%, and growing demand across all product categories, channels and segments throughout the year. Revenue growth was particularly strong in the APMA segment with an increase of 39% for the year ended September 30, 2024.

Revenue for the year ended September 30, 2024 as compared to the year ended September 30, 2023 increased by 22% on a constant currency basis.

Revenue by channel

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change	% Change
B2B	1,083,721	887,957	195,764	22%
DTC	716,687	598,664	118,023	20%
Corporate / Other	4,282	5,290	(1,008)	(19)%
Revenue	1,804,690	1,491,911	312,779	21%

Revenue generated by our B2B channel for the year ended September 30, 2024 increased by €195.8 million, or 22%, to €1,083.7 million from €888.0 million for the year ended September 30, 2023. The increase was mainly with existing partners and driven by a strong growth in the number of pairs sold across all regions, and further supported by a higher ASP in all regions primarily due to a favorable category mix shift towards higher-priced products.

Revenue generated by our DTC channel for the year ended September 30, 2024 increased by €118.0 million, or 20%, to €716.7 million from €598.7 million for the year ended September 30, 2023 with the DTC penetration at 40% for the year ended September 30, 2023 and year ended September 30, 2024. The increase in DTC revenue was attributable to a growth in the number of pairs sold across all regions, in particular in APMA, increased traffic and higher average order values resulting from a higher ASP due to a favorable product mix, particularly in APMA, and an increase in average items per order. Revenue generated by our own retail stores increased more than twice the growth of the overall business, driven by the opening of 20 new retail stores globally during the year ended September 30, 2024, resulting in a total number of 67 own retail stores.

Corporate / Other revenue for the year ended September 30, 2024 decreased by €1.0 million, or 19%, to €4.3 million from €5.3 million for the year ended September 30, 2023. The developments in Corporate / Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings, as well as sales of recyclable scrap materials from the production process.

Cost of sales

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change	% Change
Cost of sales	(744,013)	(566,118)	(177,895)	31%

Cost of sales for the year ended September 30, 2024 increased by €177.9 million, or 31%, to €744.0 million from €566.1 million for the year ended September 30, 2023. The increase was primarily attributable to an increase in the number of units sold, an increased share of premium products and the planned, temporary under-absorption from ongoing capacity expansion.

Gross profit and gross profit margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change		% Change
Gross profit	1,060,677	925,793	134,884		15%
Gross profit margin	58.8%	62.1%	(330)	bp

Gross profit for the year ended September 30, 2024 increased by €134.9 million, or 15%, to €1,060.7 million from €925.8 million for the year ended September 30, 2023. Gross profit margin for the year ended September 30, 2024 decreased by 330 basis points to 58.8% from 62.1% for the year ended September 30, 2023. The contraction in gross profit margin mainly reflects the planned, temporary under-absorption from ongoing capacity expansion, negative currency translation of revenues, as well as channel mix effects.

Selling and distribution expenses

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change	% Change
Selling and distribution expenses	(507,122)	(455,851)	(51,271)	11%

Selling and distribution expenses for the year ended September 30, 2024 increased by €51.3 million, or 11%, to €507.1 million from €455.9 million for the year ended September 30, 2023. The increase was primarily driven by revenue growth and retail expansion investments. Selling and distribution expenses for the year ended September 30, 2024 increased at a slower rate than revenue, to 28.1% of revenue compared to 30.6% of revenue for the year ended September 30, 2023 due to non-recurring relocation expenses of €4.6 million for the year ended September 30, 2023, as well as share-based compensation expenses of €7.4 million in the year ended September 30, 2023 as compared to €0.4 million in the year ended September 30, 2024.

General administrative expenses

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change	% Change
General administration expenses	(113,444)	(171,388)	57,944	(34)%

General administration expenses for the year ended September 30, 2024 decreased by €57.9 million to €113.4 million from €171.4 million for the year ended September 30, 2023. As a percentage of revenue, general administration expenses decreased by 520 basis points to 6.3% for the year ended September 30,

2024 from 11.5% for the year ended September 30, 2023. The decrease in general administration expenses was primarily driven by expenses related to the management investment plan of €58.0 million in the year ended September 30, 2023 as compared to €3.2 million in the year ended September 30, 2024, and IPO-related costs of €30.6 million in the year ended September 30, 2023 as compared to €7.5 million in the year ended September 30, 2024.

Foreign exchange loss

Foreign exchange loss for the year ended September 30, 2024 decreased by €16.4 million to €19.6 million from €36.1 million for the year ended September 30, 2023. The overall decrease in foreign exchange loss was primarily driven by a less pronounced depreciation of the USD relative to the Euro for the year ended September 30, 2024 as compared to the year ended September 30, 2023.

Finance cost, net

Finance cost, net for the year ended September 30, 2024 increased by €20.3 million, or 19%, to €127.3 million from €107.0 million for the year ended September 30, 2023. The increase was primarily attributable to the additional interest expense related to the TRA of €13.0 million as well as the accelerated amortization of €26.9 million capitalized transaction costs. This was the result of a $450.0 million early repayment on the Original USD Term Loan from the IPO proceeds and early full repayment and refinancing of the Original EUR Term Loan, Original USD Term Loan, and the ABL Facility on August 2, 2024. The increases in finance cost were partially offset by a reduction in actual interest expenses related to loans and borrowings.

Income tax expense

Income tax expense for the year ended September 30, 2024 increased by €23.6 million to €102.2 million from €78.6 million for the year ended September 30, 2023. The increase was mainly driven by an increased profit before tax in Germany resulting in a higher current tax expense as well as tax losses mainly related to foreign Group companies for which no deferred taxes are recognized.

Net profit

Net profit for the year ended September 30, 2024 increased by €116.6 million, or 155%, to €191.6 million from €75.0 million for the year ended September 30, 2023. Net profit margin for the year ended September 30, 2024 expanded by 560 basis points, to 10.6% from 5.0% for the year ended September 30, 2023. The increase of net profit was primarily attributable to overall business growth and a decrease in foreign exchange loss and other non-recurring expenses mainly relating to the IPO.

Adjusted EBITDA and Adjusted EBITDA margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change		% Change
Adjusted EBITDA	554,955	482,706	72,249		15%
Adjusted EBITDA margin	30.8%	32.4%	(160)	bp

Adjusted EBITDA for the year ended September 30, 2024 increased by €72.2 million, or 15%, to €555.0 million from €482.7 million for the year ended September 30, 2023, primarily due to revenue growth of 21%. Adjusted EBITDA margin for the year ended September 30, 2024 contracted 160 basis points to 30.8% from 32.4% for the year ended September 30, 2023, primarily due to the decline in gross profit margin.

Adjusted net profit and Adjusted net profit margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change		% Change
Adjusted net profit	240,331	207,153	33,178		16%
Adjusted net profit margin	13.3%	13.9%	(60)	bp

Adjusted net profit for the year ended September 30, 2024 increased by €33.2 million, or 16%, to €240.3 million from €207.2 million for the year ended September 30, 2023, primarily driven by adjusted EBITDA growth, and partly offset by higher depreciation and amortization.

Revenues by segment

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change	% Change
Americas	943,710	804,690	139,020	17%
Europe	644,888	529,507	115,381	22%
APMA	211,810	152,424	59,386	39%
Reportable segment revenue	1,800,408	1,486,621	313,787	21%
Corporate / Other	4,282	5,290	(1,008)	(19)%
Group revenue	1,804,690	1,491,911	312,779	21%

Revenue for the Americas segment for the year ended September 30, 2024 increased by €139.0 million, or 17%, to €943.7 million from €804.7 million for the year ended September 30, 2023, driven by strong revenue growth in both B2B and DTC. Both channels demonstrated growth in the number of pairs sold, with the B2B channel primarily contributing to the overall ASP growth in the segment.

Revenue for the Europe segment for the year ended September 30, 2024 increased by €115.4 million, or 22%, to €644.9 million from €529.5 million for the year ended September 30, 2023, driven by strong revenue growth in both B2B and DTC. Both channels contributed to the overall growth in the number of pairs sold in the segment, with a more pronounced ASP growth in the B2B channel.

Revenue for the APMA segment for the year ended September 30, 2024 increased by €59.4 million, or 39%, to €211.8 million from €152.4 million for the year ended September 30, 2023, driven by above group-level growth in both the B2B and DTC channel. The DTC penetration increased significantly due to retail store expansion and an increase of BIRKENSTOCK's digital footprint in the region, leading to a stronger growth in the number of pairs sold for the DTC channel, while both channels contributed to the overall growth in the number of pairs sold and ASP in the segment.

Revenue for Corporate / Other for the year ended September 30, 2024 decreased by €1.0 million, or 19%, to €4.3 million from €5.3 million for the year ended September 30, 2023. The developments in Corporate / Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings, as well as sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023	Change		% Change
Americas	301,266	291,712	9,554		3%
	31.9%	36.3%	(440)	bp
Europe	218,224	167,407	50,817		30%
	33.8%	31.6%	220	bp
APMA	65,814	44,488	21,326		48%
	31.1%	29.2%	190	bp
Reportable segment adjusted EBITDA	585,304	503,607	81,697		16%
	32.5%	33.9%	(140)	bp
Corporate / Other	(30,349)	(20,901)	(9,448)		45%
	(709)%	(395)%	(31,360)	bp
Group adjusted EBITDA	554,955	482,706	72,249		15%
Adjusted EBITDA margin	30.8%	32.4%	(160)	bp

Adjusted EBITDA in the Americas segment for the year ended September 30, 2024 increased by €9.6 million, or 3%, to €301.3 million from €291.7 million for the year ended September 30, 2023, primarily driven by revenue growth of 17%. Adjusted EBITDA margin in the Americas segment contracted by 440 basis points to 31.9% for the year ended September 30, 2024 from 36.3% for the year ended September 30, 2023. The contraction was primarily driven by the proportional allocation of expenses to segments in relation to the capacity expansion and its impact on the gross profit margin. Additionally, the gross profit margin declined further as a result of the negative impact from currency translation, driven by a depreciation of the USD relative to the Euro. These impacts were partially offset as a result of the increases in operating expenses being lower than the increased revenue as a result of sales growth.

Adjusted EBITDA in the Europe segment for the year ended September 30, 2024 increased by €50.8 million, or 30%, to €218.2 million from €167.4 million for the year ended September 30, 2023, primarily due to revenue growth of 22%. Adjusted EBITDA margin in the Europe segment expanded by 220 basis points from 31.6% for the year ended September 30, 2023 to 33.8% for the year ended September 30, 2024 mainly due to a positive gross margin development driven by ASP growth, partly offset by the proportional allocation of expenses to segments in relation to the capacity expansion as well as channel mix effects with B2B growing slightly faster than DTC. Additionally, the adjusted EBITDA margin also increased as a result of the increase in selling and distribution expenses being lower than the increase in revenues due to rigid cost management supported by a favorable channel mix.

Adjusted EBITDA in the APMA segment for the year ended September 30, 2024 increased by €21.3 million, or 48%, to €65.8 million from €44.5 million for the year ended September 30, 2023, which was primarily driven by revenue growth of 39%. Adjusted EBITDA margin in the APMA segment expanded by 190 basis points from 29.2% for the year ended September 30, 2023 to 31.1% for the year ended September 30, 2024 due to strong revenue growth, which was primarily driven by the accelerated expansion of online and own retail. Furthermore, in addition to the overall wholesale gross profit improvement in the APMA segment, the optimization of activities related to online sales resulted in reduced costs.

Corporate / Other adjusted EBITDA for the year ended September 30, 2024 decreased by €9.4 million to €(30.3) million from €(20.9) million for the year ended September 30, 2023, driven by an increase in the expense base mainly due to increased general administration expenses.

For reconciliations to the most directly comparable IFRS measure, see section above titled “—Non-IFRS Financial Measures”.

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

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the years ended September 30, 2024 and 2023.

	Year ended September 30,
(in thousands of Euros)	2024	2023
Total cash provided by (used in):
Operating activities	428,701	358,733
Investing activities	(58,796)	(100,733)
Financing activities	(355,045)	(199,285)
Increase (decrease) in cash and cash equivalents	14,860	58,715
Effects of foreign currency exchange rate changes on cash and cash equivalents	(3,424)	(21,386)

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended September 30, 2024 were €428.7 million, driven by net profit of €191.6 million and adjustments to net profit of €325.3 million, partially offset by cash outflows for working capital of €88.2 million. Adjustments to net profit included depreciation and amortization of €101.3 million, finance costs, net of €127.3 million, income tax expense of €102.2 million, and net exchange differences of €7.2 million, partially offset by income tax payments of €15.0 million. Cash outflows for working capital were largely driven by trade and other receivables of €27.5 million and inventories of €48.0 million, partially offset by a cash inflow of trade and other payables of €12.5 million.

Cash flows provided by operating activities for the year ended September 30, 2023 were €358.7 million, driven by net profit of €75.0 million and adjustments to net profit of €364.2 million, less cash outflows for working capital of €80.5 million. Adjustments to net profit included finance costs, net of €107.0 million, and for non-cash items depreciation and amortization of €83.4 million, income tax expense of €78.6 million, unrealized foreign exchange losses of €36.1 million and non-cash operating items of €65.7 million. Cash outflows for working capital were largely driven by inventories of €95.6 million and trade and other receivables of €26.7 million, partially offset by trade and other payables of €10.6 million.

Cash flows used in investing activities

Cash flows used in investing activities for the year ended September 30, 2024 were €58.8 million compared to €100.7 million for the year ended September 30, 2023. The decrease in cash flows used in investing activities of €41.9 million was primarily due to a decrease in purchases of property, plant and equipment and purchases of intangible assets of €29.0 million, to €73.9 million, partially offset by an increase of received interest of €4.5 million, to €6.3 million.

Cash flows used in financing activities

Cash flows used in financing activities for the year ended September 30, 2024 were €355.0 million compared to €199.3 million for the year ended September 30, 2023. The increase in cash flows used in financing activities was mainly driven by repayments of loans and borrowings of €1,296.0 million offset by proceeds from loans and borrowings of €634.5 million and IPO proceeds, net of transaction costs of €449.2 million.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of September 30, 2024 and September 30, 2023.

			September 30,	September 30,
(in thousands of Euros)	Currency	Repayment	2024	2023
Original EUR Term Loan	EUR	2028	-	375,000
New EUR Term Loan	EUR	2029	375,000	-
Original USD Term Loan	USD	2028	-	737,506
New USD Term Loan	USD	2029	160,773	-
Vendor Loan	EUR	2029	208,305	299,560
Senior Notes	EUR	2029	428,500	428,500
Interest Payable			16,780	29,996
Senior Note embedded derivative			28,638	28,638
Amortization under the effective interest method			(23,361)	(46,162)
Loans and borrowings			1,194,635	1,853,038

During the year ended September 30, 2024, we made significant early debt repayments. On October 16, 2023, we made an early partial repayment of €100.0 million on our Vendor Loan. On November 2, 2023, we made an early partial repayment of $450.0 million on our Original USD Term Loan. In connection with the refinancing of the Senior Term Facilities Agreement on August 2, 2024, we reduced the outstanding amount under the USD-denominated term loans by approximately $48.8 million, which was paid from cash on hand. Subsequent to the completed refinancing, on September 3, 2024, we made an additional $100.0 million early partial repayment on the New USD Term Loan.

Net Debt and Net Leverage

The following table presents the Company’s position of net debt as well as net leverage on September 30, 2024 and September 30, 2023.

	September 30,	September 30,
(In thousands of Euros, unless otherwise stated)	2024	2023
Net debt	1,006,085	1,608,694
Adjusted EBITDA (LTM)	554,955	482,706
Net leverage	1.8x	3.3x

Net debt decreased significantly from €1.6 billion on September 30, 2023 to €1.0 billion on September 30, 2024 due to the above-mentioned early debt repayments as well as the new borrowings under the Term and Revolving Facilities Agreement.

In combination with the increase in adjusted EBITDA of 15% for the year ended September 30, 2024, net leverage decreased significantly from 3.3x adjusted EBITDA (LTM) on September 30, 2023 to 1.8x adjusted EBITDA (LTM) on September 30, 2024, below our projected net leverage ratio of 2.0x.

The Company remains committed to further deleveraging its balance sheet with free cash flow, and targets a net leverage ratio of 1.5x as of September 30, 2025.

New Term Loan and Revolving Credit Facility

On May 28, 2024, Birkenstock Limited Partner S.à r.l., as the company, Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc., as borrowers, and the other loan parties thereto entered into a Term and Revolving Facilities Agreement with Goldman Sachs Bank USA, as agent and security agent, and the lenders party thereto, which includes a Euro-denominated term loan facility (the “New EUR Term Loan”) in an aggregate principal amount of €375.0 million and a USD-denominated term loan facility in an aggregate principal amount of $280.0 million (the “New USD Term Loan” and, together with the New EUR Term Loan, the “New Term Loan”). The New EUR Term Loan bears interest at a rate per annum equal to EURIBOR plus 210 basis points (applicable opening margin) and the New USD Term Loan bears interest at a rate per annum equal to Term SOFR plus 240 basis points (applicable opening margin). The New USD Term Loan amortizes by 1.25% of its outstanding principal amount on a quarterly basis. A Euro-denominated multicurrency revolving credit facility in an aggregate principal amount of €225.0 million was established alongside the New Term Loan under the Term and Revolving Facilities Agreement (the “Revolving Credit Facility” and, together with the New Term Loan, the “Term and Revolving Facilities”) replacing the ABL Facility. The Revolving Credit Facility bears interest at a rate per annum equal to EURIBOR plus 210 basis points (applicable opening margin) and was undrawn as of September 30, 2024. The Term and Revolving Facilities have an original maturity of February 28, 2029 and are guaranteed on a secured basis by certain German and U.S. subsidiaries of Birkenstock Limited Partner S.à r.l. All proceeds of the New Term Loan were applied towards refinancing in full the Original Term Loan under the Senior Term Facilities Agreement on August 2, 2024.

Original Term Loan

In connection with the Transaction, we entered into a Senior Term Facilities Agreement, which provided us with the Original EUR Term Loan in an original aggregate principal amount of €375.0 million and the Original USD Term Loan in an original aggregate principal amount of $850.0 million. The Original EUR Term Loan bore interest at rates per annum equal to EURIBOR and the Original USD Term Loan bore interest at rates per annum equal to Term SOFR, plus the applicable credit spread adjustment, plus in each case an applicable margin. The term loans were guaranteed on a secured basis by certain German and U.S. subsidiaries of Birkenstock Limited Partner S.à r.l. on a first-priority basis by certain of the assets of Birkenstock Limited Partner S.à r.l. and the guarantors, and on a second-priority basis by the ABL Priority Security.

On November 2, 2023, we made an early partial repayment of $450.0 million on our Original USD Term Loan. The Original Term Loan under the Senior Term Facilities Agreement was repaid in full on August 2, 2024 from the proceeds of the New Term Loan.

ABL Facility

In connection with the Transaction, we entered into an ABL Facility Agreement, which established a multicurrency asset-based loan facility, including sub-facilities for letters of credit and short-term borrowings on a revolving basis and available in an amount not to exceed the lesser of a maximum of €200.0 million and the then-applicable borrowing base. The facility remained undrawn throughout its life and was cancelled on August 2, 2024.

Vendor Loan

In connection with the Transaction, we entered into a subordinated vendor loan agreement with AB-Beteiligungs GmbH for a principal amount of €275.0 million that bears interest at a rate of 4.37% per annum. Interest is due annually upon the anniversary of the Transaction and at the Company’s election may be paid in cash or, if not paid in cash, accrues on each annual interest payment date and is included in the principal amount of the Vendor Loan on and following such interest payment date. The Vendor Loan matures on October 30, 2029, which maturity date may be extended at the Company’s election up to three times, with each extension up to six months. The Vendor Loan permits voluntary prepayments to be made and also entitles the lender to require prepayment of outstanding amounts within a prescribed time period upon a change of control, a sale or a listing that results in L Catterton ceasing to own, directly or indirectly, more than 35% of the Company’s ordinary shares.

On October 16, 2023, we made an early partial repayment of €100.0 million on our Vendor Loan.

Senior Notes and Embedded Derivative

In connection with the Transaction, we issued €430.0 million principal amount of senior notes that bear interest at a rate of 5.25% per annum. The Notes will mature on April 30, 2029. In 2022, the Company repurchased €1.5 million principal amount of Notes in a one-off transaction.

As per the prepayment clause included in the Notes, the Company has recognized this agreement as a hybrid financial instrument which included an embedded derivative. The embedded derivative component was separated from the non-derivative host in the consolidated statements of financial position at fair value, and the changes in the fair value of the derivative financial instrument were recognized in the consolidated statements of comprehensive income (loss), each as included elsewhere in this Annual Report.

Capital Expenditures

In the year ended September 30, 2024, we invested €73.9 million of capital expenditures mainly in growing production capacity in our Pasewalk, Görlitz and Arouca manufacturing facilities, as well as in retail store expansion. These investments were financed from cash generated through operations. In comparison, in the year ended September 30, 2023 we invested €102.9 million and in the year ended September 30, 2022 we invested €72.6 million of capital expenditures.

In the year ended September 30, 2025, we expect to invest approximately €80.0 million of capital expenditures into growing production capacity, as well as retail store expansion. These investments are expected to be financed from cash generated through operations.

Off-Balance Sheet Arrangements

As of the balance sheet dates of September 30, 2024 and September 30, 2023, the Company has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Effects of Foreign Currency Fluctuations

Transactional

As a result of the geographic diversity of our customers and operations, we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the Euro, including USD, CAD, JPY and, to a lesser extent, various other currencies. As a result of our significant presence in the United States, we are particularly exposed to fluctuations in the exchange rate of the Euro to the USD, and a large portion of our current indebtedness, including a portion of our TRA liability, is denominated in USD. We are also exposed to currency exchange risks as a result of an increasing mix of revenues invoiced and expenses incurred in local currencies, particularly by our subsidiaries in the U.S. We generally seek to align costs with revenues denominated in the same currency, but we are not always able to do so, and our results of operations and financial condition will continue to be impacted by the volatility of the Euro against the USD. We manage our various currency exposures through economic hedging strategies. We annually evaluate the budgeted exchange rates for the following business year and consider the currency market outlook in determining our overall hedging strategy and activities for the next business year. We adjust our hedging strategies from time to time during the year as needed. Between the year ended September 30, 2024 and the year ended September 30, 2023, our hedging ratio was approximately 70% to 80% of our USD exposure from forecasted cash inflows from sales to our subsidiary in the U.S. We use forward exchange contracts and forward exchange swaps and currency options to hedge our currency risks, most of which have a maturity date of less than one year from the date of initiation. Exchange rate fluctuations, particularly with respect to the exchange rate of the Euro to the USD, have had and are expected to continue to have an impact on our results of operations. In respect to other monetary assets and liabilities denominated in foreign currencies, we aim to manage our net exposure by buying or selling foreign currencies at spot rates.

Translational

We report our historical consolidated financial statements in Euro. When translating a subsidiary’s respective functional currency into our reporting currency, assets and liabilities of foreign operations, including goodwill, are translated using the exchange rates at the reporting date. Income and expense items are translated using the average exchange rates prevailing during the period. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. See "Note 3—Accounting Policies" to our audited consolidated financial statements included elsewhere in this Annual Report for further discussion on the translational impact of foreign currency.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign exchange risk, interest rate risk, and commodities and raw materials risk.

Credit risk

Credit risk involves the possibility that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company generally has a practice to minimize credit concentration. As of September 30, 2024, the Company had one customer exceeding 10% of receivables. This customer's accounts receivables balance represents 13% of the Company's consolidated accounts receivables balance. The majority of the receivable balance as of September 30, 2024 has since been paid.

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

Foreign exchange risk

We operate in several countries and the major functional currencies in which we transact are Euro, USD, CAD and JPY. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To reduce foreign currency fluctuation exposure, we enter into economic hedging arrangements with forward exchange and option contracts for transactions denominated in USD.

Our foreign exchange loss from currency translation was €19.6 million for the year ended September 30, 2024 and our foreign exchange loss from currency translation was €36.1 million for the year ended September 30, 2023. 46% and 48% of our revenues were generated in USD in the United States, which was our largest individual market for the year ended September 30, 2024 and the year ended September 30, 2023, respectively. On the expense side, most of our expenses are incurred in Euro because raw materials and semi-finished products are purchased predominantly in Germany or otherwise within the EU and our core products are manufactured in Germany.

Based on our USD-denominated revenues of $900.0 million in the year ended September 30, 2024, a 10% depreciation of the USD against the Euro from $1.08 to $1.19 would result in lower revenues of €75.5 million and corresponding lower adjusted EBITDA of €53.9 million based on the cost structure of the year ended September 30, 2024.

Foreign exchange risk on borrowings

The term loans under the Term and Revolving Facilities Agreement are denominated in Euro and USD. The Company does not need to hedge a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its USD-denominated borrowing under the Term and Revolving Facilities Agreement due to the natural hedge through the strong cash generation of our US business. Based on our outstanding balance of €160.8 million ($180.0 million) under the USD-denominated term loan facility as of September 30, 2024, a 10% depreciation in the value of the Euro compared to the USD would have resulted in an increase of €17.9 million in our liabilities.

Interest rate risk

Our exposure to interest rate risk is related to our Term and Revolving Facilities, which bear interest based on floating reference rates. The term loans under the Term and Revolving Facilities Agreement are denominated in USD and Euro. A one hundred basis points increase in market interest rates for all currencies in which the Company had borrowings would have had a negative effect on net profit (loss) in the amount of €7.1 million and €11.6 million for the year ended September 30, 2024 and the year ended September 30, 2023, respectively. A one hundred basis points decrease in market interest rates would have had an opposite effect of approximately the same amount. In order to reduce the risk of increasing interest rates, the Company entered into an interest rate cap contract on June 20, 2023 for the floating-rate Euro debt in the amount of €375.0 million for a term of two years commencing on August 2, 2023.

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

D. Factors Affecting Performance and Trend Information

Our business, results of operations and financial condition have been influenced, and may continue to be influenced, by the macroeconomic environment and the factors described below.

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

Consumer Spending and Inflation

While discretionary consumer spending generally declines during periods of economic uncertainty, our growth in revenues for fiscal 2024 reflects continuing strong demand for our products despite ongoing uncertainty in the global economy. Inflation in the EU, the United States and other jurisdictions in which we operate began to rise significantly in late 2021 and has remained at high levels since, although it has decreased in fiscal 2024. The increased inflation is primarily believed to be the result of the economic impacts from pandemics and geopolitical conflicts, including the global supply chain disruptions, government stimulus packages, strong economic recovery and associated widespread demand for goods, among other factors. We will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and rising interest rates on consumer spending.

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

We intend to continue investing in innovation within our product portfolio, as well as the development and introduction of new silhouettes and product categories. We also plan to continue to invest in the orthopedic heritage of our brand, including our biomechanics team focused on driving new technical innovations. We see significant opportunities to deepen our product reach in functionally-driven footwear categories by creating highly functional products across a variety of usage occasions, including professional, active and outdoor, kids, home and orthopedic. We believe that innovations in these product categories will enable the BIRKENSTOCK brand to reach new consumers, balance seasonality and broaden usage occasions.

Global Growth Through Engineered Distribution

Our engineered distribution is rooted in the local market intelligence of our sales and commercial organization. The successful execution of regionally tailored market development strategies has and will continue to be a key determinant of our performance. Strategic assessment of, and adaptation to, regional channel dynamics, market maturity levels, existing distribution networks, and consumer preferences and buying behavior is a hallmark characteristic of our engineered distribution approach.

Our strongest, most developed regions are the Americas, which accounted for 52% of revenues in fiscal 2024, and Europe, which accounted for 36% of revenues, while APMA represented 12% of revenues. APMA has demonstrated considerable growth potential, which historically has not been fully realized because of deliberate decisions to prioritize the Americas and Europe due to finite supply. With increasing available production capacity, we plan to further leverage our engineered distribution strategy in our white space areas, strategically allocating the right product across the right channels to educate consumers about BIRKENSTOCK and drive brand awareness, which we believe is key to expanding our presence and driving sales in the segment. While doing so, we plan to invest in infrastructure, distribution networks and personnel and marketing.

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

Ability to Manage Seasonality and Inventory

Our products, particularly our Core Silhouettes, were traditionally suited for warm weather. We continue to diversify the seasonal exposure of our product portfolio by increasing the mix of closed-toe silhouettes, enabling us to serve additional usage occasions year-round. Nevertheless, our business remains affected by seasonality, and demand in our channels varies by time of year and climate zones. While we manufacture our footwear year-round, we typically build inventory between October and January through a rigorous planning process designed to optimize product availability and mitigate any possible supply and demand mismatch.

Sourcing and Supply Chain Management

Raw materials, other consumables and personnel costs, including temporary personnel services, are our largest cost components and included in cost of sales. Our primary raw materials include components used for manufacturing uppers and footbeds, such as leather, synthetic materials (such as Birko-Flor, felt and textiles), buckles, cork, rubber, jute, sole sheets for the production of outsoles, EVA and polyurethane. While in fiscal 2024 cost of sales increased by €177.9 million, or 31%, to €744.0 million compared to fiscal 2023, this was primarily due to an increase in number of units sold, an increased share of premium products and the planned, temporary under-absorption from ongoing capacity expansion. Our exposure to price fluctuations in materials costs and the availability of raw materials, particularly leather, jute and cork, impact our margins and affect our financial results. We manage exposure to price increases and volatility through long-term relationships with suppliers.

Foreign Currency Fluctuations

As a result of the geographic diversity of our customers and operations, we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the Euro, including USD, CAD, JPY and, to a lesser extent, various other currencies. As a result of our significant presence in the United States, we are particularly exposed to fluctuations in the exchange rate of the Euro to the USD, and a large portion of our current indebtedness is denominated in USD. For fiscal 2024 foreign exchange loss amounted to €19.6 million. For further information, refer to "—B. Liquidity and Capital Resources—Effects of Foreign Currency Fluctuations” and "—B. Liquidity and Capital Resources—Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

E. Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). Management must make certain estimates and assumptions that affect the amounts reported in the financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. In line with our accounting policies as described in the notes to our consolidated financial statements included elsewhere in this Annual Report, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

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

For the year ended September 30, 2023, the Company recognized €65.4 million of share-based compensation expense in the statement of comprehensive income whereas for the year ended September 30, 2024, €3.6 million share-based compensation expense was recorded.

Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment)

We are required to use judgment in determining the grouping of assets to identify their cash generating units ("CGUs") for the purposes of testing intangible assets, including goodwill, for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and indefinite-lived intangibles impairment testing, CGUs are grouped at the lowest level at which goodwill and indefinite-lived intangibles are monitored for internal management purposes. The goodwill and indefinite-lived impairment test is executed each year and at interim periods at any time management believes there are indications or evidence of impairment. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by applying estimates including projected revenue growth rates, EBITDA margins, costs, capital investment and working capital requirements consistent with strategic plans presented to our board of directors, as well as discount rates and terminal growth rates. Discount rates are consistent with external industry information reflecting the risk associated with the specific Company and its cash flows.

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

In determining the amount of the deferred tax asset that can be recognized, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are financial forecasts approved by our board of directors and statutory tax rates. We apply significant judgment in identifying uncertainties over income tax treatments and adjust our uncertain tax provisions to be in line with information available. Tax and other provisions are set up for recognizable risks and uncertain liabilities and measured at the settlement amount required in accordance with reasonable commercial judgment.

Recent Accounting Pronouncements

For descriptions of recently issued accounting standards that may potentially impact our financial position and results of operations, refer to "Note 3—Accounting Policies" to the audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

This section presents information about the directors of Birkenstock Holding plc and our executive officers/presidents of the operating business. The current business addresses for the directors of Birkenstock Holding plc is 1-2 Berkeley Square, London W1J 6EA, UK.

Name	Age	Position
Alexandre Arnault	32	Director
J. Michael Chu	66	Director and Chair
Ruth Kennedy	59	Director
Nisha Kumar	54	Director
Anne Pitcher	68	Director
Nikhil Thukral	53	Director
Oliver Reichert	53	Chief Executive Officer and Director
Dr. Erik Massmann	59	Chief Financial Officer
Markus Baum	50	Chief Product Officer
Klaus Baumann	55	Chief Sales Officer
David Kahan	64	President Americas
Mehdi Nico Bouyakhf	50	President Europe*
Jochen Gutzy	54	Chief Communications Officer
Christian Heesch	51	Chief Legal Officer
Mark Jensen	41	Chief Technical Operations Officer

* Since October 1, 2024, President EMEA.

The following is a brief biography of each of our directors and executive officers/presidents:

Alexandre Arnault has been a Director since October 2023. Mr. Arnault has been the Executive Vice President of Products and Communications at Tiffany & Co since January 2021. In this role, he develops and implements the company’s communications and products strategy. Since April 2024, he has also been a member of the board of directors of LVMH. He previously served as CEO of RIMOWA, a company he brought into the LVMH group and whose integration he oversaw for four years. Mr. Arnault has also focused on innovation and technology at LVMH and within the family holding company, Agache. He has also been involved in making and monitoring numerous investments in technology companies in the United States and in Europe. Mr. Arnault graduated from Ecole Telecom ParisTech and holds a master’s degree from Ecole Polytechnique. Mr. Arnault previously served on the board of directors of Carrefour. He brings to our board of directors his expertise in fashion, retail, technology and e-commerce.

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

Nisha Kumar has been a Director since October 2023. Ms. Kumar served as a Managing Director, Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group L.P., a private equity firm, from 2011 to 2021, where she was also a member of the management and investment committees. Prior to Greenbriar, Ms. Kumar served as Executive Vice President and Chief Financial Officer of AOL, the global consumer internet company and a reporting segment of Time Warner, Inc. Ms. Kumar currently serves on the boards of directors and chairs the audit committees for RealTruck, a premier vertically integrated truck, Jeep® and off-road parts and accessories company in North America, the Legg Mason Partners Closed End Funds, owned by Franklin Templeton, and The India Fund, managed by Aberdeen Asset Management. Ms. Kumar received her AB degree, magna cum laude, from Harvard and Radcliffe Colleges in Government and her MBA from Harvard Business School.

Anne Pitcher has been a Director since October 2023. Ms. Pitcher has worked within the retail, luxury fashion and department store sectors since 1976. Ms. Pitcher currently serves as a director for Wittington Investments Limited (Holt Renfrew), National Gallery Group, and Berry Brothers and Rudd. Ms. Pitcher was previously Managing Director of Selfridges Group from 2019 to 2022 and as Managing Director at Selfridges & Co. from 2015 through 2019. From 2004 to 2019, she served as Buying and Merchandising Director at Selfridges & Co. While Ms. Pitcher served at Selfridges, she spearheaded the development of the Buying Better, Inspiring Change strategy, to forge a sustainable vision for Selfridges. Prior to her time at Selfridges, Ms. Pitcher held positions at both Harvey Nichols and Harrods.

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

Oliver Reichert was appointed the Chief Executive Officer of the BIRKENSTOCK Group in 2013 and has been a Director since April 2021 (including service as a director of MidCo). Mr. Reichert is the first top manager from outside of the Birkenstock family to head the long-standing BIRKENSTOCK Group. Mr. Reichert has been with the BIRKENSTOCK Group since 2009 when Christian Birkenstock invited him to lead the transitional process from a loose group of 38 single entities with different shareholder and management structures into the BIRKENSTOCK Group in 2012. Since 2013, he has been leading the company as Chief Executive Officer. Mr. Reichert is the creative mastermind behind our success and growth story, and the driving force behind our transformation and innovation. Prior to joining the Company, Mr. Reichert held various positions at Deutsches Sportfernsehen (currently Sport1), including as a reporter and then as Chief Executive Officer between 2006 and 2009.

Dr. Erik Massmann was appointed Chief Financial Officer of the BIRKENSTOCK Group in 2023 and oversees the BIRKENSTOCK Group’s Finance and Human Resources Departments. Mr. Massmann brings 30 years of professional experience to the job, including more than 20 years as Chief Financial Officer in various companies and industries. Mr. Massmann started his career in the corporate finance department of DG Bank AG. After being appointed the Chief Financial Officer of the software company IBS AG in 2001, he joined CompuGroup Medical AG in 2003 and served as Chief Financial Officer until 2009, being responsible for finance, corporate controls, HR and investor relations. Personal&Informatik AG followed in 2010 until he joined Sportradar AG in 2014, a sports technology company. In 2020, Mr. Massmann joined the online fashion brand Oceans Apart, before joining BIRKENSTOCK in November 2022. Since November 2024, he has also been a member of the supervisory board of innoscripta AG, a Munich-based R&D software company. Mr. Massmann graduated with a Diploma from the Freie Universität Berlin, where he also received his Doctorate in Economic and Political Sciences in 2003.

Markus Baum was appointed Chief Product Officer of the BIRKENSTOCK Group in 2019, where he is responsible for making sure all of BIRKENSTOCK’s products are created in line with our fundamental functionality principles and maintaining the highest quality standards. Prior to his current appointment, Mr. Baum served as Global Director for Product Creation for the BIRKENSTOCK Group from 2017 to 2019. The step-up saw Mr. Baum additionally assuming responsibilities for the sourcing of materials and group quality management and product engineering as well as overseeing the brand’s sustainability development. Starting his career with Roland Berger Strategy Consultants as Project Manager (1999-2003), Mr. Baum moved into the footwear arena with Adidas, where he worked in Sales, Brand and Product Management and other positions from 2003 to 2013, growing into key leadership roles in Europe. Afterwards he joined Jack Wolfskin’s Footwear Division as a Director, where he served from 2013 to 2017. Mr. Baum graduated from the University of Cologne with a degree in business administration (Diplom-Kaufmann).

Klaus Baumann was appointed Chief Sales Officer of the BIRKENSTOCK Group in 2015. Mr. Baumann also leads BIRKENSTOCK 1774, the BIRKENSTOCK Group’s creative and innovation hub which shapes the name for the exclusive line of design collaborations with exceptional contemporary designers such as DIOR and Manolo Blahnik, forming a new type of creative exchange and a unique way to bring new products to BIRKENSTOCK’s global market. Mr. Baumann formerly worked with Spanish footwear brand Camper as Country Manager Northern Europe and in various other positions for 17 years before joining Birkenstock in 2015. Prior to his time at Camper, Mr. Baumann worked as Sales Manager for the Deutschland, Austria, Confœderatio Helvetica (Switzerland) (DACH) market at Eightball Distribution. Mr. Baumann holds a Professional School degree in engineering.

David Kahan was appointed President Americas in 2013, and for more than a decade he has helped steer the BIRKENSTOCK Group to success in its largest region. Since taking up the post of President of BIRKENSTOCK Americas, Mr. Kahan has championed the Made-in-Germany BIRKENSTOCK product in the region through collaborations with important retailers, in turn boosting brand recognition and helping sales increase. Before joining the BIRKENSTOCK Group, Mr. Kahan held senior management positions at ENK International and Reebok North America. He began his career journey in the footwear department at retailer Macy’s. Mr. Kahan graduated with a Bachelor of Science from the State University of New York.

Mehdi Nico Bouyakhf was appointed President Europe in May 2021 (since October 1, 2024, President EMEA) and is responsible for business in the BIRKENSTOCK Group’s second largest region. He oversees distribution (DTC and wholesales partnerships), brand and merchandising management, finance, and human resources. In this position, Mr. Bouyakhf, who joined the BIRKENSTOCK Group in May 2021, deals with 3,500 wholesale partners and manages distribution across more than 20 countries, with operating teams, offices and showrooms in more than 10 nations. Mr. Bouyakhf previously worked with Nike for almost 20 years. He graduated from the University of Kassel with a degree in economics and intercultural management.

Jochen Gutzy was appointed Chief Communications Officer of the BIRKENSTOCK Group in March 2023. The economist and former journalist joined the BIRKENSTOCK Group in June 2013 as Head of Corporate Communications and has been involved in the transformation of the BIRKENSTOCK Group. Mr. Gutzy spent a considerable part of his professional life at BIRKENSTOCK, barring an 18-month period where he took the reins at L’Oréal as Director of Corporate Communications for Germany and Austria and returning to the BIRKENSTOCK Group in 2021. Mr. Gutzy graduated with a masters degree in economics from the University of Hohenheim.

Christian Heesch was appointed Chief Legal Officer of the BIRKENSTOCK Group in March 2023, where he oversees the complete legal framework that the BIRKENSTOCK brand operates under internationally, managing all affairs in this section of the business. Currently a member of the BIRKENSTOCK Group’s executive team, Mr. Heesch provides legal guidance to the Chief Executive Officer and senior management on matters ranging from IP law and compliance to commercial law including global distribution deals, sales and supply contracts, international litigation, labor law and all other legal matters. Mr. Heesch, who leads a global team of lawyers and legal experts, was previously one of the BIRKENSTOCK Group’s external legal counsel. He joined the Company in February 2021 as Director of Legal. From 2003 to December 2022 he was an equity partner at Duvinage Rechtsanwaltsgesellschaft mbH, a Munich-based boutique law firm which specializes in the field of sports and media industry, startups and celebrities. During his time at Duvinage Rechtsanwaltsgesellschaft mbH, he also worked for the BIRKENSTOCK Group, a long-term client of the firm. Mr. Heesch successfully completed his law studies at the Universities of Kiel and Hamburg with the second state exam.

Mark Jensen was appointed Chief Technical Operations Officer of the BIRKENSTOCK Group in August 2021. Mr. Jensen orchestrates the Company’s manufacturing and logistics sites and multiple external suppliers, aiding them in delivering manufacturing inventory to the BIRKENSTOCK Group that meets our high production standards. Mr. Jensen is responsible for more than 4,000 staff members. Mr. Jensen gained extensive management experience running major production operations for a period of over 13 years in Asia and beyond with the footwear brand Ecco, where he held various production and technical director roles in Thailand, Indonesia and Vietnam and worked as a General Manager in China. Mr. Jensen studied business administration and management at the University of Leicester, where he graduated with a degree in economics. He also studied global business at Nottingham Trent University, where he graduated with a post-graduate diploma degree in management.

B. Compensation

Compensation of Directors and Senior Management

For the fiscal year ended September 30, 2024, the aggregate compensation accrued or paid to members of our board of directors for services in all capacities was €0.8 million.

For the fiscal year ended September 30, 2024, the aggregate compensation accrued or paid to members of senior management for services in all capacities was €19.9 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of €0.8 million for the fiscal year ended September 30, 2024.

Post-IPO Compensation of Non-Employee Directors

The Company pays each non-employee director, other than J. Michael Chu and Nikhil Thukral, $125,000 per year of cash compensation and provides them with an annual equity grant issued under the 2023 Omnibus Incentive Plan (the "Equity Plan") consisting of restricted share units with a grant date value of $75,000 for their service on our board of directors. Further, the Company pays an additional $25,000 per year to the chair of the audit committee. There are no arrangements in place providing for additional benefits upon termination of office.

Management Investment Plan

Certain members of senior management (including the executive officers) were provided an opportunity to acquire an indirect ownership interest in the Company through investments in ManCo in accordance with the management investment plan. ManCo was established to be a management ownership vehicle holding an ownership interest in MidCo. Members of senior management purchased interests in ManCo. Following expiration of the lock-up agreements entered into simultaneously with our IPO, certain partnership interests in ManCo have been exchanged for publicly listed ordinary shares of the Company, while other partnership interests in ManCo continue to be held by certain members of senior management and can be exchanged for publicly listed ordinary shares of the Company at their option. The ordinary shares of the Company, which have been received or are yet to be received by certain members of senior management, are outstanding and, before being distributed, owned by MidCo. No ordinary shares of the Company have been or will be issued in connection with the conversion of the partnership interests in ManCo. See also "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Security Ownership."

Annual Incentive Bonuses

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

Dr. Massmann, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy, Mr. Heesch and Mr. Jensen Employment Agreements

We entered into an employment agreement with Mr. Erik Massmann effective February 15, 2023, pursuant to which Mr. Massmann serves as the Chief Financial Officer of the Company. We entered into an employment agreement with Markus Baum effective July 1, 2019, pursuant to which Mr. Baum serves as the Company’s Chief Product Officer, overseeing all product creation, design and development. We entered into an employment agreement with Klaus Baumann effective October 1, 2016, pursuant to which Mr. Baumann serves as the Company’s Chief Sales Officer, overseeing the 1774 collaboration business and managing the Company’s regional operations in the APMA region (since October 1, 2024, APAC region). We entered into an employment agreement with Mehdi Nico Bouyakhf effective May 1, 2021, pursuant to which Mr. Bouyakhf serves as President Europe (since October 1, 2024, President EMEA), overseeing all aspects of the Company’s European and, since October 1, 2024, also MEA region. We entered into an employment agreement with Jochen Gutzy effective April 1, 2021, pursuant to which Mr. Gutzy currently serves as the Chief Communications Officer of the Company. We entered into an employment agreement with Christian Heesch effective March 1, 2021, pursuant to which Mr. Heesch currently serves as the Chief Legal Officer for the Company. We entered into an employment agreement with Mark Jensen effective August 1, 2021, pursuant to which Mr. Jensen serves as the Company’s Chief Technical Operations Officer, overseeing the Company’s owned factories, production and logistics operations.

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

2023 Equity Incentive Plan

In connection with the IPO, the Company adopted the Equity Plan, pursuant to which employees, consultants and non-employee directors of our Company and our affiliates performing services for us, including our executive officers, are eligible to receive awards. The Equity Plan provides for the grant of share options (in the form of either non-qualified share options (“NSOs”) or incentive share options (“ISOs”)), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), performance awards, other share-based awards, cash awards and substitute awards intended to align the interests of participants with those of our shareholders.

Securities Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Equity Plan, a total of 11,265,925 ordinary shares of the Company are reserved for issuance pursuant to awards under the Equity Plan. No more than 11,265,925 ordinary shares under the Equity Plan may be issued pursuant to ISOs. Ordinary shares subject to an award that expires or is canceled, forfeited or otherwise terminated without delivery of shares, shares tendered in payment of an option, shares covered by a share-settled SAR or other award that were not issued upon settlement, and shares delivered or withheld to satisfy any tax withholding obligations will again be available for delivery pursuant to other awards under the Equity Plan.

Administration

The Equity Plan is administered by a committee of our board of directors that has been authorized to administer the Equity Plan, except if no such committee is authorized by our board of directors, our board of directors will administer the Equity Plan (as applicable, the “Committee”). As of September 30, 2024, our board of directors administered the Equity Plan. The Committee has broad discretion to administer the Equity Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan. To the extent the Committee is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Committee under the Equity Plan.

Eligibility

Employees, consultants and non-employee directors of our company and its affiliates are eligible to receive awards under the Equity Plan.

Non-Employee Director Compensation Limits

Under the Equity Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $750,000 (except that, for any year in which a non-employee director first commences services on the board of directors, serves on a special committee of the board of directors or serves as lead director or chairperson of the board of directors, this limit is $1,000,000). This limit does not apply to awards settled in cash.

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

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding ordinary shares, appropriate adjustments will be made by the Committee in the shares subject to an award under the Equity Plan. The Committee also has the discretion to make certain adjustments to awards in the event of a change in control of the Company, such as the assumption or substitution of outstanding awards, the purchase of any outstanding awards in cash based on the applicable change in control price, the ability for participants to exercise any outstanding share options, SARs or other share-based awards upon the change in control (and if not exercised such awards will be terminated) and the acceleration of vesting or exercisability of any outstanding awards.

Clawback

All awards granted under the Equity Plan are subject to reduction, cancelation or recoupment under our clawback policy or any other written clawback policy that we may adopt, as well as any applicable law related to clawback, cancellation, recoupment, rescission, payback reduction or other similar actions.

Plan Amendment and Termination

The board of directors or the Committee may amend or terminate any award, award agreement or the Equity Plan at any time, provided that the rights of a participant granted an award prior to such amendment or termination may not be impaired without such participant’s consent. In addition, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The Equity Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

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

Benefits

For our directors' and senior management's benefits refer to "Note 30—Related Party Disclosures" of the consolidated financial statements included elsewhere in this Annual Report.

C. Board Practices

Board of Directors

Our board of directors is composed of seven members. The authorized number of directors may be changed by resolution of our board of directors, subject to the terms of the shareholders’ agreement described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders’ Agreement.” In accordance with our Articles of Association, our directors are divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, directors are elected to succeed the class of directors whose terms have expired. Our directors are divided among the three classes as follows:

•
the Class I directors consist of J. Michael Chu and Anne Pitcher, and, following the expiration of their initial terms, they were reelected for a three-year term at the first annual meeting of shareholders occurring after our IPO on May 15, 2024;
•
the Class II directors consist of Nisha Kumar and Nikhil Thukral, and their initial terms will expire at the second annual meeting of shareholders occurring after our IPO; and
•
the Class III directors consist of Alexandre Arnault, Ruth Kennedy and Oliver Reichert, and their initial terms will expire at the third annual meeting of shareholders occurring after our IPO.

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

Our audit committee consists of Ruth Kennedy, Nisha Kumar and Anne Pitcher, with Nisha Kumar serving as chairperson. Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has adopted a written charter for the audit committee, which is available on our website. With effect as of September 30, 2024, Nikhil Thukral resigned from the audit committee, on which he had previously served, as Rule 10A-3 of the Exchange Act and NYSE rules require us to have all independent audit committee members within one year of the date of listing of our ordinary shares on the NYSE.

Remuneration Committee

Not applicable.

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

As of September 30, 2024, we employed approximately 7,400 individuals including approximately 6,200 full-time equivalent employees worldwide and approximately 930 contingent workers, primarily at our production sites in Germany. Of the 6,200 full-time employees, approximately 360 were employed in our corporate-owned stores, 190 were employed in distribution (logistics), 4,140 were employed in production and the remaining approximate 1,500 performed selling, general, administrative and other functions. Our broad and diverse team was 55% female in total with more than 95 different nationalities represented as of September 30, 2024.

As of September 30, 2023, we employed approximately 6,300 individuals including approximately 5,300 full-time equivalent employees worldwide and approximately 800 contingent workers, primarily at our production sites in Germany. Of the 5,300 full-time employees, approximately 270 were employed in our corporate-owned stores, 170 were employed in distribution (logistics), 3,600 were employed in production and the remaining approximate 1,300 performed selling, general, administrative and other functions. Our broad and diverse team was 55% female in total with more than 85 different nationalities represented as of September 30, 2023.

We are subject to, and comply with, local labor law requirements in all countries in which we operate. We have a group works council in the Birkenstock Group B.V. & Co. KG and five works councils established at productions sites in Germany. We do not have any labor unions in the U.S. We do not currently foresee a shortage in the number of qualified personnel needed to operate our business. For more information, see “Item 3. Key Information—D. Risk Factors.”

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of November 30, 2024 is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Annual Report.

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

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of November 30, 2024 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.

The percentage of outstanding ordinary shares beneficially owned is based on 187,829,202 ordinary shares issued and outstanding as of November 30, 2024. Ordinary shares that a person has the right to acquire within 60 days of November 30, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is 1-2 Berkeley Square, London W1J 6EA, UK.

	Shares Beneficially Owned
Shareholder	Ordinary Shares		% of Ordinary Shares
5% or Greater Shareholders:
Entities affiliated with L Catterton(1)	135,218,071		72.0%
Financière Agache SA(2)	10,352,863		5.5%
Directors and Executive Officers:
Alexandre Arnault	924		*
J. Michael Chu(1)	135,218,071		72.0%
Ruth Kennedy	838		*
Nisha Kumar	924		*
Anne Pitcher	924		*
Nikhil Thukral	—		—
Oliver Reichert	1,361,273	(3)	*
Dr. Erik Massmann	80,109		*
Markus Baum	180,000	(3)	*
Klaus Baumann	108,131	(4)	*
David Kahan	—		—
Mehdi Nico Bouyakhf	161,153		*
Jochen Gutzy	69,066		*
Christian Heesch	28,283	(4)	*
Mark Jensen	108,203	(3)	*

* Indicates holdings of less than 1%.

(1)
Consists of 135,218,071 ordinary shares held by BK LC Lux MidCo S.à r.l., a société à responsabilité limitée incorporated under the laws of the Grand Duchy of Luxembourg ("MidCo"), with (A) voting and dispositive power as to 133,530,931 ordinary shares, and (B) shared voting and dispositive power with the executive officers and certain other employees of the BIRKENSTOCK Group who are partners of ManCo as to 1,687,140 ordinary shares in accordance with the management investment plan. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation” in this Annual Report. The management of MidCo is controlled by BK LC Lux SCA. BK LC Lux GP S.à r.l. is the general partner of BK LC Lux SCA. The management of BK LC Lux GP S.à r.l. is controlled by LC9 Caledonia AIV GP, LLP. LC9 Caledonia AIV GP, LLP is managed by its members, Catterton Caledonia 1 Limited and Catterton Caledonia 2 Limited. The management of each of Catterton Caledonia 1 Limited and Catterton Caledonia 2 Limited is controlled by its directors, J. Michael Chu and Scott A. Dahnke. As such, Messrs. Chu and Dahnke could be deemed to share voting and dispositive power with respect to the shares held by MidCo Messrs. Chu and Dahnke each disclaim beneficial ownership of such shares. The address of the entities and individuals mentioned in this footnote (other than ManCo) is 599 West Putnam Avenue, Greenwich, CT 06830.
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
(3)
Consists of ordinary shares over which the executive officer has shared voting and dispositive power with the entities affiliated with L Catterton.
(4)
Consists of (A) ordinary shares over which the executive officer has shared voting and dispositive power with the entities affiliated with L Catterton and (B) ordinary shares over which the executive officer has sole voting and dispositive power following the distribution by MidCo of such shares to such partners of ManCo.

The shareholders known by us to own beneficially 5% or more of our outstanding ordinary shares do not have different voting rights. We are controlled by our Principal Shareholder and are not aware of any arrangements, which, if exercised, may at a subsequent date result in a change of control of the Company.

Significant Changes in Ownership

On October 1, 2024, the Company granted RSUs to certain of our non-employee directors with a grant date value of $75,000 for their service on our board of directors. These RSUs will vest 100% on the earlier of (i) October 1, 2025 and (ii) the date of the next annual shareholder meeting, so long as the RSU grantees provide services to the Company or an affiliate of ours through the vesting date. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On June 28, 2024, the Company completed a secondary offering of ordinary shares on behalf of MidCo and MidCo sold 14,000,000 ordinary shares. On July 3, 2024, as part of the secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares from MidCo.

On October 13, 2023, the Company completed an IPO on the New York Stock Exchange. In connection with the IPO, the Company issued and sold 10,752,688 ordinary shares, and MidCo sold 21,505,376 ordinary shares.

On October 13, 2023, the Company granted RSUs to certain of our non-employee directors with a grant date value of $75,000 for their service on our board of directors. These RSUs vested on May 15, 2024, the day of our first annual shareholder meeting. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Holders

As of November 30, 2024, we had 23 shareholders of record. We estimate that as of November 30, 2024, approximately 98% of our outstanding ordinary shares were held by 15 U.S shareholders of record.

B. Related Party Transactions

For information regarding related party transactions, including certain related party transactions we have entered into since October 1, 2023 with any of our executive officers, directors or their affiliates and holders of more than 5% of our ordinary shares in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” refer to "Note 30—Related Party Disclosures" of the financial statements included as part of this Annual Report.

Related Party Transaction Policy

Under our related party transaction policy, our audit committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider all relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our audit committee to take the following considerations into account, among other factors it deems appropriate: whether the transaction was undertaken in the ordinary course of business of the Company; whether the related party transaction was initiated by the Company or the related party; the availability of other sources of comparable products or services; whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third-party or with employees generally; the purpose of, and the potential benefits to the Company of, the related party transaction; the impact on a director’s independence in the event that the related party is a director, a close family member of a director or an entity in which a director is a partner, shareholder (or equivalent) or member of senior management; if there was a competitive bidding process and the results thereof; the approximate dollar value of the amount involved in the related party transaction, particularly its significance to the related party; the importance, nature and extent of the interest (financial or otherwise) and involvement of the related party in the related party transaction and any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the audit committee determines in good faith.

Tax Receivable Agreement

We expect to be able to utilize certain tax attributes that were created by the prior acquisition of the BIRKENSTOCK Group in 2021 by our pre-IPO owner, MidCo. These tax attributes would not be available to us in the absence of our pre-IPO owner’s prior acquisition of the BIRKENSTOCK Group and will reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the IPO, we entered into the TRA with the TRA Participants (who initially has been, and currently is, solely MidCo) in respect of those anticipated tax savings in consideration for the repurchase of certain shares of the Company from MidCo. The TRA liability is measured at amortized cost taking into consideration the current expected cash flows and the original effective interest rate. The total balance of the TRA liability as of September 30, 2024 amounted to €359.9 million. For further information see also "Note 16—Tax Receivable Agreement" to the consolidated financial statements included elsewhere in this Annual Report. The following discussion describes the material terms of the TRA and is qualified in its entirety by the full text of the TRA, a copy of which is incorporated by reference as an exhibit to this Annual Report.

In general, we are required to pay to the TRA Participants (who initially has been, and currently is, solely MidCo) in respect of MidCo’s stock ownership of Birkenstock prior to the IPO payments equal to 85% of the savings, if any, in (a) U.S. federal, state or local income tax, and (b) German income tax and trade tax, in each case, that we actually realize (or are deemed to realize in certain circumstances, including as a result of certain assumptions) as a result of (i) certain U.S. tax attributes, principally including amortization and depreciation deductions (and the reduction of taxable gain attributable to tax basis in certain assets) and carryforwards of disallowed interest expense under Section 163(j) of the Code, and (ii) certain German tax attributes, principally including amortization deductions (and the reduction of taxable gain attributable to tax basis in certain assets), in the case of clause (i) and (ii), available to the Company, including to its subsidiaries, on the IPO Date (calculated by assuming that the taxable year of the relevant member of the BIRKENSTOCK Group ended at the end of the IPO Date) (such tax attributes, collectively, the “TRA Tax Attributes”). Under the TRA, generally, we retain the benefit of the remaining 15% of the applicable tax savings.

Our actual utilization of the TRA Tax Attributes, as well as the timing of any payments under the TRA, varies depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future. Payments under the TRA are not conditioned on the TRA Participants’ ownership or continued ownership of ordinary shares (other than the initial TRA Participant’s ownership of ordinary shares prior to our IPO). In addition, the TRA provides for interest, at a rate equal to SOFR plus 3.00% per annum, accrued from the due date (without extensions) of the IRS Form 1120 or applicable German income tax return or trade tax return for the applicable taxable year until the date of payment specified by the TRA. Payments under the TRA are based on the tax reporting positions that we determine, consistent with the terms of the TRA. No TRA Participant is required under any circumstances to make a payment or return a payment to Birkenstock in respect of any portion of any payments previously made to such TRA Participant under the TRA; if it is determined that excess payments have been made under the TRA, certain future payments, if any, otherwise to be made under the TRA will be reduced. As a result, in certain circumstances, including, for example, if a previously claimed deduction is subsequently disallowed, payments could be made under the TRA in excess of the benefits that we actually realize in respect of the TRA Tax Attributes.

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

Employment Agreements

We have entered into employment agreements with all of our executive officers. For more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Senior Management Service and Employment Agreements.”

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

We are subject to litigation from time to time in the ordinary course of business. The results of litigation and claims cannot be predicted with certainty. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims.”

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

B. Significant Changes

No significant changes, other than as otherwise described in this Annual Report, including in "Note 32—Subsequent Events" to the consolidated financial statements included elsewhere in this Annual Report, have occurred in our operations since the date of our financial statements included in this Annual Report.

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

B. Memorandum and Articles of Association

When we refer to our articles of association in this Annual Report, we refer to our amended and restated memorandum of association and amended and restated articles of association dated as of May 15, 2024, a copy of which is set forth in Exhibit 1.1 to this Annual Report. The information required by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•
the duty of care; and
•
the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and make informed decisions based on, all material information reasonably available.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or

Under the Jersey Companies Law, a director of a Jersey company, in exercising the director’s powers and discharging the director’s duties, has a duty to

•
act honestly and in good faith with a view to the best interests of the company; and
•
exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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

Shareholders holding 10% or more of a Jersey company’s voting rights and entitled to vote at the relevant meeting may legally require such company’s directors to call a meeting of shareholders. The JFSC may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
requirements of the Jersey Companies Law is a criminal offence on the part of a Jersey company and its directors and secretary.
Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors may be permitted in the corporation’s certificate of incorporation.	There are no provisions in the Jersey Companies Law relating to cumulative voting.
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

Transactions with interested directors

Interested director transactions are permissible and may not be legally voided if:

•
either a majority of disinterested directors, or a majority of holders of shares of the corporation's capital stock entitled to vote upon the matter, approves the transaction in good faith upon disclosure or knowledge of all material facts as to the interested directors' relationship or interest as to the contract or transaction; or
•
the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

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

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
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

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

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

Our Articles of Association state that the rights attached to any class (unless otherwise provided by

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW

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

The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board of directors may declare and pay dividends upon the shares of its capital stock either:

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

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation or shall be stated and expressed in the certificate of incorporation.

Pursuant to authority vested in the board of directors under the memorandum and articles of association, the board of directors may authorize the issuance of new shares through a resolution.

C. Material Contracts

Neither the Company nor its subsidiaries has been a party, within the two years immediately preceding this Form 20-F, to a contract that is material to the Company, other than material contracts entered into in the ordinary course of business or as otherwise described in this Annual Report (including the exhibits hereto).

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

Material UK Tax Considerations

The summary below provides a general overview of certain UK tax considerations relating to the holding of ordinary shares issued by the Company. It does not address any other matter. The summary below is of a general nature and is not intended to be an exhaustive summary of all UK tax considerations relating to an investment in the ordinary shares.

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

Tax Residency of the Company

The Company should be treated as resident in the UK for UK tax purposes provided that the central management and control of its business is carried on in the UK and that it is not treated as solely tax resident in another jurisdiction pursuant to the provisions of an applicable double taxation treaty. The summary below assumes that the Company is resident solely in the UK for UK tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of business. Such risk is principally associated with foreign currency exchange rates. See further discussion in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Quantitative and Qualitative Disclosures about Market Risk” and "Note 6—Financial Risk Management Objectives and Policies" to the audited consolidated financial statements appearing elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 15, 2024, at our annual general meeting of shareholders, we amended and restated articles 16.5 and 16.6 of our articles of association (the "Articles") to allow anyone present and willing to act, who has been nominated by the directors or chosen by the members present at such general meeting, to chair such general meeting. A copy of our memorandum and Articles is incorporated by reference in Exhibit 1.1 to this Annual Report.

Use of Proceeds

Not applicable.

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

In connection with the preparation of our IFRS financial statements, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024. Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as a result of the material weaknesses described below, our disclosure controls and procedures were not effective as of September 30, 2024.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

B.
Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with the necessary authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that, as of September 30, 2024, our internal control over financial reporting was ineffective due to the following material weaknesses in both design and operation: (i) ineffective IT general controls for certain IT applications that are relevant for the preparation of our financial statements and (ii) a lack of controls over accounting for the Tax Receivable Agreement. We have identified measures required to remediate the material weaknesses. Our remediation measures include formalizing existing and implementing additional internal control procedures to improve the processes and controls over our IT applications and accounting for the Tax Receivable Agreement.

Notwithstanding the identified material weaknesses, our management believes that the financial statements and related notes thereto included in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with IFRS.

C.
Attestation Report of the Registered Independent Public Accounting Firm

This Annual Report does not include a report from our Registered Public Accounting Firm regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies.

D.
Changes in Internal Control over Financial Reporting

As described in our annual report on Form 20-F for the year ended September 30, 2023, we previously identified two material weaknesses, related to (i) a lack of formalized internal controls and processes over our business process controls and (ii) ineffective IT general controls for IT processes and applications that are relevant for the preparation of our financial statements. These deficiencies represented material weaknesses in our internal control over financial reporting in both design and operation.

In response to these material weaknesses, we formalized our process to implement and evaluate internal control over financial reporting. This included identifying risks and designing controls to address those risks in our business processes and for our IT applications relevant for the preparation of our financial statements. During the year ended September 30, 2024, we implemented and tested such controls. Management has implemented a process to monitor the results of this testing and remediation of identified deficiencies. Therefore, the material weakness relating to a lack of formalized internal controls and processes over our business process controls has been remediated as of September 30, 2024, while the material weakness relating to ineffective IT general controls for IT processes and applications has been mitigated but continues to exist as of September 30, 2024.

We are working to remediate the existing material weaknesses as quickly and efficiently as possible, continue to monitor the effectiveness of our controls and will make any further changes management determines appropriate. As we cannot consider the material weaknesses remediated until the planned actions have operated for a sufficient period of time, we will evaluate the results of our control assessments to determine whether these controls are operating effectively and whether the material weaknesses relating to (i) ineffective IT general controls for certain IT applications that are relevant for the preparation of our financial statements, and (ii) a lack of controls over accounting for the Tax Receivable Agreement have been remediated as of September 30, 2025. See also “Item 3. Key Information—D. Risk Factors—General Risk Factors—We have identified, and may in the future identify, material weaknesses in our internal control over financial reporting. If we fail to remediate our material weaknesses or if we otherwise fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately and timely, meet our reporting obligations or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact investor confidence and the trading price of our securities.”

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has also determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher satisfies the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and the NYSE listing standards. With the resignation of Nikhil Thukral from the audit committee effective September 30, 2024, we have a fully independent audit committee and no longer rely on the previously applicable exemption from Rule 10A-3 of the Exchange Act and the NYSE listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the fiscal years ended September 30, 2024 and 2023, EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) was the Company’s auditor for the IFRS and statutory accounts.

The following table sets forth the amount of fees, by type of service category, charged by EY to our company during fiscal 2024 and fiscal 2023.

	Year ended September 30,
(Euros in millions)	2024	2023
Audit fees (1)	3.7	3.8
Audit related fees (2)	0.6	—
Tax fees (3)	—	—
All other fees (4)	0.0	—
Total	4.3	3.8

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
(3)
“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by EY for tax compliance, tax advice and tax planning.
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the NYSE listing standards. With the resignation of Nikhil Thukral from the audit committee effective September 30, 2024, we have a fully independent audit committee and no longer rely on the previously applicable exemption from Rule 10A-3 of the Exchange Act and the NYSE listing standards.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended September 30, 2024, no purchases of our equity securities were made by or on behalf of Birkenstock Holding plc or any affiliated purchaser.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of Birkenstock securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an important part of our overall risk management efforts. We maintain certain cybersecurity processes, technologies and controls to aid in our efforts to assess, identify and manage material risks and seek to continuously develop such processes, technologies and controls further. We assess cybersecurity risk at both the management and board levels.

Management’s Role and the Process of Managing Risk

Our Chief Information Officer (“CIO”) has primary responsibility for implementing and overseeing our enterprise-wide cybersecurity strategy, policy, architecture and processes. Our CIO reports to our Chief Executive Officer and our CIO has significant experience leading technology teams at large companies, including in the footwear industry, and managing and transforming complex business and IT organizations into unified transparent operations.

At the management level, the primary responsibility for assessing and managing material risks from cybersecurity threats rests with our Director IT Security & Compliance (“DISC”), who has more than a decade of experience in information technology and cybersecurity. He has a longstanding background within network and cloud security, application security and security operations. In addition, he holds globally recognized certifications within cybersecurity, including CISSP (Certified Information Systems Security Professional) and CCSP (Certified Cloud Security Professional) under ISO/IEC17024. The DISC leads our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents, and reports to our CIO.

We use various tools and methodologies to identify and manage cybersecurity risk, including risk assessments and a vulnerability management program that includes periodic penetration testing. We have a third-party cyber risk management program that conducts assessments on third parties who integrate with our data, network, systems and applications. These tools and methodologies inform our remediation activities, which are tracked and reported to senior management. In addition, we engage third parties to assess our cybersecurity program maturity and to perform audits of portions of our cybersecurity control environment based on risk or where necessary to ensure regulatory compliance. We use security tools for prevention, detection and response and engage third parties to assess and consult on our approaches and to stay in line with our IT policies.

Our management team works closely with the CIO, ensuring that our cybersecurity efforts align with our business objectives and operational needs. Key components of our cybersecurity approach include, among other things:

Measures implemented

•
established a dedicated action team, led by our CIO and DISC, to oversee and manage cybersecurity risks;
•
industry-standard technologies, processes and external Security Operations center (SOC) services to protect our system and data and to help detect and mitigate potential suspicious activity. The SOC services have already been implemented for the Microsoft environment with Ontinue;
•
access controls to safeguard data and systems; and
•
periodic review and update of our relevant policies/procedures.

Measures planned to be implemented

•
commencing the certification process for ISO27001 with target date for the certification being March 2026;
•
conducting penetration tests and assessments throughout the year; which we plan to commence in fiscal 2025;
•
implementing an awareness- and training platform for end users, including periodic phishing simulations for our employees; we have implemented this in the US and plan to implement in other geographies at the beginning of calendar year 2025; and
•
implementing a risk management platform for cybersecurity; and implementation of Drata started as of November 2024.

The DISC manages a cybersecurity team that meets regularly to monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. In the event of a cybersecurity incident, we have an incident response plan and a crisis escalation process that govern our immediate response including detection, escalation, assessment, management and remediation. As part of incident response, the cybersecurity team may also engage with external advisors and other key stakeholders as needed.

Board Oversight

As part of its risk management oversight responsibilities, our board of directors has ultimate oversight over the key risk decisions taken by management, including with respect to cybersecurity risk priorities, resource allocation and oversight structures. The board of directors receives an update on our cybersecurity program as determined to be necessary or advisable. The board of directors has delegated parts of its risk management oversight responsibility for information security and data protection to our audit committee, which regularly reviews our cybersecurity program and related matters with management, including the steps management has taken to monitor and control such risk exposures, and reports to the board of directors. An escalation path seeks to ensure that potentially material cybersecurity incidents are appropriately reported.

Risks from Cybersecurity Threats

Even though, to date, cybersecurity risks have not materially affected our business strategy, results of operations or financial condition, we face numerous and evolving cybersecurity threats. There can be no assurance that we, or the third parties with which we interact, will not face a cybersecurity incident in the future that will materially affect us. For more information about the cybersecurity risks we face, see "Item 3. Key Information—D. Risk Factors—Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and security breaches.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by Item 18 are included in this Annual Report, beginning on page F-1. The report of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the Company’s independent registered accounting firm with respect to the referenced financial statements, is included beginning on page F-2.

ITEM 19. EXHIBITS

Exhibit No.	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association **	Form 6-K	001-41836	3.1	May 15, 2024

2.1	Description of Securities *

4.1	Senior Notes Indenture, dated April 29, 2021, among Birkenstock Financing S.à r.l., as issuer, BK LC Lux Finco 2 S.à r.l., as parent, the guarantors party thereto, GLAS Trust Company LLC, as trustee, principal paying agent, transfer agent and registrar and Goldman Sachs Bank USA, as security agent **	Form F-1/A	333-274483	10.1	September 15, 2023

4.2	ABL Credit Agreement, dated April 28, 2021, among Birkenstock Group B.V. & Co. KG, as the German Parent Borrower, Birkenstock US BidCo, Inc., as the U.S. Borrower, Birkenstock Limited Partner S.à r.l, as Holdings, Goldman Sachs Bank USA, as administrative agent and collateral agent, Citibank, N.A., London Branch, as co-collateral agent and various financial institutions as lenders and joint lead arrangers and joint bookrunners **	Form F-1/A	333-274483	10.2	September 15, 2023

4.3	Amendment No. 1 to ABL Credit Agreement, dated May 2, 2023, among Birkenstock Group B.V. & Co. KG, as the German Parent Borrower, Birkenstock US BidCo, Inc., as the U.S. Borrower, several additional borrowers party thereto and Goldman Sachs Bank USA, as administrative agent and collateral agent **	Form F-1/A	333-274483	10.3	September 15, 2023

4.4	Amendment and Restatement Agreement, dated April 28, 2023, relating to a Senior Facilities Agreement originally dated April 28, 2021, between Birkenstock Limited Partner S.à r.l., for itself and as obligors’ agent, and Goldman Sachs Banks USA, as agent **	Form F-1/A	333-274483	10.4	September 15, 2023

4.5	Birkenstock Holding plc 2023 Equity Incentive Plan† **	Form F-1/A	333-274483	10.5	October 2, 2023

4.6	Birkenstock Holding plc Employee Share Purchase Plan† **	Form F-1/A	333-274483	10.6	October 2, 2023

4.7	Tax Receivable Agreement, dated October 10, 2023, among Birkenstock Holding plc and BK LC Lux MidCo S.à r.l. **	Form 20-F	001-41836	4.7	January 18, 2024

4.8	Registration Rights Agreement, dated October 13, 2023, between Birkenstock Holding plc and BK LC Lux MidCo S.à r.l. **	Form 20-F	001-41836	4.8	January 18, 2024

4.9	Shareholders’ Agreement, dated October 13, 2023, between Birkenstock Holding plc and BK LC Lux MidCo S.à r.l. **	Form 20-F	001-41836	4.9	January 18, 2024

4.10	Form of Indemnification Agreement **	Form F-1/A	333-274483	10.10	October 2, 2023

4.11	Term and Revolving Facilities Agreement, dated May 28, 2024, among Birkenstock Limited Partner S.à r.l., as company, Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc., as borrowers, the other loan parties thereto, Goldman	Form 6-K	001-41836	10.1	May 30, 2024

Sachs Bank USA, as agent and security agent, and the lenders party thereto **

8.1	List of Significant Subsidiaries *

11.1	Insider Trading Policy *

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft *

97.1	Clawback Policy *

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in exhibit 101

* Filed herewith.

** Incorporated by reference.

† Indicates a compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Birkenstock Holding plc

Dated: December 18, 2024

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Birkenstock Holding plc as of September 30, 2024 and 2023 and for the fiscal years ended September 30, 2024, 2023 and 2022
Report of Independent Registered Public Accounting Firm (PCAOB ID 1251)	F-2
Consolidated Statements of Financial Position	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-7
Consolidated Statements of Cash Flows	F-8
Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Birkenstock Holding plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Birkenstock Holding plc (the Company) as of September 30, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tax receivable agreement liability
Description of the Matter

As discussed in Note 16 of the consolidated financial statements, the Company has a Tax Receivable Agreement (“TRA”) which is a contractual commitment to make tax benefit payments to the Company’s controlling shareholder BK LC Lux MidCo S.à r.l. (“MidCo”), equal to 85% of certain tax savings resulting from MidCo’s acquisition of the Company in 2021, or that were otherwise available to the Company as of the date of the Company’s initial public offering. The TRA liability was initially recognized at fair value and is subsequently remeasured at amortized cost. At September 30, 2024, the carrying value of the TRA liability was EUR 359.9 million.

Auditing management’s accounting for the TRA liability involved complex auditor judgment to identify the tax components relevant for the computation, to assess the discount rate to use for initial measurement and to determine the classification of the agreement as a financial liability, based on the contractual terms of the TRA.

How We Addressed the Matter in Our Audit

To test the initial measurement and classification of the Company’s TRA liability, our audit procedures included, among others, examining the TRA and evaluating whether the calculation of the TRA liability included relevant tax components and was in accordance with the terms set out in the TRA. With the assistance of our financial instruments professionals, we evaluated the reasonableness of the discount rate used to determine the initial present value of the TRA liability, by comparing to third-party data and testing the valuation methodology employed against the fair value principles in IFRS 13. Together with our financial instruments professionals, we assessed the Company’s classification of the TRA as a financial liability against the accounting guidance in IFRS 9. We also evaluated the Company’s disclosures included in Note 16 to the consolidated financial statements.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2022. Cologne, Germany December 18, 2024

Birkenstock Holding plc

Financial Statements as of September 30, 2024 and 2023 and for the years ended September 30, 2024, 2023 and 2022

Birkenstock Holding plc

Consolidated Statements of Financial Position

(In thousands of Euros)

	Notes	September 30, 2024	September 30, 2023
Assets
Non-current assets
Goodwill	7	1,554,621	1,593,917
Intangible assets (other than goodwill)	8	1,639,393	1,705,736
Property, plant and equipment	9	318,843	286,053
Right-of-use assets	10	171,334	122,984
Deferred tax assets	17	117	—
Other assets	4, 13	37,351	38,234
Total non-current assets		3,721,659	3,746,924

Current assets
Inventories	11	624,807	595,092
Trade and other receivables	12	114,302	91,764
Current tax assets	17	11,263	10,361
Other current assets	4, 13	57,065	38,922
Cash and cash equivalents		355,843	344,407
Total current assets		1,163,280	1,080,546
Total assets		4,884,939	4,827,470

Shareholders' equity and liabilities
Shareholders' equity
Ordinary shares	14	—	182,721
Share premium	14	2,524,270	1,894,384
Treasury shares	14	(355,775)	—
Other capital reserve	14, 28	68,920	65,394
Retained earnings	14	417,578	225,976
Accumulated other comprehensive income (loss)	14	(29,974)	32,113
Total shareholders' equity		2,625,019	2,400,588

Non-current liabilities
Loans and borrowings	15	1,169,965	1,815,695
Tax receivable agreement liability	16	344,590	—
Lease liabilities	10	143,199	103,049
Provisions	20	4,867	4,790
Deferred tax liabilities	17	131,003	109,794
Deferred income	21	13,737	10,634
Other liabilities		4,666	4,338
Total non-current liabilities		1,812,027	2,048,300

Current liabilities
Loans and borrowings	15	24,670	37,343
Tax receivable agreement liability	16	15,300	—
Lease liabilities	10	40,874	27,010
Trade and other payables	18	136,280	123,012
Accrued liabilities	18	29,411	38,645
Other financial liabilities	19	3,971	7,085
Provisions	20	31,164	36,495
Contract liabilities	23	7,999	7,018
Tax liabilities	17	144,730	83,332
Deferred income	21	—	2,680
Other current liabilities	22	13,494	15,962
Total current liabilities		447,893	378,582
Total liabilities		2,259,920	2,426,882
Total shareholders' equity and liabilities		4,884,939	4,827,470

Birkenstock Holding plc

Consolidated Statements of Comprehensive Income

(In thousands of Euros)

		Year ended September 30,
	Notes	2024	2023	2022
Revenue	23	1,804,690	1,491,911	1,242,833
Cost of sales	11, 24	(744,013)	(566,118)	(493,031)
Gross profit		1,060,677	925,793	749,802
Operating expenses
Selling and distribution expenses	24	(507,122)	(455,851)	(347,371)
General administration expenses	24	(113,444)	(171,388)	(86,589)
Foreign exchange gain (loss)	2, 25	(19,641)	(36,056)	45,516
Other income (expense), net		612	(1,810)	1,669
Profit from operations		421,082	260,688	363,027
Finance cost, net	26	(127,300)	(107,036)	(112,503)
Profit before tax		293,782	153,652	250,524
Income tax expense	17	(102,180)	(78,630)	(63,413)
Net profit		191,602	75,022	187,111
Items that will be reclassified to profit (loss) if certain conditions are met:
Cumulative translation adjustment gain (loss)		(62,432)	(97,301)	106,276
Items that are reclassified to profit (loss):
Net position of fair value changes of the cash flow hedge	4	345	(345)	—
Other comprehensive income (loss), net of tax		(62,087)	(97,646)	106,276
Total comprehensive income (loss)		129,515	(22,624)	293,387

Earnings per share
Basic	27	1.02	0.41	1.02
Diluted	27	1.02	0.41	1.02

Birkenstock Holding plc

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(In thousands of Euros, except unit and share information)

		Ordinary shares						Accumulated other comprehensive income (loss)
	Notes	Number of shares	Amount	Share Premium	Treasury Shares	Other Capital Reserve	Retained Earnings (Accumulated Deficit)	Cumulative translation adjustment	Cash flow hedge reserve	Shareholders' equity

Balance at September 30, 2021		182,721,369	182,721	1,894,384	—	—	(36,157)	23,483	—	2,064,431
Net profit		—	—	—	—	—	187,111	—	—	187,111
Other comprehensive income		—	—	—	—	—	—	106,276	—	106,276
Total comprehensive income		—	—	—	—	—	187,111	106,276	—	293,387
Balance at September 30, 2022		182,721,369	182,721	1,894,384	—	—	150,954	129,759	—	2,357,818
Net profit		—	—	—	—	—	75,022	—	—	75,022
Other comprehensive loss		—	—	—	—	—	—	(97,301)	(345)	(97,646)
Total comprehensive income (loss)		—	—	—	—	—	75,022	(97,301)	(345)	(22,624)
Equity-settled share-based compensation expense	28	—	—	—	—	65,394	—	—	—	65,394
Balance at September 30, 2023		182,721,369	182,721	1,894,384	—	65,394	225,976	32,458	(345)	2,400,588
Net profit		—	—	—	—	—	191,602	—	—	191,602
Other comprehensive income (loss)		—	—	—	—	—	—	(62,432)	345	(62,087)
Total comprehensive income (loss)		—	—	—	—	—	191,602	(62,432)	345	129,515
Equity-settled share-based compensation expense	28, 30	—	—	—	—	3,647	—	—	—	3,647
Conversion to no par value ordinary shares	14	—	(182,721)	182,721	—	—	—	—	—	—
Shares re-purchased in consideration of Tax Receivable Agreement	14	(5,648,465)	—	—	(355,775)	—	—	—	—	(355,775)
Issuance of share capital, net (of total transaction costs €22.8 million)	14	10,752,688	—	447,044	—	—	—	—	—	447,044
Issuance of ordinary shares related to vesting of RSUs	30	3,610	—	121	—	(121)	—	—	—	—
Balance at September 30, 2024		187,829,202	—	2,524,270	(355,775)	68,920	417,578	(29,974)	—	2,625,019

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

		Year ended September 30,
	Notes	2024	2023	2022
Cash flows from operating activities
Net profit		191,602	75,022	187,111
Adjustments to reconcile net profit to net cash flows from operating activities:
Depreciation and amortization	24	101,291	83,413	81,261
Loss on disposal of property, plant and equipment		229	—	97
Change in expected credit loss	6	(839)	—	207
Finance cost, net	26	127,300	107,036	112,503
Net exchange differences	25	7,170	36,056	(46,363)
Non-cash operating items		2,813	65,726	(669)
Income tax expense	17	102,180	78,630	63,413
Income tax paid		(14,960)	(6,698)	(18,408)
MIP personal income tax paid	30	(11,426)	—	—
Reimbursment MIP personal income tax paid	30	11,587	—	—
Changes in working capital:
- Inventories		(47,959)	(95,620)	(159,105)
- Right to return assets		(335)	1,327	(641)
- Trade and other receivables		(27,451)	(26,663)	(5,286)
- Trade and other payables		12,506	10,648	11,201
- Accrued liabilities		(8,366)	18,870	1,677
- Other current financial liabilities		1,962	(3,775)	(31,401)
- Other current provision		(4,902)	2,427	13,149
- Contract liabilities		1,157	5,085	(401)
- Prepayments		(8,389)	(565)	7,592
- Other current financial assets		(4,553)	—	—
- Other		(1,916)	7,814	18,199
Net cash flows provided by operating activities		428,701	358,733	234,136

Cash flows from investing activities
Interest received, net of taxes withheld		6,347	1,846	—
Purchases of property, plant and equipment	9	(65,434)	(102,152)	(70,777)
Proceeds from sale of property, plant and equipment		18	339	1,977
Purchases of intangible assets	8	(8,466)	(795)	(1,814)
Proceeds from sale of intangible assets		—	29	5
Receipt of government grant	21	8,739	—	—
Business combination, net of cash acquired		—	—	(1,037)
Net cash flows (used in) investing activities		(58,796)	(100,733)	(71,646)

Cash flows from financing activities
IPO Proceeds, net of transaction costs	14	449,214	—	—
Proceeds from loans and borrowings	15	634,524	—	—
Repayment of loans and borrowings	15	(1,296,032)	(52,782)	(9,516)
Payment of transaction costs related to refinancing	15	(5,463)	—	—
Interest paid	15	(90,093)	(111,986)	(67,978)
Payments of lease liabilities	10	(37,793)	(28,796)	(25,406)
Interest of lease liabilities	10	(9,402)	(5,721)	(2,417)
Net cash flows (used in) financing activities		(355,045)	(199,285)	(105,317)

Net increase in cash and cash equivalents		14,860	58,715	57,173
Cash and cash equivalents at beginning of period		344,407	307,078	235,343
Net foreign exchange difference		(3,424)	(21,386)	14,562
Cash and cash equivalents at end of period		355,843	344,407	307,078

1.
GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (as a standalone entity, the "Holding" and, together with its subsidiaries, referred to herein as the “Company” or “Birkenstock”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law, with its business address at 40 Avenue Monterey, Luxembourg. On April 25, 2023, the Holding changed its name to Birkenstock Group Limited and converted (by way of domiciliation) to a Jersey private company. On July 12, 2023, Birkenstock Group Limited changed its name to Birkenstock Holding Limited. On October 4, 2023, the Holding converted to a public limited company organized under the laws of the bailiwick of Jersey and changed its name to Birkenstock Holding plc. The Holding’s current business address is 1-2 Berkeley Square, London W1J 6EA, UK. The Holding is registered at the Jersey Financial Services Commission under number 148522.

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

Seasonality

Revenues of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. The seasonal nature of our business is similar across geographies and sales channels with B2B seeing an increase in revenues in the spring months, while revenues in the DTC channel increase in the summer. Between October and March, we manufacture our products for the B2B channel, and during the beginning of the calendar year, we rely on our built-up inventory for our revenues to B2B partners. Starting in April demand for our products from the DTC channel increases. While these consumer buying patterns lead to a natural seasonality in revenues, unseasonable weather could significantly affect revenues and profitability. Our geographical breadth, customer diversity and our strategic focus on expanding certain product categories and entering new territory helps to mitigate part of the effect of seasonality on results of operations.

2.
BASIS OF PRESENTATION

Basis of preparation and consolidation

These consolidated financial statements were authorized for issuance on December 18, 2024 by the Company’s board of directors.

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and the initial recognition of assets acquired and liabilities assumed in a business combination which are recorded at fair value.

The consolidated financial statements comprise the financial statements of Birkenstock Holding plc and its subsidiaries. All intercompany transactions and balances have been eliminated. All amounts have been rounded to the nearest thousand, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together. Certain amounts in prior years have been reclassified to conform with the current year presentation.

The fiscal year of the Company ends on September 30.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The reporting currency of the Company is the Euro.

The following exchange rates (to Euro) were most relevant during the periods presented in these consolidated financial statements to translate the financial statements of foreign operations into Euro:

	Exchange rates at
Currency	September 30, 2024	September 30, 2023	September 30, 2022
US-Dollar (USD)	1.12	1.06	0.97
Canadian Dollar (CAD)	1.51	1.42	1.34

	Average exchange rates during the year ended September 30,
Currency	2024	2023	2022
US-Dollar (USD)	1.08	1.07	1.08
Canadian Dollar (CAD)	1.48	1.44	1.38

3.
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

The Company recognizes any non-controlling interests in an acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ share of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests. For all periods presented, all subsidiaries were wholly owned.

(b)
Foreign currencies

Foreign currency transactions are translated into the respective functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the respective entity using the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate. The resulting exchange differences are recorded in the local income statements of the entity and included in the profit from operations.

On consolidation, the assets and liabilities of foreign operations are translated into Euro, the reporting currency of the Company, at the rate of exchange prevailing at the reporting date and their statements of comprehensive income (loss) are translated at the average exchange rate for the period. Equity balances are translated at historical rates. The exchange differences arising from translation for consolidation are recognized in other comprehensive income (loss).

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

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

The Company recognizes transfers between levels of the fair value hierarchy at the end of reporting during which the change has occurred.

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

Tax receivable agreement liability

The fair value is based on the present value of expected cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Refer to the accounting policies in Note 3 – Accounting Policies – Impairment of non-current assets.

When the consideration transferred in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 - Financial Instruments (“IFRS 9”) is measured at fair value with the changes in fair value recognized in the consolidated statements of comprehensive income.

(f)
Intangible assets

Intangible assets acquired separately are initially recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value as of the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.

Estimated useful lives are as follows:

Asset Category	Estimated Useful Lives
Brand name "Birkenstock"	Indefinite
Customer relationships	8-15 years
Purchased licenses and other intangible assets	3-5 years

Intangible assets with finite lives are amortized over the estimated useful lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. Amortization expense from intangible assets is recorded in the consolidated statements of comprehensive income in "Cost of sales, "Selling and distribution expenses" and "General administration expenses." Please refer to Note 24 - Operating expenses.

Intangible assets are reviewed at least at the end of each reporting period for changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the asset.

As there is no foreseeable limit to the period over which the brand is expected to generate net cash inflows for the Company, the brand is considered to have an indefinite life.

Intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. Refer to the accounting policies in Note 3 – Accounting Policies – Impairment of non-current assets.

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

Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. Refer to the accounting policies in Note 3 – Accounting Policies – Impairment of non-current assets.

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

The right-of-use assets are also subject to impairment. Refer to the accounting policies in Note 3 – Accounting Policies – Impairment of non-current assets.

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

(i)
Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•
Goodwill — Note 7
•
Intangible assets — Note 8
•
Property, plant, and equipment — Note 9

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”) group’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU group exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Company’s CGU groups are aligned to the four operating segments that the Company operates in, i.e., Americas, Europe, ASPA, and MEAI. Impairment tests for property, plant and equipment are performed at the individual CGU level. Impairment tests of goodwill and indefinite lived intangible assets, which are assigned to the CGU groups as they do not generate independent cash flows, are performed at the CGU group level.

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

Goodwill and indefinite lived intangible assets are tested for impairment annually as of September 30 and when circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of each CGU group to which the goodwill and indefinite lived intangible assets relate. When the recoverable amount of the CGU group is less than its carrying amount, an impairment loss is recognized. The impairment loss is recorded against goodwill, and if goodwill has been fully impaired, against other assets assigned to the CGU group on a pro rata basis. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise of deposits in banks, cash on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value. The Company does not have restricted cash.

Trade and other receivables

Trade and other receivables consist of amounts owing on product revenue where the Company has extended credit to customers and credit card receivables, and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit loss and sales allowances. The allowance for expected credit losses is recorded against trade receivables and is based on historical experience.

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

Derivative financial instruments

As described in Note 6 – Financial risk management objectives and policies, given the Company’s international operations, the Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts to mitigate its exposure on the basis of planned transactions. These derivative contracts are measured at fair value with the changes in fair value recognized immediately in the consolidated statements of comprehensive income.

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

Hedge accounting

From time to time, the Company uses derivative financial instruments to hedge future cash flows. The criteria for applying hedge accounting are that the hedging relationship between the hedged item and the hedging instrument is documented and that the hedge is highly effective. Hedge effectiveness is measured using the critical term matches method. The Company uses derivative financial instruments such as options as hedging instruments. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.

When the option is accounted for as part of a cash flow hedge, changes in the time value of the option are recorded in a separate component of equity (accumulated other comprehensive income). Changes in the time value of the option in the accumulated other comprehensive income are reclassified to profit or loss when the hedged cash flows actually occur. At that time, the accumulated changes in the time value of the option in accumulated other comprehensive income are reclassified to the statement of profit or loss.

Please refer to Note 6 – Financial risk management objectives and policies for further information on the hedge accounting.

Effective interest rate method

After initial determination, the effective interest rate is adjusted for changes in variable interest, changes in margin resulting from initially agreed adjustments in credit margin as a function of company leverage as well as the spread that covers the change to correct for Euro Interbank Offered Rate ("EURIBOR")/Secured Overnight Financing Rate ("SOFR") differences.

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

(m)
Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The Company has elected to present government grants as deferred income in the statement of financial position. The government grants are recognized in the consolidated statements of comprehensive income as other income on a systematic basis over the useful life of the related asset.

(n)
Income taxes

Income taxes are comprised of current income tax and deferred income tax. Income taxes are recognized in the consolidated statements of profit or loss, with the exception of items that are recognized in correlation to the underlying transaction either in other comprehensive income (loss) or directly in equity.

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

Whenever a business is acquired (the assets acquired and liabilities assumed as part of the business combination is accounted for at fair value by the acquirer), deferred taxes are recognized on the step-up in fair value.

Deferred income tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which the asset is realized or the liability is settled. A deferred tax asset is recognized for unused income tax losses and credits, to the extent that it is probable that future taxable income will be available against which they can be utilized.

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

Deferred tax assets are recognized for deductible temporary differences arising from investments in subsidiaries, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profits will be available against which the temporary difference will be utilized.

Deferred tax liabilities are provided for on taxable temporary differences arising from investments in subsidiaries unless the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Uncertain Tax Positions

Tax positions are calculated taking into account the respective local tax laws, relevant court decisions and applicable tax authorities’ views. Tax regulations can be complex and possibly subject to different interpretations by taxpayers and tax authorities. Different interpretations of existing or new tax laws as a result of tax reforms or other tax legislative procedures may result in additional tax payments for prior years and are taken into account based on management’s considerations. IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") clarifies the application of the recognition and measurement requirements of IAS 12 Income Taxes ("IAS 12") when there is uncertainty about the income tax treatment. For recognition and measurement, it is necessary to make estimates and assumptions. To do this, decisions must be made regarding whether a probable or expected value is used for the uncertainty and whether changes have occurred compared to the previous period. The accounting is based on the assumption that the tax authorities are investigating the matter in question and that they have all the relevant information.

(o)
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

Right to return

When a contract provides a customer with a right to return, the consideration is variable because the contract allows the customer to return the product. The Company uses the expected value method to estimate the goods that will be returned and recognizes a refund liability and an asset for the goods to be recovered. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets and channels, and (2) identification of sales subject to the right of return. The Company reviews and refines these estimates on an annual basis.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns were significantly different than the refund liability established, the change to revenues would be recorded in the period in which such determination was made.

Volume rebates

When estimating the transaction price of variable consideration from rebates, the Company applies the most likely amount method, as this best predicts the variable consideration to which the Company will be entitled to. A refund liability is recognized for the expected future rebates (i.e., the amount not included in the transaction price).

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

Warranty obligations

The Company provides warranties to its customers. These warranties represent assurance type warranties and do not require providing any additional service to the Company’s customers. These types of warranties are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 3 – Accounting Policies – Financial instruments.

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

(p)
Cost of sales

Cost of sales is comprised of five types of expenditures (i) raw materials (ii) consumables and supplies (iii) purchased merchandise, (iv) personnel costs, including temporary personnel services, and (v) overhead costs for the production sites.

The Company distributes its footwear produced predominantly in Germany and Portugal to its own (distribution) subsidiaries around the world with an intercompany margin, which is eliminated on consolidation. Commencing with the fiscal year ended September 30, 2024, the Company refined its calculation of this intercompany profit elimination ("ICP") to more precisely reflect the turnover of inventory. The refined calculation includes a more precise elimination of the foreign currency impact from the ICP. If the prior ICP model computation had still been applied in this fiscal year, the Company would have recorded an incremental expense (cost of sales) of €11.7 million for the year ended September 30, 2024.

(q)
Selling and distribution expenses

Selling and distribution expenses are comprised of selling, marketing, product innovation, outbound shipping and handling costs (all transportation and freight costs incurred after the respective point of sale), supply chain costs, sales representative salaries, leasing expenses related to logistical and selling properties, and amortization of customer relationships.

(r)
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

(s)
Earnings per share

Basic and diluted earnings per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

(t)
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

Please refer to Note 28 – Share-based compensation for further information on the share-based compensation.

(u)
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

(v)
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

As of September 30, 2024, no deferred offering costs were capitalized. As of September 30, 2023, the Company had capitalized €2.2 million in deferred offering costs related to its IPO.

(w)
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

Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgments it uses. These estimates and judgments can change with trends, commitments, events or uncertainties that may materially affect the methodology or assumptions utilized in making these estimates and judgments in these financial statements.

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

Key Sources of Estimation: The critical assumptions and estimates used in determining the present value of future lease payments require the Company to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment. See Note 10 – Leases for further information regarding the estimates and judgments related to leases.

Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)

Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and indefinite lived intangible assets are tested for impairment. Goodwill and indefinite lived intangible assets are tested for impairment at the operating segment level. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that is has four groups of CGUs, being the four operating segments, for the purpose of testing goodwill and indefinite lived intangibles for impairment. Intangible assets with indefinite useful lives are not amortized and the useful life of these intangibles is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable.

Key Sources of Estimation: In determining the recoverable amount of a group of CGUs, various estimates are employed. The Company determines value-in-use by using estimates including projected revenue growth rates, EBITDA margins, costs, capital investment and working capital requirements consistent with strategic plans presented to the Company's board of directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the Company and its cash flows. Please refer to Note 7, Note 8 and Note 9 for further information on goodwill, intangible assets and property, plant and equipment.

Share-based Compensation

Birkenstock measures the cost of equity-settled transactions by reference to the fair value of the awards at the date when they are granted and respective investments by the participants. Estimating fair value for share-based compensation transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires determination of the most appropriate inputs to the valuation model including the expected timing of the incurrence of an exit, the equity value of the Company (calculated by discounted cash-flow model using estimates consistent with the determination of the recoverable amount of our groups of CGUs as discussed above), volatility, and other respective assumptions. In addition, the Company is required to determine the probability of the respective vesting conditions. That determination includes making estimates about specific non-market vesting conditions of the Company, like exit events. Additionally, management makes judgments and estimates in determining the amount of compensation to be recorded each period which is dependent upon the forfeiture rate and the expected timing of the incurrence of an exit. Please refer to Note 28 – Share-based compensation for further information.

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

Income taxes

Key Sources of Estimation: In determining the amount of the deferred tax asset that can be recognized, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are financial forecasts approved by the board of directors and statutory tax rates.

Judgments Made in Relation to Accounting Policies Applied: The calculation of current and deferred income taxes requires management to make certain judgments regarding the tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities. See Note 17 – Income tax for the estimates and judgments related to uncertain tax positions.

Inventories

Key Sources of Estimation: Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behavior, obsolescence, future selling prices, seasonality, and costs necessary to sell the inventory. Inventory is adjusted to reflect shrinkage encountered as a result of the last inventory count. Please refer to Note 11 – Inventories for further information.

Financial instruments

Key Sources of Estimation: The critical assumptions and estimates used in determining the fair value of financial instruments are equity prices, future interest rates, the relative creditworthiness of the Company to its counterparties, estimated future cash flows, discount rates and volatility utilized in option valuations. Please refer to Note 4 – Fair value measurement for further information on financial instruments.

Tax Receivable Agreement ("TRA")

Judgments Made in Relation to Accounting Policies Applied: Management applied judgment in determining the appropriate accounting policy to apply to the initial recognition and subsequent measurement of the TRA liability. The TRA liability has characteristics of a financial liability and characteristics of a provision. Management considered that the terms of the agreement represent a contractual obligation to deliver cash to the TRA participants and therefore accounted for the obligation as a financial liability. Please refer to Note 16 – Tax Receivable Agreement for further information.

(x)
New and amended standards and interpretations adopted by the Company

The following amended standards became effective for the Company’s fiscal year ended September 30, 2024, but did not have a material impact on the consolidated financial statements of the Company:

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
•
Amendments to IAS 12 - International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, however the temporary exception from accounting for deferred taxes arising from the implementation of the OECD’s Pillar Two model rules and the requirement to disclose the application of the exception are to be applied immediately on the issue of the amendment). The mandatory temporary exemption to account for deferred taxes has been applied.
(y)
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

The following standard amendments became effective at the earliest for annual periods beginning on or after January 1, 2024, but are not expected to have a material impact on the consolidated financial statements of the Company:

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
•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture (available for optional adoption/effective date deferred indefinitely).
•
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after January 1, 2026).
•
IFRS 19 – Subsidiaries without Public Accountability: Disclosures which permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements (effective for reporting periods beginning on or after January 1, 2027 with earlier application permitted).

IFRS 18 - Presentation and Disclosure in Financial Statements will be effective for periods beginning on or after January 1, 2027, and the Company is currently assessing the potential impact of the new standard.

4.
FAIR VALUE MEASUREMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on recurring basis in the consolidated statements of financial position:

			Fair value
	Level	Measurement	September 30, 2024	September 30, 2023
Derivative assets			40,713	31,708
Derivative assets not designated as hedging instruments	2	FVtPL	40,713	28,795
Derivative assets designated as hedging instruments	2	N/A	—	2,913
Derivative liabilities	2	FVtPL	625	6,925

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of profit or loss except for changes in the fair value of derivative financial instruments designated as hedging instruments which are recognized within other comprehensive income.

During the year ended September 30, 2024, the interest cap associated with the Original EUR Term Loan no longer qualified for hedge accounting and was terminated along with the signing of the Term and Revolving Facilities Agreement. As such, the Company reclassified the cash flow hedge reserve of a cumulative loss of €0.3 million reflected in the accumulated other comprehensive income (loss) in equity through "Finance cost, net."

For details on the new financing, please refer to Note 15 - Loans and Borrowings.

The Company does not carry any other financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

	Level	Nominal value	Carrying value	Fair value
September 30, 2024
New Term Loan (EUR)	2	375,000	375,905	396,560
New Term Loan (USD)	2	160,772	159,870	169,363
Vendor Loan	2	208,305	212,121	216,322
Senior Notes	2	428,500	446,739	449,533

September 30, 2023
Original Term Loan (EUR)	2	375,000	368,701	348,426
Original Term Loan (USD)	2	781,315	730,855	694,889
Vendor Loan	2	299,560	305,048	235,687
Senior Notes	2	428,500	448,434	373,682

The following table presents the fair value and fair value hierarchy of the Company's Tax Receivable Liability carried at amortized cost:

	Level	Carrying value	Fair value
September 30, 2024
Tax receivable agreement liability	3	359,890	382,619

There was no Tax Receivable Agreement liability as of September 30, 2023.

There were no transfers between levels during any reporting period.

There were also no changes in the Company’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the reporting period.

5.
SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to, and regularly reviewed by, the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the four geographical hubs that the Company operates in: Americas, Europe, ASPA, and MEAI. Due to the materiality, ASPA and MEAI are aggregated into one reportable segment APMA (“Asia Pacific, Middle East, Africa”). As such the Company has three reportable segments – Americas, Europe and APMA. Additionally, the Company has Corporate / Other revenue and expenses, which primarily consists of non-core activities from the cosmetics and sleeping systems businesses, as well as other administrative costs that are not charged to the operating segments. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources.

The adjustments to EBITDA relate to the effect of IPO-related costs, realized and unrealized foreign exchange gain / (loss), share-based compensation, secondary offering related costs and other adjustments relating to non-recurring items such as restructuring.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

	Year ended September 30, 2024
	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Sales	943,710	644,888	211,810	1,800,408	4,282	1,804,690
Adjusted EBITDA	301,266	218,224	65,814	585,304	(30,349)	554,955
IPO-related costs						(7,460)
Realized and unrealized FX gains / losses						(19,641)
Share-based compensation						(3,591)
Secondary offering related costs						(1,890)
EBITDA						522,373
Depreciation and amortization						(101,291)
Finance cost, net						(127,300)
Profit before tax						293,782

	Year ended September 30, 2023
	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Sales	804,690	529,507	152,424	1,486,621	5,290	1,491,911
Adjusted EBITDA	291,712	167,407	44,488	503,607	(20,901)	482,706
IPO-related costs						(30,603)
Realized and unrealized FX gains / losses						(36,056)
Share-based compensation						(65,393)
Other						(6,553)
EBITDA						344,101
Depreciation and amortization						(83,413)
Finance cost, net						(107,036)
Profit before tax						153,652

	Year ended September 30, 2022
	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Sales	667,387	449,131	123,033	1,239,551	3,282	1,242,833
Adjusted EBITDA	259,944	146,592	38,973	445,509	(10,954)	434,555
Effects from applying the acquisition method of accounting for the Transaction						(24,367)
Transaction related advisory costs						(2,598)
Consulting fees relating to Group transformation						(7,982)
Realized and unrealized FX gains / losses						45,516
Other						(836)
EBITDA						444,288
Depreciation and amortization						(81,261)
Finance cost, net						(112,503)
Profit before tax						250,524

The Company determines the geographic location of revenue based on the location of its customers.

	Year ended September 30,
	2024	2023	2022
Revenue:
Germany	192,991	194,884	156,824
United States	830,094	712,069	598,438
Rest of world	781,605	584,958	487,571
Total revenue	1,804,690	1,491,911	1,242,833

The following table presents the carrying amount of the Company’s non-current assets by geographic location.

	September 30, 2024	September 30, 2023
Non-current assets
Germany	1,836,281	1,800,979
United States	1,526,573	1,582,958
Rest of world	326,079	318,369
Allocated non-current assets	3,688,933	3,702,306
Other non-current financial assets (unallocated)	32,609	44,618
Deferred tax assets (unallocated)	117	-
Total non-current assets	3,721,659	3,746,924

During the periods presented in these consolidated financial statements, the Company did not have any customers with individual revenue of 10% or greater of total revenue.

6.
FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to credit risk, liquidity risk, and market risk. The Company’s senior management and Board of Directors oversee management of these risks, which are summarized below.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will default and be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. As of September 30, 2024, the Company had one customer exceeding 10% of receivables. This customer's accounts receivables balance represents 13% of the Company's consolidated accounts receivables balance. The majority of the receivable balance as of September 30, 2024 has since been paid.

The Company routinely assesses the financial strength of its customers through a combination of third-party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivables credit risk exposure. Additionally, the Company has insurance for the majority of its trade receivables to cover losses due to non-payment.

The Company measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses. The Company measures the loss allowances for other financial assets at an amount equal to 12-month expected credit losses. Loss allowances relating to financial assets are increased in the instance when credit risk increases.

These measures and other measures the Company may adopt to mitigate credit risk, however, may not be successful. In addition, retail consolidation could lead to fewer B2B partners, B2B partners seeking more favorable price, payment or other terms from the Company, and a decrease in the number of stores that carry the Company’s products.

Further, trade and other receivables are categorized by aging as part of the Company’s process of monitoring credit risk. The aging of each receivable is analyzed and considered when estimating the lifetime expected credit loss.

Credit risk exposure by risk rating grades for trade receivables is as follows:

	Weighted-Average Loss Rate	Gross Carrying Amount	Loss Allowance
Current (not past due)	0.0%	88,436	—
1-30 days past due	0.0%	16,315	—
31-60 days past due	0.0%	673	—
61-90 days past due	94.1%	555	(522)
More than 90 days past due	100.0%	1,402	(1,402)
September 30, 2024		107,381	(1,924)
Current (not past due)	0.0%	66,167	—
1-30 days past due	0.0%	15,839	—
31-60 days past due	0.0%	5,848	—
61-90 days past due	30.5%	750	(229)
More than 90 days past due	82.0%	3,090	(2,534)
September 30, 2023		91,694	(2,763)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also has the option to draw on short-term borrowings and the Revolving Credit Facility (as defined below) as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

The following table summarizes the amount of contractual undiscounted future cash flow requirements as of September 30, 2024:

Contractual obligations by fiscal year	On demand	2025	2026	2027	2028	2029	Thereafter	Total
Interest-bearing loans and borrowings (excluding interest)	—	7,889	7,502	7,134	6,784	506,463	636,805	1,172,577
Tax receivable agreement liability *	504,475	—	—	—	—	—	—	504,475
Interest accrued on interest-bearing loan and borrowings **	—	61,597	57,042	56,294	55,950	45,000	4,564	280,447
Lease liabilities	—	49,304	44,181	29,283	17,230	13,681	67,402	221,081
Derivative liabilities	—	625	—	—	—	—	—	625
Trade and other payables	—	136,280	—	—	—	—	—	136,280
Accrued liabilities	—	29,411	—	—	—	—	—	29,411
Other liabilities	—	3,346	—	—	—	—	—	3,346
Total contractual obligations	504,475	288,452	108,725	92,711	79,964	565,144	708,771	2,348,242

* Tax receivable agreement liability is reflected fully as "On demand" as per the agreement. See Note 16 - Tax Receivable Agreement.

** Interest on loans and borrowings is based on expected forward interest rates.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.

Foreign exchange risk

As we conduct business and operate internationally, we are exposed to the risk of foreign currency exchange rate fluctuations arising from transactions that are denominated in currencies other than the functional currency of the respective subsidiary. This foreign currency risk is primarily driven by intercompany receivables for inventory as Birkenstock Global Sales GmbH, a subsidiary of ours, transfers inventory from our production sites/logistics centers in Germany to the third-party fulfillment centers of other subsidiaries, for which, in most cases, the intercompany invoices are denominated in the local currency of the receiving entity. We are particularly exposed to fluctuations in the exchange rate of the U.S. Dollar to the Euro because we have a significant presence in the United States. The primary currency giving rise to the risk is the USD.

To monitor and mitigate foreign currency risk, the Company enters into derivative arrangements with flexible currency forwards and currency swaps. The Company continuously monitors foreign currency exchange developments that are relevant to the Company’s operations.

The Tax Receivable Agreement ("TRA") presents an additional foreign exchange risk. The TRA requires payments to be made in USD and for the EUR tranche to be translated to USD at a spot rate determinable on the date of filing the US tax return for the respective fiscal year. At the end of each reporting period, the TRA liability is remeasured to the Company's functional currency, EUR from USD, for both the USD cash flow tranche and any EUR cash flow tranche that has since been translated into USD under the terms of the agreement. The resulting foreign exchange gain or loss is recognized in the statements of comprehensive income (loss). See Note 16 - Tax Receivable Agreement.

Sensitivity analysis for foreign exchange risk

A 10% change of the Euro against the Company’s major currencies would result in the following losses and gains being recognized in the consolidated statements of profit or loss, which would arise on the retranslation of foreign currency denominated assets and liabilities.

	Year ended September 30,
	2024	2023	2022
Change in EUR/USD + 10%	7,187	29,859	34,060
Change in EUR/USD - 10%	(8,784)	(36,495)	(41,629)
Change in EUR/CAD + 10%	(3,061)	2,467	3,851
Change in EUR/CAD - 10%	3,742	(3,015)	(4,707)
Change in EUR/JPY + 10%	(1,461)	(14)	69
Change in EUR/JPY - 10%	1,785	17	(84)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company had exposure to interest rate risk related to the Company’s Senior Term Facilities Agreement (as defined below). Borrowings made pursuant to the Original Term Loan (as defined below) consisted of a Euro-denominated facility with an original aggregate principal amount of €375.0 million (the "Original EUR Term Loan") and a USD-denominated facility with an original aggregate principal amount of $850.0 million (the "Original USD Term Loan"). The Original EUR Term Loan bore interest based on the Euro Interbank Offered Rate ("EURIBOR"). The Original USD Term Loan bore interest originally based on the LIBOR and later based on the Term SOFR. The Original Term Loan had a maturity of April 30, 2028, but was extinguished and replaced by the term loans under the new Term and Revolving Facilities Agreement (as defined below) effective August 2, 2024. Borrowings under the Term and Revolving Facilities Agreement consist of a €375.0 million Euro-denominated term loan facility (the "New EUR Term Loan") and a $280.0 million USD-denominated term loan facility (the "New USD Term Loan") (collectively, the "New Term Loan"). The New EUR Term Loan and the New USD Term Loan exposes the Company to interest rate risk as the interest is based on the EURIBOR and the Term SOFR, respectively. See Note 16 – Loans and borrowings.

The Company had exposure to interest rate risks related to the Company’s Senior Term Facilities Agreement and to limit the interest rate risk on the Original EUR Term Loan, the Company entered into a derivative contract in the form of an interest cap. The interest cap was designated at inception as a hedging instrument on June 20, 2023. As a result of signing the new Term and Revolving Facilities Agreement in May 2024, the interest cap the application of hedge accounting was terminated. As such, the Company reclassified the cash flow hedge reserve of a cumulative loss of €0.3 million reflected in the accumulated other comprehensive income (loss) in equity through "Finance cost, net." The interest cap continues to be used to limit interest risk on the New EUR Term Loan and is accounted for as a free-standing derivative in "Other assets" with the changes in fair value being accounted for in "Finance cost, net."

The amounts related to the Original EUR Term Loan designated as the hedged item were as follows:

	Nominal value	Carrying value	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness for the period	Change in value of hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss
September 30, 2024	—	—	Loans and borrowings	(1,469)	(1,469)	—
September 30, 2023	375,000	368,701	Loans and borrowings	1,611	1,611	—

Gains and losses from cash flow hedges

	Year ended September 30,
	2024	2023
Gains or losses from changes in fair value of hedging instruments
Recognized in equity	345	(345)
Recognized in profit or loss	—	—
Reclassification from the cash flow hedge reserve to profit or loss
Due to early discontinuation of the hedging relationship	549	—
Due to realization of the hedged item	1,224	272

Changes in the cash flow reserve

	Cash flow hedge reserve
	Hedging reserve	Cost of hedging reserve
October 1, 2022	—	—
Effective portion of changes in fair value	1,611	(2,228)
Amount reclassified to profit or loss	—	272
September 30, 2023	1,611	(1,956)
Effective portion of changes in fair value	(1,469)	41
Amount reclassified to profit or loss	(142)	1,915
Thereof due to early discontinuation of the hedging relationship	(142)	691
Thereof due to realization of the hedged item	—	1,224
September 30, 2024	—	—

For further information see Note 4 – Fair value measurement.

Sensitivity analysis for interest rate risk

A 100 basis points increase in market interest rates for all currencies in which the Company had cash and borrowings would have a negative effect on net profit (loss) in the amount of €7.1 million and €11.6 million for the year ended September 30, 2024, and the year ended September 30, 2023, respectively. A 100 basis points decrease in market interest rates would have an opposite effect of approximately the same amount. The interest rate sensitivity analysis uses nominal values and does not reflect the transaction costs.

Capital management

The Company manages its capital, which consists of equity, short-term borrowings, and long-term debt (the New Term Loan, Revolving Credit Facility and Senior Notes (as defined below)), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of adjusted EBITDA, defined as EBITDA (net profit (loss) for the period before income tax expense / benefit, (finance cost (net), amortization of intangible assets and depreciation of tangible assets), adjusted for the effect of non-recurring items. Refer to Note 5 – Segment information for details on adjustments to EBITDA. The board of directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and makes adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

Please see Note 15 – Loans and borrowings for further information on covenant conditions.

7.
GOODWILL

The goodwill has developed as follows:

Goodwill
October 1, 2022	1,674,293
Impact of foreign currency translation	(80,376)
September 30, 2023	1,593,917
Impact of foreign currency translation	(39,296)
September 30, 2024	1,554,621

The following table outlines the goodwill balance allocation into the applicable groups of CGUs:

	Americas	Europe	ASPA	MEAI	Total
September 30, 2024	579,864	743,157	165,235	66,365	1,554,621
September 30, 2023	612,814	742,915	167,453	70,735	1,593,917

For each of the fiscal periods, the Company completed its annual impairment test and concluded that there was no impairment during the periods presented.

For purposes of impairment testing the carrying amounts of the groups of CGUs have been compared to their respective value in use as of September 30, 2024 and September 30, 2023.

For all impairment tests, the value in use was determined using a discounted cash flow model. The following key assumptions have been used:

	September 30, 2024
	Americas	Europe	ASPA	MEAI
Terminal Growth Rate	1.5%	1.5%	1.5%	1.5%
Avg. EBITDA Margin rate (2025-2029)	31.2%	34.8%	31.7%	23.2%
Pre-tax discount rate	13.9%	12.9%	19.6%	19.6%
Avg. Revenue growth rate (2025-2029)	15.0%	16.0%	30.0%	30.0%
Avg. CapEx investments (2025-2029)	41,868	33,296	9,605	5,097

	September 30, 2023
	Americas	Europe	ASPA	MEAI
Terminal Growth Rate	1.5%	1.5%	1.5%	1.5%
Avg. EBITDA Margin rate (2024-2028)	33.7%	28.9%	27.1%	27.1%
Pre-tax discount rate	15.3%	14.7%	21.4%	22.2%
Avg. Revenue growth rate (2024-2028)	15.4%	17.0%	30.4%	30.1%
Avg. CapEx investments (2024-2028)	44,526	35,361	9,333	4,965

The discount rate is based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, a market risk premium, a country risk premium, and a cost of debt based on comparable corporate bond yields and the capital structure of the Company’s peer group.

As of the years ended September 30, 2024 and 2023, the excess of value in use over carrying amount was sufficient to conclude there were no reasonably likely changes in the assumptions used that would lead to an impairment in any of the CGU groups.

8.
INTANGIBLE ASSETS

	Brands and Trademarks	Customer relationships	Intangible assets under development and prepayments	Other intangible assets	Total
Cost
October 1, 2022	1,506,113	345,732	5,731	5,952	1,863,528
Additions	—	—	716	79	795
Disposals	—	—	(5,175)	—	(5,175)
Transfers	—	—	(220)	702	482
Impact of foreign currency translation	(61,929)	(22,473)	—	(13)	(84,415)
September 30, 2023	1,444,184	323,259	1,052	6,720	1,775,215
October 1, 2023	1,444,184	323,259	1,052	6,720	1,775,215
Additions	—	—	10,457	425	10,882
Disposals	—	—	(4)	(938)	(942)
Transfers	—	—	(300)	300	—
Impact of foreign currency translation	(38,369)	(13,338)	(93)	457	(51,343)
September 30, 2024	1,405,815	309,921	11,112	6,964	1,733,812

Accumulated amortization
October 1, 2022	—	(40,722)	(5,146)	(2,459)	(48,327)
Amortization	—	(27,026)	—	(1,546)	(28,572)
Disposals	—	—	5,146	—	5,146
Transfers	—	—	—	—	—
Impact of foreign currency translation	—	2,276	—	(2)	2,274
September 30, 2023	—	(65,472)	—	(4,007)	(69,479)
October 1, 2023	—	(65,472)	—	(4,007)	(69,479)
Amortization	—	(26,662)	—	(1,577)	(28,239)
Disposals	—	—	—	938	938
Transfers	—	—	—	—	—
Impact of foreign currency translation	—	2,820	—	(459)	2,361
September 30, 2024	—	(89,314)	—	(5,105)	(94,419)

Net book value
September 30, 2023	1,444,184	257,787	1,052	2,713	1,705,736
September 30, 2024	1,405,815	220,607	11,112	1,859	1,639,393

Other intangibles are comprised primarily of acquired software licenses. The remaining amortization period for customer relationships amounts to 6-13 years.

Indefinite-life Intangibles

The Company tested the indefinite-life intangibles for impairment as part of the CGU impairment test and concluded that there was no impairment during the periods presented. See Note 7 - Goodwill.

The carrying value of the indefinite-lived intangibles, related to the Birkenstock brand, was the following:

	Americas	Europe	ASPA	MEAI	Total
September 30, 2024	760,768	485,557	108,786	50,704	1,405,815
September 30, 2023	801,621	496,735	98,777	47,051	1,444,184

9.
PROPERTY, PLANT AND EQUIPMENT

	Lands, buildings and improvements	Technical equipment and machinery	Factory and office equipment	Construction in progress and prepayments	Total
Cost
September 30, 2022	73,127	66,594	30,612	61,004	231,337
Additions	1,967	1,461	3,376	96,952	103,756
Disposals	(251)	(606)	(1,247)	—	(2,104)
Transfers	93,920	12,080	10,631	(117,113)	(482)
Impact of foreign currency translation	(3,202)	105	(1,210)	(45)	(4,352)
September 30, 2023	165,561	79,634	42,162	40,798	328,155
Additions	6,734	3,307	3,560	50,697	64,298
Disposals	(141)	(607)	(1,231)	(10)	(1,989)
Transfers	2,266	23,551	9,459	(35,276)	—
Impact of foreign currency translation	(317)	—	(215)	(74)	(606)
September 30, 2024	174,103	105,885	53,735	56,135	389,858

Accumulated depreciation
September 30, 2022	(5,904)	(11,800)	(8,625)	—	(26,329)
Depreciation	(4,124)	(9,737)	(7,107)	—	(20,968)
Disposals	219	373	1,171	—	1,763
Transfers	54	—	(54)	—	—
Impact of foreign currency translation	2,505	(103)	1,030	—	3,432
September 30, 2023	(7,250)	(21,267)	(13,585)	—	(42,102)
Depreciation	(8,827)	(12,373)	(8,684)	—	(29,884)
Disposals	139	423	1,180	—	1,742
Impairment	—	(890)	—	—	(890)
Transfers	(9)	—	9	—	—
Impact of foreign currency translation	37	—	82	—	119
September 30, 2024	(15,910)	(34,107)	(20,998)	—	(71,015)

Net book value
September 30, 2023	158,311	58,367	28,577	40,798	286,053
September 30, 2024	158,193	71,778	32,737	56,135	318,843

The additions during the years ended September 30, 2024 and 2023, are mainly related to investments in the production facility in Pasewalk, Germany and the production facility in Arouca, Portugal. The factory in Pasewalk commenced its operations in September 2023.

10.
LEASES

The Company, as a lessee, has lease contracts for various items of property and vehicles used in its operations. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs.

Right-of-use assets

	Buildings	Vehicles	Other	Total
Cost
September 30, 2022	145,129	4,192	—	149,321
Additions	49,106	2,151	—	51,257
Derecognition on termination	(10,288)	(912)	—	(11,200)
Impact of foreign currency translation	(6,808)	1	—	(6,807)
September 30, 2023	177,139	5,432	—	182,571
Additions	81,869	3,363	11,312	96,544
Derecognition on termination	(6,721)	(791)	—	(7,512)
Impact of foreign currency translation	(6,243)	5	(502)	(6,740)
September 30, 2024	246,044	8,009	10,810	264,863

Accumulated depreciation
September 30, 2022	(34,628)	(1,171)	—	(35,799)
Depreciation	(32,069)	(1,197)		(33,266)
Derecognition on termination	7,507	517	—	8,024
Impact of foreign currency translation	1,454	—	—	1,454
September 30, 2023	(57,736)	(1,851)	—	(59,587)
Depreciation	(37,926)	(1,668)	(2,684)	(42,278)
Derecognition on termination	5,551	602	—	6,153
Impact of foreign currency translation	2,031	(4)	156	2,183
September 30, 2024	(88,080)	(2,921)	(2,528)	(93,529)

Net book value
September 30, 2023	119,403	3,581	—	122,984
September 30, 2024	157,964	5,088	8,282	171,334

Lease liabilities

	Buildings	Vehicles	Other	Total

September 30, 2022	113,453	3,029	—	116,482
Additions	45,865	2,549	—	48,414
Lease payments	(33,361)	(1,155)	—	(34,516)
Interest	5,631	90	—	5,721
Impact of foreign currency translation	(5,142)	(900)	—	(6,042)
September 30, 2023	126,446	3,613	—	130,059
Additions	79,705	3,166	12,840	95,711
Lease payments	(41,323)	(1,783)	(4,090)	(47,196)
Interest	8,066	181	1,155	9,402
Impact of foreign currency translation	(3,909)	6	—	(3,903)
September 30, 2024	168,985	5,183	9,905	184,073

Ancillary expense related to variable lease payments not included within the measurement of lease liabilities on a monthly basis are immaterial, accounting for approximately 10% or less of total lease payments for buildings. Refer to Note 6 – Financial risk management objectives and policies for disclosure of lease liability maturities.

The Company did not identify any significant variable lease payments that are not included in the lease liability for the years ended September 30, 2024, 2023 and 2022. Short term lease payments and payments on low value lease assets were not significant for the years ended September 30, 2024, 2023 and 2022.

For further detail with respect to the Company’s leases, refer to Note 3 – Accounting Policies and Note 30 – Related party disclosures.

11.
INVENTORIES

	September 30, 2024	September 30, 2023
Raw materials	61,693	69,580
Work in progress	49,398	23,102
Finished goods	513,716	502,410
Inventories	624,807	595,092

During the years ended September 30, 2024, 2023, and 2022, inventories of €452.9 million, €328.0 million and €299.7 million, respectively, were recognized as an expense and included in cost of sales.

Write-downs of inventories amounted to €15.6 million and €11.4 million during the year ended September 30, 2024 and September 30, 2022, respectively. There were no write-downs of inventories during the year ended September 30, 2023.

12.
TRADE AND OTHER RECEIVABLES

Current
	September 30, 2024	September 30, 2023
Trade receivables	107,381	91,694
Other receivables	8,845	2,833
	116,226	94,527
Less: expected credit loss	(1,924)	(2,763)
Trade and other receivables	114,302	91,764

The Company’s allowance for expected credit losses was €1.9 million and €2.8 million as of September 30, 2024 and 2023, respectively, and the changes in allowance for charges and settlements during those periods were immaterial.

13.
OTHER ASSETS

Non-Current
	September 30, 2024	September 30, 2023
Other financial assets
Derivative financial instruments	32,609	31,708
Other receivables	—	529
Other financial assets	3,290	4,171
Total other financial assets	35,899	36,408

Other non-financial assets
Other non-financial assets	1,452	1,826
Total other non-financial assets	1,452	1,826
Other non-current assets	37,351	38,234

Current
	September 30, 2024	September 30, 2023
Other current financial assets
Derivative financial instruments	8,104	662
Other financial assets	12,513	8,989
Total other current financial assets	20,617	9,651

Other current non-financial assets
Prepayments	17,514	9,288
VAT receivable	16,696	16,105
Right to return assets	1,411	1,132
Other	827	2,746
Total other current non-financial assets	36,448	29,271
Other current assets	57,065	38,922

The main component of current "Other financial assets" as of September 30, 2024 relates to €9.8 million due from Ockenfels Group GmbH & Co. KG. See Note 30 - Related Party Disclosures. The remainder mainly relates to the government grant for the new production facility in Pasewalk. See Note 21 - Government Grant.

14.
EQUITY

As of September 30, 2024, the Company had 187,829,202 no par value ordinary shares outstanding. As of September 30, 2023, the Company had 182,721,369 ordinary shares of €1.00 par value outstanding.

Capital Reorganization

Prior to the IPO, the Company completed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 par value into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo. Please refer to Note 16 – Tax Receivable Agreement for further details on the TRA.

Initial Public Offering

On October 13, 2023, the Company closed its IPO. Birkenstock issued and sold 10,752,688 ordinary shares at an initial public offering price of $46.00. The total proceeds from the IPO available to Birkenstock, net of underwriting discounts and commissions but before expenses, amounted to $473.6 million (€450.0 million). The underwriting commission fees for the IPO totaled €19.8 million. The deferred offering costs, which were deducted from Share Premium as part of the IPO transaction, amounted to €3.0 million. The Company used the majority of the proceeds received from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the loan outstanding under the agreement with AB-Beteiligungs GmbH (the "Vendor Loan") and $450.0 million (€423.8 million) in aggregate principal amount of borrowings outstanding under the USD-denominated facility under the Senior Term Facilities Agreement entered into by our subsidiary, Birkenstock Limited Partner S.à r.l., in April 2021 (the "Original US Term Loan").

As of October 13, 2023, the Company had 187,825,592 no par value ordinary shares outstanding.

Secondary Offering

On June 28, 2024, the Company completed a secondary offering of ordinary shares on behalf of MidCo ("selling shareholder") at a price of $54.00 per share. On July 3, 2024, as part of the secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at $54.00 per share. This resulted in the sale of 16,100,000 ordinary shares, which were held by the selling shareholder. MidCo remains the Company's controlling shareholder after the secondary offering.

The Company did not issue additional ordinary shares and did not receive any proceeds from the secondary offering. The Company incurred €1.9 million in costs associated with the secondary offering on behalf of the selling shareholder. These costs were recorded in "General administration expenses" during the fiscal year ended September 30, 2024.

15.
LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings from banks:

(in thousand of Euros)	Year of maturity	September 30, 2024	September 30, 2023
Non-current liabilities
Original EUR Term Loan	2028	—	375,000
New EUR Term Loan	2029	375,000	—
Original USD Term Loan	2028	—	730,159
New USD Term Loan	2029	152,883	—
Vendor Loan	2029	208,305	299,560
Senior Notes	2029	428,500	428,500
		1,164,688	1,833,219
Senior Note embedded derivative		28,638	28,638
Less: amortization under the effective interest method		(23,361)	(46,162)
		1,169,965	1,815,695

Current liabilities
Original EUR Term Loan - interest payable	N/A	—	4,197
New EUR Term Loan - interest payable	N/A	3,591	—
Original USD Term Loan - current portion	2028	-	7,347
New USD Term Loan - current portion	2029	7,890	—
Original USD Term Loan - interest payable	N/A	—	10,938
Vendor Loan - interest payable	N/A	3,816	5,488
Senior Notes - interest payable	N/A	9,373	9,373
		24,670	37,343

See Note 6 - Financial risk management objectives and policies for the aggregate scheduled maturities of the loans and borrowings outstanding as of September 30, 2024.

A reconciliation of financial liabilities is as follows:

	Original EUR Term Loan	New EUR Term Loan	Original USD Term Loan	New USD Term Loan	Vendor Loan	Senior Notes	Amortized transaction costs of loans and borrowings *	Total loans and borrowings	Amortized transaction costs of RCF **	Interest cap
October 1, 2022	379,750	—	879,579	—	292,275	437,873	(23,237)	1,966,240	(2,533)	—
Changes from financing cash flows
Proceeds from loans and borrowings	—	—	—	—	—	—	—	—	—	—
Repayment of loans and borrowings	—	—	(52,782)	—	—	—	—	(52,782)	—	—
Interest paid	(21,295)	—	(68,195)	—	—	(22,496)	—	(111,986)	—	—
Total changes from financing cash flows	(21,295)	—	(120,977)	—	—	(22,496)	—	(164,768)	—	—
The effect of changes in foreign exchange rates	—	—	(71,711)	—	—	—	1,851	(69,860)	—	—
Changes in fair value	—	—	—	—	—	—	—	—	—	(2,913)
Change in bank overdraft	—	—	—	—	—	—	—	—	—	—
Interest expense	20,742	—	61,553	—	12,773	22,496	—	117,564	—	—
Amortization of capitalized transaction cost	—	—	—	—	—	—	3,862	3,862	707	—
September 30, 2023	379,197	—	748,444	—	305,048	437,873	(17,524)	1,853,038	(1,826)	(2,913)

October 1, 2023	379,197	—	748,444	—	305,048	437,873	(17,524)	1,853,038	(1,826)	(2,913)
Changes from financing cash flows
Proceeds from loans and borrowings	—	375,000	—	259,524	—	—	—	634,524	—	—
Repayment of loans and borrowings	(375,000)	—	(730,836)	(90,196)	(100,000)	—	—	(1,296,032)	—	—
Interest (paid)/received ***	(26,140)	—	(37,391)	(2,689)	(2,049)	(22,496)	—	(90,765)	—	1,359
Payment of capitalized transaction cost	—	—	—	—	—	—	(3,955)	(3,955)	(1,508)	—
Total changes from financing cash flows	(401,140)	375,000	(768,227)	166,639	(102,049)	(22,496)	(3,955)	(756,228)	(1,508)	1,359
The effect of changes in foreign exchange rates	—	—	(6,573)	(8,573)	—	—	478	(14,668)	—	—
Changes in fair value	—	—	—	—	—	—	—	—	—	2,767
Change in bank overdraft	—	—	—	—	—	—	—	—	—	—
Interest expense	21,943	3,591	26,356	2,707	9,122	22,496	—	86,215	—	(1,359)
Amortization of capitalized transaction cost	—	—	—	—	—	—	26,528	26,528	1,881	—
Capitalized transaction cost not yet paid	—	—	—	—	—	—	(250)	(250)	—	—
September 30, 2024	—	378,591	—	160,773	212,121	437,873	5,277	1,194,635	(1,453)	(146)

* Amortized transaction of loans and borrowings has a positive balance as the value of the embedded derivative bifurcated at inception from the Senior Note exceeds the amount of capitalized transaction costs.

**Transaction fees related to the RCF are capitalized as part of "Other assets."

*** The remainder of interest paid during the year ended September 30, 2024 relates to other financing costs.

For further information on fair values of financial instruments see Note 4 – Fair value measurements.

Term Loans

On April 28, 2021, Birkenstock Limited Partner S.à r.l. entered into a senior facilities agreement (the “Senior Term Facilities Agreement”). Included within the Senior Term Facilities Agreement is a term loan facility (the “Original Term Loan”). Borrowings made pursuant to the Original Term Loan consisted of a Euro-denominated facility with an original aggregate principal amount of €375.0 million (the "Original EUR Term Loan") and a USD-denominated facility with an original aggregate principal amount of $850.0 million (the "Original USD Term Loan"). The Original Term Loan’s maturity was April 30, 2028. The Company paid banking and commitment fees of €15.4 million and €22.7 million on the Euro- and USD-denominated components, respectively, which were capitalized and amortized to "Finance cost, net" using the effective interest method over the life of the loan.

On May 28, 2024 Birkenstock Limited Partner S.à r.l., entered into a term and revolving facilities agreement for a new syndicated credit facility (the "Term and Revolving Facilities Agreement") consisting of a €375.0 million Euro-denominated term loan facility (the "New EUR Term Loan") and a $280.0 million USD-denominated term loan facility (the "New USD Term Loan") (collectively, the "New Term Loan"). Effective on August 2, 2024, the Original Term Loan was extinguished and replaced with the New Term Loan. As such, the amortization of the transaction costs related to the Original Term Loan were accelerated in the year ended September 30, 2024. The New Term Loan maturity is February 28, 2029 and the interest rate is based on EURIBOR (for the New EUR Term Loan) and Term SOFR (for the New USD Term Loan), plus a margin which ranges between 1.60% and 2.60% (for the New EUR Term Loan) and 1.90% and 2.60% (for the New USD Term Loan) depending on the leverage. The Company paid banking and commitment fees of €2.8 million and $1.6 million on the Euro- and USD-denominated components, respectively, which are capitalized and amortized to "Finance cost, net" using the effective interest method over the life of the loan.

In September 2024, the Company made a voluntary prepayment of $100.0 million towards the New USD Term Loan.

ABL Facility and Revolving Credit Facility

On April 28, 2021, Birkenstock Limited Partner S.à r.l. also entered into an agreement for an asset-based lending facility (the "ABL Facility”) under which further loan capital of up to €200.0 million could be drawn down over a five-year period. The ABL Facility required a commitment fee of 0.375% of the drawable loan balance. This commitment fee was paid by the Company on a quarterly basis. The ABL Facility remained undrawn throughout the life of the facility.

On August 2, 2024, the ABL Facility was extinguished and replaced with a new revolving credit facility (the "Revolving Credit Facility") under the Term and Revolving Facilities Agreement. The Revolving Credit Facility allows to draw down further loan capital of €225.0 million until February 28, 2029 and requires a commitment fee of 0.50% of the drawable loan balance. This commitment fee is paid by the Company on a quarterly basis.

The Revolving Credit Facility remains undrawn as of September 30, 2024.

Vendor Loan

On April 30, 2021, in connection with the acquisition of Birkenstock GmbH & Co. KG by Birkenstock Group BV & Co. KG, a subsidiary of the Holding, (the "Transaction"), the Holding entered into a vendor loan agreement with AB-Beteiligungs GmbH for an amount of €275.0 million (the “Vendor Loan”), which bears interest of 4.37% per annum. Interest is due annually upon the anniversary of the Transaction and, at the Company’s election, may be paid in cash or, if not paid in cash, accrues on each annual interest payment date and is included in the principal amount of the Vendor Loan on and following such interest payment date. The Vendor Loan matures on October 30, 2029, which maturity date may be extended at the Company’s election up to three times, with each extension up to six months.

In October 2023, the Company made a voluntary prepayment of €100.0 million towards the Vendor Loan.

Senior Notes

On April 29, 2021, Birkenstock Financing S.à r.l. issued notes in an aggregate principal amount of €430.0 million in a debt offering (the “Senior Notes”). The Senior Notes are scheduled to mature on April 30, 2029 and bear interest of 5.25% annually. Additionally, the Company paid banking and issuance fees of €14.3 million, which are capitalized and being amortized to interest expense using the effective interest method over the life of the Senior Notes.

As per the prepayment clause included in the Senior Notes, the Company recognized this agreement as a hybrid financial instrument which included an embedded derivative. The embedded derivative component was separated from the non-derivative host in the consolidated statements of financial position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the consolidated statements of comprehensive income. See Note 4 - Fair value measurement for additional details.

Pledges

In order to secure the Senior Notes, the Holding pledged 100% of its equity interests in Birkenstock Financing S.à r.l. in favor of the applicable security agent.

The following table presents the guarantors for the New Term Loan, the Revolving Credit Facility and the Senior Notes:

Guarantor	New Term Loan	Revolving Credit Facility	Senior Notes
1. Birkenstock Limited Partner S.à r.l.	Yes	Yes	Yes
2. Birkenstock Group B.V. & Co. KG	Yes	Yes	Yes
3. Birkenstock US BidCo Inc.	Yes	Yes	Yes
4. Birkenstock Components GmbH	Yes	Yes	Yes
5. Birkenstock Digital GmbH	Yes	Yes	Yes
6. Birkenstock Global Sales GmbH	Yes	Yes	Yes
7. Birkenstock IP GmbH	Yes	Yes	Yes
8. Birkenstock Productions Hessen GmbH	Yes	Yes	Yes
9. Birkenstock Productions Rheinland-Pfalz GmbH	Yes	Yes	Yes
10. Birkenstock Productions Sachsen GmbH	Yes	Yes	Yes
11. Birkenstock USA GP, LLC	Yes	Yes	Yes
12. Birkenstock USA, LP	Yes	Yes	Yes
13. Birkenstock USA digital LLC	Yes	Yes	Yes
14. Birkenstock Europe GmbH	Yes	Yes	No
15. Birkenstock Cosmetics GmbH	No	No	Yes
16. Birkenstock Cosmetics USA GP LLC	No	No	Yes
17. Birkenstock Cosmetics USA LP	No	No	Yes

Covenants

ABL Facility Agreement

During the duration of the ABL Facility, the Company needed to comply with a fixed charge coverage ratio. As the ABL Facility remained undrawn throughout the life of the facility, the fixed charge coverage ratio was not required to be tested. The ABL Facility was cancelled on August 2, 2024.

Senior Term Facilities Agreement

The Senior Term Facilities Agreement did not contain any financial covenants with respect to the Original Term Loan.

Term and Revolving Facilities Agreement

As part of the Term and Revolving Facilities Agreement that came into effect on August 2, 2024, as at March 31 and September 30 of each fiscal year, the Company's total net leverage ratio shall not exceed a ratio of 3.50:1.

As of September 30, 2024 and 2023, the Company was in compliance with all financial and non-financial covenants in its debt instruments.

16. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Holding entered into the Tax Receivable Agreement with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo (please refer to Note 15 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of certain tax benefits resulting from the Transaction or that were otherwise available to the Company as of the date of the IPO. Under the TRA, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

As of October 10, 2023, the future payments expected to be made under the TRA totaled approximately $239.4 million for the USD trance and €298.9 million for the EUR tranche over the upcoming 12 years (equaling the approximate undiscounted TRA payments). The fair value (level 3 Fair Value assessment) of the liability for these future payments was determined to be €355.8 million as of October 10, 2023. At inception the fair value was calculated based on expected cash flows with an assumption regarding expected tax payments denominated in USD and EUR as well as discounting to a present value using the original discount value. As the fair value is not less than the amount payable on demand and the TRA could have been terminated at inception, the fair value was determined under the assumption of an early termination. The fair value at inception, together with the respective expected cash flows, determined an effective interest rate for the USD and an effective interest rate for the EUR tranche.

Payments under the TRA are expected to be made in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce taxes paid to a tax authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in "Finance cost, net", in the consolidated statements of comprehensive income in the period in which the change occurs. As of September 30, 2024, the Company's estimate of the expected future undiscounted cash payments to be made under the TRA was updated to $232.8 million for the USD tranche and €296.5 million for the EUR tranche.

Subsequent to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows from the USD tranche as well as EUR tranche and the original effective interest rate. The liability is discounted via the effective interest method and the expenses are recognized within "Finance cost, net." The TRA requires payments to be made in USD and for the EUR tranche to be translated to USD at a spot rate determinable on the date of filing the US tax return for the respective fiscal year. At the end of each reporting period, the TRA liability is remeasured to the Company's functional currency, EUR from USD, for both the USD cash flow tranche and any EUR cash flow tranche that has since been translated into USD under the terms of the agreement. The resulting foreign exchange gain or loss is recognized in the statements of comprehensive income (loss).

The total balance of the TRA liability as of September 30, 2024 amounted to €359.9 million, €15.3 million of which is classified as current.

See Note 6 - Financial risk management objectives and policies for the aggregate scheduled maturities of the TRA as of September 30, 2024.

17.
INCOME TAX

The major components of income tax expense are as follows:

	Year ended September 30,
	2024	2023	2022
Current income taxes	(78,366)	(50,849)	(66,336)
Deferred income taxes	(23,814)	(27,781)	2,923
Income tax expense	(102,180)	(78,630)	(63,413)

For the periods ended September 30, 2024 and 2023, the UK corporate income tax rate of 25% was used to calculate the current taxes due to the migration of Birkenstock Holding plc from Luxembourg to Jersey. The Company has its registered seat in Jersey whereas the effective place of management is in the UK which gives rise to the Company being subject to

UK corporate income tax resulting in an application of the UK corporate income tax rate of 25% instead of the Jersey corporate income tax rate of 0%.

For the period ended September 30, 2022, the Company applied the the Luxembourg corporate income tax rate of 22.8%.

For the foreign subsidiaries, country-specific tax rates were used for each respective period. The calculation of deferred tax assets and deferred tax liabilities was based on tax rates that are likely to be applicable in the period of reversal of the deferred tax assets and deferred tax liabilities.

The income taxes calculated at the effective tax rate reconcile as follows:

	Year ended September 30,
	2024	2023	2022
Net profit before tax	293,782	153,652	250,524
Expected income tax expense at a 25% statutory UK tax rate (prior period: 25% / 22.8% statutory UK and Luxemburg tax rate)	(73,446)	(38,413)	(57,120)
Increased/ decreased by:
- Non-deductible expenses for tax purposes	(2,175)	(2,699)	(1,812)
- Non-deductible share-based compensation	(1,098)	(19,880)	—
- Change in permanent items	—	687	—
- Minimum Taxation	(1,915)	—	—
- Income exempted from tax	1,247	—	—
- Previous years taxes	(5,396)	(5,461)	—
- Changes in non-recognition of deferred tax assets on temporary differences/tax loss carry forwards	(11,369)	(8,400)	(783)
- Tax rate differences	(13,410)	(5,628)	(14,202)
- Tax rate changes	2,461	(142)	—
- Other	2,921	1,306	10,504
Effective income tax expense	(102,180)	(78,630)	(63,413)

The net deferred tax assets and liabilities mainly relate to the following differences between IFRS and the tax base and are shown in the following table:

	September 30, 2024		September 30, 2023
	Assets	Liabilities	Assets	Liabilities
Trade receivables	45	149	223	—
Inventories	64,093	4,385	59,714	2,602
Other current assets	79	2,413	30	125
Property, plant and equipment	6,712	9,580	1,240	9,005
Right-of-use assets	—	45,681	—	27,037
Intangible assets	—	204,456	—	168,297
Other current financial liabilities	12,025	—	7,571	—
Other current liabilities	2,450	926	674	737
Current provisions	10,103	3,012	8,815	627
Other non-current financial liabilities	37,713	7,363	22,245	17,433
Tax loss and interest carryforwards	13,861	—	15,559	—
Deferred tax assets (liabilities)	147,080	277,966	116,069	225,863
Offsetting	(146,963)	(146,963)	(116,069)	(116,069)
Deferred tax assets (liabilities) on balance sheet	117	131,003	—	109,794

The deferred taxes developed as follows:

	September 30, 2024	September 30, 2023
Net amount at October 1	(109,794)	(88,261)
thereof deferred tax assets	—	4,590
thereof deferred tax liabilities	(109,794)	(92,851)
Taxes charged:
to income statement	(23,814)	(27,781)
to other comprehensive income
Exchange differences	2,722	6,249
Net amount at September 30	(130,886)	(109,794)
thereof deferred tax assets	117	—
thereof deferred tax liabilities	(131,003)	(109,794)

For the following (gross) items, no deferred taxes were recognized:

	September 30, 2024	September 30, 2023
Tax loss carry forwards	99,851	53,050
	99,851	53,050

Tax loss carry forwards mainly relate to the Company and foreign entities, which can be carried forward indefinitely. However, due to insufficient projected future taxable income, no deferred taxes on the aforementioned tax loss carry forwards were recognized for the respective periods.

The Company did not recognize deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €597.5 million as of September 30, 2024 (September 30, 2023: €580.5 million) as these are intended to be reinvested.

In December 2021, the OECD published key parameters and model rules on a global minimum tax of 15% (Pillar Two) for multinational enterprises with revenue of more than €750.0 million. Some of the jurisdictions in which we are subject to income taxes, global minimum tax rules have been enacted which can impose detailed reporting obligations and increase compliance and systems-related costs on our businesses. In the UK, where the Company is headquartered, such rules were enacted in July 2023. The Company is not yet subject to these rules as they are effective for fiscal years beginning on or after January 1, 2024. We are continuing to assess the impact of the Pillar Two rules on our business. Currently, we do not expect significant additional tax burden from fiscal year 2025 onwards.

18.
TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES

	September 30, 2024	September 30, 2023
Trade payables	74,680	79,555
Other payables	61,600	43,457
Trade and other payables	136,280	123,012

Other payables consist of refund liabilities, other liabilities for invoices not yet received or not yet approved and still under review at period end.

	September 30, 2024	September 30, 2023
Accruals for personnel	21,969	26,040
Accruals for audit and closing fees	4,283	4,251
Other accruals	3,159	8,354
Accrued liabilities	29,411	38,645

Other accruals as of September 30, 2024, consist primarily of accruals for litigations, commission, and other levies. The main component of Other accruals as of September 30, 2023 relate to IPO legal fees.

19.
OTHER FINANCIAL LIABILITIES

	September 30, 2024	September 30, 2023
Derivatives	625	6,925
Other financial liabilities	3,346	160
Other current financial liabilities	3,971	7,085

For further information of the fair value of financial liabilities see Note 4 – Fair value measurement.

20.
PROVISIONS

The development of the provisions are as follows:

	Personnel obligations	Legal	Other	Total
Balance at October 1, 2022	12,875	15,187	10,750	38,812
Additions	6,229	682	10,969	17,880
Utilization	(1,553)	(3,858)	(7,237)	(12,648)
Reversals	(105)	(1,875)	(86)	(2,066)
Impact of foreign currency translation	(271)	—	(422)	(693)
Balance at September 30, 2023	17,175	10,136	13,974	41,285
thereof current	14,459	10,136	11,900	36,495
thereof non-current	2,716	—	2,074	4,790
Additions	22,830	—	1,629	24,459
Utilization	(12,243)	—	(11,428)	(23,671)
Reversals	(1,642)	(2,520)	(293)	(4,455)
Transfer to accruals	—	(1,145)	—	(1,145)
Impact of foreign currency translation	(277)	—	(165)	(442)
Balance at September 30, 2024	25,843	6,471	3,717	36,031
thereof current	22,908	6,471	1,785	31,164
thereof non-current	2,935	—	1,932	4,867

Provision for Personnel Obligations

The provision for personnel obligations relates to expected employee benefit obligations. These employee benefit obligations include but are not limited to leave, and annual bonuses. Management recognizes provisions for personnel obligations for recognizable risks and uncertain liabilities and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment.

Provision for Legal

The provision for legal is the estimated contingencies related to litigation with the Company’s counterparties. Management recognizes provisions for legal for recognizable risks and uncertain liabilities and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment (see Note 29 – Commitments and contingencies).

Provision for Other

The provision for other primarily relates to the expected sales returns of damaged goods sold to be repaired. Warranties are subject to the local regulations of the respective sale jurisdiction. In accordance with German law, for example, there is a two-year limited legal warranty for sales made to end-customers. Legal warranties for sales made to business customers vary and are subject to terms per contractual agreement. Management recognizes provisions for warranties for recognizable risks and uncertain liabilities and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment.

Additionally, provision for other includes asset retirement obligations from right-of-use assets and onerous contracts.

21.
Government Grant

Government Grant
Balance at September 30, 2022	—
Pledged during the year	10,675
Released to the statement of comprehensive income	(41)
Balance at September 30, 2023	10,634
thereof current	—
thereof non-current	10,634
Pledged during the year	239
Released to the statement of comprehensive income	(499)
Balance at September 30, 2024	10,374
thereof current	—
thereof non-current	10,374

In the year ended September 30, 2023 the Company was awarded a government grant by the state of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. €8.7 million of cash from the state Mecklenburg-Vorpommern was received during the year ended September 30, 2024 and €1.9 million of cash was received on December 12, 2024. Both cash receipts were recorded as a reduction of the other financial assets. See Note 13 - Other Assets.

22.
OTHER CURRENT LIABILITIES

	September 30, 2024	September 30, 2023
VAT payable	7,541	10,111
Non-income tax liabilities	4,072	4,111
Other	1,881	1,740
Other current liabilities	13,494	15,962

23.
REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Year ended September 30,
	2024	2023	2022
B2B	1,083,721	887,957	772,883
DTC	716,687	598,664	466,668
Other	4,282	5,290	3,282
Revenue	1,804,690	1,491,911	1,242,833

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

For details on assets related to contracts with customers refer to Note 12 – Trade and other receivables. Trade receivables as shown in the consolidated statements of financial position relate to the sale of products and other revenue.

The balance of contract liabilities as of each year end is fully recognized as revenue within the next fiscal year.

24.
OPERATING EXPENSES

	Cost of sales
	Year ended September 30,
	2024	2023	2022
Depreciation & amortization	(21,525)	(14,843)	(14,027)
Personnel costs	(193,091)	(153,868)	(119,288)
Cost of materials	(452,872)	(327,954)	(299,691)
Properties & buildings maintenance, occupancy and incidental costs	(22,688)	(20,737)	(14,409)
Logistic expenses	(6,989)	(4,242)	(1,078)
IT & Consulting	(13,048)	(25,209)	(24,047)
Other	(33,800)	(19,265)	(20,491)
Cost of sales	(744,013)	(566,118)	(493,031)

	Selling and distribution expenses
	Year ended September 30,
	2024	2023	2022
Depreciation & amortization	(65,170)	(55,374)	(50,996)
Personnel costs	(98,572)	(87,963)	(71,325)
Marketing and selling expenses	(159,237)	(129,478)	(107,208)
Logistic expenses	(149,605)	(89,377)	(51,806)
IT & Consulting	(28,727)	(71,252)	(43,983)
Other	(5,811)	(22,408)	(22,053)
Selling and distribution expenses	(507,122)	(455,851)	(347,371)

	General administration expenses
	Year ended September 30,
	2024	2023	2022
Depreciation & amortization	(14,596)	(13,196)	(16,238)
Personnel costs	(52,506)	(113,905)	(41,267)
Insurance	(6,548)	(2,965)	(2,703)
IT & Consulting	(27,175)	(24,257)	(24,902)
Other	(12,619)	(17,065)	(1,479)
General administration expenses	(113,444)	(171,388)	(86,589)

The "other" general administration items during the years ended September 30, 2024 and 2023 mainly relate to expenses related to the preparation of the IPO.

The personnel costs line items in the tables above capture also expense relating to social security benefits, including the governmental retirement plan in Germany and four defined contribution plans for employees in the United States as described below:

German Governmental Plan

The Company pays the employer’s contribution for the social security monthly, which includes 9.3% of the gross salary of each employee for the governmental retirement scheme.

The Company's contribution to the German Governmental Plan amounted to €17.5 million, €15.0 million and €12.3 million during the years ended September 30, 2024, September 30, 2023 and September 30, 2022, respectively.

U.S. Defined Contribution Plans

In the United States, the Company participates in four defined contribution plans ("DC plans"): Safe Harbor 401(K) Contribution, Profit Share, Non-Qualified Deferred Compensation Plan and Deferred Compensation Plan for the Managing

Director Americas (U.S.). The Company's contribution to the DC plans amounted to €1.9 million, €1.6 million, and €1.6 million for the years ended September 30, 2024, September 30, 2023 and September 30, 2022, respectively.

25.
FOREIGN EXCHANGE GAIN (LOSS)

	Year ended September 30,
	2024	2023	2022
Realized FX gain (loss)	(23,835)	(15,645)	17,991
Unrealized FX gain (loss)	4,194	(20,411)	27,525
Foreign exchange gain (loss)	(19,641)	(36,056)	45,516

The development of the foreign exchange gain (loss) was primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans. In particular, Birkenstock Global Sales GmbH, a subsidiary of the Company, transfers inventory from our fulfillment centers/production sites in Germany to the third-party fulfillment center of our subsidiary in the U.S., for which the intercompany invoices are denominated in USD. The related trade receivables due to Birkenstock Global Sales GmbH are paid at a later date at the prevailing foreign exchange rate. Therefore, the intercompany trade receivables are affected by a change of the USD relative to the Euro. Additionally, €8.9 million of the unrealized foreign exchange gain during the year ended September 30, 2024, is due to the remeasurement of the USD cash flow tranche of Tax Receivable Agreement liability to the Company's Euro functional currency. See Note 6 - Financial risk management objectives and policies.

The Euro/USD foreign exchange rates are as follows:

	Euro/USD exchange rates
	FX-rate at the beginning of the period	FX-rate at the end of the period	Change of FX-rate during the period in %
Year ended September 30, 2024	1.06	1.12	6%
Year ended September 30, 2023	0.97	1.06	9%
Year ended September 30, 2022	1.16	0.97	-16%

26.
FINANCE RESULT

	Year ended September 30,
	2024	2023	2022
Interest expense - loans	(86,215)	(117,564)	(80,219)
Interest expenses - TRA	(12,975)	—	—
Interest expense - leases	(9,402)	(5,721)	(2,417)
Amortization of transaction costs	(28,409)	(6,150)	(6,102)
Reclassification from OCI to profit or loss from cash flow hedge	(2,665)	(272)	—
Change in FV of senior notes derivative asset	3,814	18,561	(25,371)
Interest income - bank	8,036	2,397	90
Other	516	1,713	1,516
Finance cost, net	(127,300)	(107,036)	(112,503)

The increase in finance costs during the year ended September 30, 2024 compared to the year ended September 30, 2023 is predominately due to the accelerated amortization of the transaction costs related to the extinguished Senior Term Facilities Agreement. Additionally, the introduction of the TRA increased the finance cost due to the unwinding of the discounting. Conversely, interest expense on loans decreased due to the early prepayments made on the Original USD Term Loan and the Vendor Loan during the year ended September 30, 2024.

27.
EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting year.

The calculation of earnings per share is as follows:

	Year ended September 30,
	2024	2023	2022
Weighted number of outstanding shares	187,599,357	182,721,369	182,721,369
Number of shares with dilutive effects	—	—	—
Weighted number of outstanding shares (diluted and undiluted)	187,599,357	182,721,369	182,721,369

Profit attributable to ordinary shareholders	191,602	75,022	187,111
Basic	1.02	0.41	1.02
Diluted	1.02	0.41	1.02

The Company`s management investment plan has no dilutive effect on the earnings per share calculation as all granted awards were settled by an immediate parent rather than by the Company itself. For further information please refer to Note 28 – Share-based compensation.

28.
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

Grant date March 10, 2023
Average revenue growth rates (2023-2027) (%)	16.5%
Average EBITDA margin (2023-2027) (%)	31.0%
Terminal growth rate (2023-2027) (%)	1.5%
After-tax discount rate (%)	9.9%
Average capital expenditure investments	€85.8million
Dividend yield (%)	0.0%
Expected volatility (%)	34.4%
Expected time period (years) (weighted average of the assumed exit event date scenarios)	1.1
Risk free interest rate (%) (weighted average of the assumed exit event date scenarios)	3.2%

If an exit event of the Company, which is defined as initial public offering or sale, takes place during the vesting period, the entire award is immediately fully vested. Accordingly, the vesting period is variable and is subject to re-estimation each reporting date, based on expected timing of an exit event.

As of September 30, 2023, the Company considered the occurrence of an exit event in October 2023 as highly probable, therefore the vesting period was adjusted accordingly, and the majority of the share-based compensation expense was recognized during the year ended September 30, 2023. As the Company closed its IPO on October 13, 2023, the entire award fully vested during the fiscal year ended September 30, 2024 and the Company recognized share-based compensation expenses related to the MIP in the following expense categories:

	Year ended September 30,
	2024	2023
Sales and marketing expenses	(406)	(7,389)
General administrative expenses	(3,185)	(58,004)
Total	(3,591)	(65,393)

29.
COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of its business, the Company enters into purchase obligations related to property, plant and equipment and intangible assets that do not meet the criteria for recognition as at period-end as the asset has not been received and/or costs have not been incurred. The Company also enters into certain lease contracts for buildings and vehicles, which do not meet the criteria for recognition as a lease liability as at each period-end.

The aggregated expected commitments as of September 30, 2024 is as follows:

September 30, 2024
Purchase commitments	25,778
Future lease payments*	13,598
Total	39,376

*Relates to leases not yet commenced to which the Company is committed via signed contracts.

Contingencies

The Company is defending an action brought by a French distributor as a result of the termination of a business relationship. The plaintiff's initial claim amounted to €94.7 million. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff appealed against the decision of the commercial court of Nancy on March 14, 2024 and filed their briefing and claim with the Paris Court of Appeal on June 14, 2024. The Company filed its briefing in response on November 12, 2024. The plaintiff reduced some of its claims but also introduced a new claim. In appeal, their claims total approximately €41.6 million. This change is mainly because the plaintiff made no claim in the appeal regarding the alleged loss of clientele. The Company has recognized a provision for management’s best estimate of probable cash outflow (Note 20 – Other provisions).

30.
RELATED PARTY DISCLOSURES

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer, Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, Chief Technical Operations Officer, President Europe, President Americas and the Board of Directors.

Key management compensation is comprised of the following:

	Year ended September 30,
	2024	2023	2022
Short-term employee benefits	16,964	16,436	12,569
Long-term employee benefits	-	244	—
Post-employment benefits	810	732	839
Termination benefits	19	2,053	120
Share-based compensation (Note 28)	2,952	54,752	—
Total	20,745	74,217	13,528

During the year ended September 30, 2024, director compensation amounted to €0.8 million. This includes the annual grant of restricted share units ("RSUs") to certain non-employee directors with a grant date value of €0.1 million. During the year ended September 30, 2024, 3,610 ordinary shares amounting to €0.1 million were issued to directors upon vesting of the RSUs. The Company incurred no director compensation expenses during the years ended September 30, 2023 and 2022.

Key management personnel transactions

The Company paid personal income taxes of €11.4 million ($12.6 million) in December 2023 for the fully vested MIP program on behalf of key management personnel. This receivable was non-interest bearing which was paid back in full as of September 30, 2024.

The Company maintains a long-term business relationship related to the production of advertising content with a model agency, owned by a family member of our Chief Executive Officer. The Company incurred marketing expenses in the amount of €0.1 million, €0.2 million and €0.5 million during the years ended September 30, 2024, 2023 and 2022, respectively.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, (collectively, the "Predecessor Shareholders") and made lease payments (equivalent to the expenses for the period) in the amount of €0.5 million during the years ended September 30, 2024, 2023 and 2022, respectively. The lease liability amounted to €1.3 million and €1.7 million as of September 30, 2024 and 2023, respectively. The corresponding right-of-use assets amounted to €1.2 million and €1.7 million as of September 30, 2024 and 2023, respectively. Additionally, as of September 30, 2024, the Company also had payables due to Ockenfels in the amount of €1.8 million, related to taxes from activities prior to the Transaction, which was received on behalf of the Predecessor Shareholders.

As of September 30, 2023, the Company had outstanding receivables of €2.5 million due from Ockenfels. As of September 30, 2024, the Company had outstanding receivables of €9.8 million due from Ockenfels, predominantly relating to trade and value added taxes in connection with the Transaction in 2021 and to be reimbursed by Ockenfels in accordance with the agreements governing the Transaction.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and related entities controlled by the shareholders of the Company. The Company incurred €0.3 million, €0.4 million and €2.9 million in consulting fees and cost reimbursement expenses during the years ended September 30, 2024, 2023 and 2022, respectively. Additionally, the Company made sales of €0.7 million, €2.3 million and €3.3 million to related parties during the year ended September 30, 2024, 2023 and 2022.

As of September 30, 2024, the Company has a lease liability of €0.2 million owed to CB Beteiligungs GmbH & Co. KG. As of September 30, 2023, the lease liability amounted to €0.1 million. The corresponding right-of-use asset amounted to €0.2 million and €0.1 million as of September 30, 2024 and 2023, respectively.

As described in Note 16 - Tax Receivable Agreement, in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. There were no payments made under the TRA during the year ended September 30, 2024. The outstanding balance of the TRA liability as of September 30, 2024 was €359.9 million.

31.
COMPOSITION OF THE COMPANY

See accounting policy in Note 3 – Accounting Policies – Consolidation of subsidiaries.

The wholly-owned subsidiaries shown below consist of those necessary to understand the composition of the Company and include the material subsidiaries in each region that the Company operates as well as those subsidiaries associated with debt arrangements, leasing, logistic, and production activities. There were no material changes to the composition of the Company during the years ended September 30, 2024 and 2023.

Name of subsidiary	Registered in
Birkenstock Canada Ltd.	Canada
Birkenstock Components GmbH	Germany
Birkenstock Cosmetics GmbH	Germany
Birkenstock digital GmbH	Germany
Birkenstock Europe GmbH	Germany
Birkenstock Financing S.à r.l.	Luxembourg
Birkenstock France SAS	France
Birkenstock Global Sales GmbH	Germany
Birkenstock Group B.V. & Co. KG	Germany
Birkenstock IP GmbH	Germany
Birkenstock India Private Ltd.	India
Birkenstock Injections GmbH	Germany
Birkenstock Japan Limited	Japan
Birkenstock Logistics GmbH	Germany
Birkenstock MEA FZ LLC	UAE
Birkenstock Netherlands B.V.	Netherlands
Birkenstock Nordic ApS	Demark
Birkenstock Real Estate GmbH	Germany
Birkenstock Product GmbH	Germany
Birkenstock Productions Hessen GmbH	Germany
Birkenstock Productions Rheinland-Pfalz GmbH	Germany
Birkenstock Productions Sachsen GmbH	Germany
Birkenstock Spain S.L.U.	Spain
Birkenstock Trading (Shanghai) Co. Ltd.	China
Birkenstock UK Ltd.	United Kingdom
Birkenstock US BidCo Inc.	USA
Birkenstock USA LP	USA
S&CC Portugal Unipessoal, Lda.	Portugal

32.
SUBSEQUENT EVENTS

As described in Note 5 - Segment Information, for the fiscal year 2024, the Company’s four operating segments were Americas, Europe, ASPA, and MEAI which are reported as three reportable segments - Americas, Europe and APMA. During the first quarter of the fiscal year 2025, the Company changed the structure of its internal organization to merge the Middle East and Africa regions (within MEAI) with the Europe operating segment to create a new operating segment, Europe, Middle East, and Africa (“EMEA”), while the India region has been merged with the ASPA operating segment to create the new operating segment, APAC, and therefore the MEAI operating segment ceased to exist. The change was due to the operational advantages and complementary benefits between the regions. No changes were made to the composition of the Americas operating segment. As a result, starting with fiscal year 2025, the Company has three operating as well as reportable segments - Americas, EMEA and APAC.