Form 20-F
period 2025-09-30
Birkenstock Holding plc
filed 2025-12-18
CIK 1977102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 183,906,056 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐
				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

References to “Euro” or “€” means the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. All references to the “British Pound,” “GBP” or “£” are to the legal currency of the United Kingdom and Crown dependencies, including Jersey. All references to “U.S. Dollars,” “Dollars,” “USD” or “$” are to the legal currency of the United States. All references to “Canadian Dollars” or “CAD” are to the legal currency of Canada. All references to “Japanese Yen” or “JPY” are to the legal currency of Japan. All references to “Indian Rupee” or “INR” are to the legal currency of India. In this Annual Report, unless otherwise noted, amounts that are converted from Euro to U.S. Dollars are converted at an exchange rate of $1.11 per €1 and $1.08 per €1, the average exchange rate for the year ended September 30, 2025 and for the year ended September 30, 2024, respectively.

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
•
CGU refers to cash generating unit;

•
Code refers to the Internal Revenue Code of 1986, as amended;
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
•
Jersey Companies Law refers to the Companies (Jersey) Law 1991, as amended;
•
JFSC refers to the Jersey Financial Services Commission;
•
June 2024 Secondary Offering refers to the secondary offering of ordinary shares, which the Company completed on behalf of MidCo on June 28, 2024 and pursuant to which MidCo sold 16,100,000 ordinary shares, including subject the underwriters' option to purchase additional ordinary shares which they exercised on July 3, 2024;
•
L Catterton refers to a U.S.-headquartered and consumer-focused investment firm that acquired a majority stake in BIRKENSTOCK through affiliated entities in 2021;
•
May 2025 Secondary Offering refers to the secondary offering of ordinary shares, which the Company completed on behalf of MidCo on May 30, 2025 and pursuant to which MidCo sold 20,027,344 ordinary shares;
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
•
PFIC refers to a passive foreign investment company for U.S. federal income tax purposes;
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

•
Share Redemption refers to the Company's repurchase from the underwriters of 3,927,344 ordinary shares that were subject to the May 2025 Secondary Offering by way of redemption;
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
•
Term Loan refers to the EUR Term Loan and the USD Term Loan, collectively;
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

Our fiscal year ends September 30. References to “fiscal 2025” or “FY 2025” refer to the fiscal year ended September 30, 2025, and references to other fiscal years follow the same convention.

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
•
our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts;
•
risks related to merchandise returns;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores;
•
economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them;
•
the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions;
•
risks related to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;

•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
currency exchange rate fluctuations;
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
•
fluctuations in product costs and availability due to fuel price uncertainty;
•
failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
our dependence on the services and reputation of our Chief Executive Officer;
•
adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights;
•
regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems;
•
payment-related risks related to the use of credit cards and debit cards;
•
the reliance of our operations, products, systems and services on complex IT systems;
•
risks related to international markets;
•
risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters;
•
risks related to climate change and regulatory responses to it;
•
inadequate insurance coverage, or increased insurance costs;
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
•
our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts;
•
risks related to merchandise returns;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores;

•
economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them;
•
the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions;
•
risks related to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
currency exchange rate fluctuations;
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
•
fluctuations in product costs and availability due to fuel price uncertainty;
•
failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
our dependence on the services and reputation of our Chief Executive Officer;
•
adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights;
•
regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems;
•
payment-related risks related to the use of credit cards and debit cards;
•
the reliance of our operations, products, systems and services on complex IT systems;

•
risks related to international markets;
•
risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters;
•
risks related to climate change and regulatory responses to it;
•
inadequate insurance coverage, or increased insurance costs;
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
•
our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; and
•
natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control.

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

Our business and financial performance is largely dependent on the image, perception and recognition of the BIRKENSTOCK brand, which, in turn, depends on many factors such as the distinctive character and quality of our products and product design, the image and presentation of our online and retail stores, our social media and content distribution activities, public relations and marketing and our general corporate and market profile, which can be, and have been from time to time, adversely affected for reasons within and outside our control. For example, our products can be, and have been from time to time, actively or mistakenly presented in a specific context not related to our brand (e.g., ethically, religiously, politically); we could experience, and have experienced from time to time, customer dissatisfaction through our customer service in our DTC or B2B channels; we could have, and have had from time to time, issues with our suppliers, such as quality control problems, affecting the quality of our products or our reputation; and we could be, and have been from time to time, the subject of negative publicity, including inaccurate adverse information.

Our brand value also depends on our ability to maintain positive consumer perception of our corporate integrity and culture, including with regard to the sustainability of our products. Negative claims or publicity involving us or our products, the third-party brands we partner with for collaborations or the production methods of any of our suppliers or the materials we or they source or use could seriously damage our reputation and brand image, regardless of whether such claims or publicity are accurate. In addition, we have been increasing our online presence through our expanding e-commerce business. Our social media presence amplifies consumer engagement with the BIRKENSTOCK brand; however, it reduces our control over brand perception due to the proliferation of consumer comments and hashtags and, thus, our brand could become associated with content that is not aligned with our values. Customers may provide, and have provided from time to time, feedback and public commentary about our products and other aspects of our business online through social media platforms and any negative information concerning us, whether accurate or not, may cause harm to our brand without affording us an opportunity for redress or correction. Social media influencers or other endorsers of our products could engage in behavior that reflects poorly on our brand, the occurrence of which is beyond our control, and their behavior may be attributed to or associated with us or otherwise adversely affect us. In connection with, and subsequent to, our IPO, we experienced a significant growth in media coverage. Our brand reputation could be harmed if it becomes associated with negative publicity, such as if we or our senior executives were to take positions on social or other issues that may be unpopular with some consumers, which may impact our ability to attract or retain customers. Social media, which accelerates and potentially amplifies the scope of negative publicity or fictitious information, can increase the challenges of responding to negative claims. Our brand reputation could also be harmed if we experience a cyber-attack or loss of consumer data. Adverse publicity could undermine consumer confidence in the BIRKENSTOCK brand and reduce demand for our products, even if such publicity is unfounded. Any failure to maintain favorable brand recognition could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from both established companies and newer entrants into the market, and our failure to compete effectively could have a negative impact on our revenues and our reputation.

The footwear, skincare, accessories and sleep system industries are very competitive, and we expect to continue to face intense competition. Competitive factors that affect our market position include our ability to predict and respond to changing consumer preferences, trends and tastes in a timely manner (see also “—Our business is subject to changes in consumer preferences, and if we are unsuccessful in adapting to any such changes, it may adversely impact our business.”), our ability to continue marketing and developing new products that appeal to consumers, our ability to accurately predict customer and consumer demand and ensure product availability, the strength and recognition of the BIRKENSTOCK brand, our ability to price our products competitively, our ability to manage the impact of the rapidly changing retail environment and the expansion of our online presence, our ability to adapt to changes in technology and artificial intelligence ("AI"), and our marketing and content distribution efforts.

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

Our DTC channel consists of our e-commerce sites and a network of owned retail stores. Since 2016, we have significantly expanded our DTC channel through the expansion of e-commerce and our own-store network. With our DTC channel representing 38% of our revenues for the fiscal year ended September 30, 2025, one of our strategies is to increase the proportion of our revenues from DTC through the continued expansion of our own-store network and e-commerce business globally. Channel growth dynamics can vary based on consumer preferences.

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

We are also subject to certain additional risks and uncertainties associated with our e-commerce platforms, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues from website software upgrades, data and system security, cyber attacks, computer viruses and changes in applicable international, federal and state regulations. We also must keep up-to-date with competitive technology trends and resulting rapid shifts in consumer behavior, including, among other things, the use of new or improved technology, creative user interfaces and other e-commerce marketing tools, such as paid and unpaid search, and mobile applications, which may increase our costs and which may not succeed in increasing revenues or attracting consumers. Emerging trends, such as large multimodal search and agentic AI, may fundamentally alter how customers discover, evaluate, and purchase products, as well as how we operate and deliver services. Any of these changes could require significant adaptation of our business model and capabilities. In addition, the use of credit and debit cards in our online platform, which are handled by external service providers, are subject to rules relating to the processing of credit card payments.

Any of these risks could have a material adverse effect on our business, financial condition and results of operations. See also "—Our ability to successfully operate and expand retail stores depends on our ability to negotiate lease terms, achieve brand awareness and hire employees, among other factors" and “—Risks Related to Intellectual Property, Information Technology and Data Security and Privacy—Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and security breaches.”

Our business is subject to changes in consumer preferences, and if we are unsuccessful in adapting to any such changes, it may adversely impact our business.

Our continued success depends in part on the continued attractiveness of the design, styling, production, merchandising and pricing of our products to consumers. Our products must appeal to a consumer base whose preferences cannot be predicted with certainty and are subject to change as our industry is subject to sudden shifts in consumer trends and spending. Consumers also focus on ESG matters when making purchasing decisions. It is possible that consumer preferences will continue to change based on evolving ethical or social standards, such that certain of our products may potentially become less desirable to certain consumers. Uncertainty in global economic conditions may also result in unpredictable consumer spending trends.

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

Our success and future growth depends on our ability to attract and retain consumers, which in part may depend on the effectiveness and efficiency of our marketing efforts, including our ability to continue to improve brand awareness, identify the most effective brand messaging and efficient levels of spending in each market, determine the appropriate creative messages and media mix for marketing and promotional expenditure and effectively manage marketing costs. In particular, we may need to increase our marketing spend in order to take advantage of growth opportunities in our growth markets, particularly in Asia and the Middle East, and to accelerate penetration of underserved customer segments in our core markets. We may also be required to increase marketing spend in order to develop our e-commerce business consistent with our strategy. Any factors adversely affecting our ability to increase or enhance our marketing activities and capabilities could adversely affect demand for our products and in turn have a material adverse effect on our business, financial condition and results of operations.

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

In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net revenues is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent or large purchases of the products we offer. If existing customers no longer find our products appealing or are not satisfied with our customer service or if we are unable to timely update our products to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

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

Our ability to successfully operate and expand our owned retail stores depends on many factors, including, among others, the availability of attractive store locations, our ability to negotiate acceptable lease terms, including desired rent and tenant improvement allowances, achieve brand awareness, affinity and purchase intent in our markets, achieve increased revenues and gross profit margins at our stores, hire, train and retain store associates and field managers, assimilate store associates and field managers into our corporate culture and source and supply sufficient inventory levels. If we are unable to successfully operate any of our retail stores due to our failure to satisfy any of these factors, our business, financial condition and results of operations could be materially adversely affected.

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

For example, the tariffs imposed by the U.S. administration in early April 2025 (Liberation Day), and the countermeasures taken by the EU and other countries since, significantly increased the level of geopolitical and macroeconomic uncertainty. Although on July 27, 2025, the United States and the EU announced a trade deal, subject to which all goods imported from the EU to the United States are subject to at least 15% U.S. tariffs, the rapidly changing global trade environment has introduced a significant amount of uncertainty and potential disruption. Any recently imposed, new or increased tariffs or other trade barriers could adversely affect consumer behavior and demand for our products, negatively impact our ability to manage inventory and/or dampen economic growth or lead to a recession in certain countries or globally, each of which factors could have a material adverse effect on our business, financial condition and results of operations.

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

We own the majority of our production sites and one of our largest logistics sites, including machinery. Because real property investments are relatively illiquid, our ability to promptly sell one or more properties on reasonable terms in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time, exposing us to possible liabilities and losses.

We own the majority of our production sites and one of our largest logistics sites, including machinery. Because real property investments are relatively illiquid, our ability to promptly sell one or more properties on reasonable terms in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time, exposing us to possible liabilities and losses. In addition, even if we are able to promptly sell one or more of our properties, we cannot predict whether we will be able to sell such properties for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any property we might wish to sell. Switching production sites would involve increased expenses, including due to movement of existing machinery and potential idling of existing owned production sites. Any of the above could expose us to possible liabilities and losses and have a material adverse effect on our business, financial condition and results of operations.

Our non-footwear products face distinct risks, and our failure to successfully manage these businesses could have a negative impact on our profitability.

In addition to our core footwear products, our product offering includes skincare, accessories and sleep systems. The successful operation and expansion of these products are subject to certain business and operational risks that are different from those we experience with our footwear products, including an intense competitive environment, where we face a number of large and specialized competitors with an established market presence, and a different regulatory framework. Failure to successfully manage these products could result in increased costs and a reduction of revenues affecting our profitability, as well as damage to our reputation and brands, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we invest in technology, business infrastructure, new businesses, new product offerings, manufacturing innovation and the expansion of existing businesses, such as the investment in our Pasewalk, Germany production site, the redesign of our Görlitz, Germany production site, the investment in our Portuguese components operation, and the recent signing of a definite agreement to acquire a production facility in Wittichenau, Germany, which require substantial cash investments and management attention. We believe cost-effective investments and further integration of our production operations are essential to business growth and profitability; however, significant investments are subject to risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment to provide expected returns or profitability in a timely manner or at all could have a material adverse effect on our business, financial condition and results of operations.

We may seek to grow our business through acquisitions of, or investments in, facilities or technologies or through other strategic initiatives; the failure to adequately manage these acquisitions, investments or initiatives, integrate them with our existing business or realize anticipated returns could adversely affect us.

From time to time, we consider opportunities to acquire or make investments in facilities or technologies or pursue other strategic initiatives that may enhance our capabilities or expand our production and supplier network. For example, in September 2025, we signed a definite agreement to purchase a production facility in Wittichenau, Germany, and in October 2025, we completed the acquisition of our long-standing distributor Birkenstock Australia Pty. Ltd. Acquisitions, investments and other strategic initiatives involve numerous risks, including problems integrating the acquired facilities or technologies, as well as issues maintaining uniform standards, procedures, controls, policies and culture; unanticipated costs associated with acquisitions, investments or other strategic initiatives; diversion of management’s attention from our existing business; adverse effects on existing business relationships with suppliers, outsourced manufacturing partners and other third parties; potential loss of key employees of acquired businesses; and increased legal and accounting compliance costs.

We may be unable to identify acquisitions, investments or other strategic initiatives we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to retain any key personnel, suppliers or customers. Furthermore, even if we complete such transactions and effectively integrate the newly acquired business or strategic initiative into our existing operations, we may fail to realize the anticipated returns or fail to capture the expected benefits in a timely manner or at all, such as strategic or operational synergies or cost savings. The efforts required to complete and integrate these transactions could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions, investments or other strategic initiatives, if we are unable to integrate any acquired facilities or technologies effectively or if we fail to realize anticipated returns or capture expected benefits, it could have a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or manage any future growth effectively, our brand image and financial performance may suffer.

We have expanded rapidly, leading our transition to become a revered global brand and we have limited operating experience at our current size. Our substantial growth has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, planning, production, logistics, and distribution functions, to upgrade our management information systems and other processes and to obtain more space for our production facilities. Moreover, our new innovations may require either new or different infrastructure, relationships or processes. Our continued growth could increase, and has increased from time to time, the strain on our resources potentially leading to serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products and delays in production and shipments. The ongoing expansion of our production facilities, including at our sites in Arouca and Görlitz and, going forward, at our new facility in Wittichenau, Germany, which we signed a definite agreement to acquire in September 2025, could cause, and has in the past caused, inefficiencies resulting from, among other things, the movement of machinery, idling of existing production lines and the integration of IT-systems, such as SAP. These difficulties could lead, and have in the past led, to capacity limitations, which in turn could likely result in the erosion of our brand image and may have a material adverse effect on our business, financial condition and results of operations.

Challenging business, economic, market or political conditions may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including reductions in consumer spending, tariffs and other trade policy actions, adverse changes in interest rates, adverse changes in currency exchange rates, volatile commodity and other markets, inflation and contraction in the availability of credit in the market. For example, discretionary spending generally declines during periods of economic uncertainty. In a prolonged economic downturn in the regions in which we operate, we may experience declining revenues or decelerating revenue growth as a result of general reduced consumer spending. In addition, consumers have access to lower-priced offerings and, during economic downturns, may shift purchases to these lower-priced or other perceived value offerings. These trends also affect the business of our wholesale customers, which in turn has an adverse impact on our revenues from these distribution channels. As a result, a slow-down in the general economy may cause a decline in demand for our products. If economic conditions result in decreased spending on footwear and have a negative impact on our consumers and suppliers, our business, financial condition and results of operations may be materially adversely affected.

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

Our business, financial condition and results of operations may also be materially adversely affected by a challenging political climate, including events such as invasions, wars, civil unrest and terrorist activities and the imposition of sanctions and importation limitations. As examples, the conflict in the Middle East involving Israel, the Hamas in Gaza and the Hezbollah in Lebanon, and the war between Russia and Ukraine have led to disruption, instability and volatility in global markets and industries (see also "—If we encounter operational challenges relating to the distribution of our products, our business could be adversely affected."). In response to the war between Russia and Ukraine, the United States, the EU and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia and Russian interests, including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. Such governments have threatened additional sanctions and controls and may take other actions should the conflict further escalate. We have no operations in Russia or Ukraine, but the war continues to impact the surrounding region. While we have not experienced material supply chain disruptions to date, we are unable to predict how the war between Russia and Ukraine will develop or guarantee that we will not experience material supply chain disruptions in the future, including as a result of the conflict in the Middle East. Any further escalation or widening of such existing conflicts, e.g. with respect to Iran’s direct attacks on Israel and Israel’s retaliation, or in light of North Korea’s apparent involvement in the war between Russia and Ukraine, as well as any new conflicts (for example, involving China and Taiwan), could have a further adverse impact on the global economy, supply chains and demand, thereby materially adversely affecting our business, financial condition and results of operations.

Inflation could adversely impact our business, financial condition and results of operations.

Inflation in the EU, the United States and other jurisdictions in which we operate began to rise significantly in late 2021, although it has slightly improved in fiscal 2024 and fiscal 2025. The rise of, and uncertainty regarding, inflation is primarily believed to be the result of the economic impacts from pandemics, including the global supply chain disruptions, government stimulus packages, strong economic recovery and associated widespread demand for goods, as well as geopolitical conflicts, and recently imposed, new or increased tariffs, among other factors. For instance, global supply chain disruptions have resulted in shortages in materials, which has led to inflationary cost increases for materials and energy, and could in the future cause further cost increases as well as scarcity of certain products. We have experienced, and may in the future experience, inflationary pressures in certain areas of our business, including with respect to employee wages and the cost of materials, transportation and energy. We cannot predict any future trends in the rate of inflation or associated increases in our operating costs along with a potential weakening of consumer spending power and how that may impact our business. To the extent we are unable to recover higher operating costs and a potential weakening of consumer spending power resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit margins could decrease, and our business, financial condition and results of operations could be adversely affected.

We are exposed to currency exchange rate fluctuations.

As we conduct business and operate internationally, we are exposed to the risk of foreign currency exchange rate fluctuations arising from transactions that are denominated in currencies other than the functional currency of the respective fully consolidated subsidiary. This foreign currency risk is primarily driven by intercompany receivables for inventory as Birkenstock Global Sales GmbH, a subsidiary of ours, transfers inventory from our production sites/logistics centers in Germany to the third-party fulfillment centers of other subsidiaries, for which, in most cases, the intercompany invoices are denominated in the local currency of the receiving entity. We are particularly exposed to fluctuations in the exchange rate of the U.S. Dollar to the Euro because we have a significant presence in the United States. We have experienced and may continue to experience increased adverse foreign currency fluctuations, which we attribute, in part, to the significant uncertainty surrounding the global trade environment. See also "—Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations."

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

The occurrence or resurgence of global or regional health events, such as pandemics, and related governmental, private sector and individual consumer responses, could contribute to a recession, depression, or global economic downturn, reduce store traffic and consumer spending, result in temporary or permanent closures of retail locations, offices, and factories, and could negatively impact the flow of goods. Such events could cause health officials to impose restrictions and recommend precautions to mitigate the health crisis such as the temporary closure of our stores, limitations on the number of visitors allowed in our stores at any single time, minimum physical distancing requirements, and limited operating hours. A health event could also have, and has had from time to time, a negative impact on our employees, customers, and brand by reducing consumer willingness to visit stores, malls, and lifestyle centers, and employee willingness to staff our stores. A global or regional health event may also cause long-term changes to consumer shopping behavior, preferences and demand for our products that may have a material adverse effect on our business, financial condition and results of operations.

A global or regional health event could have, and has had from time to time, a significant and adverse impact on our supply chain if the factories that manufacture our products, the distribution centers where we manage our inventory, or the operations of our logistics and other service providers are disrupted, temporarily closed, or experience worker shortages.

Risks Related to Our Sales and Distribution Channels

Our sales and distribution channels are dependent on cooperation with third parties.

We rely on our ability to work together with third parties in our B2B channel to ensure that our products are sold in environments and in a manner consistent with our brand image. For the fiscal year ended September 30, 2025, sales through third parties in our B2B channel accounted for 62% of revenues. In the event of a dispute with a wholesaler or distributor, we may not have adequate contractual recourse, and insurance, if any, may not be sufficient to cover the cost of a potential claim. If we cannot replace or engage such third parties that meet our specifications in a short period of time, that could increase our expenses and cause shortages of our products. In addition, actions by these third-party sales and distribution channels that do not comply with our policies, such as presenting our products in a manner inconsistent with our preferred positioning or offering our products alongside “look-alike” products, could damage our brand and reputation. If our third-party partners do not maintain the standards of quality, brand positioning and exclusivity we require, or if they otherwise misuse the BIRKENSTOCK brand, there is a risk that our reputation and the integrity of the brand may be damaged. This may in turn have a material adverse effect on our business, financial condition and results of operations.

We face risks arising from the transformation of our operations through the conversion of wholesale distribution markets to owned and operated markets, as well as any productivity or efficiency initiatives we undertake in the future.

We continuously assess opportunities to streamline operations, achieve cost savings and fuel long-term profitable growth. For example, in some regions we have evolved our global distribution strategy from primarily wholesale distribution to operating through owned individual offices and local entities, with a view to having further distribution control as well as driving revenue. The implementation of our transformation strategy presents a number of significant risks, including: actual or perceived disruption of service or reduction in service levels to customers and consumers; actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; difficulty in obtaining timely delivery of products of acceptable quality from suppliers; diversion of management attention from ongoing business activities and strategic objectives; disruption to our culture; failure to maintain employee morale and retain key employees; and actual or threatened claims and law suits from current or former distributors.

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

We rely on both our own and third-party logistics centers to warehouse and ship products to our e-commerce customers, retail stores, wholesale partners and distributors throughout the world. These centers are subject to operational risks, including, among other things, mechanical and IT system failure, cyber-attacks, work stoppages or increases in transportation costs and the impact of pandemics, diminished vessel capacity, port congestion and strikes, cross border trade barriers, natural disasters, political crises, civil unrest and other catastrophic events. Such and other disruptions could have an adverse effect on the availability of our in-store and warehoused inventory and would divert financial and management resources. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution facilities. If we encounter problems with our distribution systems, whether our own or those of third parties, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected. Additionally, the success of our e-commerce business and the satisfaction of consumers depend on their timely receipt of products. The efficient flow of our products requires that our own and third-party operated distribution facilities have adequate capacity to support the current level of e-commerce sales and any anticipated increased levels that may follow from the planned growth of that part of our DTC channel. As a result, we could incur, and from time to time have incurred, significantly higher costs and longer lead times associated with distributing our products to consumers and experience dissatisfaction from consumers, which could have a material adverse effect on our business, financial condition and results of operations.

For example, recently ports in Northern Europe, including Rotterdam and Antwerp, were affected by labor strikes, as were ports at the U.S. East Coast in the past, which combined with the ongoing war between Russia and Ukraine as well as the conflict in the Middle East and the related Red Sea crisis, where Houthi forces based in Yemen and backed by Iran have been attacking freighters, have impacted lead times, and the resulting financial and economic sanctions imposed by various countries and organizations have affected transportation costs.

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

While our strategy is to continue to grow our DTC channel, our ability to attract and retain strategic wholesale partners remains critical to our continued success and growth.

Our wholesale partners purchases generally occur on an order-by-order basis, under a variety of framework agreements. If any major wholesale partner decreases or ceases purchasing from us, cancels its orders, reduces the floor space, assortments, fixtures or advertising for our products or changes the manner of doing business with us for any reason, including as a result of a consolidation among our wholesale partners, such actions could adversely affect our business. In addition, a decline in the performance or financial condition of a major wholesale partner, including bankruptcy or liquidation, could result in a material loss of revenues to us and cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to our receivables from that partner or limit our ability to collect amounts related to previous purchases by that partner. For example, as a precautionary matter, we have, from time to time, requested certain wholesale partners pay deposits for their orders. These measures and other measures we may adopt to mitigate credit risk, however, may not be successful. In addition, retail consolidation could lead to fewer wholesale partners, wholesale partners seeking more favorable price, payment or other terms from us and a decrease in the number of stores that carry our products. While we seek to insure credit risk in certain cases, there can be no assurance that in the future we will be able to obtain credit risk insurance at commercially attractive terms or at all.

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

We have entered into a number of services arrangements with third-party service providers for the operation of distribution centers. In addition, we have entered into service agreements with third-party providers in Portugal, primarily for the production outsourcing of leather components.

In the event the services of these service providers are disrupted or terminated and we do not engage suitable replacements on commercially acceptable terms or in a timely manner, we may not be able to effectively deliver our products to consumers and our wholesale partners, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Supply Chain

Our business is affected by seasonality and weather conditions, which from time to time results in fluctuations in our operating results as well as excess or reduced inventory.

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

Lower demand may result in excess inventory, which may require us to sell these products at discounted prices or to build up more finished goods inventory than expected and incur additional costs, which could, in turn, adversely affect our results of operations. At the same time, if we are unable to procure certain raw materials due to supply chain disruptions or fail to manufacture a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand. If weather conditions permit us to sell seasonal products early in the season, this may reduce inventory levels needed to meet customers’ needs later in that same season, which could have a negative impact on our revenues during our busiest season. Any inability to effectively manage seasonality and weather conditions could have a material adverse effect on our business, financial condition and results of operations. See also “—Our operating results depend on effectively managing inventory levels, and any excess inventories or inventory shortages could harm our business."

Any adverse events influencing either the sustainability of the supply chain or our relationship with any major supplier or any increases in the costs of raw materials or labor, or any scarcity thereof, could adversely affect our business.

Our ability to competitively price our products depends on the cost of components (including those produced at our manufacturing facility in Arouca, Portugal), services, labor, equipment and raw materials, including leather and other materials used in the production of our products. The cost of services and materials is subject to change based on availability and market conditions that are difficult to predict. Various conditions, such as changes in food consumption patterns affecting the availability of leather, as well as changes in climate conditions impacting the availability of cork, jute or latex, affect the cost of our footwear. However, very few raw materials are traded as commodities (e.g., latex). We use certain public price and market tracking information as references for price developments. Factors such as weather and climate conditions, demand of competing industries (e.g., leather for car manufacturers, furniture) and general economic factors, such as global supply chain flows, supply and demand and raw material price developments, affect the cost of our materials.

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

Efficient inventory management is a key component of our business success and profitability, and our ability to manage our inventories effectively is an important factor in our operations. Inventory shortages can impede, and from time to time have impeded, our ability to meet demand, adversely affect the timing of shipments to customers and, consequently, diminish brand loyalty and decrease revenues. Conversely, excess inventories can result in lower gross profit margins if we lower prices in order to liquidate excess inventories. In addition, inventory may become obsolete as a result of changes in consumer preferences or otherwise. In most of our markets and channels, we forecast demand and pre-produce products based on such forecasts. However, our forecasts may not accurately predict consumer trends or purchasing actions and therefore may not match actual demand. The accuracy of our forecasts is especially dependent on our overall lead time which is subject to several factors, including the lead time of material and service providers and the duration of our internal business process. Longer overall lead times may lead to less accurate forecasts. If we have inadequate inventory to meet customer demand, then we experience delays in delivering products to customers. Conversely, if we have excess inventory, we may have to take unanticipated markdowns to dispose of such excess inventory. Any inability to effectively manage our inventory could have a material adverse effect on our business, financial condition and results of operations.

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

We are dependent on good relationships with our employees, employee representative bodies such as works councils (Betriebsräte) and group work council (Konzernbetriebsrat), and other stakeholders to successfully operate our business. Personnel expenses make up a significant portion of our costs and we are obliged to comply with various works council and other agreements that are in place with works councils and other employee representative bodies. In addition, we have a collective bargaining agreement in one of our facilities in Germany. At our German locations we regularly conduct, or are involved in, negotiations with the relevant employee representative bodies, are engaged in a constant dialogue about any topics, which are subject to co-determination, and strive to maintain a balanced relationship with unions. Any deterioration of these relationships could adversely impact our business, financial condition and results of operations.

Although we believe that we generally have good relations with employee representatives and employees today, there is no guarantee that these relations will not deteriorate and that labor disputes will not arise in the future. We have occasionally had to deal with strikes or similar conflicts with trade unions and our employees in the past and may be confronted with them again in the future. In particular, conflicts could arise when current collective agreements expire or need to be renegotiated. Such strikes, conflicts, work stoppages or other industrial action could disrupt our production and sales activities, damage our reputation and adversely affect our customer relationships, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is dependent on our ability to protect, maintain and enforce our trademarks and other IP rights. We own a portfolio of United States and international IP rights for our brands and certain of our product designs. Patent, trademark and other IP laws vary significantly throughout the world. A number of foreign countries do not protect IP rights to the same extent as they are protected in the United States. Therefore, our IP rights may not be as strong or as easily enforced outside of the United States. The BIRKENSTOCK brand is our most material IP asset. We endeavor to enforce our IP rights against any third parties that we believe are infringing, misappropriating or otherwise violating such rights. We cannot be sure that the actions we take to establish and protect our trademarks and other IP rights will be adequate, and we may not be, and from time to time have not been, able to prevent imitation of our products by others. Third parties have in the past and may in the future create counterfeit products using our brand and trademarks, or otherwise infringe, misappropriate or otherwise violate our IP rights. Monitoring unauthorized use of our IP is difficult and costly, and we may not always be able to secure protection for, become aware of or stop infringement, misappropriation or other violations of, our IP rights. From time to time, we may need to resort to litigation to enforce our IP rights, which could result in substantial costs and diversion of our resources. In addition, third parties may seek to challenge, and have challenged in certain instances, the validity or enforceability of our trademarks or other IP rights. We do not and will not always succeed in defending against all such claims, which may result, and in certain instances has resulted, in some of our trademarks or other IP rights being cancelled.

Our footwear designs, in particular for several of our core products, are often not protected by design patents or other design rights. This may mean that we cannot legally prevent third parties from creating “lookalike” products or products that otherwise use our designs. Beginning in 2018, we modified our approach to IP protection and enforcement and began to more consistently seek to register our design rights and seek to obtain patents on new products and to consistently enforce our IP rights against infringement. However, our ability to enforce our IP rights with respect to counterfeit or infringing products on the market may in some cases be challenged by defendants as barred in certain jurisdictions based on allegations that we failed to timely enforce our IP rights. In addition, our endeavors to establish robust IP protection may not always be, and from time to time have not been, successful. For example, in February 2025, the Federal Court of Justice of Germany (Bundesgerichtshof) rejected our appeals to establish copyright protection for certain of our footwear products in Germany.

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

We are subject to certain applicable Privacy Laws. Compliance with Privacy Laws requires adhering to stringent legal and operational obligations and therefore the dedication of substantial time and financial resources, which may increase over time (in particular in relation to any transfers of relevant personal data to third parties located in certain jurisdictions). Failure to comply with the Privacy Laws may result in us incurring fines or facing other enforcement action, reputational damage, claims resulting from litigation, or judicial or extrajudicial settlements. For example, failure to comply with the EU General Data Protection Regulation ("GDPR"), or the United Kingdom General Data Protection Regulation ("UK GDPR"), depending on the nature and severity of the non-compliance, could attract regulatory penalties under both regimes for such non-compliance of up to the greater of: (i) €20 million / £17.5 million; or (ii) 4% of an entire group’s total annual worldwide turnover, as well as the possibility of other penalties, enforcement actions (such as suspension of processing activities and audits) and liabilities from third-party claims.

We are also subject to the GDPR and/or UK GDPR rules with respect to any cross-border transfers of personal data we make out of the EEA and/or the UK. Recent legal developments in the EU and the UK have created complexity regarding transfers of personal data from the EEA and/or the UK (as applicable) to the United States. We rely on various transfer mechanisms in order to be compliant with applicable Privacy Laws, including the EU standard contractual clauses ("SCCs"), the international data transfer agreement ("UKIDTA")

or the international data transfer addendum to the SCCs ("UK Addendum"), as well as the EU-U.S. Data Privacy Framework ("DPF") as approved by the European Commission or the government of the UK or the U.S. (as applicable). Further, data protection authorities may require measures to be put in place in addition, or alternatively, to the SCCs for transfers to countries outside of the EEA, Switzerland and/or the UK. In addition to other impacts, we may experience additional costs to comply with these changes and we and our customers and service providers face the potential for regulators in the EEA, Switzerland and/or the UK to apply different standards to the transfer of personal data to the United States and other non-EEA, non-Swiss and non-UK countries, and to block, or require ad hoc verification of measures taken with respect to certain data flows to the United States and other non-EEA, non-Swiss and non-UK countries.

In general, with local regulators in the countries in which we do business setting up more and more local Privacy Laws, substantial resources are required to continuously monitor such changing legal requirements to avoid non-compliance.

As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs, UKIDTA or UK Addendum, and the DPF cannot be used, take enforcement action or carry out investigations, we could suffer additional costs, complaints and regulatory investigations or fines. Such detrimental impacts would be especially relevant in the event that European or U.S. authorities or courts declare the DPF ineffective. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operations.

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

Our IT department is constantly working with key business stakeholders to find the optimal time to migrate the current system landscape into a more future proof landscape that is scalable for the Company. Key considerations in these decisions are the associated risks, opportunities and efficiency improvements.

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

As we market, sell and manufacture our products in many countries, we face a variety of risks generally associated with doing business in international markets and importing merchandise from these regions, including, among others, changes in the rate of economic growth, the impact or expected impact of elections, political instability resulting in the disruption of trade, trade disputes, expropriation or other governmental action, quotas and other trade regulations, export license requirements, delays associated with customs procedures, including increased security requirements applicable to foreign goods and measures related to pandemics, social unrest, war, terrorist activities or other armed conflicts, imposition of confiscatory taxation or adverse taxes, other charges and restrictions on imports, currency and exchange rate risks, changes in double taxation treaties, risks related to labor practices increasing minimum wages and inflationary pressures, national and regional labor strikes, bribery and corruption, environmental matters or other issues in the countries or factories in which our products are manufactured, risk of loss at sea or other delays in the delivery of products caused by transportation problems and increased costs of transportation.

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

In addition, regulatory authorities have imposed, and in the future may impose additional, mandatory disclosure requirements with respect to ESG matters, including climate change. Compliance with these and similar rules being enacted requires ESG oversight from our management and our board of directors and may require us to invest substantial resources. In addition, there is a global trend towards climate-related financial disclosure. A number of countries have established mandatory disclosure regimes and/or set timelines for the implementation of legislation regarding mandatory climate-related disclosure requirements. For example, the European Commission has established a number of sustainability-related reporting and compliance regimes, including the Corporate Sustainability Reporting Directive as well as proposals for new regulatory regimes that are aimed at, for example, prohibiting corporates from placing or making available on the EU market or exporting from the EU market products made with forced labor; requiring companies to identify, prevent, bring to an end, mitigate and account for adverse human rights and environmental impacts in operations, subsidiaries and value chains; and enhancing gender pay reporting requirements. Our EU-based business, as well as any global product sales into the EU, have brought, or upon their effectiveness will bring, us in scope of these requirements. In addition, we have become, and expect to continue to be, subject to a number of regulations that require us to develop new policies and procedures for, strive to mitigate, and report, certain supply chain risks related to sourcing internationally. For example, Germany has developed legislation requiring certain large companies to conduct human rights and environmental due diligence on their own and direct suppliers’ operations. While in the EU additional requirements with respect to ESG matters have been implemented, in other markets in which we operate regulatory authorities may not be focused on such matters, or not to the same extent or with the same priorities. As a result, we may be required in the EU to take certain actions, such as including certain disclosure, which other jurisdictions do not require or even disapprove of. Differences in regulatory approaches, including disclosure requirements, across markets in which we operate may make compliance with all applicable requirements more challenging.

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

Investors, shareholders, capital providers, customers and other stakeholder groups are increasingly focused on ESG and sustainability practices of companies, including with respect to climate change, human rights and diversity, equity and inclusion. If our ESG practices or the speed at which we adopt and implement them do not meet investor, customer or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones on which we choose to focus), then our brand, reputation and employee relationships may be negatively impacted. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG frameworks and regulations and to implement our ESG initiatives. In addition, organizations that provide information to investors on ESG matters have developed ratings processes for evaluating companies on their respective approaches to ESG matters, which are increasingly being employed by investors, lenders, and customers to inform their investment, financing or purchasing decisions.

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

ESG practices, especially regarding diversity, equity and inclusion (“DEI”), have been increasingly subject to political controversy in the United States in recent years. Our policies and practices regarding DEI and other ESG-related matters, including those that may be required by non-U.S. law, may expose us to legal, reputational and other risks, including anti-ESG and anti-DEI-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders. We cannot predict what regulatory or other changes may occur in the future as a result of this controversy, and we may not be able to meet any conflicting expectations of some or all of our investors, customers, employees and other third parties (including governmental entities and officials and non-governmental organizations) regarding various aspects of our business, including with respect to DEI and other ESG matters.

Climate change and related regulatory responses may adversely impact our business.

Climate change is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, headquarters and vendors are located could, among other things, disrupt the operation of our supply chain, disrupt our data management and communications systems, increase our product costs and negatively impact consumer spending or demand for our products. For example, as a result of rising sea levels associated with climate change, certain of our retail locations in Europe and the United Arab Emirates could fall below the flood line in the next twenty years. Climate change may also affect the availability, quality, and cost of raw materials used in our products. Droughts, floods, temperature fluctuations, or other climate-related conditions could disrupt agricultural or manufacturing inputs, reduce yields, or increase transportation costs. Such disruptions could, in turn, adversely impact our ability to meet customer demand or maintain desired inventory levels. As a result, the effects of climate change could have a long-term adverse impact on our business, financial condition and results of operations.

The physical changes prompted by climate change could result in changes in regulations or consumer preferences, which could in turn affect our business, financial condition and results of operations. In many of the countries in which we operate, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. For example, in EU Member States, we are required to undergo energy audits every four years pursuant to the EU Energy Efficiency Directive. In addition, the German government has established long-term, legally binding greenhouse gas reduction targets consistent with the EU’s overall “Fit for 55” framework. Under Germany’s Federal Climate Change Act (Bundes-Klimaschutzgesetz), the industry sector (which includes manufacturing operations) is required to reduce its greenhouse gas emissions by approximately 50% to 51% by 2030 compared to 1990 levels. Compliance with these national and EU-level measures may require us to improve energy efficiency, transition to lower-carbon technologies, and adjust production processes, which could result in additional capital expenditures and operating costs. These and other laws and regulations have the potential to impact our operations directly or indirectly as a result of required compliance by us, as well as by our suppliers, wholesale partners and distributors. In addition, our manufacturing processes may be affected by new regulations in response to climate change. If we are perceived as not taking appropriate steps to mitigate our impact on the environment, this could result in damage to our image and brand, which is particularly focused on socially conscious individuals.

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

In the ordinary course of our business we are, and may from time to time become, involved in various litigation matters and governmental or regulatory investigations, prosecutions or similar matters arising out of our current or future business, including personal injury, wrongful death claims, property damages and product safety, stewardship and liability claims, warranty obligations claims, alleged violations of environmental, health and safety laws criminal proceedings (such as those relating to injuries suffered by our employees, which could result in criminal liabilities of our legal representatives and administrative penalties against us), labor law related claims by employees, temporary workers or other external workers, claims by distributors, advisers and others. In addition, third-party litigation, including, but not limited to, litigation related to competition law, antitrust law, tax law, distribution law, intellectual property law and consumer protection and marketing laws, could have a materially adverse impact on us and the market environment in which we operate. Our listing in the United States may also expose us to a higher risk of securities-related class action suits, particularly following any significant decline in the price of our ordinary shares. When we determine that a significant risk of a future claim against us exists, we record provisions in an amount equal to our estimated liability. Our insurance or indemnities or amounts we have provisioned may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation.

We are subject to litigation from time to time. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As a result of the proceedings described therein, the amount of total provisions for disputes in our financial statements for future periods could increase. There can be no assurance that we will be successful in defending ourselves in pending or future litigation claims or similar matters under various laws or that product specific provisions will be sufficient to cover litigation costs. Moreover, it may be difficult for us to obtain and enforce claims related to existing litigation under the laws of certain countries in which we operate at affordable costs and without any materially adverse effects on our business in such country.

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

The UK City Code on Takeovers and Mergers, or the Takeover Code, may apply to the Company.

Until (and excluding) February 3, 2027, the Takeover Code applies, among other things, to an offer for certain public companies whose registered office is in the UK (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the UK (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the UK (or the Channel Islands or the Isle of Man). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether the BIRKENSTOCK Group’s place of central management and control is in the UK by looking at various factors, including the structure of the Company’s board of directors, the functions of the directors of our board of directors and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that the BIRKENSTOCK Group’s place of central management and control is in the UK (or the Channel Islands or the Isle of Man), the Company would be subject to a number of rules and restrictions, including but not limited to the following: (i) the Company’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) the Company might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) the Company would be obliged to provide equality of information to all bona fide competing bidders.

A majority of the Company’s board of directors resides outside of the UK, the Channel Islands and the Isle of Man. Accordingly, based upon the Company’s current board of directors and management structure and its intended plans for its directors and management and the directors and management of the rest of the BIRKENSTOCK Group, for the purposes of the Takeover Code, the BIRKENSTOCK Group is considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man. The Takeover Code is not expected to apply to the Company. It is possible that, in the future, circumstances, in particular the composition of our board of directors, could change, which may, prior to February 3, 2027, cause the Takeover Code to apply to us.

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

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated or recommended by the EU, and certain members of the G7 (formerly known as G8), the G20 and the Organization for Economic Cooperation and Development (OECD), including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two).

In addition, we are subject to income and other taxes in various jurisdictions. The amount of tax we pay is subject to changes in tax laws in jurisdictions in which we operate. For example, on July 4, 2025, the U.S. adopted tax legislation referred to as the "One Big Beautiful Bill Act," which, among other provisions, made permanent certain provisions of the 2017 Tax Cuts and Jobs Act, such as the limitations on the deductibility of business interest expense, whereas the standard corporate tax rate of 21% remained unchanged. On July 11, 2025, the German federal government approved a law (Gesetz für ein steuerliches Investitionssofortprogramm zur Stärkung des Wirtschaftsstandorts Deutschlands) to foster economic attractiveness, including a reduction in the German corporate income tax rate from 15% to 10% under a phased approach from 2028 to 2032.

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

We entered into a tax receivable agreement with our pre-IPO owner, MidCo, that requires us to make payments to the TRA Participants (who currently is solely MidCo) equal to 85% of certain tax savings (or expected tax savings) in respect of the TRA Tax Attributes that were created by MidCo’s acquisition of the BIRKENSTOCK Group in 2021 or that are otherwise available to the Company as of the date of our IPO. Under the TRA, generally, we retain the benefit of the remaining 15% of the applicable tax savings. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Tax Receivable Agreement.” The timing of payments under the TRA varies depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future. These payments are expected to be substantial and will be made only to the TRA Participants, rather than to all of our shareholders. These payments could have a material adverse effect on our business, financial condition and results of operations. To the extent that we are unable to make payments under the TRA as a result of the terms of our debt agreements, such payments will be deferred and will accrue interest at a rate of SOFR plus 3.00% until paid.

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

As of September 30, 2025, we had total indebtedness in the amount of €1,145.1 million (equivalent), primarily comprised of the Term Loan, the Revolving Credit Facility (undrawn), the Notes and the Vendor Loan. We anticipate that a certain level of leverage will continue to exist for the foreseeable future. Our substantial indebtedness may make it more difficult for us to satisfy our debt obligations and liabilities we may incur; increase our vulnerability to, and reduce our flexibility to respond to, general adverse economic and industry conditions; require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research and development or for other general corporate purposes; restrict us from pursuing acquisitions or exploiting business opportunities; limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate; negatively impact credit terms with our suppliers and other creditors; increase our exposure to interest rate increases because some of our indebtedness bears a floating rate of interest; limit our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities, acquisitions and other general corporate purposes, and increase the cost of any future borrowings; and limit our ability to obtain additional capacity for issuance of bid, advance payment, performance and warranty guarantees for operative business purposes and increasing the cost of any future guarantee issuances.

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

Debt under the Term and Revolving Facilities Agreement bears interest at a variable rate based on EURIBOR for Euro loans (subject to a zero floor if less than zero) and the forward-looking term rate based on SOFR for U.S. Dollar loans in each case, plus an applicable margin. These interest reference rates may increase in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our debt. Neither the Term and Revolving Facilities Agreement nor the indenture that governs the Notes contain a covenant requiring us to hedge all or any portion of our floating rate debt.

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

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

We currently hold an Issuer Credit Rating / Long-Term Issuer Default Rating from Standard & Poor's (BB / Positive Outlook) and Fitch (BB+ / Stable Outlook). If our credit ratings are lowered, borrowing costs for future long-term debt or short-term credit facilities may increase and our financing options, including our access to credit or capital markets, could be adversely affected. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit or capital markets, could adversely affect our ability to refinance existing debt.

Risks Related to Our Ordinary Shares

Our Principal Shareholder controls us, and their interests may conflict with ours or yours in the future.

As of September 30, 2025, our Principal Shareholder beneficially owns approximately 62.5% of our ordinary shares, with each ordinary share entitling the holder to one vote on all matters submitted to a vote of our shareholders. Moreover, we have agreed to nominate to our board of directors individuals designated by MidCo, which is controlled by our Principal Shareholder, in accordance with our Shareholders’ Agreement. For so long as MidCo beneficially owns at least a majority of our ordinary shares, it will be entitled to designate for nomination a majority of our board of directors and effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Even when MidCo ceases to own a majority of our ordinary shares, for so long as MidCo continues to own at least 5% of our ordinary shares, it will be entitled to designate for nomination a number of directors in proportion to its ownership of our ordinary shares, rounded up to the nearest whole person. In addition, at any time that our Principal Shareholder owns at least 40% of the Company’s voting power, shareholders are permitted to take action by written consent if approved by a majority of the voting power of the Company, or two-thirds of the voting power of the Company, when required by Jersey law, and directors may be removed with or without cause by a majority of the voting power of the Company. Accordingly, for such periods of time, our Principal Shareholder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholder continues to own a significant percentage of our ordinary shares, our Principal Shareholder will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and ultimately might affect the market price of our ordinary shares.

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

We currently qualify as a foreign private issuer ("FPI") and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. On June 4, 2025, the SEC issued a concept release, which is a forerunner to potential SEC rulemaking, seeking public comment on the definition of FPI. The comment period expired as of September 8, 2025. However, there is currently no indication of any timing on any related proposed rulemaking. In order to maintain our current status as an FPI under the current definition, either (i) a majority of our outstanding voting securities must be directly or indirectly owned of record by nonresidents of the United States or (ii)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lose this status as a result of a change in the definition of FPI or otherwise, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which could be time consuming and costly.

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

Sales of a substantial number of our ordinary shares in the public market, including through secondary offerings on behalf of MidCo, or the perception that such sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our equity holders existing prior to our IPO have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of such sales or the effect that such sales may have on the prevailing market price of our ordinary shares.

We do not intend to pay cash dividends for the foreseeable future and, as a result, the ability of our shareholders to achieve a return on their investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, reduce existing indebtedness and make share repurchases, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, payment of future dividends is subject to certain limitations pursuant to Jersey law. See the section entitled “Articles of Association—Dividend and Liquidation

Rights" in Exhibit 2.1 to this Annual Report. Accordingly, our shareholders may need to rely on sales of our ordinary shares after price appreciation, which may never occur, as the only way to realize any gains on their investment.

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

We are organized and incorporated under the laws of Jersey with our registered office and domicile in Jersey and the majority of our assets are located outside the United States. Moreover, the majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or upon such persons, or to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. It is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

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

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires that we include a report of management on our internal control over financial reporting in this Annual Report. Refer to “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Controls over Financial Reporting.” In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Refer to “Item 15. Controls and Procedures—C. Attestation Report of the Registered Independent Public Accounting Firm.”

As described in our annual report on Form 20-F for the year ended September 30, 2024, we identified two material weaknesses, related to (i) ineffective IT general controls for IT processes and applications that are relevant for the preparation of our financial statements and (ii) a lack of controls over accounting for the Tax Receivable Agreement. These deficiencies represented material weaknesses in our internal control over financial reporting in both design and operation. Our management concluded that the material weakness relating to a lack of controls over accounting for the Tax Receivable Agreement has been remediated as of September 30, 2025, while the material weakness relating to ineffective IT general controls for IT processes and applications continues to exist as of September 30, 2025. In addition, as of September 30, 2025, our management identified another material weakness relating to entity-wide and business level transactional controls, including IT application controls, which were not sufficiently designed, implemented, executed, or monitored. See also “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Controls over Financial Reporting” for a further discussion of our material weaknesses. We are working to remediate these material weaknesses as quickly and efficiently as possible, but our efforts may not be successful. We have incurred significant costs in connection with implementing our remediation plan and will continue to do so in the future. These remediation measures have been, and may continue to be, time consuming and costly, and place significant demands on our financial and operational resources.

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

As of September 30, 2025, our carrying amount of intangible assets, including goodwill, recorded on our consolidated statement of financial position was €3,089.5 million. Due to any potential adjustments, future financial statements for the Company could be materially different and may not be comparable to our financial statements included elsewhere in this Annual Report, including, but not limited to, risk of impairment of goodwill and intangible assets, increased depreciation and amortization expenses over the remaining lives of acquired assets. This could in turn have a material adverse effect on our financial condition and results of operations.

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

As described elsewhere in this Annual Report, our principal capital expenditures since October 1, 2022 relate to increasing the capacity of our production facilities, including the expansion of our component manufacturing facility in Arouca, Portugal, the construction of our factory in Pasewalk, Germany, the expansion of our factory in Görlitz, Germany, the acquisition of our new manufacturing facility in Wittichenau, Germany, which is expected to become operational by the end of fiscal 2027, the acquisition of Birkenstock Australia Pty. Ltd. in October 2025, our long-standing distributor in Australia, as well as our retail store expansion throughout all segments and our IT infrastructure, which has been funded from cash on hand. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures" of this Annual Report as well as "Note 9—Property, plant and equipment" and "Note 31—Subsequent events" to our audited consolidated financial statements included in "Item 18—Financial Statements" of this Annual Report for further information on capital expenditures.

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

We are "German made." Our production capabilities reflect centuries-old traditions of craftsmanship and commitment to using only the highest quality materials. To ensure each product meets our rigorous quality standards, we operate a vertically integrated manufacturing base and produce all our footbeds in Germany. In addition, we assemble the vast majority of our products in Germany and produce the remainder elsewhere in the EU. Our materials and components are primarily sourced from suppliers in Europe and we believe they are considered to be processed under the highest environmental and social standards in the industry.

The following table presents revenue by sales channels:

	Year ended September 30,
(In thousands of Euros)	2025	2024	2023
B2B	1,297,933	1,083,721	887,957
DTC	794,797	716,687	598,664
Corporate / Other	4,699	4,282	5,290
Total Revenue	2,097,429	1,804,690	1,491,911

The following table presents our revenue by reportable segment:

	Year ended September 30,
(In thousands of Euros)	2025	2024	2023
Americas	1,085,672	943,710	804,690
EMEA	785,230	687,891	561,805
APAC	221,828	168,807	120,126
Corporate / Other	4,699	4,282	5,290
Total Revenue	2,097,429	1,804,690	1,491,911

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

Expansion of DTC Channel

Our DTC business, including both e-commerce and own-retail, promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with direct product access to our most distinctive styles. Additionally, our increasing levels of organic demand creation, together with higher ASPs, support attractive profitability in the DTC channel. We seek to grow our DTC business through the continued expansion of our own-store network and e-commerce globally.

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

For our wholesale partners, we believe that we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain consistently favorable economic terms on wholesale distribution. The early placement of wholesale orders approximately six months in advance greatly aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

Vertically Integrated Manufacturing

A key differentiator of BIRKENSTOCK is our vertically integrated manufacturing which creates strong competitive and operational advantages in an industry that has largely been offshoring production since the 1980s. During fiscal 2025, we assembled the vast majority of our overall products and produced 100% of our footbeds in our factories in Germany, with supplemental component manufacturing in the EU. These facilities are critical to delivering the high-quality products our brand promises and our consumers expect. With nearly every silhouette requiring over 50 hands to complete, our skilled workers ensure we complete production in rigorous accordance with centuries-old know-how and craftsmanship.

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

During fiscal 2025, we continued to incorporate our legendary footbed as the central functional element in our proven product formula as we celebrate and build our archive. We renewed existing silhouettes and introduced new ones by strategically using aesthetics, construction, design and materials updates that flex elements across uppers, outer soles, buckle details and other embellishments to deliver innovative functionality and renewed purpose. In doing so, we continued to broaden and deepen our product assortment across price bands, building on the success of our opening price point EVA line as well as through our premium 1774 line.

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

We have expanded our highly functional prestige shoe care and footcare line made in Germany exclusively from materials of natural origin and rooted in our deep heritage in foot health.

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

We utilize responsibly sourced raw materials in the production of our silhouettes in compliance with strict ethical and social standards based on industry best practices. Cork, one of the most prominent materials in our products, is an inherently sustainable and versatile material that can be harvested without harming the tree. Cork is also naturally lightweight, breathable and insulating. In fiscal 2025, we sourced 95% of our cork from suppliers in Portugal.

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

We maintain strict product safety and quality assurance protocols across our entire value chain. These protocols include quality audits, internal product testing, and regulatory monitoring procedures, all designed to help identify and prevent potential product safety risks and to ensure ongoing compliance with applicable consumer protection laws globally.

Our long-lasting quality and durability allow some consumers to keep pairs for over three decades with careful maintenance and repair.

In the fiscal years ended September 30, 2025 and 2024, we did not initiate any voluntary or mandatory product recalls, and no product units were recalled.

We continuously monitor product safety trends, regulatory developments, and consumer feedback in order to uphold our quality standards and strive to minimize recall-related risks across all markets.

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

The factory in Pasewalk is our first fully electrical energy-driven factory. A share of its electricity is self-generated by a photovoltaics source, while the rest is largely provided by renewable sources. Together with its photovoltaics system, heat recovery in compressed air generation and in the exhaust air system, and charging stations on the company parking lot, we believe this location presents the future direction of our facilities.

We take full responsibility for our sourcing of raw materials and components. We require all of our business partners related to the manufacture, sales, marketing, and distribution of our products to comply with our Code of Conduct for Business Partners relating to working conditions as well as certain environmental, employment and sourcing practices. A significant proportion of the materials we use are of natural origin, such as cork, natural latex, jute, leather and wool felt.

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

C. Organizational Structure

A simplified organizational chart showing certain legal entities within our corporate structure is set forth below (all subsidiaries are, directly or indirectly, 100% owned by Birkenstock Holding plc):

D. Property, Plants and Equipment

We operate six manufacturing facilities in Germany and one component manufacturing facility in Portugal. We own our St. Katharinen, Görlitz, Bernstadt and Pasewalk manufacturing facilities and our component manufacturing facility in Portugal, which have a production space of approximately 32,000, 36,000, 20,000, 37,000 and 7,000 square meters, respectively. In September 2025 we signed a definitive agreement to acquire a manufacturing facility in Wittichenau, Germany, which has a production and logistics space of approximately 78,000 square meters and is expected to become operational by the end of fiscal 2027. See also "Note 31—Subsequent events" to our audited consolidated financial statements included in "Item 18—Financial Statements" of this Annual Report. We lease our Ürzell and Markersdorf manufacturing facilities, which have a production space of approximately 15,000 and 6,000 square meters, respectively. While we expect to renew such leases, if we are unable to do so, we believe suitable alternative space will be available to accommodate our operations.

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

(5) MARKERSDORF
Buckles

(6) PASEWALK
EVA/PU products, Orthopedics, Deep blue footbeds

We also own a distribution center in Germany and we lease office spaces, retail spaces and storage spaces across the regions in which we operate. We continue investing in our operations and expect that our administrative, manufacturing and distribution facilities will be able to accommodate substantial growth of our operations for the foreseeable future. For information about future investments into capital expenditures, see "Item 5. Operations and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures." For information about historical investments into capital expenditures see "Note 9—Property, plant and equipment" to our audited consolidated financial statements included in "Item 18—Financial Information" of this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion on our operating and financial review and prospects should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report (see “Item 18. Financial Statements”). The audited consolidated financial statements as of and for the year ended September 30, 2025 and the year ended September 30, 2024 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, and presented in Euro (EUR). This discussion and analysis should also be read together with the sections of this Annual Report entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.” For a comparative discussion and analysis related to the results of operations and changes in financial condition for the year ended September 30, 2024 compared to the year ended September 30, 2023, refer to “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended September 30, 2024, filed on December 18, 2024, with the United States Securities and Exchange Commission and available electronically at www.sec.gov. As disclosed in "Note 5—Segment Information" to our audited consolidated financial statements appearing elsewhere in this Annual Report, during the first quarter of the fiscal year 2025, the Company changed the structure of its internal organization which resulted in the new operating segments EMEA and APAC, whereas the Americas operating segment remained unchanged. As a result, starting with fiscal year 2025, the Company has three operating and reportable segments - Americas, EMEA and APAC. The Company continues to have Corporate / Other revenue and expenses. Segment information for prior periods have been conformed to the current period presentation. For a discussion of how our business, results of operations and financial condition have been influenced, and may continue to be influenced, by the macroeconomic environment and other factors, see "Item 5—D. Factors Affecting Performance and Trend Information".

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

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our footwear in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and considered to be processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and EMEA, which represented 52% and 37% of revenue, respectively, for the year ended September 30, 2025. Our APAC segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and EMEA segments.

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

The tariffs imposed by the U.S. administration in early April 2025 (Liberation Day), and the countermeasures taken by the EU and other countries since, significantly increased the level of geopolitical and macroeconomic uncertainty. Although we are closely monitoring the tariff and trade policy actions taken by the U.S. administration and other governments, the rapidly changing global trade environment has introduced a significant amount of uncertainty and potential disruption. It cannot be ruled out that such uncertainty will persist for the foreseeable future. In addition, any recently imposed, new or increased tariffs or other trade barriers could adversely affect consumer behavior and demand for our products, negatively impact our ability to manage inventory and/or dampen economic growth or lead to a recession in certain countries or globally, each of which factors could have a material adverse effect on the Company’s business, financial condition and results of operations. On July 27, 2025, the United States and the EU announced a trade deal, subject to which all goods imported from the EU to the United States are subject to at least 15% U.S. tariffs.

While we produce all our footwear products in the EU, our Americas segment (which comprises the U.S. market) accounts for a significant portion of our revenue (52% in the year ended September 30, 2025). During the year ended September 30, 2025, the tariff actions that became effective in April 2025 did not have a significant impact on our results of operations; however, we have experienced and expect to continue to experience increased adverse foreign currency fluctuations, which we attribute, in part, to the significant uncertainty surrounding the global trade environment. All other factors remaining constant, we expect the new tariffs to result in a modest increase in our cost of sales, and therefore impact our gross profit margin, Adjusted EBITDA margin and net profit margin for the year ending September 30, 2026. We have several levers to respond to, and mitigate, the expected direct impact of the currently applicable and any additional tariffs on the Company’s business and financial results, including through negotiations with suppliers, price increases, optimization of the product and geographic mix, and use of efficiencies and economies of scale in production.

Key Financial Highlights

Key highlights for the year ended September 30, 2025 compared to the year ended September 30, 2024 include:

•
Revenue of €2.1 billion, an increase of 16% on a reported basis and 18% in constant currency
•
Double-digit revenue growth across all segments; 15% on a reported basis (18% in constant currency) in the Americas, 14% in EMEA (reported and in constant currency) and 31% on a reported basis (34% in constant currency) in APAC
•
B2B revenue growth of 20% on a reported basis and 21% in constant currency
•
DTC revenue growth of 11% on a reported basis and 12% in constant currency
•
Gross profit margin of 59.1%, up 30 basis points from 58.8% in fiscal 2024 due to sales price adjustments (net of input costs) and better absorption of manufacturing capacity, partly offset by channel mix, unfavorable currency translation (30 basis points), and incremental U.S. tariffs (30 basis points)
•
Net profit of €348.3 million, up 82% from €191.6 million; EPS of €1.87, up 83% from €1.02
•
Adjusted Net profit of €345.7 million, up 44% from €240.3 million; Adjusted EPS of €1.85, up 45% from €1.28
•
Adjusted EBITDA of €667.0 million, up 20% year-over-year; Adjusted EBITDA margin of 31.8% up 100 basis points from 30.8% a year ago, due to sales price adjustments (net of input costs) and better absorption of manufacturing capacity, partly offset by unfavorable currency translation (40 basis points) and incremental U.S. tariffs (30 basis points)
•
Cash flows from operating activities of €384.3 million; operating cash flow was down €44.4 million year-over-year, primarily due to the timing of tax payments and changes in working capital
•
Net leverage declined to 1.5x as of September 30, 2025, down from 1.8x as of September 30, 2024
•
The Company repurchased and cancelled 3.9 million shares on May 30, 2025 for €176.4 million, reducing average shares outstanding for the fiscal year by 1.1 million; shares outstanding at September 30, 2025 totaled 183.9 million, down 3.9 million from September 30, 2024

Non-IFRS Financial Measures

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

We use non-IFRS financial measures, such as constant currency revenue, constant currency revenue growth, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit (loss), adjusted net profit (loss) margin and adjusted basic / diluted earnings (loss) per share to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of details different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024
Revenue	2,097,429	1,804,690
Revenue, constant currency	2,125,195	1,819,706
Revenue growth, constant currency	18%	22%

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

Constant currency information compares results between periods as if exchange rates had remained constant. We define constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD-denominated constant currency revenue for the year ended September 30, 2025 and the year ended September 30, 2024 was calculated using the average exchange rate of $1.11 to €1 and $1.08 to €1, respectively.

Reconciliation of Revenue to Constant Currency Revenue

The table below presents a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Year ended September 30,
(In thousands of Euros)	2025	2024
Revenue	2,097,429	1,804,690
Add (Less):
U.S. Dollar impact	20,074	10,209
Canadian Dollar impact	4,738	1,935
Other	2,955	2,872
Constant currency revenue	2,125,195	1,819,706

	Year ended September 30,			Constant Currency Growth
(In thousands of Euros, unless otherwise stated)	2025	2024	Growth
B2B	1,297,933	1,083,721	20%	21%
DTC	794,797	716,687	11%	12%
Corporate / Other	4,699	4,282	10%	10%
Revenue	2,097,429	1,804,690	16%	18%
Americas	1,085,672	943,710	15%	18%
EMEA	785,230	687,891	14%	14%
APAC	221,828	168,807	31%	34%
Corporate / Other	4,699	4,282	10%	10%
Revenue	2,097,429	1,804,690	16%	18%

Adjusted EBITDA and Adjusted EBITDA Margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024
Adjusted EBITDA	666,990	554,955
Adjusted EBITDA margin	31.8%	30.8%

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Share-based compensation expenses relating to the management investment plan;
•
IPO-related costs consisting of consulting as well as legal fees;
•
Costs associated with the secondary offerings on behalf of the selling shareholder;
•
Acquisition-related transaction costs such as legal, consulting fees and travel expenses; and
•
Realized and unrealized foreign exchange gain (loss).

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to adjusted EBITDA for the periods presented:

	Year ended September 30,
(In thousands of Euros)	2025	2024
Net profit	348,327	191,602
Add:
Income tax expense	121,653	102,180
Finance cost, net	79,564	127,300
Depreciation and amortization	113,539	101,291
EBITDA	663,083	522,373
Add Adjustments:
Share-based compensation expenses(1)	—	3,591
IPO-related costs(2)	—	7,460
Secondary offering related costs(3)	1,695	1,890
Acquisition-related transaction costs(4)	259	—
Realized and unrealized FX loss(5)	1,953	19,641
Adjusted EBITDA	666,990	554,955

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024 and May 30, 2025.
(4)
Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal, consulting fees and travel expenses.
(5)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Adjusted Net Profit and Adjusted Net Profit Margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024
Adjusted net profit	345,693	240,331
Adjusted net profit margin	16.5%	13.3%

We define adjusted net profit (loss) as net profit (loss) for the period adjusted for share-based compensation, IPO-related and secondary offering related costs, realized and unrealized foreign exchange gain (loss), the release of capitalized transaction costs and the respective income tax effects as applicable. Adjusted net profit (loss) margin is defined as adjusted net profit (loss) for the period divided by revenue for the same period.

Reconciliation of Net Profit to Adjusted Net Profit

The table below presents a reconciliation of net profit to adjusted net profit for the periods presented:

	Year ended September 30,
(In thousands of Euros)	2025	2024
Net profit	348,327	191,602
Add (Less) Adjustments:
Share-based compensation expenses(1)	—	3,591
IPO-related costs(2)	—	7,460
Secondary offering related costs(3)	1,695	1,890
Acquisition-related transaction costs(4)	259	—
Realized and unrealized FX loss(5)	1,953	19,641
Release of capitalized transaction costs(6)	—	26,858
Tax adjustment(7)	(6,541)	(10,711)
Adjusted net profit	345,693	240,331

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024 and May 30, 2025.
(4)
Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal, consulting fees and travel expenses.
(5)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(6)
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
(7)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Adjusted Basic / Diluted Earnings Per Share

	Year ended September 30,
(In Euros)	2025	2024
Adjusted earnings per share (EPS)
Basic	1.85	1.28
Diluted	1.85	1.28

We define adjusted earnings (loss) per share as adjusted net profit (loss) for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit (Loss) to Adjusted Earnings (Loss) per share

The table below presents a reconciliation of adjusted earnings (loss) per share to the most comparable IFRS measure, net profit (loss), for the periods presented:

(In thousands of Euros, except share and per share information)	Year ended September 30,
	2025	2024
Net profit	348,327	191,602
Adjusted net profit(1)	345,693	240,331
Weighted number of outstanding shares	186,507,512	187,599,357
Weighted number of outstanding shares (diluted)	186,507,512	187,599,357
Adjusted earnings per share (EPS)
Basic	1.85	1.28
Diluted	1.85	1.28

(1)
See "Reconciliation of Net Profit to Adjusted Net Profit" above for a reconciliation of adjusted net profit to net profit.

Net Debt and Net Leverage

We define net debt as the sum of loans and borrowings (non-current), the current portion of the USD Term Loan, current and non-current Lease liabilities, reduced by the amount of cash and cash equivalents.

Net leverage is defined as a ratio of net debt over adjusted EBITDA for the last twelve months (LTM). Net leverage reduced to 1.5x as of September 30, 2025 compared to 1.8x as of September 30, 2024, mainly due to an increase in adjusted EBITDA which was partly offset by a decrease in cash mainly driven by the repurchase of ordinary shares in the third quarter of the fiscal year 2025.

Reconciliation of Net Debt and Net Leverage

The table below presents a reconciliation of net debt and net leverage to loans and borrowings (non-current) for the periods presented:

	September 30,	September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024
Loans and borrowings (Non-current)	1,128,010	1,169,965
USD Term Loan - current portion	5,090	7,890
Lease liabilities (Non-current)	149,338	143,199
Lease liabilities (Current)	43,581	40,874
Cash and cash equivalents	(329,067)	(355,843)
Net debt	996,952	1,006,085
Adjusted EBITDA	666,990	554,955
Net leverage	1.5x	1.8x

Average Selling Price

ASP is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.

Our management uses group ASP in managing and monitoring the performance of the business.

We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables investors to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

In addition, we also present ASP growth on a constant currency basis. We define constant currency ASP as ASP excluding the effect of foreign exchange rate movements and use constant currency ASP to determine constant currency ASP growth on a comparative basis. Constant currency ASP is calculated by translating the current period foreign currency ASP using the prior period exchange rate. Constant currency ASP growth is calculated by determining the increase in current period ASP as compared to the prior period ASP, where current period foreign currency ASP is translated using prior period exchange rates. We believe that presenting ASP growth on a constant currency basis offers valuable insight to both management and investors by isolating the Company’s operational performance from foreign exchange rate fluctuations, which are beyond the Company’s control.

Segments

For the year ended September 30, 2025, our three reportable segments align with our geographic operational hubs: the Americas, EMEA, and APAC as described above, which contributed 52%, 37%, and 11% of revenue, respectively, during the period. The Americas segment includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas. The EMEA segment includes, among others, the key markets of Germany, France, the UK and the United Arab Emirates. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest revenue share in Europe. The largest markets in the APAC segment include Australia, Japan, India and China.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate / Other. Corporate / Other immaterially contributed to our revenue during the year ended September 30, 2025.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as care essentials and accessories.

During the year ended September 30, 2025, we distributed across the three reporting segments: Americas, EMEA and APAC. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

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

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories primarily include license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (mainly our sleep systems business). In addition, other revenue consists of revenue from the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of five types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise, (iv) personnel costs, including temporary personnel services, and (v) overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales additionally includes expenses associated with tariffs that arise from shipping finished goods to our international distribution network, particularly to the United States. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

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

As a percentage of revenue, we expect selling and distribution expenses to develop in line with our channel-mix dynamics. During periods of a high DTC share, selling and distribution expenses as a percentage of revenue will be more pronounced compared to periods with a high B2B share. The development will also be influenced by the investments required to expand our retail store fleet.

General and administrative expenses

General and administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, legal and consulting fees, HR and IT expenses and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General and administrative expenses further include service functions cost in our international sales entities, particularly in the Americas and EMEA. We expect general and administrative expenses to increase as we grow as a publicly traded company.

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

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, expenses from the potential revaluation of the embedded derivative of the Notes, interest on the TRA, as well as amortization of transaction costs. Finance costs also include interest expenses arising from lease liabilities recognized in accordance with IFRS accounting principles. Finance costs are recognized in the consolidated income statement based on the effective interest method.

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

Results of Operations

Comparison of the years ended September 30, 2025 and September 30, 2024

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change
Revenue	2,097,429	1,804,690	292,739	16%
Cost of sales	(857,723)	(744,013)	(113,710)	15%
Gross profit	1,239,706	1,060,677	179,029	17%
Operating expenses
Selling and distribution expenses	(563,666)	(507,122)	(56,544)	11%
General and administrative expenses	(125,159)	(113,444)	(11,715)	10%
Foreign exchange gain (loss)	(1,953)	(19,641)	17,688	(90)%
Other income (loss), net	616	612	4	1%
Profit from operations	549,544	421,082	128,462	31%
Finance cost, net	(79,564)	(127,300)	47,736	(37)%
Profit before tax	469,980	293,782	176,198	60%
Income tax expense	(121,653)	(102,180)	(19,473)	19%
Net profit	348,327	191,602	156,725	82%

Revenue

Revenue for the year ended September 30, 2025 increased by €292.7 million, or 16%, to €2,097.4 million from €1,804.7 million for the year ended September 30, 2024, driven by both an increase in the number of footwear pairs sold of 12% as well as ASP growth of 3% (5% in constant currency), and growing demand across all product categories, channels and segments throughout the year. Revenue growth was particularly strong in the APAC segment with an increase of 31% for the year ended September 30, 2025. Revenue growth on a reported basis was partially offset by unfavorable currency translation, which is why revenue growth on a constant currency basis was 200 basis points higher at 18% year ended September 30, 2025 as compared to the year ended September 30, 2024.

Revenue by channel

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change
B2B	1,297,933	1,083,721	214,212	20%
DTC	794,797	716,687	78,110	11%
Corporate / Other	4,699	4,282	417	10%
Revenue	2,097,429	1,804,690	292,739	16%

Revenue generated by our B2B channel for the year ended September 30, 2025 increased by €214.2 million, or 20% on a reported basis and 21% in constant currency, to €1,297.9 million from €1,083.7 million for the year ended September 30, 2024. The increase was mainly with existing partners and driven by a strong growth in the number of footwear pairs sold across all regions, and further supported by a higher ASP in all regions primarily due to a favorable category mix shift towards higher-priced products (e.g. closed-toe silhouettes increased by 500 basis to 38% share of revenue).

Revenue generated by our DTC channel for the year ended September 30, 2025 increased by €78.1 million, or 11% on a reported basis and 12% in constant currency, to €794.8 million from €716.7 million for the year ended September 30, 2024 with the DTC penetration at 40% for the year ended September 30, 2024 and 38% for the year ended September 30, 2025. The increase in DTC revenue was attributable to growth in the number of footwear pairs sold across all regions, in particular in APAC, increased traffic and higher average order values resulting from a higher ASP due to a favorable product mix, and an increase in average number of items per order. Revenue generated by our own retail stores grew more than twice the growth of the overall business, driven by the addition of 30 net new retail stores globally during the year ended September 30, 2025, resulting in a total number of 97 own retail stores.

Corporate / Other revenue for the year ended September 30, 2025 increased by €0.4 million, or 10%, to €4.7 million from €4.3 million for the year ended September 30, 2024. The developments in Corporate / Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Cost of sales

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change
Cost of sales	(857,723)	(744,013)	(113,710)	15%

Cost of sales for the year ended September 30, 2025 increased by €113.7 million, or 15%, to €857.7 million from €744.0 million for the year ended September 30, 2024. The increase was primarily attributable to an increase in number of footwear pairs sold, an increased share of premium products, such as leather and closed-toe silhouettes (up 500 basis points to 38% share of revenue), as well as modestly higher expenses related to the U.S. tariff actions that became effective in April 2025. The tariff impact primarily relates to the quarter ended September 30, 2025, and was mitigated by available U.S. inventory that had been shipped before the tariffs took effect.

Gross profit and gross profit margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change
Gross profit	1,239,706	1,060,677	179,029		17%
Gross profit margin	59.1%	58.8%	30	bp

Gross profit for the year ended September 30, 2025 increased by €179.0 million, or 17%, to €1,239.7 million from €1,060.7 million for the year ended September 30, 2024. Gross profit margin for the year ended September 30, 2025 increased by 30 basis points to 59.1% from 58.8% for the year ended September 30, 2024. The expansion in gross profit margin mainly reflects sales price adjustments (net of input cost increases), and the improved absorption in the manufacturing network, and is partly offset by unfavorable currency translation, channel mix effects as well as incremental U.S. tariffs.

Selling and distribution expenses

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change
Selling and distribution expenses	(563,666)	(507,122)	(56,544)	11%

Selling and distribution expenses for the year ended September 30, 2025 increased by €56.5 million, or 11%, to €563.7 million from €507.1 million for the year ended September 30, 2024. The increase was primarily driven by revenue growth and retail expansion investments. Selling and distribution expenses for the year ended September 30, 2025 increased at a slower rate than revenue, to 26.9% of revenue compared to 28.1% of revenue for the year ended September 30, 2024 mainly due to a higher B2B share of business.

General and administrative expenses

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change
General and administrative expenses	(125,159)	(113,444)	(11,715)	10%

General and administrative expenses for the year ended September 30, 2025 increased by €11.7 million, or 10%, to €125.2 million from €113.4 million for the year ended September 30, 2024. The increase in general and administrative expenses was primarily driven by higher IT and legal expenses. As a percentage of revenue, general and administrative expenses decreased by 30 basis points to 6.0% for the year ended September 30, 2025 from 6.3% for the year ended September 30, 2024 mainly due to non-recurring expenses, such as IPO-related costs and share-based compensation expenses, which were incurred in the year ended September 30, 2024.

Foreign exchange loss

Foreign exchange loss for the year ended September 30, 2025 decreased by €17.7 million to €2.0 million from €19.6 million for the year ended September 30, 2024. The development in foreign exchange loss was driven by foreign exchange gains from the EUR conversion of the USD tax receivable agreement liability and the valuation of foreign exchange forward contracts in the year ended September 30, 2025. The impact was offset by foreign exchange losses from the EUR conversion of USD intercompany receivables and payables.

Finance cost, net

Finance cost, net for the year ended September 30, 2025 decreased by €47.7 million, or 37%, to €79.6 million from €127.3 million for the year ended September 30, 2024. The decrease was primarily attributable to the accelerated amortization of €26.9 million capitalized transaction costs related to the early repayment of the Original USD Term Loan of $450.0 million incurred in the year ended September 30, 2024 but not in the year ended September 30, 2025. In addition, due to the early repayments made throughout fiscal years 2024 and 2025, lower interest expenses were incurred in the year ended September 30, 2025, which were partially offset by a change of €9.8 million in the valuation of the embedded derivative of the senior notes.

Income tax expense

Income tax expense for the year ended September 30, 2025 increased by €19.5 million to €121.7 million from €102.2 million for the year ended September 30, 2024. The increase was mainly driven by a higher taxable income in Germany and the United States compared to the year ended September 30, 2024. The increase in income tax expenses was partially offset based on a deferred tax income of €11.6 million for the year ended September 30, 2025 due to the gradual reduction of the German corporate income tax rate from 2028 to 2032.

Net profit

Net profit for the year ended September 30, 2025 increased by €156.7 million, or 82%, to €348.3 million from €191.6 million for the year ended September 30, 2024. Net profit margin for the year ended September 30, 2025 expanded to 16.6% from 10.6% for the year ended September 30, 2024. The increase of net profit was primarily attributable to overall business growth, adjusted EBITDA margin expansion, lower interest expenses, and a decrease in foreign exchange loss and other non-recurring expenses mainly relating to the IPO. The increase in net profit was partially offset by an increase in income tax expenses as well as higher depreciation and amortization expenses.

Adjusted EBITDA and Adjusted EBITDA margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change
Adjusted EBITDA	666,990	554,955	112,035		20%
Adjusted EBITDA margin	31.8%	30.8%	100	bp

Adjusted EBITDA for the year ended September 30, 2025 increased by €112.0 million, or 20%, to €667.0 million from €555.0 million for the year ended September 30, 2024, primarily due to revenue growth of 16%. Adjusted EBITDA margin for the year ended September 30, 2025 expanded by 100 basis points to 31.8% from 30.8% for the year ended September 30, 2024, primarily due to sales price adjustments (net of input cost increases), the improved absorption in the manufacturing network, a positive channel mix effect, and was partly offset by unfavorable currency translation and incremental U.S. tariffs.

Adjusted net profit and Adjusted net profit margin

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change
Adjusted net profit	345,693	240,331	105,362		44%
Adjusted net profit margin	16.5%	13.3%	320	bp

Adjusted net profit for the year ended September 30, 2025 increased by €105.4 million, or 44%, to €345.7 million from €240.3 million for the year ended September 30, 2024, primarily driven by Adjusted EBITDA growth and a decrease in finance cost, net, partially offset by higher depreciation and amortization as well as higher income tax expenses.

Revenues by segment

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change
Americas	1,085,672	943,710	141,962	15%
EMEA	785,230	687,891	97,339	14%
APAC	221,828	168,807	53,021	31%
Reportable segment revenue	2,092,730	1,800,408	292,322	16%
Corporate / Other	4,699	4,282	417	10%
Group revenue	2,097,429	1,804,690	292,739	16%

Revenue for the Americas segment for the year ended September 30, 2025 increased by €142.0 million, or 15%, to €1,085.7 million from €943.7 million for the year ended September 30, 2024, driven by strong revenue growth in B2B supported by strong growth in the number of footwear pairs sold. Additionally, ASP growth on a constant currency basis positively contributed to revenue growth for the Americas segment during the year ended September 30, 2025, but was partially offset by unfavorable currency translation on a reported basis. In the Americas Segment, B2B revenue growth was more pronounced than DTC revenue growth. In the year ended September 30, 2025, the Company added six new stores in the Americas segment, bringing the total number of own stores to 14.

Revenue for the EMEA segment for the year ended September 30, 2025 increased by €97.3 million, or 14%, to €785.2 million from €687.9 million for the year ended September 30, 2024, driven by strong revenue growth in both B2B and DTC. Both channels contributed to the overall growth in the number of footwear pairs sold and ASP in the segment, with slightly more pronounced growth in the B2B than DTC channel. In the year ended September 30, 2025, the Company added eight new stores in the EMEA segment, bringing the total number of own stores to 42.

Revenue for the APAC segment for the year ended September 30, 2025 increased by €53.0 million, or 31%, to €221.8 million from €168.8 million for the year ended September 30, 2024, driven by above group-level growth in both the B2B and DTC channel. DTC penetration increased significantly, with DTC outpacing B2B in terms of growth in revenue and footwear pairs sold, supported by retail store expansion and an increase of our digital footprint in the region. In the year ended September 30, 2025, the Company added 16 new stores in the APAC segment, bringing the total number of own stores to 41. B2B growth was supported by a 15% increase of mono-brand partner stores.

Revenue for Corporate / Other for the year ended September 30, 2025 increased by €0.4 million, or 10%, to €4.7 million from €4.3 million for the year ended September 30, 2024. The developments in Corporate / Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Year ended September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change
Americas	358,934	301,266	57,668		19%
	33.1%	31.9%	120	bp
EMEA	272,985	230,840	42,145		18%
	34.8%	33.6%	120	bp
APAC	69,612	53,198	16,414		31%
	31.4%	31.5%	(10)	bp
Reportable segment adjusted EBITDA	701,531	585,304	116,227		20%
	33.5%	32.5%	100	bp
Corporate / Other	(34,541)	(30,349)	(4,192)		14%
	n.m.	n.m.	n.m.	bp
Group adjusted EBITDA	666,990	554,955	112,035		20%
Adjusted EBITDA margin	31.8%	30.8%	100	bp

Adjusted EBITDA in the Americas segment for the year ended September 30, 2025 increased by €57.7 million, or 19%, to €358.9 million from €301.3 million for the year ended September 30, 2024, primarily driven by revenue growth of 15%. Adjusted EBITDA margin in the Americas segment expanded by 120 basis points to 33.1% for the year ended September 30, 2025 from 31.9% for the year ended September 30, 2024, mainly due to channel mix effects, as well as an improved fix cost absorption. The expansion was partially offset by a slight decline in gross profit margin due to a negative impact from currency translation, driven by a depreciation of the USD relative to the Euro, as well as negative impacts from incremental U.S. tariffs.

Adjusted EBITDA in the EMEA segment for the year ended September 30, 2025 increased by €42.1 million, or 18%, to €273.0 million from €230.8 million for the year ended September 30, 2024, primarily due to revenue growth of 14%. Adjusted EBITDA margin in the EMEA segment expanded by 120 basis points from 33.6% for the year ended September 30, 2024 to 34.8% for the year ended September 30, 2025, primarily driven by a positive gross profit margin development due to improved capacity absorption. Additionally, the adjusted EBITDA margin increased as a result of improved fix cost absorption as well as due to B2B revenue growth.

Adjusted EBITDA in the APAC segment for the year ended September 30, 2025 increased by €16.4 million, or 31%, to €69.6 million from €53.2 million for the year ended September 30, 2024, which was primarily driven by revenue growth of 31%. Adjusted EBITDA margin in the APAC segment decreased by 10 basis points from 31.5% for the year ended September 30, 2024 to 31.4% for the year ended September 30, 2025 mainly due to increased selling and distribution expenses in relation to the DTC expansion, as well as unfavorable impacts from currency translation. The contraction was partially offset by a positive gross profit margin development driven by the accelerated expansion of DTC revenue compared to B2B.

Corporate / Other adjusted EBITDA for the year ended September 30, 2025 decreased by €4.2 million to €(34.5) million from €(30.3) million for the year ended September 30, 2024, driven by an increase in the expense base mainly due to increased general administration expenses.

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

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the years ended September 30, 2025 and 2024.

	Year ended September 30,
(in thousands of Euros)	2025	2024
Total cash provided by (used in):
Operating activities	384,300	428,701
Investing activities	(78,960)	(58,796)
Financing activities	(330,152)	(355,045)
Increase (decrease) in cash and cash equivalents	(24,812)	14,860
Effects of foreign currency exchange rate changes on cash and cash equivalents	(1,964)	(3,424)

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended September 30, 2025 were €384.3 million, driven by net profit of €348.3 million and adjustments to net profit of €189.6 million, partially offset by cash outflows for working capital of €153.6 million. Adjustments to net profit included depreciation and amortization of €113.5 million, finance costs, net of €79.6 million, income tax expense of €121.7 million, and net exchange differences of €5.4 million, partially offset by income tax payments of €132.8 million. Cash outflows for working capital were largely driven by trade and other receivables of €58.3 million and inventories of €89.1 million, partially offset by a cash inflow of other current provision of €5.6 million and accrued liabilities of €3.1 million.

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

Cash flows used in investing activities

Cash flows used in investing activities for the year ended September 30, 2025 were €79.0 million compared to €58.8 million for the year ended September 30, 2024. The increase in cash flows used in investing activities of €20.2 million was primarily due to an increase in purchases of property, plant and equipment and purchases of intangible assets of €11.1 million, to €85.0 million, as well as the decrease in the receipt of government grant, of €6.9 million, to €1.9 million for the year ended September 30, 2025 from €8.7 million for the year ended September 30, 2024.

Cash flows used in financing activities

Cash flows used in financing activities for the year ended September 30, 2025 were €330.2 million compared to €355.0 million for the year ended September 30, 2024. The decrease in cash flows used in financing activities was mainly driven by a decrease in repayment of loans and borrowings of €1,245.9 million as well as a decrease in interest paid of €38.4 million due to loan repayments. The decrease in cash flows used in financing activities was partially offset by a reduction of proceeds from loans and borrowings of €634.5 million, the non-recurrence of IPO proceeds, net of transaction costs of €449.2 million, as well as a repurchase of ordinary shares of €176.4 million.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of September 30, 2025 and September 30, 2024.

			September 30,	September 30,
(in thousands of Euros)	Currency	Repayment	2025	2024
EUR Term Loan	EUR	2029	375,000	375,000
USD Term Loan	USD	2029	103,731	160,773
Vendor Loan	EUR	2029	221,391	208,305
Senior Notes	EUR	2029	428,500	428,500
Interest Payable			12,043	16,780
Senior Note embedded derivative			28,638	28,638
Amortization under the effective interest method			(24,160)	(23,361)
Loans and borrowings			1,145,143	1,194,635

During the year ended September 30, 2025, we continued to make substantial early repayments of our outstanding debt as part of our efforts to strengthen our balance sheet and enhance our financial flexibility. On September 8, 2025, we made an early partial repayment of $50.0 million on our Original USD Term Loan.

Net Debt and Net Leverage

The following table presents the Company’s position of net debt as well as net leverage on September 30, 2025 and September 30, 2024.

	September 30,	September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024
Net debt	996,952	1,006,085
Adjusted EBITDA	666,990	554,955
Net leverage	1.5x	1.8x

Net debt remained largely the same at €1.0 billion on September 30, 2025 due to the lower balance of loans and borrowings due to the above-mentioned early debt repayments, which was partially offset by a lower cash balance on September 30, 2025 compared to September 30, 2024.

In combination with the increase in adjusted EBITDA of 20% for the year ended September 30, 2025, net leverage decreased from 1.8x adjusted EBITDA on September 30, 2024 to 1.5x adjusted EBITDA on September 30, 2025, which is in line with our projected net leverage ratio of ~1.5x, which was achieved despite the share repurchase. Without the share repurchase our net leverage ratio would have been 1.2x on September 30, 2025.

Term Loan and Revolving Credit Facility

On May 28, 2024, Birkenstock Limited Partner S.à r.l., as the company, Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc., as borrowers, and the other loan parties thereto entered into a Term and Revolving Facilities Agreement with Goldman Sachs Bank USA, as agent and security agent, and the lenders party thereto, which includes a Euro-denominated term loan facility (the “EUR Term Loan”) in an aggregate principal amount of €375.0 million and a USD-denominated term loan facility in an aggregate principal amount of $280.0 million (the “USD Term Loan” and, together with the EUR Term Loan, the “Term Loan”). The EUR Term Loan bears interest at a rate per annum equal to EURIBOR plus a margin which ranges between 160 and 260 basis points depending on the leverage and the USD Term Loan bears interest at a rate per annum equal to Term SOFR plus 190 and 290 basis points depending on the leverage. The USD Term Loan amortizes by 1.25% of its outstanding principal amount on a quarterly basis. A Euro-denominated multicurrency revolving credit facility in an aggregate principal amount of €225.0 million was established alongside the Term Loan under the Term and Revolving Facilities Agreement (the “Revolving Credit Facility”, or "RCF", and, together with the Term Loan, the “Term and Revolving Facilities”) replacing the ABL Facility. The RCF bears interest at a rate per annum equal to EURIBOR plus a margin which ranges between 160 and 260 basis points depending on the leverage. During the year ended September 30, 2025, €10.0 million of the €225.0 million RCF was separated to a new Ancillary Facility to be used for guarantees. As result, €215.0 million of the RCF is available and remains undrawn as of September 30, 2025. The Term and Revolving Facilities have an original maturity of February 28, 2029 and are guaranteed on a secured basis by certain German and U.S. subsidiaries of Birkenstock Limited Partner S.à r.l. All proceeds of the Term Loan were applied towards refinancing in full the Original Term Loan under the Senior Term Facilities Agreement on August 2, 2024. The Company made a voluntary prepayment of $50.0 million on the USD Term Loan during the year ended September 30, 2025.

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

Capital Expenditures

In the year ended September 30, 2025, we invested €85.0 million of capital expenditures mainly in growing production capacity in our Pasewalk and Arouca manufacturing facilities, in the retail store expansion, as well as in our IT infrastructure. These investments were financed from cash generated through operations. In comparison, in the year ended September 30, 2024 we invested €73.9 million of capital expenditures.

In the year ending September 30, 2026, we expect to invest approximately €110-130 million of capital expenditures into growing production capacity, as well as retail store expansion. These investments are expected to be financed from cash generated through operations.

Off-Balance Sheet Arrangements

As of the balance sheet dates of September 30, 2025 and September 30, 2024, the Company has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Effects of Foreign Currency Fluctuations

Transactional

As a result of the geographic diversity of our customers and operations, we generate a significant portion of our revenues and incur a portion of our expenses in currencies other than the Euro, mostly USD and, to a lesser extent, various other currencies such as CAD, GBP, JPY and INR. As a result of our significant presence in the United States, we are particularly exposed to fluctuations in the exchange rate of the Euro to the USD, and a large portion of our current indebtedness, including a portion of our TRA liability, is denominated in USD. We are also exposed to currency exchange risks as a result of revenues invoiced and expenses incurred in local currencies. We generally seek to align costs with revenues denominated in the same currency, but we are not always able to do so, and our results of operations and financial condition will continue to be impacted by the volatility of the Euro against the USD. We manage our various currency exposures through economic hedging strategies. We annually evaluate the budgeted exchange rates for the following business year and consider the currency market outlook in determining our overall hedging strategy and activities for the next business year. We adjust our hedging strategies from time to time during the year as needed. Between the year ended September 30, 2024 and the year ended September 30, 2025, our hedging ratio was approximately 70% to 80% of our USD exposure from forecasted cash inflows from sales to our subsidiary in the U.S. In line with our approach to USD exposure, we also hedge our CAD and GBP exposures by targeting 80% of the forecasted cash inflows from our subsidiaries in Canada and the United Kingdom on a rolling quarterly basis. We use forward exchange contracts and forward exchange swaps and currency options to hedge our currency risks, most of which have a maturity date of less than one year from the date of initiation. Exchange rate fluctuations, particularly with respect to the exchange rate of the Euro to the USD, have had and are expected to continue to have an impact on our results of operations. In respect to other monetary assets and liabilities denominated in foreign currencies, we aim to manage our net exposure by buying or selling foreign currencies at spot rates.

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

Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company generally has a practice to minimize credit concentration. As of September 30, 2025, the Company had one customer exceeding 10% of receivables. This accounts receivables balance relates to Birkenstock Australia Pty. Ltd. and represented 14% of the Company's consolidated accounts receivables balance. As the entity was acquired on October 23, 2025, the accounts receivable balance was effectively settled upon acquisition. See "Note 31—Subsequent Events" for further details on the acquisition. As of September 30, 2024, the Company had one customer exceeding 10% of receivables, also relating to Birkenstock Australia Pty. Ltd. This accounts receivables balance represented 13% of the Company's consolidated accounts receivables balance.

The Company acquired insurance to mitigate the exposure of credit risk, i.e. default of relevant customers, for Birkenstock Global Sales GmbH and Birkenstock France SAS at the beginning of fiscal year 2025. In addition, the Company has credit insurance agreements in Spain, Canada and the US on selected partners.

The Company routinely assesses the financial strength of its customers through a combination of third-party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and monitors its accounts receivable credit risk exposure.

Foreign exchange risk

We operate in several countries, and the major functional currencies in which we transact are Euro, USD, CAD, JPY, INR and GBP. As a result, our financial results can be, and have in the past been, affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To reduce foreign currency fluctuation exposure, we enter into economic hedging arrangements with forward exchange and option contracts for transactions denominated in USD, CAD and GBP.

Our foreign exchange loss from currency translation was €2.0 million for the year ended September 30, 2025 and our foreign exchange loss from currency translation was €19.6 million for the year ended

September 30, 2024. In both the year ended September 30, 2025 and the year ended September 30, 2024, 46% of our revenues were generated in USD in the United States, which was our largest individual market. On the expense side, the majority of our expenses are incurred in Euro because raw materials and semi-finished products are purchased predominantly in Germany or otherwise within the EU, and our core products are manufactured in Germany and Portugal.

Based on our USD-denominated revenues of $1,062.3 million in the year ended September 30, 2025, a 10% depreciation of the USD against the Euro from $1.11 to $1.22 would result in lower revenues of €87.3 million and corresponding lower adjusted EBITDA of €59.5 million based on the current cost structure.

Foreign exchange risk on borrowings

The term loan facilities under the Term and Revolving Facilities Agreement are denominated in Euro and USD. The Company does not need to hedge a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its USD-denominated borrowing under the Term and Revolving Facilities Agreement due to the natural hedge through the strong cash generation of our US business. Based on our outstanding balance of €103.7 million ($121.8 million) under the USD-denominated term loan facility as of September 30, 2025, a 10% depreciation in the value of the Euro compared to the USD would have resulted in an increase of €11.5 million in the liability.

Interest rate risk

Our exposure to interest rate risk is related to our Term and Revolving Facilities, which bear interest based on floating reference rates. A one hundred basis points increase in market interest rates for all currencies in which the Company had borrowings would have had a negative effect on net profit (loss) in the amount of €5.4 million and €7.1 million for the year ended September 30, 2025 and the year ended September 30, 2024, respectively. A one hundred basis points decrease in market interest rates would have had an opposite effect of approximately the same amount. During the year ended September 30, 2024, the Company had an interest cap contract for the floating-rate Euro debt in the amount of €375.0 million, which matured during the year ended September 30, 2025. The Company concluded not to enter into a new derivative contract after taking into consideration the current interest environment. The Company continues to actively monitor and manage interest rate developments and its associated risk exposure.

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

Consumer Spending and Inflation

While discretionary consumer spending generally declines during periods of economic uncertainty, our growth in revenues for fiscal 2025 reflects continuing strong demand for our products despite ongoing uncertainty in the global economy. Inflation in the EU, the United States and other jurisdictions in which we operate began to rise significantly in late 2021 and has remained at high levels since, although it has decreased in fiscal 2024 and fiscal 2025. The increased inflation is primarily believed to be the result of the economic impacts from pandemics, geopolitical conflicts, and recently imposed, new or increased tariffs, including the global supply chain disruptions, government stimulus packages, strong economic recovery and associated widespread demand for goods, among other factors. We will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and rising interest rates on consumer spending.

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

Our strongest, most developed regions are the Americas, which accounted for 52% of revenues in fiscal 2025, and EMEA, which accounted for 37% of revenues, while APAC represented 11% of revenues. APAC has demonstrated considerable growth potential, which historically has not been fully realized because of deliberate decisions to prioritize the Americas and EMEA due to finite supply. With increasing available production capacity, we plan to further leverage our engineered distribution strategy in our white space areas, strategically allocating the right product across the right channels to educate consumers about BIRKENSTOCK and drive brand awareness, which we believe is key to expanding our presence and driving sales in the segment. While doing so, we plan to continue to invest in infrastructure, including new retail stores, distribution networks and personnel and marketing.

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

Sourcing and Supply Chain Management

Raw materials, other consumables and personnel costs, including temporary personnel services, are our largest cost components and included in cost of sales. Our primary raw materials include components used for manufacturing uppers and footbeds, such as leather, synthetic materials (such as Birko-Flor, felt and textiles), buckles, cork, rubber, jute, sole sheets for the production of outsoles, EVA and polyurethane. While in fiscal 2025 cost of sales increased by €113.7 million, or 15%, to €857.7 million compared to fiscal 2024, this was primarily due to an increase in number of units sold, an increased share of closed-toe silhouettes and the planned, temporary under-absorption from ongoing capacity expansion. Our exposure to price fluctuations in materials costs and the availability of raw materials, particularly leather, jute and cork, impact our margins and affect our financial results. We manage exposure to price increases and volatility through long-term relationships with suppliers.

Tariffs and Changes in International Trade Policy

Materials and products imported into the EU, the United States and other countries are subject to import duties. Any recently imposed, new or increased tariffs or other trade barriers, including by the U.S. administration during fiscal 2025, could adversely affect consumer behavior and demand for our products, negatively impact our ability to manage inventory or dampen economic growth or lead to a recession in certain countries or globally. While we produce all our footwear products in the EU, our Americas segment (which comprises the U.S. market) accounts for a significant portion of our revenue. In fiscal 2025 we experienced and expect to continue to experience increased adverse foreign currency fluctuations, which we attribute, in part, to the significant uncertainty surrounding the global trade environment. All other factors remaining constant, we expect the new tariffs to result in a modest increase in our cost of sales, and therefore impact our gross profit margin, Adjusted EBITDA margin and net profit margin. We have several levers to respond to, and mitigate, the expected direct impact of the enacted tariffs and any additional tariffs on the Company’s business and financial results, including through negotiations with suppliers, price increases, optimization of the product and geographic mix, and use of efficiencies and economies of scale in production.

Foreign Currency Fluctuations

As a result of the geographic diversity of our customers and operations, we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the Euro, including USD, CAD, GBP, JPY, INR and, to a lesser extent, various other currencies. The translation of foreign currency income and expenses affects our financial statements, in particular reported revenue (growth) and various profitability measures. In fiscal 2025, revenues would have been €27.8 million higher if foreign exchange rates from the prior year had been applied. As a result of our significant presence in the United States, we are particularly exposed to fluctuations in the exchange rate of the Euro to the USD, and a large portion of our current indebtedness is denominated in USD. For fiscal 2025 foreign exchange loss amounted to €2.0 million. For further information, refer to "—B. Liquidity and Capital Resources—Effects of Foreign Currency Fluctuations” and "—B. Liquidity and Capital Resources—Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

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

Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment)

We are required to use judgment in determining the grouping of assets to identify their cash generating units ("CGUs") for the purposes of testing intangible assets, including goodwill, for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and indefinite-lived intangible assets, brand, impairment testing, CGUs are grouped at the lowest level at which goodwill and indefinite-lived intangibles are monitored for internal management purposes. The goodwill and indefinite-lived intangibles impairment test is executed each year and at interim periods at any time management believes that there are indications or evidence of impairment. For the purpose of intangible assets’ impairment testing, intangible assets are also assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

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

Name	Age	Position
Alexandre Arnault	33	Director
J. Michael Chu	67	Director and Chair
Ruth Kennedy	60	Director
Nisha Kumar	55	Director
Anne Pitcher	69	Director
Nikhil Thukral	54	Director
Oliver Reichert	54	Chief Executive Officer and Director
Dr. Erik Massmann	60	Chief Financial Officer*
Ivica Krolo	41	Chief Financial Officer**
Markus Baum	51	Chief Product Officer
Klaus Baumann	56	Chief Sales Officer
David Kahan	65	President Americas
Mehdi Nico Bouyakhf	51	President EMEA
Jochen Gutzy	55	Chief Communications Officer
Christian Heesch	52	Chief Legal Officer
Mark Jensen	42	Chief Technical Operations Officer*

* Until January 31, 2025.

** Since February 1, 2025.

The following is a brief biography of each of our directors and executive officers/presidents:

Alexandre Arnault has been a Director since October 2023. Mr. Arnault has been the Deputy CEO of Moët Hennessy, LVMH’s wines and spirits division since February 2025. He is also a member of the board of directors of LVMH and Moncler. He previously served as Executive Vice President of Products and Communications at Tiffany & Co, where he developed and implemented the communications and products strategy, and CEO of RIMOWA, a company he brought into the LVMH group and whose integration he oversaw for four years. Mr. Arnault has also focused on innovation and technology at LVMH and within the family holding company, Agache. He has also been involved in making and monitoring numerous investments in technology companies in the United States and in Europe. Mr. Arnault graduated from Ecole Telecom ParisTech and holds a master’s degree from Ecole Polytechnique. Mr. Arnault previously served on the board of directors of Carrefour. He brings to our board of directors his expertise in fashion, retail, technology and e-commerce.

J. Michael Chu has been a Director since April 2021 (including service as a director of MidCo) and is the chair of our board of directors. Mr. Chu is the Executive Chairman of L Catterton, a firm he co-founded in 1989. Mr. Chu also serves on the boards of directors of various portfolio investments of the L Catterton funds. Prior to forming L Catterton, Mr. Chu held a variety of senior positions with First Pacific Company, a Hong Kong-based publicly listed investment and management company, which he joined in 1983. His positions at First Pacific included Vice President and Corporate Treasurer, First Pacific (Hong Kong); Director of Finance, Hagemeyer N.V. (Netherlands); Vice President and Treasurer, Hibernia Bank (San Francisco); Chief Operating Officer, Comtrad, Inc. (New York); and Chief Operating Officer, Doyle Graf Raj (New York), an advertising firm. Mr. Chu graduated with a B.A. with highest honors in Psychology and Economics from Bates College, where he served for 18 years as a member of its board of trustees. He is also a member of the Committee of 100, the leading Chinese-American philanthropic organization.

Ruth Kennedy has been a Director since September 2023. Ms. Kennedy has worked as a consultant in the luxury brand, retail and hospitality consultancy sectors since 2012. Ms. Kennedy currently serves as a Non-Executive Director to Daylesford Organic Limited, Bamford Limited and Value Retail Limited (The Bicester Village Shopping Collection). From 2012, Ms. Kennedy served on the board of directors for Belmond Limited, a luxury hospitality business which was sold to LVMH in 2019, where she was also the Chair of the Nominating & Governance Committee. From 1990 to 2006, Ms. Kennedy served as the Managing Director for David Linley & Co Limited, a furniture and homeware company. Ms. Kennedy’s early career included serving as an investment banker at SG Warburg & Co Limited, an investment banking firm, from 1987 to 1990. From 2021 to 2025, Ms. Kennedy was Chair of the UCL Global Business School for Health Advisory Board, and was awarded Honorary Fellowships at both UCL and the University of Cambridge Judge Business School. In 2009, Ms. Kennedy founded the Louis Dundas Centre for Children’s Palliative Care at Great Ormond Street Hospital and is a Patron of the Elton John AIDS Foundation. Ms. Kennedy received her L.L.B. from University of London (SOAS).

Nisha Kumar has been a Director since October 2023. Ms. Kumar served as a Managing Director, Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group L.P., a private equity firm, from 2011 to 2021, where she was also a member of the management and investment committees. Prior to Greenbriar, Ms. Kumar served as Executive Vice President and Chief Financial Officer of AOL, the global consumer internet company and a reporting segment of Time Warner, Inc. Ms. Kumar currently serves on the boards of directors and chairs the audit committees for RealTruck, a premier vertically integrated truck, Jeep® and off-road parts and accessories company in North America, the Legg Mason Partners Closed End Funds, owned by Franklin Templeton, and Stonepeak Infrastructure Plus. She also serves on the board of directors for The India Fund, managed by Aberdeen Asset Management. Ms. Kumar received her AB degree, magna cum laude, from Harvard and Radcliffe Colleges in Government and her MBA from Harvard Business School.

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

Nikhil Thukral has been a Director since April 2021 (including service as a director of MidCo). Mr. Thukral is the President of L Catterton where he co-leads the firm's flagship fund and has been with L Catterton since 2004. Prior to joining L Catterton, he was a Vice President at MidOcean Partners, a New York and London based private equity firm. Prior to MidOcean, Mr. Thukral spent three years with DB Capital Partners, the private equity arm of Deutsche Bank and the predecessor entity to MidOcean. While at MidOcean and DB Capital, he helped originate, evaluate, and monitor both control and minority investments in middle market companies in the consumer products and general industrial sectors. Prior to joining DB Capital, Mr. Thukral was an Associate in the Healthcare group at JP Morgan and Co., where he focused primarily on mergers and acquisitions and capital raising mandates for clients in the pharmaceutical and healthcare services sectors. Mr. Thukral graduated with a B.S. in Finance with High Honors from the University of Illinois at Urbana Champaign, and received his M.B.A. from the University of Chicago.

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

Ivica Krolo was appointed Chief Financial Officer of the BIRKENSTOCK Group in February 2025 and oversees the BIRKENSTOCK Group’s Finance and Human Resources Departments. Mr. Krolo joined the BIRKENSTOCK Group from EMH Partners, a growth investment firm investing in owner-managed technology companies, where he served as Partner and CFO. He was a member of the Investment Advisory Committee and responsible for the areas of finance, tax, legal and corporate administration. Prior to this, Mr. Krolo was a Certified Public Auditor and Manager at PricewaterhouseCoopers, where he focused on auditing and advising listed and mid-sized companies, and, before that, an Audit Manager and Tax Consultant at Mazars, a leading global professional services network providing audit and assurance, tax, advisory and consulting services. Mr. Krolo holds a Master of Arts in Auditing, Finance and Taxation from the Universities of Applied Sciences Münster and Osnabrück and qualified as German Tax Adviser and Certified Public Auditor in 2013.

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

Mehdi Nico Bouyakhf was appointed President EMEA in October 2024 (previously President Europe) and is responsible for business in the BIRKENSTOCK Group’s second largest region. He oversees distribution (DTC and wholesales partnerships), brand and merchandising management, finance, and human resources. In this position, Mr. Bouyakhf, who joined the BIRKENSTOCK Group in May 2021, deals with 3,500 wholesale partners and manages distribution across more than 20 countries, with operating teams, offices and showrooms in more than 10 nations. Mr. Bouyakhf previously worked with Nike for almost 20 years. He graduated from the University of Kassel with a degree in economics and intercultural management.

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

B. Compensation

Compensation of Directors and Senior Management

For the fiscal year ended September 30, 2025, the aggregate compensation accrued or paid to members of our board of directors for services in all capacities was €0.8 million.

For the fiscal year ended September 30, 2025, the aggregate compensation accrued or paid to members of senior management for services in all capacities was €20.3 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of €0.8 million for the fiscal year ended September 30, 2025.

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

Mr. Krolo, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy and Mr. Heesch Employment Agreements

We entered into an employment agreement with Ivica Krolo effective February 1, 2025, pursuant to which Mr. Krolo serves as the Chief Financial Officer of the Company. We entered into an employment agreement with Markus Baum effective July 1, 2019, pursuant to which Mr. Baum serves as the Company’s Chief Product Officer, overseeing all product creation, design and development. We entered into an employment agreement with Klaus Baumann effective October 1, 2016, pursuant to which Mr. Baumann serves as the Company’s Chief Sales Officer, overseeing the 1774 collaboration business and managing the Company’s regional operations in the APAC region. We entered into an employment agreement with Mehdi Nico Bouyakhf effective May 1, 2021, pursuant to which Mr. Bouyakhf serves as President EMEA (until September 30, 2024, President Europe), overseeing all aspects of the Company’s EMEA region. We entered into an employment agreement with Jochen Gutzy effective April 1, 2021, pursuant to which Mr. Gutzy currently serves as the Chief Communications Officer of the Company. We entered into an employment agreement with Christian Heesch effective March 1, 2021, pursuant to which Mr. Heesch currently serves as the Chief Legal Officer for the Company.

The employment agreements entitle Mr. Krolo, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy and Mr. Heesch to receive an annual base salary and annual bonus based on certain performance criteria. They are entitled to receive certain contributions by the Company to their respective health care plans and to a company car. The employment agreements can be terminated by either party with, in the case of Mr. Krolo, Mr. Baum, Mr. Bouyakhf, Mr. Gutzy and Mr. Heesch, six months’ notice and, in the case of Mr. Baumann, nine months’ notice. The employment agreements subject Mr. Krolo, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy and Mr. Heesch to certain restrictive covenants, including confidentiality and a two-year post-termination non-solicit.

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

Securities Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Equity Plan, a total of 11,261,727 ordinary shares of the Company are reserved for issuance pursuant to awards under the Equity Plan. No more than 11,261,727 ordinary shares under the Equity Plan may be issued pursuant to ISOs. Ordinary shares subject to an award that expires or is canceled, forfeited or otherwise terminated without delivery of shares, shares tendered in payment of an option, shares covered by a share-settled SAR or other award that were not issued upon settlement, and shares delivered or withheld to satisfy any tax withholding obligations will again be available for delivery pursuant to other awards under the Equity Plan.

Administration

The Equity Plan is administered by a committee of our board of directors that has been authorized to administer the Equity Plan, except if no such committee is authorized by our board of directors, our board of directors will administer the Equity Plan (as applicable, the “Committee”). As of September 30, 2025, our board of directors administered the Equity Plan. The Committee has broad discretion to administer the Equity Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan. To the extent the Committee is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Committee under the Equity Plan.

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

Benefits

For our directors' and senior management's benefits refer to "Note 29—Related Party Disclosures" of the consolidated financial statements included elsewhere in this Annual Report.

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

•
the Class I directors consist of J. Michael Chu and Anne Pitcher, and, following the expiration of their initial terms, they were reelected for a three-year term at the annual meeting of shareholders on May 15, 2024;
•
the Class II directors consist of Nisha Kumar and Nikhil Thukral, and, following the expiration of their initial terms, they were reelected for a three-year term at the annual meeting of shareholders on April 29, 2025; and
•
the Class III directors consist of Alexandre Arnault, Ruth Kennedy and Oliver Reichert, and their initial terms will expire at the third annual meeting of shareholders occurring after our IPO.

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

Our audit committee consists of Ruth Kennedy, Nisha Kumar and Anne Pitcher, with Nisha Kumar serving as chairperson. Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has adopted a written charter for the audit committee, which is available on our website. Each quarter at least one audit committee meeting takes place. For fiscal 2025, all audit committee members attended each of the meetings.

Remuneration Committee

Not applicable.

D. Employees

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

As of September 30, 2025, we employed approximately 8,400 individuals including approximately 6,800 full-time equivalent employees worldwide and approximately 1,200 contingent workers, primarily at our production sites in Germany. Of the 6,800 full-time employees, approximately 510 were employed in our corporate-owned stores, 180 were employed in distribution (logistics), 4,500 were employed in production and the remaining approximate 1,610 performed selling, general, administrative and other functions. Our broad and diverse team was 55% female in total with more than 100 different nationalities represented as of September 30, 2025.

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

We are subject to, and comply with, local labor law requirements in all countries in which we operate. We have a group works council in the Birkenstock Group B.V. & Co. KG and six works councils established at productions sites in Germany. We do not have any labor unions in the U.S. We do not currently foresee a shortage in the number of qualified personnel needed to operate our business. For more information, see “Item 3. Key Information—D. Risk Factors.”

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of November 30, 2025 is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Annual Report.

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

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of November 30, 2025 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.

The percentage of outstanding ordinary shares beneficially owned is based on 183,906,056 ordinary shares issued and outstanding as of November 30, 2025. Ordinary shares that a person has the right to acquire within 60 days of November 30, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is 1-2 Berkeley Square, London W1J 6EA, UK.

	Shares Beneficially Owned
Shareholder	Ordinary Shares		% of Ordinary Shares
5% or Greater Shareholders:
Entities affiliated with L Catterton(1)	114,736,261		62.4%
T. Rowe Price Investment Management, Inc.(2)	10,631,251		5.8%
Financière Agache SA(3)	10,352,863		5.6%
Directors and Executive Officers:
Alexandre Arnault	1,814		*
J. Michael Chu(1)	114,736,261		62.4%
Ruth Kennedy	2,005		*
Nisha Kumar	1,814		*
Anne Pitcher	2,175		*
Nikhil Thukral	—		—
Oliver Reichert	1,361,273	(4)	*
Markus Baum	180,000		*
Klaus Baumann	10,000		*
David Kahan	—		—
Mehdi Nico Bouyakhf	121,153		*
Jochen Gutzy	39,066		*
Christian Heesch	9,533		*
Ivica Krolo	—		—

* Indicates holdings of less than 1%.

(1)
Consists of 114,736,261 ordinary shares held by BK LC Lux MidCo S.à r.l., a société à responsabilité limitée incorporated under the laws of the Grand Duchy of Luxembourg ("MidCo"), with (A) voting and dispositive power as to 113,374,988 ordinary shares, and (B) shared voting and dispositive power with the executive officers and certain other employees of the BIRKENSTOCK Group who are partners of ManCo as to 1,361,273 ordinary shares in accordance with the management investment plan. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation” in this Annual Report. The management of MidCo is controlled by BK LC Lux SCA. BK LC Lux GP S.à r.l. is the general partner of BK LC Lux SCA. The management of BK LC Lux GP S.à r.l. is controlled by LC9 Caledonia AIV GP, LLP. LC9 Caledonia AIV GP, LLP is managed by its members, Catterton Caledonia 1 Limited and Catterton Caledonia 2 Limited. The management of each of Catterton Caledonia 1 Limited and Catterton Caledonia 2 Limited is controlled by its directors, J. Michael Chu and Scott A. Dahnke. As such, Messrs. Chu and Dahnke could be deemed to share voting and dispositive power with respect to the shares held by MidCo Messrs. Chu and Dahnke each disclaim beneficial ownership of such shares. The address of the entities and individuals mentioned in this footnote (other than ManCo) is 599 West Putnam Avenue, Greenwich, CT 06830.
(2)
Consists of ordinary shares held by T. Rowe Price Investment Management, Inc., a company incorporated in Maryland (“T. Rowe Price”). The principal executive office of T. Rowe Price is 1307 Point Street, Baltimore, MD 21231. This information is based on a Schedule 13G filed with the SEC on November 14, 2025.
(3)
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
(4)
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

Significant Changes in Ownership

On October 1, 2025, the Company granted RSUs to certain of our non-employee directors with a grant date value of $75,000 for their service on our board of directors. These RSUs will vest 100% on the earlier of (i) October 1, 2026 and (ii) the date of the next annual shareholder meeting, so long as the RSU grantees provide services to the Company or an affiliate of ours through the vesting date. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On May 30, 2025, the Company completed a secondary offering of ordinary shares on behalf of MidCo and MidCo sold 20,027,344 ordinary shares (the “May 2025 Secondary Offering”). In connection with the May 2025 Secondary Offering, the Company repurchased by way of redemption from the underwriters 3,927,344 ordinary shares that were subject to the May 2025 Secondary Offering (the “Share Redemption”). The ordinary shares redeemed by the Company pursuant to the Share Redemption were cancelled and are no longer outstanding.

On October 1, 2024, the Company granted RSUs to certain of our non-employee directors with a grant date value of $75,000 for their service on our board of directors. These RSUs vested on April 29, 2025. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On June 28, 2024, the Company completed a secondary offering of ordinary shares on behalf of MidCo and MidCo sold 14,000,000 ordinary shares (the “June 2024 Secondary Offering”). On July 3, 2024, as part of the June 2024 Secondary Offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares from MidCo.

On October 13, 2023, the Company completed an IPO on the New York Stock Exchange. In connection with the IPO, the Company issued and sold 10,752,688 ordinary shares, and MidCo sold 21,505,376 ordinary shares.

On October 13, 2023, the Company granted RSUs to certain of our non-employee directors with a grant date value of $75,000 for their service on our board of directors. These RSUs vested on May 15, 2024. Refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Holders

As of November 30, 2025, we had 28 shareholders of record. We estimate that as of November 30, 2025, approximately 98% of our outstanding ordinary shares were held by 19 U.S shareholders of record.

B. Related Party Transactions

For information regarding related party transactions, including certain related party transactions we have entered into since October 1, 2024 with any of our executive officers, directors or their affiliates and holders of more than 5% of our ordinary shares in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” refer to "Note 29—Related Party Disclosures" of the financial statements included as part of this Annual Report.

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

Tax Receivable Agreement

We expect to be able to utilize certain tax attributes that were created by the prior acquisition of the BIRKENSTOCK Group in 2021 by our pre-IPO owner, MidCo. These tax attributes would not be available to us in the absence of our pre-IPO owner’s prior acquisition of the BIRKENSTOCK Group and will reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the IPO, we entered into the TRA with the TRA Participants (who initially has been, and currently is, solely MidCo) in respect of those anticipated tax savings in consideration for the repurchase of certain shares of the Company from MidCo. The TRA liability is measured at amortized cost taking into consideration the current expected cash flows and the original effective interest rate. The total balance of the TRA liability as of September 30, 2025 amounted to €356.8 million. For further information see also "Note 16—Tax Receivable Agreement" to the consolidated financial statements included elsewhere in this Annual Report. The following discussion describes the material terms of the TRA and is qualified in its entirety by the full text of the TRA, a copy of which is incorporated by reference as an exhibit to this Annual Report.

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

Our actual utilization of the TRA Tax Attributes, as well as the timing of any payments under the TRA, varies depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future. Payments under the TRA are not conditioned on the TRA Participants’ ownership or continued ownership of ordinary shares (other than the initial TRA Participant’s ownership of ordinary shares prior to our IPO). In addition, the TRA provides for interest, at a rate equal to SOFR plus 3.00% per annum, accrued from the due date (without extensions) of the IRS Form 1120 or applicable German income tax return or trade tax return for the applicable taxable year until the date of payment specified by the TRA. Payments under the TRA are based on the tax reporting positions that we determine, consistent with the terms of the TRA. No TRA Participant is required under any circumstances to make a payment or return a payment to Birkenstock in respect of any portion of any payments previously made to such TRA Participant under the TRA; if it is determined that excess payments have been made under the TRA, certain future payments, if any, otherwise to be made under the TRA will be reduced. As a result, in certain circumstances, including, for example, if a previously claimed deduction is subsequently disallowed, payments could be made under the TRA in excess of the benefits that we actually realize in respect of the TRA Tax Attributes. During fiscal 2025 we made no payments under the TRA to the TRA Participants.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

We are subject to litigation from time to time in the ordinary course of business. The results of litigation and claims cannot be predicted with certainty. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. Furthermore, during fiscal years 2025, 2024, and 2023, we have not incurred any fines related to data breaches, marketing or product labeling requirements, nor have we been subject to regulatory fines in connection with such matters. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims.”

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, reduce existing indebtedness and make share repurchases, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

B. Significant Changes

No significant changes, other than as otherwise described in this Annual Report, including in "Note 31—Subsequent Events" to the consolidated financial statements included elsewhere in this Annual Report, have occurred in our operations since the date of our financial statements included in this Annual Report.

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

B. Memorandum and Articles of Association

When we refer to our articles of association in this Annual Report, we refer to our amended and restated memorandum of association and amended and restated articles of association dated as of May 15, 2024, a copy of which is incorporated by reference as Exhibit 1.1 to this Annual Report. The information required by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
the governing documents, but shareholders may be precluded from calling special meetings.

shareholders. The JFSC may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offence on the part of a Jersey company and its directors and secretary.

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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW

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

DELAWARE CORPORATE LAW	JERSEY CORPORATE LAW
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

The following summary of the anticipated treatment of the Company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in the ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of ordinary shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits, if any, of investment in the Company.

Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.

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

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate up to a maximum stamp duty charge of £100,000. The rules for joint holders through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section describes the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s ownership of ordinary shares.

This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section does not include a description of any state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules under U.S. federal income tax laws, including:

•
certain financial institutions;
•
dealers or traders in securities who use a mark-to-market method of tax accounting;
•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar;
•
entities classified as partnerships or S corporations for U.S. federal income tax purposes, and their partners or shareholders;
•
persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;
•
tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•
real estate investment trusts or regulated investment companies;
•
qualified foreign pension funds;
•
expatriates or certain former long-term residents of the United States;
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

This section is based on the current provisions of the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described in this section. We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with any discussion herein, and its determination may be upheld by a court.

A “U.S. Holder” is a person who is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and:

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

Taxation of Distributions

We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. Because we may not calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution may be reported as a dividend for U.S. federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain holding-period and other requirements and the passive foreign investment company rules described below, for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which, subject to applicable limitations, is taxable at a lower rate applicable to long-term capital gains. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends that we pay to certain corporate U.S. Holders will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

The amount of a dividend will include any amounts withheld by us or an applicable withholding agent. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. Dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. Dollars after the date of receipt. U.S. Holders should consult their tax advisers regarding the treatment of any foreign currency gain or loss.

Dividends paid by a non-U.S. corporation are generally treated as foreign-source income for foreign tax credit purposes. However, if we are a “United States-owned foreign corporation” for purposes of Section 904(h) of the Code, a portion of the dividends paid on the ordinary shares may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes if more than 10% of the earnings and profits out of which the dividends are paid is attributable to sources within the United States. A United States-owned foreign corporation is generally a non-U.S. corporation if 50% or more of the stock of which, by vote and value, is owned directly, indirectly or constructively under applicable attribution rules, by United States persons. This rule, to the extent applicable, could result in a lower amount of foreign taxes being potentially creditable by a U.S. Holder than would be the case if such dividends were treated as foreign source income.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and subject to the discussion in the preceding paragraph regarding the possible application of Section 904(h) of the Code, non-U.S. income taxes withheld from dividends on ordinary shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. The limitation on non-U.S. income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ordinary shares will generally constitute "passive category income."

The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit for non-U.S. income taxes withheld from dividends on ordinary shares, U.S. Holders may be able to elect to deduct the foreign taxes, or reduce them from the amount realized, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all non-U.S. taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules described below, gain or loss realized on the sale, exchange or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss generally will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. Dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (a) 75% or more of its gross income consists of “passive income,” or (b) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, a non-U.S. corporation generally will be treated as if it holds its proportionate share of the assets of, and receives directly its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such corporation. Passive income generally includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.

We do not believe that we were a PFIC for our most recently ended taxable year. However, the determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value and composition of our assets from time to time (including the value of our goodwill and certain other intangible assets, which may be determined, in part, by reference to our market capitalization), all of which are subject to change. Therefore, we can give no assurances that we will not be a PFIC in respect of our current taxable year or in the future. Even if we have expressed a belief that we are not a PFIC for a particular taxable year, there can be no assurance that the IRS will agree or that the IRS would not successfully challenge our conclusion.

If we are a PFIC for any taxable year during a U.S. Holder’s holding period of ordinary shares, we will generally continue to be treated as a PFIC with respect to that U.S. Holder, even if we cease to be a PFIC in subsequent taxable years, unless the U.S. Holder makes a “deemed sale” election. If we are a PFIC for any taxable year during a U.S. Holder’s holding period in our ordinary shares, the U.S. Holder generally will be subject to increased tax liability and an interest charge in respect of any gain realized on the sale or other disposition of our ordinary shares and on the receipt of certain “excess distributions” from us. Other adverse U.S. tax consequences may also apply. The adverse consequences resulting from our being a PFIC can be different in some cases if a U.S. Holder is eligible for and timely makes, for any year in which our ordinary shares qualify as “marketable stock” for purposes of these rules, a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the ordinary shares for that year or a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). The PFIC consequences may also be different if a U.S. Holder could make a “qualified electing fund” election (a “QEF Election”). However, in order for a U.S. Holder to be able to make a QEF Election, we would have to provide the U.S. Holder with certain information that we do not expect to provide. Furthermore, if we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder) for any taxable year in which we pay a dividend or the preceding taxable year, any preferential tax described above under "—Taxation of Distributions" that may have otherwise applied in the case of a non-corporate U.S. Holder will not be available. U.S. Holders should consult their tax advisers regarding the adverse consequences of owning ordinary shares if we are or were to become a PFIC, and the availability and consequences of making a mark-to-market election (or in some cases a “deemed sale” election) in such circumstances. Furthermore, if we are considered a PFIC, a U.S. Holder of ordinary shares generally will be required to file an IRS Form 8621 on an annual basis.

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient (and establishes that status if required to do so), or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR U.S. HOLDER DEPENDING UPON ITS PARTICULAR SITUATION. PROSPECTIVE INVESTORS IN OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE TAX CONSEQUENCES UNDER U.S. STATE, LOCAL, ESTATE, NON-U.S. AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

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

None.

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

In connection with the preparation of our IFRS financial statements, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2025. Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as a result of the material weaknesses described below, our disclosure controls and procedures were not effective as of September 30, 2025.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that, as of September 30, 2025, our internal control over financial reporting was ineffective due to the following material weaknesses in both design and operation:

(i) IT general controls for IT applications that are relevant for the preparation of financial statements were not sufficiently designed and/or operating effectively and the dependent business process controls (automated and IT-dependent manual) were also ineffective because they could have been adversely impacted and

(ii) entity-wide and business level transactional controls, including IT application controls, were not sufficiently designed, implemented, executed, or monitored which could adversely affect completeness and accuracy of the financial statements.

We have identified and begun implementing remediation measures, including enhancing and formalizing IT, entity-wide, and business level transactional controls to remediate the material weaknesses. For ineffective applications, entity-wide, and business level transactional controls, including IT application controls, we are developing specific, actionable remediation plans to strengthen controls, improve documentation of control procedures, and enhance oversight and review of the controls by management. The successful remediation of the deficiencies in IT general controls will enable us to effectively execute the dependent business process controls.

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

C.
Attestation Report of the Registered Independent Public Accounting Firm

The effectiveness of our internal control over financial reporting as of September 30, 2025 has been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the Company’s independent registered accounting firm. Their report is included beginning on page F-2 of this Annual Report.

D.
Changes in Internal Control over Financial Reporting

As previously disclosed in our Form 20-F for the year ended September 30, 2024, we had identified two material weaknesses related to:

(i) a lack of formalized internal controls over accounting for the Tax Receivable Agreement and

(ii) ineffective IT general controls for IT processes and applications that are relevant for the preparation of our financial statements.

These deficiencies represented material weaknesses in our internal control over financial reporting in both design and operation.

We implemented review controls to remediate the Tax Receivable Agreement material weakness, which was remediated as of September 30, 2025.

To address the IT general control material weakness, we redesigned and implemented certain user access and change management controls. While deficiencies remain in other IT applications, management's efforts resulted in effective IT general controls for one of our primary ERP systems.

We are actively remediating the remaining deficiencies and monitoring the effectiveness of our controls. A material weakness is not considered remediated until improved controls operate effectively for a sufficient period.

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

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has also determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher, and thereby each of our audit committee members, satisfies the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and the NYSE listing standards. We have a fully independent audit committee and do not rely on any exemption from Rule 10A-3 of the Exchange Act and the related NYSE listing standards. For other exemptions from certain corporate governance requirements of the NYSE, see “Item 16G. Corporate Governance.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the fiscal years ended September 30, 2025 and 2024, EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) was the Company’s auditor for the IFRS and statutory accounts.

The following table sets forth the amount of fees, by type of service category, charged by EY to our company during fiscal 2025 and fiscal 2024.

	Year ended September 30,
(Euros in millions)	2025	2024
Audit fees (1)	6.6	3.7
Audit related fees (2)	0.1	0.6
Tax fees (3)	—	—
All other fees (4)	0.0	—
Total	6.7	4.3

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Ruth Kennedy, Nisha Kumar and Anne Pitcher satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the NYSE listing standards. We have a fully independent audit committee and do not rely on any exemption from Rule 10A-3 of the Exchange Act and the related NYSE listing standards. For other exemptions from certain corporate governance requirements of the NYSE, see “Item 16G. Corporate Governance.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended September 30, 2025, we purchased 3,927,344 of our ordinary shares. Apart from these, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser during the fiscal year ended September 30, 2025.

	Total number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of publicly announced plans or programs	Maximum number of ordinary shares that may yet be purchased under the plans or programs
From May 1, 2025 until May 31, 2025(1)	3,927,344(1)	€44.911(2)	—	N/A

(1) In connection with the May 2025 Secondary Offering, the Company repurchased by way of redemption from the underwriters 3,927,344 ordinary shares that were subject to the May 2025 Secondary Offering. The ordinary shares redeemed by the Company pursuant to the Share Redemption were cancelled and are no longer outstanding. See “Item 7 Major Shareholders and Related Party Transactions—A. Major Shareholders—Significant Changes in Ownership" and "Note

14—Equity—Share Redemption" to our audited consolidated financial statements appearing elsewhere in this Annual Report.

(2) Equivalent to $50.925 (based on an exchange rate of $1.1339 per €1 as of May 30, 2025), which equals the price per share that was paid by the underwriters to MidCo in the May 2025 Secondary Offering.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of Birkenstock securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our Insider Trading Policy is incorporated by reference as Exhibit 11.1 to this Annual Report.

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

We use various tools and methodologies to identify and manage cybersecurity risk, including risk assessments and a vulnerability management program that includes periodic penetration testing. We have a third-party cyber risk management program that conducts assessments on third parties who integrate with our data, network, systems and applications. These tools and methodologies inform our remediation activities, which are tracked and reported to senior management. In addition, we engage third parties to assess our cybersecurity program maturity and to perform audits of portions of our cybersecurity control environment based on risk or where necessary to ensure regulatory compliance. We use security tools for prevention, detection and response and engage third parties to assess and consult on our approaches and to stay in line with our IT policies. External suppliers and service providers are assessed on cybersecurity during the procurement process and protocols are established regarding incident reporting and communication of other relevant matters between such third parties and the Company.

Our management team works closely with the CIO, ensuring that our cybersecurity efforts align with our business objectives and operational needs. Key components of our cybersecurity approach include, among other things:

Measures implemented

•
established a dedicated action team, led by our CIO and DISC, to oversee and manage cybersecurity risks;
•
industry-standard technologies, processes and external Security Operations center (SOC) services to protect our systems and data and to help detect and mitigate potential suspicious activity. The SOC services have been implemented for the Microsoft environment with Ontinue and are being further expanded across the broader infrastructure;
•
access controls to safeguard data and systems;
•
periodic review and update of our relevant policies/procedures;

•
implemented a process to conduct penetration tests and assessments throughout the year. Ionix has been implemented successfully; and
•
implemented an awareness- and training platform for end users in the US, including periodic phishing simulations for our employees. KnowB4 has been implemented where we conducted phishing simulations and the first batch of training modules have been provided to our employees.

Measures planned to be implemented

•
implement an awareness- and training platform for all end users in Europe and APAC including phishing simulations for employees with a go-live date of October 1, 2025;
•
commence the certification process for ISO27001 with target date for the certification being Q3 2026;
•
implement a risk management platform for cybersecurity and other IT general risks named Drata. This is an information security management software specialized in maintaining the Company's risks, ISO certifications and SOX relevant protocols, which started in November 2024 with a full Go-Live scheduled for January 2026; and
•
continue the gradual implementation of artificial intelligence ("AI") technology during 2026 tailored to achieve measurable results, including the adoption of an AI policy as a governance foundation; any generic AI driven technology directly using internal data or other confidential information is blocked and can only be granted access following a comprehensive legal, IT and business review and approval process.

The DISC manages a cybersecurity team that meets regularly to monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. In the event of a cybersecurity incident, we have an incident response plan and a crisis escalation process that govern our immediate response including detection, escalation, assessment, management and remediation. As part of incident response, the cybersecurity team may also engage with external advisers and other key stakeholders as needed. Based on the materiality assessment the Board of Directors and the Audit Committee are informed and, if material, escalation and communication protocols are taken. Such protocols are established as part of the Company’s information security policy.

Board Oversight

As part of its risk management oversight responsibilities, our board of directors has ultimate oversight over the key risk decisions taken by management, including with respect to cybersecurity risk priorities, resource allocation and oversight structures. The board of directors receives an update on our cybersecurity program as determined to be necessary or advisable. The board of directors has delegated parts of its risk management oversight responsibility for information security and data protection to our audit committee, which regularly reviews our cybersecurity program and related matters with management, including the steps management has taken to monitor and control such risk exposures, and reports to the board of directors. Our escalation process is designed to ensure that potentially material cybersecurity incidents are appropriately assessed and reported, if determined to be material.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by Item 18 are included in this Annual Report, beginning on page F-1. The reports of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the Company’s independent registered accounting firm, with respect to the referenced financial statements and the effectiveness of the Company's internal control over financial reporting, are included beginning on page F-2.

ITEM 19. EXHIBITS

Exhibit No.	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association**	Form 6-K	001-41836	3.1	May 15, 2024

2.1	Description of Securities*

4.1	Senior Notes Indenture, dated April 29, 2021, among Birkenstock Financing S.à r.l., as issuer, BK LC Lux Finco 2 S.à r.l., as parent, the guarantors party thereto, GLAS Trust Company LLC, as trustee, principal paying agent, transfer agent and registrar and Goldman Sachs Bank USA, as security agent**	Form F-1/A	333-274483	10.1	September 15, 2023

4.2	Birkenstock Holding plc 2023 Equity Incentive Plan†**	Form F-1/A	333-274483	10.5	October 2, 2023

4.3	Birkenstock Holding plc Employee Share Purchase Plan†**	Form F-1/A	333-274483	10.6	October 2, 2023

4.4	Tax Receivable Agreement, dated October 10, 2023, among Birkenstock Holding plc and BK LC Lux MidCo S.à r.l.**	Form 20-F	001-41836	4.7	January 18, 2024

4.5	Registration Rights Agreement, dated October 13, 2023, between Birkenstock Holding plc and BK LC Lux MidCo S.à r.l.**	Form 20-F	001-41836	4.8	January 18, 2024

4.6	Shareholders’ Agreement, dated October 13, 2023, between Birkenstock Holding plc and BK LC Lux MidCo S.à r.l.**	Form 20-F	001-41836	4.9	January 18, 2024

4.7	Form of Indemnification Agreement**	Form F-1/A	333-274483	10.10	October 2, 2023

4.8	Term and Revolving Facilities Agreement, dated May 28, 2024, among Birkenstock Limited Partner S.à r.l., as company, Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc., as borrowers, the other loan parties thereto, Goldman Sachs Bank USA, as agent and security agent, and the lenders party thereto**	Form 6-K	001-41836	10.1	May 30, 2024

8.1	List of Significant Subsidiaries*

11.1	Insider Trading Policy**	Form 20-F	001-41836	11.1	December 18, 2024

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft *

97.1	Clawback Policy**	Form 20-F	001-41836	97.1	December 18, 2024

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in exhibit 101

* Filed herewith.

** Incorporated by reference.

† Indicates a compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Birkenstock Holding plc

Dated: December 18, 2025

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Birkenstock Holding plc as of September 30, 2025 and 2024 and for the fiscal years ended September 30, 2025, 2024 and 2023
Reports of Independent Registered Public Accounting Firm (PCAOB ID 1251)	F-2
Consolidated Statements of Financial Position	F-7
Consolidated Statements of Comprehensive Income	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Birkenstock Holding plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Birkenstock Holding plc (the Company) as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 18, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Revenue Recognition
Description of the Matter

As more fully described in Note 3(o) and 22 to the consolidated financial statements, the Company reported revenue of €2,097 million for the year ended September 30, 2025. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, when the Company satisfies its performance obligations by transferring control of promised goods to the customer, which generally occurs at a point in time.

Auditing the Company’s revenue was complex, due to the use of multiple IT applications and interfaces supporting different revenue streams, including reliance on a distribution network managed by third parties with geographically dispersed warehouses. Additionally, as disclosed in management’s report on internal control over financial reporting, the Company identified a material weakness as of September 30, 2025 related to IT general controls (“ITGCs”) for IT applications that are relevant for the preparation of financial statements were not sufficiently designed and/or operating effectively and the dependent business process controls (automated and IT-dependent manual) are also ineffective because they could have been adversely impacted. Together, these circumstances required complex auditor judgment to determine the audit approach for the Company’s revenue and the incremental procedures to identify, test and evaluate the relevant data captured and aggregated in the IT applications, and to assess the sufficiency of audit evidence obtained, given the large volume of transactions and the impact of the ineffective ITGCs.

How We Addressed the Matter in Our Audit

To determine the audit approach for the Company’s revenue, we used significant judgment to determine the nature, timing and extent of our procedures performed on revenue amounts that are reliant on the IT applications impacted by the ineffective ITGCs.

The incremental procedures we determined to be necessary included, among others, extended data analytics and testing of individual transactions that occurred throughout the Company’s fiscal year, using lower testing thresholds and increased sample sizes. Depending on the type of revenue, our extended data analytics included performing analyses to evaluate the relationship between price and quantity, or the correlation between revenue, receivables, and cash receipts, to identify and investigate unusual or unexpected relationships and transactions. We performed audit procedures to test the completeness and accuracy of the data used in these analytics. These procedures included agreeing an extended sample of revenue transactions from the Company’s accounting records through the distribution network, as applicable, and to external evidence of delivery and payment.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2022. Cologne, Germany December 18, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Birkenstock Holding plc

Opinion on Internal Control Over Financial Reporting

We have audited Birkenstock Holding plc’s internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Birkenstock Holding plc (the Company) has not maintained effective internal control over financial reporting as of September 30, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (i) IT general controls for IT applications that are relevant for the preparation of financial statements were not sufficiently designed and/or operating effectively and the dependent business process controls (automated and IT-dependent manual) are also ineffective because they could have been adversely impacted, and (ii) entity-wide and business level transactional controls, including IT application controls, were not sufficiently designed, implemented, executed, or monitored which could adversely affect completeness and accuracy of the financial statements. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated December 18, 2025, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b) of the Company's Annual Report for the year ended September 30, 2025. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

Cologne, Germany

December 18, 2025

Birkenstock Holding plc

Financial Statements as of September 30, 2025 and 2024 and for the years ended September 30, 2025, 2024 and 2023

Birkenstock Holding plc

Consolidated Statements of Financial Position

(In thousands of Euros)

	Notes	September 30, 2025	September 30, 2024
Assets
Non-current assets
Goodwill	7	1,512,270	1,554,621
Intangible assets (other than goodwill)	8	1,577,248	1,639,393
Property, plant and equipment	9	357,496	318,843
Right-of-use assets	10	179,762	171,334
Deferred tax assets	17	11,556	117
Other assets	4, 13	28,425	37,351
Total non-current assets		3,666,757	3,721,659

Current assets
Inventories	11	704,417	624,807
Trade and other receivables	12	160,245	114,302
Current tax assets	17	6,544	11,263
Other current assets	4, 13	75,090	57,065
Cash and cash equivalents		329,067	355,843
Total current assets		1,275,363	1,163,280
Total assets		4,942,120	4,884,939

Shareholders' equity and liabilities
Shareholders' equity
Share premium	14	1,992,302	2,168,495
Other capital reserve	14, 27	68,920	68,920
Retained earnings	14	765,905	417,578
Accumulated other comprehensive loss	14	(104,401)	(29,974)
Total shareholders' equity		2,722,726	2,625,019

Non-current liabilities
Loans and borrowings	15	1,128,010	1,169,965
Tax receivable agreement liability	16	302,400	344,590
Lease liabilities	10	149,338	143,199
Provisions	19	4,413	4,867
Deferred tax liabilities	17	163,429	131,003
Deferred income	20	13,657	13,737
Other liabilities		4,477	4,666
Total non-current liabilities		1,765,724	1,812,027

Current liabilities
Loans and borrowings	15	17,133	24,670
Tax receivable agreement liability	16	54,364	15,300
Lease liabilities	10	43,581	40,874
Trade and other payables	18	136,003	136,280
Accrued liabilities	18	32,222	29,411
Other financial liabilities		4,202	3,971
Provisions	19	36,338	31,164
Contract liabilities	22	6,195	7,999
Current tax liabilities	17	106,958	144,730
Other current liabilities	21	16,674	13,494
Total current liabilities		453,670	447,893
Total liabilities		2,219,394	2,259,920
Total shareholders' equity and liabilities		4,942,120	4,884,939

Birkenstock Holding plc

Consolidated Statements of Comprehensive Income

(In thousands of Euros)

		Year ended September 30,
	Notes	2025	2024	2023
Revenue	22	2,097,429	1,804,690	1,491,911
Cost of sales	11, 23	(857,723)	(744,013)	(566,118)
Gross profit		1,239,706	1,060,677	925,793
Operating expenses
Selling and distribution expenses	23	(563,666)	(507,122)	(455,851)
General and administrative expenses	23	(125,159)	(113,444)	(171,388)
Foreign exchange loss	24	(1,953)	(19,641)	(36,056)
Other income (expense), net		616	612	(1,810)
Profit from operations		549,544	421,082	260,688
Finance cost, net	25	(79,564)	(127,300)	(107,036)
Profit before tax		469,980	293,782	153,652
Income tax expense	17	(121,653)	(102,180)	(78,630)
Net profit		348,327	191,602	75,022
Items that will be reclassified to profit (loss) if certain conditions are met:
Cumulative translation adjustment loss		(74,427)	(62,432)	(97,301)
Items that are reclassified to profit (loss):
Net position of fair value changes of the cash flow hedge	4	—	345	(345)
Other comprehensive loss, net of tax		(74,427)	(62,087)	(97,646)
Total comprehensive income (loss)		273,900	129,515	(22,624)

Earnings per share
Basic	26	1.87	1.02	0.41
Diluted	26	1.87	1.02	0.41

Birkenstock Holding plc

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands of Euros, except unit and share information)

		Ordinary shares					Accumulated other comprehensive loss
	Notes	Number of shares	Amount	Share Premium	Other Capital Reserve	Retained Earnings	Cumulative translation adjustment	Cash flow hedge reserve	Shareholders' equity

Balance at September 30, 2022		182,721,369	182,721	1,894,384	—	150,954	129,759	—	2,357,818
Net profit		—	—	—	—	75,022	—	—	75,022
Other comprehensive loss		—	—	—	—	—	(97,301)	(345)	(97,646)
Total comprehensive income (loss)		—	—	—	—	75,022	(97,301)	(345)	(22,624)
Equity-settled share-based compensation expense		—	—	—	65,394				65,394
Balance at September 30, 2023		182,721,369	182,721	1,894,384	65,394	225,976	32,458	(345)	2,400,588
Net profit		—	—	—	—	191,602	—	—	191,602
Other comprehensive income (loss)		—	—	—	—	—	(62,432)	345	(62,087)
Total comprehensive income (loss)		—	—	—	—	191,602	(62,432)	345	129,515
Equity-settled share-based compensation expense	27	—	—	—	3,647	—	—	—	3,647
Conversion to no par value ordinary shares	14	—	(182,721)	182,721	—	—	—	—	—
Shares repurchased in consideration of TRA	3, 14, 16	(5,648,465)	—	(355,775)	—	—	—	—	(355,775)
Issuance of share capital, net (of total transaction costs €22.7 million)	14	10,752,688	—	447,044	—	—	—	—	447,044
Issuance of ordinary shares related to vesting of RSUs	29	3,610	—	121	(121)	—	—	—	—
Balance at September 30, 2024		187,829,202	—	2,168,495	68,920	417,578	(29,974)	—	2,625,019
Net profit		—	—	—	—	348,327	—	—	348,327
Other comprehensive loss		—	—	—	—	—	(74,427)	—	(74,427)
Total comprehensive income (loss)		—	—	—	—	348,327	(74,427)	—	273,900
Equity-settled share-based compensation expense	29	—	—	—	189	—	—	—	189
Issuance of ordinary shares related to vesting of RSUs	29	4,198	—	189	(189)	—	—	—	—
Shares repurchased in connection with Secondary offering	14	(3,927,344)	—	(176,382)	—	—	—	—	(176,382)
Balance at September 30, 2025		183,906,056	—	1,992,302	68,920	765,905	(104,401)	—	2,722,726

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

		Year ended September 30,
	Notes	2025	2024	2023
Cash flows from operating activities
Net profit		348,327	191,602	75,022
Adjustments to reconcile net profit to net cash flows from operating activities:
Depreciation and amortization	23	113,539	101,291	83,413
Loss on disposal of property, plant and equipment		413	229	—
Change in expected credit loss	6	1,720	(839)	—
Finance cost, net	25	79,564	127,300	107,036
Net exchange differences	24	5,352	7,170	36,056
Non-cash operating items		189	2,813	65,726
Income tax expense	17	121,653	102,180	78,630
Income tax paid		(132,828)	(14,960)	(6,698)
MIP personal income tax paid	29	—	(11,426)	—
Reimbursment MIP personal income tax paid	29	—	11,587	—
Changes in working capital:
- Inventories		(89,076)	(47,959)	(95,620)
- Right to return assets		(24)	(335)	1,327
- Trade and other receivables		(58,331)	(27,451)	(26,663)
- Trade and other payables		(576)	12,506	10,648
- Accrued liabilities		3,138	(8,366)	18,870
- Other current financial liabilities		567	1,962	(3,775)
- Other current provision		5,569	(4,902)	2,427
- Contract liabilities		(1,822)	1,157	5,085
- Prepayments		(4,068)	(8,389)	(565)
- Other current financial assets		—	(4,553)	—
- Other		(9,006)	(1,916)	7,814
Net cash flows provided by operating activities		384,300	428,701	358,733

Cash flows from investing activities
Interest received, net of taxes withheld		5,445	6,347	1,846
Purchases of property, plant and equipment	9	(76,727)	(65,434)	(102,152)
Proceeds from sale of property, plant and equipment		92	18	339
Purchases of intangible assets	8	(8,228)	(8,466)	(795)
Proceeds from sale of intangible assets		—	—	29
Initial direct costs of right-of-use assets		(1,430)	—	—
Receipt of government grant	20	1,888	8,739	—
Net cash flows (used in) investing activities		(78,960)	(58,796)	(100,733)

Cash flows from financing activities
IPO Proceeds, net of transaction costs	14	—	449,214	—
Repurchase of ordinary shares	14	(176,382)	—	—
Proceeds from loans and borrowings	15	—	634,524	—
Repayment of loans and borrowings	15	(50,137)	(1,296,032)	(52,782)
Payment of transaction costs related to refinancing	15	(250)	(5,463)	—
Interest paid	15	(51,668)	(90,093)	(111,986)
Payments of lease liabilities	10	(42,719)	(37,793)	(28,796)
Interest of lease liabilities	10	(8,996)	(9,402)	(5,721)
Net cash flows (used in) financing activities		(330,152)	(355,045)	(199,285)

Net increase (decrease) in cash and cash equivalents		(24,812)	14,860	58,715
Cash and cash equivalents at beginning of period		355,843	344,407	307,078
Net foreign exchange difference		(1,964)	(3,424)	(21,386)
Cash and cash equivalents at end of period		329,067	355,843	344,407

1.
GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (as a standalone entity, the "Holding" and, together with its subsidiaries, referred to herein as the “Company” or “Birkenstock”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law. On April 25, 2023, the Holding changed its name to Birkenstock Group Limited and converted (by way of domiciliation) to a Jersey private company. On July 12, 2023, Birkenstock Group Limited changed its name to Birkenstock Holding Limited. On October 4, 2023, the Holding converted to a public limited company organized under the laws of the bailiwick of Jersey and changed its name to Birkenstock Holding plc. The Holding’s current business address is 1-2 Berkeley Square, London W1J 6EA, UK. The Holding is registered at the Jersey Financial Services Commission under number 148522.

The Company’s immediate parent is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The Company manufactures and sells footbed-based products, including sandals and closed-toe shoes, and other products, such as skincare and accessories, for everyday leisure and work.

The Company operates in three operating segments based on its regional hubs: (1) Americas, (2) Europe, Middle East and Africa ("EMEA"), and (3) Asia-Pacific (“APAC”) (see Note 5 – Segment information for further details). The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks), and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

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

2.
BASIS OF PRESENTATION

Basis of preparation and consolidation

These consolidated financial statements were authorized for issuance on December 18, 2025 by the Company’s board of directors.

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

See Note 5 - Segment information for details about the Company's change in segments.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The reporting currency of the Company is the Euro.

3.
ACCOUNTING POLICIES
(a)
Consolidation of subsidiaries

Subsidiaries are entities over which the Company has control. Control is achieved when the Company has the power over the investee, it is exposed to or has rights to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. Subsidiaries are consolidated from the date on which the Company obtains control. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

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

For the purpose of fair value disclosures in Note 4 - Fair Value Measurement, the Company determines classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

There was no change in the valuation techniques applied to financial instruments during all periods presented. The following table describes the valuation techniques used in the determination of the fair values of financial instruments:

Type	Valuation approach
Cash, trade and other receivables, trade and other payables, and accrued liabilities	The carrying amount approximates fair value due to the short-term maturity of these instruments.
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

If the fair value of the identifiable net assets acquired is in excess of the consideration transferred, the Company reassesses whether it has correctly identified all assets acquired and liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the identifiable assets acquired and liabilities assumed over the aggregate consideration transferred, then the resulting gain on bargain purchase is recognized as “Other income (expenses), net” in profit or loss on the acquisition date.

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

Intangible assets with finite lives are amortized over the estimated useful lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. Amortization expense from intangible assets is recorded in the consolidated statements of comprehensive income in "Cost of sales, "Selling and distribution expenses" and "General administration expenses." Please refer to Note 23 - Operating expenses.

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

Land has an indefinite life.

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

(i)
Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•
Goodwill — Note 7
•
Intangible assets — Note 8
•
Property, plant, and equipment — Note 9

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”) group’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU group exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Company’s CGU groups are aligned to the three operating segments that the Company operates in, i.e., Americas, EMEA and APAC. Impairment tests for property, plant and equipment are performed at the individual CGU level. Impairment tests of goodwill and indefinite lived intangible assets, which are assigned to the CGU groups as they do not generate independent cash flows, are performed at the CGU group level.

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

Goodwill and indefinite lived intangible assets are tested for impairment annually as of September 30 and when circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of each CGU group to which the goodwill and indefinite lived intangible assets relate. When the recoverable amount of the CGU group is less than its carrying amount, an impairment loss is recognized. The impairment loss is recorded against goodwill, and if goodwill has been fully impaired, against other assets assigned to the CGU group on a pro rata basis. Impairment losses recognized in prior periods for assets other than goodwill are reversed in subsequent periods if there are changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

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

Effective interest rate method

After initial determination, the effective interest rate for the Term Loan is adjusted for changes in variable interest, changes in margin resulting from initially agreed adjustments in credit margin as a function of company leverage as well as the spread that covers the change to correct for Euro Interbank Offered Rate ("EURIBOR")/Secured Overnight Financing Rate ("SOFR") differences.

Please refer to Note 15 - Loans and borrowings for further information on the Term Loan.

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

(p)
Cost of sales

Cost of sales is comprised of raw materials, consumables and supplies, purchased merchandise, personnel costs, internal handling costs, and overhead costs for the production sites.

The Company distributes its footwear produced predominantly in Germany and Portugal to its own (distribution) subsidiaries around the world with an intercompany margin, which is eliminated on consolidation. Commencing with the fiscal year ended September 30, 2024, the Company refined its calculation of this intercompany profit elimination ("ICP") to more precisely reflect the turnover of inventory. The refined calculation includes a more precise elimination of the foreign currency impact from the ICP. If the prior ICP model computation had still been applied in fiscal 2024, the Company would have recorded an incremental expense of €11.7 million to Cost of sales during the year ended September 30, 2024.

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

(t)
Share-based Compensation

IFRS 2 Share-based Payment ("IFRS 2") is applied in accounting for share-based compensation plans involving senior executives who render the respective services. The Company has only equity-settled share-based plans.

The cost of equity-settled transactions are determined by the number of awards expected to vest and their respective fair value at grant date using an appropriate valuation model. The cost is then recognized as personnel expense (e.g. General and administrative expenses or Selling and distribution expenses), together with a corresponding increase in equity (i.e. Other capital reserve), over the period in which the service and, where applicable, the vesting conditions are fulfilled (vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Birkenstock’s best estimate of the number of awards that will ultimately vest.

Please refer to Note 27 – Share-based compensation and Note 29 - Related party disclosures for further information on the Company's share-based compensation plans.

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

(v)
Change in accounting policy

During the year ended September 30, 2025, the Company elected to change its accounting policy for the accounting of the cancellation of ordinary shares, which was previously recognized as a reduction to Shareholder's equity in the Treasury shares component of equity. The Company believes that recognizing the cancellation of shares as a reduction to the Share premium component of equity better reflects the economics of the share repurchase transaction (see Note 14 - Equity) as it offsets the initial proceeds. As a result, the Company retrospectively applied the change in accounting policy and reclassified €355.8 million from Treasury shares to Share premium for the year ended September 30, 2024 in these consolidated financial statements. As this only results in a change in presentation, there is no impact to the Company's profit/loss or its basic and diluted earnings per share for any period presented.

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

Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)

Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and indefinite lived intangible assets are tested for impairment. Goodwill and indefinite lived intangible assets are tested for impairment at the operating segment level. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that is has three groups of CGUs, being the three operating segments, for the purpose of testing goodwill and indefinite lived intangibles for impairment. Intangible assets with indefinite useful lives are not amortized and the useful life of these intangibles is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable.

Key Sources of Estimation: In determining the recoverable amount of a group of CGUs, various estimates are employed. The Company determines value-in-use by using estimates including projected revenue growth rates, EBITDA margins, costs, capital investment and working capital requirements consistent with strategic plans presented to the Company's board of directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the Company and its cash flows. Please refer to Note 7, Note 8, Note 9 and Note 10 for further information on goodwill, intangible assets, property, plant and equipment and right-of-use assets.

Share-based Compensation

Birkenstock measures the cost of equity-settled transactions by reference to the fair value of the awards at the date when they are granted and respective investments by the participants. Estimating fair value for share-based compensation transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires determination of the most appropriate inputs to the valuation model including the expected timing of the incurrence of an exit, the equity value of the Company (calculated by discounted cash-flow model using estimates consistent with the determination of the recoverable amount of our groups of CGUs as discussed above), volatility, and other respective assumptions. In addition, the Company is required to determine the probability of the respective vesting conditions. That determination includes making estimates about specific non-market vesting conditions of the Company, like exit events. Additionally, management makes judgments and estimates in determining the amount of compensation to be recorded each period which is dependent upon the forfeiture rate and the expected timing of the incurrence of an exit. Please refer to Note 27 – Share-based compensation for further information.

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

(x)
New and amended standards and interpretations adopted by the Company

The following amended standards became effective for the Company’s fiscal year ended September 30, 2025, but did not have a material impact on the consolidated financial statements of the Company:

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

The following standard amendments will be effective for the Company's fiscal year beginning on October 1, 2025, or thereafter and are not expected to have a material impact on the consolidated financial statements of the Company:

•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after January 1, 2026)
•
IFRS 19 – Subsidiaries without Public Accountability: Disclosures (effective for reporting periods beginning on or after January 1, 2027).
•
Amendments to IFRS 19 – Subsidiaries without Public Accountability (effective for reporting periods beginning on or after January 1, 2027).
•
Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates (effective for reporting periods beginning on or after January 1, 2027).

The Company is currently assessing the potential impact of the following standards:

•
Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity (effective for annual periods beginning on or after January 1, 2026).
•
IFRS 18 – Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027).

4.
FAIR VALUE MEASUREMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on recurring basis in the consolidated statements of financial position:

			Fair value
	Level	Measurement	September 30, 2025	September 30, 2024
Other assets
Senior Note - embedded derivative	3	FVtPL	22,796	32,609
Other current assets
Currency derivative	2	FVtPL	16,851	8,104
Other financial liabilities
Currency derivative	2	FVtPL	347	625

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of profit or loss except for changes in the fair value of derivative financial instruments designated as hedging instruments which are recognized within other comprehensive income.

During the year ended September 30, 2024, the interest cap associated with the Original EUR Term Loan no longer qualified for hedge accounting and was terminated along with the signing of the Term and Revolving Facilities Agreement. As such, the Company reclassified the cash flow hedge reserve of a cumulative loss of €0.3 million reflected in the accumulated other comprehensive income (loss) in equity through "Finance cost, net."Please refer to Note 15 - Loans and Borrowings for further details.

The Company does not carry any other financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The fair value of the redemption feature embedded in the Senior Notes is calculated using a "with-and-without" approach. The "with-scenario" refers to the fair value of the Senior Notes inclusive of the redemption feature and is estimated using a binomial lattice model in a risk-neutral framework and specifically, a Black-Derman-Toy ("BDT") model, whereas the "without-scenario" refers to the fair value exclusive of the redemption feature which is estimated through the use of a discounted cash-flow analysis ("DCF"). Both BDT and DCF models fall under the income approach. The yield volatility and credit spread are both unobservable inputs to the model. Since the note value is an observable input, the credit spread is assumed to be back solved after changing the yield volatility to match the note value. During the year ended September 30, 2025, a €9.8 million decrease in fair value was recorded through "Finance cost, net", using 35% yield volatility and 1.24% credit spread. A 2.5% increase/decrease in yield volatility would result in a €0.9 million increase/decrease in fair value. During the year ended September 30, 2024, a €3.8 million increase in fair value was recorded through "Finance cost, net", using 40% yield volatility and 1.13% credit spread. A 2.5% increase/decrease in yield volatility would result in a €1.2 million increase/decrease in fair value.

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

(EUR in thousands)	Level	Nominal value	Carrying value	Fair value
September 30, 2025
EUR Term Loan	2	375,000	375,112	387,500
USD Term Loan	2	103,731	103,677	107,246
Vendor Loan	2	217,408	221,391	230,176
Senior Notes	2	428,500	444,963	450,961

September 30, 2024
EUR Term Loan	2	375,000	375,905	396,560
USD Term Loan	2	160,772	159,870	169,363
Vendor Loan	2	208,305	212,121	216,322
Senior Notes	2	428,500	446,739	449,533

The following table presents the fair value and fair value hierarchy of the Company's Tax receivable agreement liability carried at amortized cost:

	Level	Carrying value	Fair value
September 30, 2025
Tax receivable agreement liability	3	356,764	370,080

September 30, 2024
Tax receivable agreement liability	3	359,890	382,619

There were no transfers between levels during the reporting period.

See Note 3 – Accounting Policies – Fair value measurement for the valuation processes, valuation techniques and types of inputs used in the fair value measurements of the Company's financial instruments. There were no changes during the reporting period.

5.
SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the geographical hubs that the Company operates in: Americas; Europe, Middle East, and Africa (“EMEA”); and Asia Pacific ("APAC").

Prior to fiscal year 2025, the Company's four operating segments were Americas, Europe, ASPA, and MEAI, which were reported as three reportable segments - Americas, Europe and APMA. During the first quarter of the fiscal year 2025, the Company changed the structure of its internal organization to merge the Middle East and Africa regions with the Europe operating segment to create a new operating segment, EMEA, while India was merged with the ASPA operating segment to create the new operating segment, APAC, and therefore the MEAI operating segment ceased to exist. The change was due to the operational advantages and complementary benefits between the regions. No changes were made to the composition of the Americas operating segment. As a result, starting with fiscal year 2025, the Company has three operating as well as reportable segments - Americas, EMEA and APAC. Segment information for the years ended September 30, 2024 and 2023 have been conformed to the current period presentation.

The Company continues to have Corporate / Other revenue and expenses, which primarily consists of non-core activities as well as other administrative costs that are not charged to the operating segments and foreign exchange gains and losses.

The CODM uses the measure of Adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources. The adjustments to EBITDA relate to foreign exchange gains and losses, initial public offering ("IPO")-related costs, secondary offering related costs, share-based compensation and other non-recurring expenses.

As a result of the July 2024 IFRS Interpretations Committee (“IFRIC”) agenda decision that clarified certain IFRS 8 – Operating Segments disclosure requirements, the Company has additionally disclosed Cost of sales by segment starting with the year ended September 30, 2025. The Segment information for the years ended September 30, 2024 and 2023 have been conformed to the current period presentation.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

Transfer prices between reportable segments are on an arm's length basis in a manner similar to transactions with third parties.

	Year ended September 30, 2025
	Americas	EMEA	APAC	Total
Revenue*	1,085,672	785,230	221,828	2,092,730
Cost of sales	(452,646)	(307,918)	(95,263)	(855,827)
Reportable Segments Adjusted EBITDA	358,934	272,985	69,612	701,531
Corporate/Other Adjusted EBITDA				(34,541)
Foreign exchange loss				(1,953)
Secondary offering related costs				(1,695)
Acquisition-related transaction costs				(259)
EBITDA				663,083
Depreciation and amortization				(113,539)
Finance cost, net				(79,564)
Profit before tax				469,980

	Year ended September 30, 2024
	Americas	EMEA	APAC	Total Reportable Segments
Revenue*	943,710	687,891	168,807	1,800,408
Cost of sales	(388,860)	(279,557)	(75,084)	(743,501)
Reportable Segments Adjusted EBITDA	301,266	230,840	53,198	585,304
Corporate/Other Adjusted EBITDA				(30,349)
Foreign exchange loss				(19,641)
IPO-related costs				(7,460)
Share-based compensation expenses				(3,591)
Secondary offering related costs				(1,890)
EBITDA				522,373
Depreciation and amortization				(101,291)
Finance cost, net				(127,300)
Profit before tax				293,782

	Year ended September 30, 2023
	Americas	EMEA	APAC	Total Reportable Segments
Revenue*	804,690	561,805	120,126	1,486,621
Cost of sales	(273,278)	(234,196)	(56,043)	(563,517)
Reportable Segments Adjusted EBITDA	291,712	175,526	36,369	503,607
Corporate/Other Adjusted EBITDA				(20,901)
Foreign exchange loss				(36,056)
IPO-related costs				(30,603)
Share-based compensation expenses				(65,393)
Other				(6,553)
EBITDA				344,101
Depreciation and amortization				(83,413)
Finance cost, net				(107,036)
Profit before tax				153,652

*The remainder of the Company's revenue relates to "Other", the Company's non-core activities. See Note 22 – Revenue from contracts with customers.

The Company determines the geographic location of revenue based on the location of its customers.

	Year ended September 30,
	2025	2024	2023
Revenue:
Germany	206,732	192,991	194,884
United States	962,284	830,094	712,069
Rest of world	928,413	781,605	584,958
Total revenue	2,097,429	1,804,690	1,491,911

During the periods presented in these consolidated financial statements, the Company did not have any customers with individual revenue of 10% or greater of total revenue.

The following table presents the carrying amount of the Company’s non-current assets by geographic location.

	September 30, 2025	September 30, 2024
Non-current assets
Germany	1,844,890	1,836,281
United States	1,432,566	1,526,573
Rest of world	354,949	326,079
Allocated non-current assets	3,632,405	3,688,933
Other non-current financial assets (unallocated)	22,796	32,609
Deferred tax assets (unallocated)	11,556	117
Total non-current assets	3,666,757	3,721,659

6.
FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to credit risk, liquidity risk and market risk. The Company’s senior management and Board of Directors oversee management of these risks, which are summarized below.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will default and be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. As of September 30, 2025, the Company had one customer exceeding 10% of receivables. This accounts receivables balance relates to Birkenstock Australia Pty. Ltd. and represents 14% of the Company's consolidated accounts receivables balance. As the entity was acquired on October 23, 2025, the accounts receivable balance was effectively settled upon acquisition. See Note 31 – Subsequent events for further details on the acquisition. As of September 30, 2024, the Company had one customer exceeding 10% of receivables, also relating to Birkenstock Australia Pty. Ltd. This accounts receivables balance represented 13% of the Company's consolidated accounts receivables balance.

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

Credit risk exposure by risk rating grades for trade receivables is as follows:

	Expected Credit Loss Rate	Gross Carrying Amount	Loss Allowance
Current (not past due)	0.0%	121,375	—
1-30 days past due	0.0%	22,677	—
31-60 days past due	1.6%	8,966	(142)
61-90 days past due	100.0%	1,545	(1,545)
More than 90 days past due	100.0%	1,887	(1,887)
September 30, 2025		156,450	(3,574)
Current (not past due)	0.0%	88,436	—
1-30 days past due	0.0%	16,315	—
31-60 days past due	0.0%	673	—
61-90 days past due	94.1%	555	(522)
More than 90 days past due	100.0%	1,402	(1,402)
September 30, 2024		107,381	(1,924)

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

The following table summarizes the amount of contractual undiscounted future cash flow requirements as of September 30, 2025:

Contractual obligations by fiscal year	On demand	2026	2027	2028	2029	2030	Thereafter	Total
Interest-bearing loans and borrowings (excluding interest)	—	5,090	4,840	4,603	892,699	226,908	—	1,134,140
Tax receivable agreement liability *	416,441	55,929	—	—	—	—	—	472,370
Interest accrued on interest-bearing loan and borrowings **	—	42,652	51,922	52,643	43,500	4,972	—	195,689
Lease liabilities	—	51,481	37,120	24,011	20,483	17,447	80,256	230,798
Derivative liabilities	—	347	—	—	—	—	—	347
Trade and other payables	—	136,003	—	—	—	—	—	136,003
Accrued liabilities	—	32,222	—	—	—	—	—	32,222
Other financial liabilities	—	3,855	—	—	—	—	—	3,855
Total contractual obligations	416,441	327,579	93,882	81,257	956,682	249,327	80,256	2,205,424

* Non-current portion of the Tax receivable agreement liability is reflected as "On demand" as the Company has the option to terminate the agreement with early payment. See Note 16 - Tax Receivable Agreement.

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

The Tax Receivable Agreement ("TRA") presents an additional foreign exchange risk. The TRA requires payments to be made in USD and for the EUR tranche to be translated to USD at a spot rate determinable on the date of filing the US tax return for the respective fiscal year. At the end of each reporting period, the TRA liability is remeasured to the Company's functional currency, EUR from USD, for both the USD cash flow tranche and any EUR cash flow tranche that has since been translated into USD under the terms of the agreement. The resulting foreign exchange gain or loss is recognized in the statements of comprehensive income (loss). See Note 16 – Tax Receivable Agreement.

Sensitivity analysis for foreign exchange risk

The USD was the most relevant currency during the periods presented in these consolidated financial statements:

	Exchange rates at
Currency	September 30, 2025	September 30, 2024	September 30, 2023
US Dollar (USD)	1.17	1.12	1.06

A 10% change of the Euro against the USD would result in the following losses and gains being recognized in the consolidated statements of profit or loss, which would arise on the remeasurement of foreign currency denominated financial instruments.

	Year ended September 30,
	2025	2024	2023
Change in EUR/USD + 10%	8,373	7,187	29,859
Change in EUR/USD - 10%	(10,233)	(8,784)	(36,495)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company had exposure to interest rate risk related to the Company’s Senior Term Facilities Agreement (as defined below). Borrowings made pursuant to the Original Term Loan (as defined below) consisted of a Euro-denominated facility with an original aggregate principal amount of €375.0 million (the "Original EUR Term Loan") and a USD-denominated facility with an original aggregate principal amount of $850.0 million (the "Original USD Term Loan"). The Original EUR Term Loan bore interest based on the Euro Interbank Offered Rate ("EURIBOR"). The Original USD Term Loan bore interest originally based on the LIBOR and later based on the Term SOFR. The Original Term Loan had a maturity of April 30, 2028, but was extinguished and replaced by the term loans under the new Term and Revolving Facilities Agreement (as defined below) effective August 2, 2024. Borrowings under the Term and Revolving Facilities Agreement consist of a €375.0 million Euro-denominated term loan facility (the "EUR Term Loan") and a $280.0 million USD-denominated term loan facility (the "USD Term Loan") (collectively, the "Term Loan"). The EUR Term Loan and the USD Term Loan exposes the Company to interest rate risk as the interest is based on the EURIBOR and the Term SOFR, respectively. See Note 15 – Loans and borrowings.

The Company had exposure to interest rate risks related to the Company’s Senior Term Facilities Agreement and to limit the interest rate risk on the Original EUR Term Loan, the Company entered into a derivative contract in the form of an interest cap. The interest cap was designated at inception as a hedging instrument on June 20, 2023. As a result of signing the new Term and Revolving Facilities Agreement in May 2024, the application of hedge accounting was terminated. As such, the Company reclassified the cash flow hedge reserve of a cumulative loss of €0.3 million reflected in the accumulated other comprehensive income (loss) in equity through "Finance cost, net." The interest cap was used to limit interest risk on the EUR Term Loan and was accounted for as a free-standing derivative in "Other assets" with the changes in fair value being accounted for in "Finance cost, net." The interest cap matured during the year ended September 30, 2025, and the Company concluded not to enter into a new derivative contract after taking into consideration the current interest environment. The Company continues to actively monitor and manage interest rate developments and the associated risk exposure.

The amounts related to the Original EUR Term Loan designated as the hedged item during the year ended September 30, 2024 were as follows:

Nominal value	Carrying value	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness for the period	Change in value of hedging instrument recognized in OCI	Hedge ineffectiveness recognized in profit or loss
—	—	Loans and borrowings	(1,469)	(1,469)	—

Gains and losses from cash flow hedges during the year ended September 30, 2024 were as follows:

Cash flow hedge
Gains or losses from changes in fair value of hedging instruments
Recognized in equity	345
Recognized in profit or loss	—
Reclassification from the cash flow hedge reserve to profit or loss
Due to early discontinuation of the hedging relationship	549
Due to realization of the hedged item	1,224

Changes in the cash flow reserve during the year ended September 30, 2024 were as follows:

	Cash flow hedge reserve
	Hedging reserve	Cost of hedging reserve
September 30, 2023	1,611	(1,956)
Effective portion of changes in fair value	(1,469)	41
Amount reclassified to profit or loss	(142)	1,915
Thereof due to early discontinuation of the hedging relationship	(142)	691
Thereof due to realization of the hedged item	—	1,224
September 30, 2024	—	—

For further information see Note 4 – Fair value measurement.

Sensitivity analysis for interest rate risk

A 100 basis points increase in market interest rates for all currencies in which the Company had cash and borrowings would have a negative effect on net profit (loss) in the amount of €5.4 million and €7.1 million for the years ended September 30, 2025, and 2024, respectively. A 100 basis points decrease in market interest rates would have an opposite effect of approximately the same amount. The interest rate sensitivity analysis uses nominal values and does not reflect the transaction costs.

Capital management

The Company manages its capital, which consists of equity, short-term borrowings, and long-term debt (the Term Loan, Revolving Credit Facility and Senior Notes (as defined below)), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management monitors its net leverage ratio, defined as net debt (sum of non-current loans and borrowings, current portion of USD Term Loan, current and non-current Lease liabilities, reduced by the amount of cash and cash equivalents) divided by adjusted EBITDA (net profit (loss) for the period before income tax expense / benefit, (finance cost (net), amortization of intangible assets and depreciation of tangible assets, adjusted for the effect of non-recurring items. Refer to Note 5 – Segment information for details on adjustments to EBITDA). The board of directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and makes adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

Please see Note 15 – Loans and borrowings for further information on covenant conditions.

7.
GOODWILL

The goodwill has developed as follows:

Goodwill
October 1, 2023	1,593,917
Impact of foreign currency translation	(39,296)
September 30, 2024	1,554,621
Impact of foreign currency translation	(42,351)
September 30, 2025	1,512,270

The change in operating segments discussed in Note 5 – Segment information also resulted in a change to the composition of the group of CGUs as each operating segment comprises a group of CGUs.

The following table presents the goodwill balance allocation into the current groups of CGUs as of September 30, 2025:

	Americas	EMEA	APAC	Total
September 30, 2025	552,947	792,723	166,600	1,512,270

The following table presents the goodwill balance allocation into the previous groups of CGUs as of September 30, 2024:

	Americas	Europe	ASPA	MEAI	Total
September 30, 2024	579,864	743,157	165,235	66,365	1,554,621

For each of the fiscal periods, the Company completed its annual impairment test and concluded that there was no impairment during the periods presented.

For purposes of impairment testing the carrying amounts of the groups of CGUs have been compared to their respective value in use as of September 30, 2025 and September 30, 2024. For all impairment tests, the value in use was determined using a discounted cash flow model.

The following key assumptions have been used for the impairment testing of the current groups of CGUs as of September 30, 2025:

	September 30, 2025
	Americas	EMEA	APAC
Terminal Growth Rate	1.5%	1.5%	1.5%
Avg. EBITDA Margin rate (2026-2030)	28.6%	35.7%	31.0%
Pre-tax discount rate	12.9%	13.5%	20.6%
Avg. Revenue growth rate (2026-2030)	11.4%	15.7%	28.3%
Avg. CapEx investments (2026-2030)	47,358	43,680	13,608

The following key assumptions have been used for the impairment testing of the previous groups of CGUs as of September 30, 2024:

	September 30, 2024
	Americas	Europe	ASPA	MEAI
Terminal Growth Rate	1.5%	1.5%	1.5%	1.5%
Avg. EBITDA Margin rate (2025-2029)	31.2%	34.8%	31.7%	23.2%
Pre-tax discount rate	13.9%	12.9%	19.6%	19.6%
Avg. Revenue growth rate (2025-2029)	15.0%	16.0%	30.0%	30.0%
Avg. CapEx investments (2025-2029)	41,868	33,296	9,605	5,097

The discount rate is based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, a market risk premium, a country risk premium, and a cost of debt based on comparable corporate bond yields and the capital structure of the Company’s peer group.

As of the years ended September 30, 2025 and 2024, the excess of value in use over carrying amount was sufficient to conclude there were no reasonably likely changes in the assumptions used that would lead to an impairment in any of the CGU groups.

8.
INTANGIBLE ASSETS

	Brands and Trademarks	Customer relationships	Intangible assets under development and prepayments	Other intangible assets	Total
Cost
September 30, 2023	1,444,184	323,259	1,052	6,720	1,775,215
Additions	—	—	10,457	425	10,882
Disposals	—	—	(4)	(938)	(942)
Transfers	—	—	(300)	300	—
Impact of foreign currency translation	(38,369)	(13,338)	(93)	457	(51,343)
September 30, 2024	1,405,815	309,921	11,112	6,964	1,733,812
Additions	—	—	2,288	3,947	6,235
Disposals	—	—	(8)	(15)	(23)
Transfers	—	—	(10,255)	10,530	275
Impact of foreign currency translation	(31,342)	(12,487)	(150)	(445)	(44,424)
September 30, 2025	1,374,473	297,434	2,987	20,981	1,695,875

Accumulated amortization
September 30, 2023	—	(65,472)	—	(4,007)	(69,479)
Amortization	—	(26,662)	—	(1,577)	(28,239)
Disposals	—	—	—	938	938
Transfers	—	—	—	—	—
Impact of foreign currency translation	—	2,820	—	(459)	2,361
September 30, 2024	—	(89,314)	—	(5,105)	(94,419)
Amortization	—	(26,291)	—	(2,375)	(28,666)
Disposals	—	—	—	15	15
Transfers	—	—	—	—	—
Impact of foreign currency translation	—	4,462	—	(19)	4,443
September 30, 2025	—	(111,143)	—	(7,484)	(118,627)

Net book value
September 30, 2024	1,405,815	220,607	11,112	1,859	1,639,393
September 30, 2025	1,374,473	186,291	2,987	13,497	1,577,248

Other intangibles are comprised primarily of acquired software licenses. The remaining amortization period for customer relationships amounts to 6-13 years.

Indefinite-life Intangibles

Indefinite-life intangibles relate to the Birkenstock brand. The Company tested the indefinite-life intangibles for impairment as part of the CGU impairment test and concluded that there was no impairment during the periods presented. See Note 7 - Goodwill.

The following table presents the carrying value of the indefinite-lived intangibles within the current groups of CGUs as of September 30, 2025:

	Americas	EMEA	APAC	Total
September 30, 2025	724,750	506,598	143,125	1,374,473

The following table presents the carrying value of the indefinite-lived intangibles within the previous groups of CGUs as of September 30, 2024:

	Americas	Europe	ASPA	MEAI	Total
September 30, 2024	760,768	485,557	108,786	50,704	1,405,815

9.
PROPERTY, PLANT AND EQUIPMENT

	Lands, buildings and improvements	Technical equipment and machinery	Factory and office equipment	Construction in progress and prepayments	Total
Cost
September 30, 2023	165,561	79,634	42,162	40,798	328,155
Additions	6,734	3,307	3,560	50,697	64,298
Disposals	(141)	(607)	(1,231)	(10)	(1,989)
Transfers	2,266	23,551	9,459	(35,276)	—
Impact of foreign currency translation	(317)	—	(215)	(74)	(606)
September 30, 2024	174,103	105,885	53,735	56,135	389,858
Additions	6,741	16,624	11,793	45,960	81,118
Disposals	(1,036)	(4,801)	(1,746)	(8)	(7,591)
Transfers	16,620	21,118	4,995	(44,510)	(1,777)
Impact of foreign currency translation	(1,155)	—	(429)	(39)	(1,623)
September 30, 2025	195,273	138,826	68,348	57,538	459,985

Accumulated depreciation
September 30, 2023	(7,250)	(21,267)	(13,585)	—	(42,102)
Depreciation	(8,827)	(12,373)	(8,685)	—	(29,885)
Disposals	139	423	1,180	—	1,742
Impairment	—	(890)	—	—	(890)
Transfers	(9)	—	9	—	—
Impact of foreign currency translation	37	—	83	—	120
September 30, 2024	(15,910)	(34,107)	(20,998)	—	(71,015)
Depreciation	(9,746)	(17,665)	(9,873)	—	(37,284)
Disposals	1,005	4,556	1,525	—	7,086
Impairment	(835)	(967)	—	—	(1,802)
Transfers	—	—	—	—	—
Impact of foreign currency translation	358	—	168	—	526
September 30, 2025	(25,128)	(48,183)	(29,178)	—	(102,489)

Net book value
September 30, 2024	158,193	71,778	32,737	56,135	318,843
September 30, 2025	170,145	90,643	39,170	57,538	357,496

The additions during the years ended September 30, 2025 and 2024, are mainly related to investments in the production facility in Pasewalk, Germany and the production facility in Arouca, Portugal.

10.
LEASES

The Company, as a lessee, has lease contracts for various items of property and vehicles used in its operations. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs.

Right-of-use assets

	Buildings	Vehicles	Other	Total
Cost
September 30, 2023	177,139	5,432	—	182,571
Additions	81,869	3,363	11,312	96,544
Derecognition on termination	(6,721)	(791)	—	(7,512)
Impact of foreign currency translation	(6,243)	5	(502)	(6,740)
September 30, 2024	246,044	8,009	10,810	264,863
Additions	64,289	2,650	2,559	69,498
Derecognition on termination	(23,199)	(1,075)	—	(24,274)
Impact of foreign currency translation	(8,591)	2	(576)	(9,165)
September 30, 2025	278,543	9,586	12,793	300,922

Accumulated depreciation
September 30, 2023	(57,736)	(1,851)	—	(59,587)
Depreciation	(37,926)	(1,668)	(2,685)	(42,279)
Derecognition on termination	5,551	602	—	6,153
Impact of foreign currency translation	2,031	(4)	157	2,184
September 30, 2024	(88,080)	(2,921)	(2,528)	(93,529)
Depreciation	(40,433)	(2,114)	(3,241)	(45,788)
Derecognition on termination	13,671	1,018	—	14,689
Impact of foreign currency translation	3,178	—	290	3,468
September 30, 2025	(111,664)	(4,017)	(5,479)	(121,160)

Net book value
September 30, 2024	157,964	5,088	8,282	171,334
September 30, 2025	166,879	5,569	7,314	179,762

Lease liabilities

	Buildings	Vehicles	Other	Total

September 30, 2023	126,446	3,613	—	130,059
Additions, net*	79,705	3,166	12,840	95,711
Lease payments	(41,323)	(1,783)	(4,090)	(47,196)
Interest	8,066	181	1,155	9,402
Impact of foreign currency translation	(3,909)	6	—	(3,903)
September 30, 2024	168,985	5,183	9,905	184,073
Additions, net*	52,755	2,583	2,572	57,910
Lease payments	(45,148)	(2,275)	(4,291)	(51,714)
Interest	8,163	218	615	8,996
Impact of foreign currency translation	(6,020)	2	(328)	(6,346)
September 30, 2025	178,735	5,711	8,473	192,919

*Additions, net consists of additions to lease liabilities, lease modifications, and derecognition on termination.

Ancillary expense related to variable lease payments not included within the measurement of lease liabilities on a monthly basis are immaterial, accounting for approximately 10% or less of total lease payments for buildings. Refer to Note 6 – Financial risk management objectives and policies for disclosure of lease liability maturities.

Variable lease payments, short term leases, and low value leases were not significant for the years ended September 30, 2025, 2024 and 2023.

For further detail with respect to the Company’s leases, refer to Note 3 – Accounting Policies and Note 29 – Related party disclosures.

11.
INVENTORIES

	September 30, 2025	September 30, 2024
Raw materials	71,951	61,693
Work in progress	64,525	49,398
Finished goods	567,941	513,716
Inventories	704,417	624,807

During the years ended September 30, 2025, 2024, and 2023, inventories of €542.1 million, €452.9 million and €328.0 million, respectively, were recognized as an expense and included in cost of sales.

Write-downs of inventories amounted to €5.8 million and €15.6 million during the year ended September 30, 2025 and September 30, 2024, respectively. There were no write-downs of inventories during the year ended September 30, 2023.

12.
TRADE AND OTHER RECEIVABLES

Current
	September 30, 2025	September 30, 2024
Trade receivables	156,450	107,381
Other receivables	7,369	8,845
	163,819	116,226
Less: Expected Credit Loss allowance	(3,574)	(1,924)
Trade and other receivables	160,245	114,302

The Company’s allowance for expected credit losses was €3.6 million and €1.9 million as of September 30, 2025 and 2024, respectively, and the changes in allowance for charges and settlements during those periods were immaterial.

13.
OTHER ASSETS

Current
	September 30, 2025	September 30, 2024
Other current financial assets
Derivative financial instruments	16,851	8,104
Other financial assets	11,757	12,513
Total other current financial assets	28,608	20,617

Other current non-financial assets
Prepayments	21,323	17,514
VAT receivable	22,587	16,696
Right to return assets	1,412	1,411
Other	1,160	827
Total other current non-financial assets	46,482	36,448
Other current assets	75,090	57,065

The main component of current "Other financial assets" as of September 30, 2025 and 2024 relates to €9.8 million due from Ockenfels Group GmbH & Co. KG. See Note 29 – Related Party Disclosures. The remainder mainly relates to the government grant for the new production facility in Pasewalk. See Note 20 – Government Grant.

Non-current "Other assets" predominantly consists of the embedded derivative related to the Senior Notes. See Note 4 – Fair value measurement.

14.
EQUITY

As of September 30, 2025, the Company had 183,906,056 no par value ordinary shares outstanding. As of September 30, 2024, the Company had 187,829,202 no par value ordinary shares outstanding.

Capital Reorganization

Prior to the IPO, the Company completed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 par value into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo, which were subsequently cancelled. Please refer to Note 16 – Tax Receivable Agreement for further details on the TRA.

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

Secondary Offerings

On June 28, 2024, the Company completed a secondary offering of 14,000,000 ordinary shares on behalf of MidCo ("selling shareholder") at a price of $54.00 per share (the "June 2024 Secondary Offering"). On July 3, 2024, as part of the secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at $54.00 per share. This resulted in the sale of a total of 16,100,000 ordinary shares, which were held by the selling shareholder. The Company incurred €1.9 million in costs associated with the June 2024 Secondary Offering on behalf of MidCo. These costs were recorded in "General and administrative expenses".

On May 30, 2025, the Company completed another secondary offering of 14,000,000 ordinary shares on behalf of MidCo at a price of $52.50 per share (the "May 2025 Secondary Offering"). On the same day, as part of this secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at $52.50 per share. This resulted in the sale of a total of 16,100,000 ordinary shares, which were held by the selling shareholder. The Company incurred €1.7 million in costs associated with the May 2025 Secondary Offering on behalf of MidCo. These costs were recorded in "General and administrative expenses".

The Company did not issue additional ordinary shares and did not receive any proceeds from the secondary offerings.

MidCo remains the Company's controlling shareholder after both secondary offerings.

Share Redemption

On May 30, 2025, in connection with the May 2025 Secondary Offering, the Company repurchased 3,927,344 ordinary shares by way of redemption from the underwriters ("Share Redemption"). The ordinary shares were repurchased at $50.925 per share, which equals the May 2025 Secondary Offering price per share, less underwriting discounts and commissions. The ordinary shares redeemed by the Company pursuant to the Share Redemption were subsequently cancelled and are no longer outstanding. The Share Redemption was recognized as a €176.4 million reduction to Share premium during the year ended September 30, 2025.

15.
LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings from banks:

(in thousand of Euros)	Year of maturity	September 30, 2025	September 30, 2024
Non-current liabilities
EUR Term Loan	2029	375,000	375,000
USD Term Loan	2029	98,641	152,883
Vendor Loan	2029	217,408	208,305
Vendor Loan - interest payable	N/A	3,983	—
Senior Notes	2029	428,500	428,500
		1,123,532	1,164,688
Senior Notes embedded derivative		28,638	28,638
Less: amortization under the effective interest method		(24,160)	(23,361)
		1,128,010	1,169,965

Current liabilities
EUR Term Loan - interest payable	N/A	2,242	3,591
USD Term Loan - current portion	2026	5,090	7,890
USD Term Loan - interest payable	N/A	428	—
Vendor Loan - interest payable	N/A	—	3,816
Senior Notes - interest payable	N/A	9,373	9,373
		17,133	24,670

See Note 6 - Financial risk management objectives and policies for the aggregate scheduled maturities of the loans and borrowings outstanding as of September 30, 2025.

A reconciliation of financial liabilities is as follows:

	Original EUR Term Loan	EUR Term Loan	Original USD Term Loan	USD Term Loan	Vendor Loan	Senior Notes	Amortized transaction costs of loans and borrowings *	Total loans and borrowings	Amortized transaction costs of RCF **	Interest cap
October 1, 2023	379,197	—	748,444	—	305,048	437,873	(17,524)	1,853,038	(1,826)	(2,913)
Changes from financing cash flows
Proceeds from loans and borrowings	—	375,000	—	259,524	—	—	—	634,524	—	—
Repayment of loans and borrowings	(375,000)	—	(730,836)	(90,196)	(100,000)	—	—	(1,296,032)	—	—
Interest (paid)/received ***	(26,140)	—	(37,391)	(2,689)	(2,049)	(22,496)	—	(90,765)	—	1,359
Payment capitalized transaction cost	—	—	—	—	—	—	(3,955)	(3,955)	(1,508)	—
Total changes from financing cash flows	(401,140)	375,000	(768,227)	166,639	(102,049)	(22,496)	(3,955)	(756,228)	(1,508)	1,359
The effect of changes in foreign exchange rates	—	—	(6,573)	(8,573)	—	—	478	(14,668)	—	—
Changes in fair value	—	—	—	—	—	—	—	—	—	2,767
Interest expense (income)	21,943	3,591	26,356	2,707	9,122	22,496	—	86,215	—	(1,359)
Amortization of capitalized transaction cost	—	—	—	—	—	—	26,528	26,528	1,881	—
Capitalized transaction cost not yet paid	—	—	—	—	—	—	(250)	(250)	—	—
September 30, 2024	—	378,591	—	160,773	212,121	437,873	5,277	1,194,635	(1,453)	(146)

October 1, 2024	—	378,591	—	160,773	212,121	437,873	5,277	1,194,635	(1,453)	(146)
Changes from financing cash flows
Proceeds from loans and borrowings	—	—	—	—	—	—	—	—	—	—
Repayment of loans and borrowings	—	—	—	(50,137)	—	—	—	(50,137)	—	—
Interest (paid)/received ***	—	(18,097)	—	(9,928)	—	(22,496)	—	(50,521)	—	144
Payment of capitalized transaction cost	—	—	—	—	—	—	(250)	(250)	—	—
Total changes from financing cash flows	—	(18,097)	—	(60,065)	—	(22,496)	(250)	(100,908)	—	144
The effect of changes in foreign exchange rates	—	—	—	(6,977)	—	—	31	(6,946)	—	—
Changes in fair value	—	—	—	—	—	—	—	—	—	146
Interest expense (income)	—	16,748	—	10,428	9,270	22,496	—	58,942	—	(144)
Amortization of capitalized transaction cost	—	—	—	—	—	—	(830)	(830)	329	—
Capitalized transaction cost not yet paid	—	—	—	—	—	—	250	250	—	—
September 30, 2025	—	377,242	—	104,159	221,391	437,873	4,478	1,145,143	(1,124)	—

* Amortized transaction of loans and borrowings has a positive balance as the value of the embedded derivative bifurcated at inception from the Senior Notes exceeds the amount of capitalized transaction costs.

**Transaction fees related to the RCF are capitalized as part of "Other assets."

*** The remainder of interest paid during the year ended September 30, 2025 relates to other financing costs.

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

On May 28, 2024 Birkenstock Limited Partner S.à r.l., entered into a term and revolving facilities agreement for a new syndicated credit facility (the "Term and Revolving Facilities Agreement") consisting of a €375.0 million Euro-denominated term loan facility (the "EUR Term Loan") and a $280.0 million USD-denominated term loan facility (the "USD Term Loan") (collectively, the "Term Loan"). Effective on August 2, 2024, the Original Term Loan was extinguished and replaced with the Term Loan. The Term Loan maturity is February 28, 2029 and the interest rate is based on EURIBOR (for the EUR Term Loan) and Term SOFR (for the USD Term Loan), plus a margin which ranges between 1.60% and 2.60% (for the EUR Term Loan) and 1.90% and 2.60% (for the USD Term Loan) depending on the leverage. The Company paid banking and commitment fees of €2.8 million and $1.6 million on the Euro- and USD-denominated components, respectively, which are capitalized and amortized to "Finance cost, net" using the effective interest method over the life of the loan.

The Company made a voluntary prepayment of $50.0 million during the year ended September 30, 2025 and $100.0 million during the year ended September 30, 2024 towards the USD Term Loan.

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

On August 2, 2024, the ABL Facility was extinguished and replaced with a new revolving credit facility (the "Revolving Credit Facility" or "RCF") under the Term and Revolving Facilities Agreement. The Revolving Credit Facility allows to draw down further loan capital of €225.0 million until February 28, 2029 and requires a commitment fee of 0.50% of the drawable loan balance. This commitment fee is paid by the Company on a quarterly basis.

During the year ended September 30, 2025, €10.0 million of the €225.0 million RCF was separated to a new Ancillary Facility to be used for guarantees. As result, €215.0 million of the RCF is available and remains undrawn as of September 30, 2025.

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

The Company made a voluntary prepayment of €100.0 million towards the Vendor Loan during the year ended September 30, 2024. No voluntary prepayments were made during the year ended September 30, 2025.

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

Guarantors

The following table presents the guarantors for the Term Loans, the Revolving Credit Facility and the Senior Notes:

Guarantor	Term Loans	Revolving Credit Facility	Senior Notes
1. Birkenstock Limited Partner S.à r.l.	Yes	Yes	Yes
2. Birkenstock Group B.V. & Co. KG	Yes	Yes	Yes
3. Birkenstock US BidCo Inc.	Yes	Yes	Yes
4. Birkenstock Components GmbH	Yes	Yes	Yes
5. Birkenstock Digital GmbH	Yes	Yes	Yes
6. Birkenstock Global Sales GmbH	Yes	Yes	Yes
7. Birkenstock IP GmbH	Yes	Yes	Yes
8. Birkenstock Productions Hessen GmbH	Yes	Yes	Yes
9. Birkenstock Productions Rheinland-Pfalz GmbH	Yes	Yes	Yes
10. Birkenstock Productions Sachsen GmbH	Yes	Yes	Yes
11. Birkenstock USA GP, LLC	Yes	Yes	Yes
12. Birkenstock USA, LP	Yes	Yes	Yes
13. Birkenstock USA digital LLC	Yes	Yes	Yes
14. Birkenstock Europe GmbH	Yes	Yes	No
15. Birkenstock Cosmetics GmbH	No	No	Yes
16. Birkenstock Cosmetics USA GP LLC	No	No	Yes
17. Birkenstock Cosmetics USA LP	No	No	Yes

Covenants

Term and Revolving Facilities Agreement

As part of the Term and Revolving Facilities Agreement that came into effect on August 2, 2024, as at March 31 and September 30 of each fiscal year, the Company's total net leverage ratio shall not exceed a ratio of 3.50:1.

As of September 30, 2025 and 2024, the Company was in compliance with all financial and non-financial covenants in its debt instruments.

16. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Holding entered into the Tax Receivable Agreement ("TRA") with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo (please refer to Note 14 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of certain tax benefits resulting from the Transaction or that were otherwise available to the Company as of the date of the IPO. Under the TRA, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

As of October 10, 2023, the future payments expected to be made under the TRA totaled approximately $239.4 million for the USD tranche and €298.9 million for the EUR tranche over the upcoming 12 years (equaling the approximate undiscounted TRA payments). The fair value (level 3 Fair Value assessment) of the liability for these future payments was determined to be €355.8 million as of October 10, 2023. At inception the fair value was calculated based on expected cash flows with an assumption regarding expected tax payments denominated in USD and EUR as well as discounting to a present value using the original discount rate. As the fair value is not less than the amount payable on demand and the TRA could have been terminated at inception, the fair value was determined under the assumption of an early termination. The fair value at inception, together with the respective expected cash flows, determined an effective interest rate for the USD and an effective interest rate for the EUR tranche.

Payments under the TRA are expected to be made in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce taxes paid to a tax authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in "Finance cost, net", in the consolidated statements of comprehensive income in the period in which the change occurs. As of September 30, 2025, the Company's estimate of the expected future undiscounted cash payments to be made under the TRA was updated to $236.1 million for the USD tranche and €273.4 million for the EUR tranche.

Subsequent to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows from the USD tranche as well as EUR tranche and the original effective interest rate. The liability is discounted via the effective interest method and the expenses are recognized within "Finance cost, net." The TRA requires payments to be made in USD and for the EUR tranche to be translated to USD at a spot rate determinable on the date of filing the US tax return for the respective fiscal year. At the end of each reporting period, the Tax receivable agreement liability ("TRA liability") is remeasured to the Company's functional currency, EUR from USD, for both the USD cash flow tranche and any EUR cash flow tranche that has since been translated into USD under the terms of the agreement. The resulting foreign exchange gain or loss is recognized in the statements of comprehensive income (loss).

The total balance of the TRA liability as of September 30, 2025 amounted to €356.8 million, €54.4 million of which is classified as current. The total balance of the TRA liability as of September 30, 2024 amounted to €359.9 million, €15.3 million of which was classified as current.

See Note 6 – Financial risk management objectives and policies for the aggregate scheduled maturities of the TRA as of September 30, 2025.

17.
INCOME TAX

The major components of income tax expense are as follows:

	Year ended September 30,
	2025	2024	2023
Current income taxes	(101,054)	(78,366)	(50,849)
Deferred income taxes	(20,599)	(23,814)	(27,781)
Income tax expense	(121,653)	(102,180)	(78,630)

For the periods ended September 30, 2025, 2024 and 2023, the UK corporate income tax rate of 25% was used to calculate the current taxes. The Holding has its registered seat in Jersey whereas the effective place of management is in the UK which gives rise to the Holding being subject to UK corporate income tax resulting in an application of the UK corporate income tax rate of 25% instead of the Jersey corporate income tax rate of 0%.

For the foreign subsidiaries, country-specific tax rates were used for each respective period. The calculation of deferred tax assets and deferred tax liabilities was based on tax rates that are likely to be applicable in the period of reversal of the deferred tax assets and deferred tax liabilities.

The income taxes calculated at the effective tax rate reconcile as follows:

	Year ended September 30,
	2025	2024	2023
Net profit before tax	469,980	293,782	153,652
Expected income tax expense at a 25% statutory UK tax rate	(117,495)	(73,446)	(38,413)
Increased/ decreased by:
- Non-deductible expenses for tax purposes	(2,936)	(2,175)	(2,699)
- Non-deductible share-based compensation	(18)	(1,098)	(19,880)
- Change in permanent items	—	—	687
- Minimum Taxation	—	(1,915)	—
- Income exempted from tax	—	1,247	—
- Previous year current taxes	1,689	(354)	(454)
- Previous year deferred taxes	1,318	(5,042)	(5,007)
- Changes in non-recognition of deferred tax assets on temporary differences/tax loss carry forwards	1,504	(11,369)	(8,400)
- Tax rate differences	(18,202)	(13,410)	(5,628)
- Tax rate changes	12,288	2,461	(142)
- Other	199	2,921	1,306
Effective income tax expense	(121,653)	(102,180)	(78,630)

During the year ended September 30, 2025, the gradual reduction of the German corporate income tax rate from 2028 to 2032 resulted in a deferred tax income of €11.6 million. This is reflected above in the Tax rate changes line item.

The net deferred tax assets and liabilities mainly relate to the following differences between IFRS and the tax base are shown in the following table:

	September 30, 2025		September 30, 2024
	Assets	Liabilities	Assets	Liabilities
Trade receivables	49	155	45	149
Inventories	60,608	3,390	64,093	4,385
Other current assets	73	5,134	79	2,413
Property, plant and equipment	3,073	10,676	6,712	9,580
Right-of-use assets	—	46,332	—	45,681
Intangible assets	—	220,607	—	204,456
Other current financial liabilities	11,567	—	12,025	—
Other current liabilities	794	1,637	2,450	926
Current provisions	14,420	1,837	10,103	3,012
Other non-current financial liabilities	39,958	6,532	37,712	7,364
Tax loss and interest carryforwards	13,885	—	13,861	—
Deferred tax assets (liabilities)	144,427	296,300	147,080	277,966
Offsetting	(132,871)	(132,871)	(146,963)	(146,963)
Deferred tax assets (liabilities) on balance sheet	11,556	163,429	117	131,003

The deferred taxes developed as follows:

	September 30, 2025	September 30, 2024
Net amount at October 1	(130,886)	(109,794)
thereof deferred tax assets	117	—
thereof deferred tax liabilities	(131,003)	(109,794)
Taxes charged:
to income statement	(20,599)	(23,814)
to other comprehensive income
Exchange differences	(388)	2,722
Net amount at September 30	(151,873)	(130,886)
thereof deferred tax assets	11,556	117
thereof deferred tax liabilities	(163,429)	(131,003)

For the following (gross) items, no deferred taxes were recognized:

	September 30, 2025	September 30, 2024
Tax loss carry forwards	72,811	99,851

Tax loss carry forwards mainly relate to the Company and foreign entities, which can be carried forward indefinitely. However, due to insufficient projected future taxable income, no deferred taxes on the aforementioned tax loss carry forwards were recognized for the respective periods.

The Company did not recognize deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €704.0 million as of September 30, 2025 and €597.5 million as of September 30, 2024 as these are intended to be reinvested.

The Company is subject to the global minimum top-up tax under Pillar Two tax legislation. The impact of Pillar Two was not significant during the year ended September 30, 2025.

18.
TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES

	September 30, 2025	September 30, 2024
Trade payables	72,120	74,680
Other payables	63,883	61,600
Trade and other payables	136,003	136,280

Other payables consist of refund liabilities, other liabilities for invoices not yet received or not yet approved and still under review at period end.

	September 30, 2025	September 30, 2024
Accruals for personnel	25,414	21,969
Accruals for audit fees	3,915	4,283
Other accruals	2,893	3,159
Accrued liabilities	32,222	29,411

Other accruals consist primarily of accruals for litigations, commission, and other levies.

19.
PROVISIONS

The development of the provisions are as follows:

	Personnel obligations	Legal	Other	Total
September 30, 2023	17,175	10,136	13,974	41,285
Additions	22,830	—	1,629	24,459
Utilization	(12,243)	—	(11,428)	(23,671)
Reversals	(1,642)	(2,520)	(293)	(4,455)
Transfer to accruals	—	(1,145)	—	(1,145)
Impact of foreign currency translation	(277)	—	(165)	(442)
September 30, 2024	25,843	6,471	3,717	36,031
thereof current	22,908	6,471	1,785	31,164
thereof non-current	2,935	—	1,932	4,867
Additions	25,901	584	4,093	30,578
Utilization	(20,715)	—	(1,879)	(22,594)
Reversals	(2,339)	(438)	(45)	(2,822)
Impact of foreign currency translation	(329)	—	(113)	(442)
September 30, 2025	28,361	6,617	5,773	40,751
thereof current	25,467	6,617	4,254	36,338
thereof non-current	2,894	—	1,519	4,413

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

Provision for Legal

The provision for legal is the estimated contingencies related to litigation with the Company’s counterparties. Management recognizes provisions for legal for recognizable risks and uncertain liabilities and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment (see Note 28 – Commitments and contingencies).

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

20.
Government Grant

Government Grant
September 30, 2023	10,634
Pledged during the year	239
Released to the statement of comprehensive income	(499)
September 30, 2024	10,374
thereof current	—
thereof non-current	10,374
Pledged during the year	—
Released to the statement of comprehensive income	(505)
September 30, 2025	9,869
thereof current	—
thereof non-current	9,869

In the year ended September 30, 2023 the Company was awarded a government grant by the state of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. €1.9 million and €8.7 million of cash was received from the state of Mecklenburg-Vorpommern during the years ended September 30, 2025 and 2024, respectively. Both cash receipts were recorded as a reduction of the other financial assets. See Note 13 - Other Assets.

21.
OTHER CURRENT LIABILITIES

	September 30, 2025	September 30, 2024
VAT payable	11,849	7,541
Non-income tax liabilities	3,371	4,072
Other	1,454	1,881
Other current liabilities	16,674	13,494

22.
REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Year ended September 30,
	2025	2024	2023
B2B	1,297,933	1,083,721	887,957
DTC	794,797	716,687	598,664
Other	4,699	4,282	5,290
Revenue	2,097,429	1,804,690	1,491,911

Our B2B and DTC channels generate revenue across each of our reportable segments, with B2B revenue being more prominent in each segment. The distribution between B2B and DTC revenue in our reportable segments approximates the distribution of the consolidation group.

For details on assets related to contracts with customers refer to Note 12 – Trade and other receivables. Trade receivables as shown in the consolidated statements of financial position relate to the sale of products and other revenue.

The balance of contract liabilities as of each year end is fully recognized as revenue within the next fiscal year.

23.
OPERATING EXPENSES

	Year ended September 30,
	2025	2024*	2023*
Cost of sales	(30,117)	(20,213)	(14,785)
Selling and distribution expenses	(43,390)	(38,304)	(28,883)
General and administrative expenses	(9,565)	(13,647)	(11,173)
Total depreciation	(83,072)	(72,164)	(54,841)

Cost of sales	(348)	(548)	(58)
Selling and distribution expenses	(26,343)	(26,740)	(26,492)
General and administrative expenses	(1,975)	(950)	(2,022)
Total amortization	(28,666)	(28,238)	(28,572)

Cost of sales	(216,126)	(193,091)	(153,868)
Selling and distribution expenses	(115,603)	(98,572)	(87,963)
General and administrative expenses	(56,790)	(52,506)	(113,905)
Total personnel costs	(388,519)	(344,169)	(355,736)

Cost of sales	(1,470)	(764)	—
Selling and distribution expenses	(289)	(126)	—
General and administrative expenses	(43)	—	—
Total impairment	(1,802)	(890)	—

*Figures for the years ended September 30, 2024 and 2023 have been conformed to the current period presentation.

Additionally, Selling and distribution expenses predominantly consists of selling and marketing expenses as well as logistics expenses. Selling and marketing expenses amount to €184.5 million, €159.2 million, and €129.5 million during the years ended September 30, 2025, 2024 and 2023, respectively. Logistics expenses amounted to €148.4 million, €149.6 million and €89.4 million during the years ended September 30, 2025, 2024 and 2023, respectively.

The personnel costs line items above capture expenses relating to social security benefits, including the governmental retirement plan in Germany and four defined contribution plans for employees in the United States as described below:

German Governmental Plan

The Company pays the employer’s contribution for the social security monthly, which includes 9.3% of the gross salary of each employee for the governmental retirement scheme.

The Company's contribution to the German Governmental Plan amounted to €19.0 million, €17.5 million and €15.0 million during the years ended September 30, 2025, 2024 and 2023, respectively.

U.S. Defined Contribution Plans

In the United States, the Company participates in three defined contribution plans ("DC plans"): Safe Harbor 401(K) Contribution, Profit Share, and Non-Qualified Deferred Compensation Plan. The Company's contribution to these DC plans amounted to €2.2 million, €1.9 million, and €1.6 million for the years ended September 30, 2025, 2024 and 2023, respectively.

24.
FOREIGN EXCHANGE GAIN (LOSS)

	Year ended September 30,
	2025	2024	2023
Realized FX loss	(20,102)	(23,835)	(15,645)
Unrealized FX gain (loss)	18,149	4,194	(20,411)
Foreign exchange loss	(1,953)	(19,641)	(36,056)

The Foreign exchange loss is primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans. In particular, Birkenstock Global Sales GmbH, a subsidiary of the Company, transfers inventory from our fulfillment centers/production sites in Germany to the third-party fulfillment center of our subsidiary in the U.S., for which the intercompany invoices are denominated in USD. The related trade receivables due to Birkenstock Global Sales GmbH are paid at a later date at the prevailing foreign exchange rate. Additionally, €10.8 million and €8.9 million of the unrealized foreign exchange gain during the years ended September 30, 2025 and 2024, respectively, is due to the remeasurement of the USD cash flow tranche of TRA liability to the Holding's Euro functional currency. See Note 6 – Financial risk management objectives and policies.

The Euro/USD foreign exchange rates are as follows:

	Euro/USD exchange rates
	FX-rate at the beginning of the period	FX-rate at the end of the period	Change of FX-rate during the period in %
Year ended September 30, 2025	1.12	1.17	5%
Year ended September 30, 2024	1.06	1.12	6%
Year ended September 30, 2023	0.97	1.06	9%

25.
FINANCE RESULT

	Year ended September 30,
	2025	2024	2023
Interest expense - loans	(58,942)	(86,215)	(117,564)
Interest expenses - TRA	(7,632)	(12,975)	—
Interest expense - leases	(8,996)	(9,402)	(5,721)
Amortization of transaction costs	501	(28,409)	(6,150)
Reclassification from OCI to profit or loss from cash flow hedge	—	(2,665)	(272)
Change in FV of senior notes derivative asset	(9,813)	3,814	18,561
Interest income - bank	7,006	8,036	2,397
Other	(1,688)	516	1,713
Finance cost, net	(79,564)	(127,300)	(107,036)

Finance costs, net primarily includes interest on the Company's loans and borrowings, which decreased to due prepayments made during the years ended September 30, 2025 and 2024. During the year ended September 30, 2024, the extinguishment of the Senior Term Facilities Agreement resulted in the accelerated amortization of the transaction costs. See Note 15 – Loans and borrowings. Additionally, the TRA was introduced during the year ended September 30, 2024, which resulted in additional finance cost due to the unwinding of the discounting.

26.
EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting year.

The calculation of earnings per share is as follows:

	Year ended September 30,
	2025	2024	2023
Weighted number of outstanding shares	186,507,512	187,599,357	182,721,369
Number of shares with dilutive effects	—	—	—
Weighted number of outstanding shares (diluted and undiluted)	186,507,512	187,599,357	182,721,369

Profit attributable to ordinary shareholders	348,327	191,602	75,022
Basic	1.87	1.02	0.41
Diluted	1.87	1.02	0.41

The Company`s management investment plan has no dilutive effect on the earnings per share calculation as all granted awards were settled by an immediate parent rather than by the Company itself. For further information please refer to Note 27 – Share-based compensation.

27.
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

In March 2023, awards for 1,197,100 shares of BK LC Manco GmbH & Co. KG were granted in five separate tranches each representing 20% of the shares. The MIP was accounted for as equity-settled share-based payment transaction in scope of IFRS 2 with a vesting period up to four years. 20% of the awards were to vest after each year of service provided with the last 20% vesting only with an occurrence of an exit. As of the grant date, the Company deemed it more likely than not that an exit event would occur more than 12 months after the grant. Therefore, for the first 20% tranche, the occurrence of an exit event was accounted for as a market condition and was included in the grant date fair value of the awards. For the remaining tranches, the occurrence of an exit event was accounted for as a non-market vesting condition. The Company considered several scenarios for the timing of the exit event and assigned appropriate probabilities to them.

The weighted average fair value of the awards granted under the MIP was €57.57.

The fair value at grant date was estimated using a DCF model and then a Black-Scholes option pricing model, weighted for the assigned probability of each exit event date scenario. The model took into account, among other things, a self-investment as well as the potential development of Birkenstock's ordinary redeemable share price. The historical volatility was derived from a peer group. The ordinary redeemable share price of €72.23 was determined based on the following assumptions:

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

If an exit event of the Company, which is defined as initial public offering or sale, took place during the vesting period, the entire award would be immediately fully vested. Accordingly, the vesting period was variable and was subject to re-estimation each reporting date, based on expected timing of an exit event.

As the Company closed its IPO on October 13, 2023, the entire award fully vested during the year ended September 30, 2024, and the Company recognized €0.4 million and €3.2 million of share-based compensation expenses related to the MIP in "Selling and distribution expenses" and "General and administrative expenses", respectively. During the year ended September 30, 2023, the Company recognized €7.4 million and €58.0 million of share-based compensation expenses related to the MIP in "Selling and distribution expenses" and "General and administrative expenses", respectively. The Company incurred no expenses related to the MIP during the year ended September 30, 2025.

28.
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

The aggregated expected commitments are as follows:

	September 30, 2025	September 30, 2024
Purchase commitments	43,526	25,778
Future lease payments*	6,090	13,598
Total	49,616	39,376

*Relates to leases not yet commenced to which the Company is committed via signed contracts.

On September 23, 2025 the Company signed an agreement for the purchase of a building and undeveloped land in Wittichenau, Germany, for a purchase price of €18.0 million. As the Company did not have control of the property as of September 30, 2025, it is included as part of the above purchase commitments. See in Note 31– Subsequent events.

Contingencies

The Company is defending an action brought by a French distributor as a result of the termination of a business relationship. The plaintiff's initial claim amounted to €94.7 million. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff appealed against the decision of the commercial court of Nancy on March 14, 2024 and filed their briefing and claim with the Paris Court of Appeal on June 14, 2024. The Company filed its briefing in response on November 12, 2024. The plaintiff reduced some of its claims but also introduced a new claim. In appeal, their claims total approximately €41.6 million. This change is mainly because the plaintiff made no claim in the appeal regarding the alleged loss of clientele. A court decision on the appeal is not expected before the end of calendar year 2025. The Company has recognized a provision for management’s best estimate of probable cash outflow.

29.
RELATED PARTY DISCLOSURES

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer (current and former), Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, former Chief Technical Operations Officer, President Europe, President Americas and the Board of Directors.

Key management compensation is comprised of the following:

	Year ended September 30,
	2025	2024	2023
Short-term employee benefits	19,146	16,964	16,436
Long-term employee benefits	430	-	244
Post-employment benefits	760	810	732
Termination benefits	476	19	2,053
Share-based compensation	281	2,952	54,752
Total	21,093	20,745	74,217

During both the years ended September 30, 2025 and 2024, director compensation amounted to €0.5 million. Additionally, certain non-employee directors are granted restricted share units ("RSUs") annually with a total grant date value of €0.3 million. During both the years ended September 30, 2025 and 2024, the Company incurred €0.3 million in RSU related expenses. The Company incurred no director expenses during the year ended September 30, 2023.

Key management personnel transactions

During the year ended September 30, 2024, the Company paid personal income taxes of €11.4 million ($12.6 million) for the fully vested MIP program on behalf of key management personnel. This receivable was non-interest bearing which was paid back in full in the same fiscal year.

The Company maintains a long-term business relationship related to the production of advertising content with a model agency, owned by a family member of our Chief Executive Officer. The Company incurred marketing expenses in the amount of €0.1 million, €0.1 million and €0.2 million during the years ended September 30, 2025, 2024 and 2023, respectively.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, (collectively, the "Predecessor Shareholders") and made lease payments in the amount of €0.5 million during each of the years ended September 30, 2025, 2024 and 2023. The lease liability amounted to €0.9 million and €1.3 million as of September 30, 2025 and 2024, respectively. The corresponding right-of-use assets amounted to €0.8 million and €1.2 million as of September 30, 2025 and 2024, respectively. Additionally, as of September 30, 2025 and September 30, 2024, the Company also had payables due to Ockenfels in the amount of €1.8 million (Other financial liabilities - current), relating to taxes from activities prior to the Transaction, which was received on behalf of the Predecessor Shareholders.

As of September 30, 2025 and September 30, 2024, the Company had outstanding receivables of €9.8 million (Other current assets) due from Ockenfels, predominantly relating to trade and value added taxes in connection with the Transaction in 2021 and to be reimbursed by Ockenfels in accordance with the agreements governing the Transaction. Additionally, the Company recognized income of €0.1 million during the year ended September 30, 2025 for tax services provided to Ockenfels related to the Transaction. No income regarding this item was recognized during the years ended September 30, 2024 and 2023.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and other entities affiliated with L Catterton. The Company incurred €0.2 million, €0.3 million and €0.4 million in expenses during the years ended September 30, 2025, 2024 and 2023, respectively.

The Company made sales to LVMH affiliated entities in the amounts of €0.7 million, €0.7 million and €2.3 million during the years ended September 30, 2025, 2024 and 2023, respectively.

As of September 30, 2025, the Company has a lease liability of €0.8 million owed to CB Beteiligungs GmbH & Co. KG. As of September 30, 2024, the lease liability amounted to €0.2 million. The corresponding right-of-use asset amounted to €0.7 million and €0.2 million as of September 30, 2025 and 2024, respectively.

As described in Note 14 – Equity, the Company repurchased 3,927,344 ordinary shares from MidCo for €176.4 million during the year ended September 30, 2025.

As described in Note 16 - Tax Receivable Agreement, in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. There were no payments made under the TRA during the year ended September 30, 2025. The outstanding balance of the TRA liability as of September 30, 2025 was €356.76 million and €359.89 million as of September 30, 2024.

30.
COMPOSITION OF THE COMPANY

See accounting policy in Note 3 – Accounting Policies – Consolidation of subsidiaries.

The wholly-owned subsidiaries shown below consist of those necessary to understand the composition of the Company and include the material subsidiaries in each region that the Company operates as well as those subsidiaries associated with debt arrangements, leasing, logistic, and production activities. There were no material changes to the composition of the Company during the year ended September 30, 2025.

Name of subsidiary	Registered in
Birkenstock Canada Ltd.	Canada
Birkenstock Components GmbH	Germany
Birkenstock Cosmetics GmbH	Germany
Birkenstock Digital GmbH	Germany
Birkenstock Europe GmbH	Germany
Birkenstock Financing S.à r.l.	Luxembourg
Birkenstock France SAS	France
Birkenstock Global Sales GmbH	Germany
Birkenstock Group B.V. & Co. KG	Germany
Birkenstock IP GmbH	Germany
Birkenstock India Private Ltd.	India
Birkenstock Injections GmbH	Germany
Birkenstock Japan Limited	Japan
Birkenstock Logistics GmbH	Germany
Birkenstock MEA FZ LLC	UAE
Birkenstock Netherlands B.V.	Netherlands
Birkenstock Nordic ApS	Demark
Birkenstock Real Estate GmbH	Germany
Birkenstock Product GmbH	Germany
Birkenstock Productions Hessen GmbH	Germany
Birkenstock Productions Rheinland-Pfalz GmbH	Germany
Birkenstock Productions Sachsen GmbH	Germany
Birkenstock Spain S.L.U.	Spain
Birkenstock Trading (Shanghai) Co. Ltd.	China
Birkenstock UK Ltd.	United Kingdom
Birkenstock US BidCo Inc.	USA
Birkenstock USA LP	USA
S&CC Portugal Unipessoal, Lda.	Portugal
Birkenstock Korea Ltd.	South Korea

31.
SUBSEQUENT EVENTS

Acquisition of a production and logistics facility

On October 9, 2025, the Company paid in cash the net purchase price of €18.0 million for, and took possession of, a production and logistics facility in Wittichenau, Germany. As the purchase agreement was signed on September 23, 2025, the €18.0 million is included as part of purchase commitments in Note 28 – Commitments and contingencies. The acquisition will be completed upon entry of the transfer of ownership in the land registry (Grundbuch), which is expected to occur during the quarter ending March 31, 2026. The Company intends to use the property as production and logistics facility, which will be accounted for by the Company as an asset acquisition during the year ending September 30, 2026.

Acquisition of Birkenstock Australia Pty. Ltd.

On October 23, 2025, Birkenstock International Asia GmbH completed the acquisition of Birkenstock Australia Pty. Ltd. ("Birkenstock Australia"), the Company's long-standing distributor in Australia. Birkenstock International Asia GmbH acquired 100% of the shares and all assets and liabilities of the acquired entity. This acquisition was made to invest in the Australian market and to further unlock growth potential in the APAC region. The acquisition is accounted for as a business combination using the acquisition method.

The preliminary base purchase price for the transaction is AUD $27.0 million (€15.1 million), exclusive of working capital and purchase price adjustments. The preliminary purchase price is subject to post-close adjustments to be finalized within the next months. The first tranche of the purchase price of AUD $9.0 million (€5.0 million) was paid on the closing date of the transaction. The second tranche (total purchase price, less the first tranche, escrow amount, and working capital adjustments) and the AUD $3.0 million escrow amount will be paid no earlier than six months after the first tranche payment date. The escrow amount will be released eighteen months after the first tranche payment.

The Company is in the process of performing a preliminary allocation of total consideration to the underlying assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date in accordance with IFRS 3.